As filed with the Securities and Exchange Commission on June 15, 2010

Registration No. 333-165673

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 6

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

HIGHER ONE HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7389	26-3025501
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

25 Science Park

New Haven, Connecticut 06511

(203) 776-7776

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Thomas D. Kavanaugh, Esq.

General Counsel

Higher One Holdings, Inc.

25 Science Park

New Haven, Connecticut 06511

(203) 776-7776

(Name, address, including zip code, and telephone number, including area code, of agent for service)

David Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Jay Clayton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 15, 2010.

14,250,000 Shares

Higher One Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Higher One Holdings, Inc.

Higher One Holdings, Inc. is offering 3,103,822 of the shares to be sold in this offering. The selling stockholders identified in this prospectus, including certain of our directors and officers, are offering an additional 11,146,178 shares. Higher One Holdings, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $15.00 and $17.00. Higher One Holdings, Inc. intends to list the common stock on the New York Stock Exchange under the symbol “ONE”.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Higher One Holdings, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 14,250,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,137,500 shares from us and the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2010.

Goldman, Sachs & Co.

UBS Investment Bank

Piper Jaffray	Raymond James	William Blair & Company

JMP Securities

Prospectus dated                     , 2010.

Prospectus

We are responsible for the information contained in this prospectus. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

i

PROSPECTUS SUMMARY

The following summary contains a brief overview of the key aspects of the offering that are the most significant. For a more complete understanding of the information that you may consider important before investing in our common stock, we encourage you to read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

Our Company

We are a leading provider of technology and payment services to the higher education industry. We believe, based on our experience in the industry, that we provide the most comprehensive suite of disbursement and payment solutions specifically designed for higher education institutions and their students. We also provide campus communities with convenient and student-oriented banking services, which include extensive user-friendly features.

The disbursement of financial aid and other refunds to students is a highly regulated, resource-consuming and recurrent obligation of higher education institutions. The student disbursement process remains mainly paper-based, costly and inefficient at most higher education institutions. These institutions are facing increasing pressure to improve administrative efficiency and the quality of service provided to students, to streamline regulatory compliance in respect of financial aid refunds, and to reduce expenses.

We believe our products provide significant benefits to both higher education institutions as well as their campus communities, including students. For our higher education institution customers, we offer our OneDisburse® Refund Management® disbursement service. Our disbursement service facilitates financial aid and other refunds to students, while simultaneously enhancing the ability of our higher education institutional clients to comply with the federal regulations applicable to financial aid transactions. By using our refund disbursement solutions, our clients save on the cost of handling disbursements, improve related business processes, increase the speed with which students receive their refunds and ensure compliance with applicable regulations.

For students and other campus community members, we offer our OneAccount service that includes a Federal Deposit Insurance Corporation-insured deposit account provided by our bank partner, a OneCard, which is a debit MasterCard® ATM card, and other retail banking services. OneAccount is cost competitive and tailored to the campus communities that we serve, providing students with convenient and faster access to disbursement funds.

We also offer payment transaction services which are primarily software-as-a service solutions that facilitate electronic payment transactions allowing higher education institutions to receive easy and cost effective electronic payments from students, parents and others for essential education-related financial transactions. Features of our payment services include online bill presentment and online payment capabilities for tuition and other fees.

We have experienced significant growth since our inception in 2000, which we believe demonstrates the benefits and convenience our products provide to our customers, as well as the complementary nature of our higher education institution services and student services. As of March 31, 2010, 402 campuses serving approximately 2.7 million students had purchased the OneDisburse service and 293 campuses serving approximately 2.2 million students had contracted to use one or more of our payment products and services. From 2003 through 2009, our disbursement services and our student banking services have experienced consistent annual growth. Since our initial product launch in 2002 and as of March 31, 2010, we have completed disbursement transactions with a total cash value of approximately $13.6 billion. In addition, as of March 31, 2010, we had approximately 1.2 million OneAccounts, representing growth in the number of OneAccounts of 84% from March 31, 2009.

In 2009, our total revenue, adjusted EBITDA, adjusted net income and net income were approximately $75.5 million, $30.5 million, $18.1 million and $14.2 million, respectively, which represents three-year compounded annual growth rates over 2006 of approximately 68%, 192%, 74% and 62%, respectively. See “Summary—Summary Consolidated Financial Data” for definitions of adjusted EBITDA and adjusted net income and reconciliations to net income. In 2009, excluding revenue generated by our recent acquisition of CASHNet, we generated over 90% of our revenue from contracts signed in prior years.

Investment Highlights

We believe that an investment in our common stock benefits from the following key factors:

•

Most Comprehensive Suite of Products and Services.    We believe that none of our competitors can match our ability to provide solutions to higher education institutions’ financial services needs, including compliance monitoring, while simultaneously meeting the retail banking needs of students.

•

Diversified Client Base.    Our higher education institutional client base is very diverse, spanning colleges, universities and other higher education institutions in 46 states, with no single campus accounting for more than 4% of our revenue in 2009.

•

Focus on Customer Service and Satisfaction.    We believe we provide superior customer service. Our after-sales service for higher education institutional clients is focused on person-to-person assistance with our technology and software solutions. Our after-sales service for our student banking customers is designed to provide cost-effective technology-based customer service. We believe that our over 97% retention rate since 2003 among our higher education institutional clients, including clients of CASHNet, demonstrates the level of our client and customer satisfaction.

•

Predictable Revenue Streams.    The majority of our revenue each year is generated through existing relationships with higher education institutions and their campus communities. For example, in 2009, excluding revenue generated by our recent acquisition of CASHNet, we generated over 90% of our revenue from contracts signed in prior years. This, coupled with our over 97% retention rate since 2003 among our higher education institutional clients, including clients of CASHNet, provides a relatively stable and predictable revenue stream. This visibility allows us to appropriately manage our expenses and investments.

•

Scalable Business Model.    Our scalable technology and infrastructure permits us to significantly expand our business in a cost-effective manner. Our products and services are based on a combination of our proprietary software applications, third-party technology and infrastructure solutions and business processes that can be used for multiple clients without significant cost implications.

•

Experienced Management Team With A Proven Track Record.    Our senior management team, which includes two of our three founders, has been with us for an average of eight years and is primarily responsible for our company’s rapid growth.

Our Strategy

We believe that there is a significant opportunity to continue to achieve significant future growth. We intend to continue to increase revenue and profitability by strengthening our position as a leading provider of technology and payment services to the higher education industry. Key elements of our growth strategy include:

•

Expand the Number of Contracted Higher Education Institutions.    We continue to add to our client base. We believe that as of March 31, 2010 we have only accessed 14% and 12% of the potential market for our disbursement products and payment products, respectively, and that a large proportion of the remaining potential clients still rely primarily on inefficient in-house disbursement and payment solutions and would benefit from our industry-leading suite of electronic products and services.

•

Increase OneAccount Usage.    We are focused on increasing the number of OneAccount users at our higher education institutional clients, as well as encouraging OneAccount holders to increase their use of their accounts and increasing our penetration and usage rates among students at our existing OneDisburse clients.

•

Cross-Sell Our Existing Products and Services.    We intend to cross-sell our products and services though bundled packages and pricing, particularly by pursuing the cross-selling opportunities presented by our acquisition of CASHNet in November 2009. At the time of the acquisition, there was only a 6% overlap of students enrolled at clients using both Higher One and CASHNet products and services.

•

Enhance and Extend Our Products and Services.    We intend to continue to anticipate and monitor customer and client needs and to respond by developing and introducing new products and services and upgrading or modifying our existing offerings.

•

Pursue Strategic Partnerships and Opportunistic Acquisitions.    We intend to selectively consider acquisitions of, and investments in, companies or joint ventures that offer complementary products and services.

Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may materially and adversely affect our business, financial condition and operating results. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors” beginning on page 11, before investing in our company. Risks relating to our business and industry include:

•	we may face substantial and increasing competition in the industries in which we do business;

•	the fees that we generate are subject to competitive pressures and are subject to change;

•	fees for financial services are subject to increasingly intense legislative and regulatory scrutiny;

•	the convenience fees that we charge are subject to change;

•	we depend on the availability of financial aid and the current government financial aid regime that relies on the outsourcing of financial aid disbursements through higher education institutions;

•	we depend on our relationship with higher education institutions and, in turn, student usage of our products and services for future growth of our business;

•	we outsource critical operations, including certain banking services, which exposes us to risks related to our third-party vendors;

•	we may face breaches of security measures, unauthorized access to or disclosure of data relating to our clients, fraudulent activity and infrastructure failures;

•	our disbursement services to higher education institutions is an emerging and uncertain business; and

•	we depend on a strong brand and a failure to maintain and develop our brand in a cost-effective manner may hurt our ability to expand our customer base.

Our Corporate History and Other Information

Higher One, Inc. was founded in 2000 in New Haven, Connecticut by Mark Volchek, Miles Lasater and Sean Glass. In July 2008, Higher One, Inc. formed Higher One Holdings, Inc., which is now the holding company for all of our operations. In November 2009, we acquired Informed Decisions Corporation, which we renamed Higher One Payments, Inc. and which does business as CASHNet. CASHNet is a leader in providing cashiering and payment solutions for higher education. On March 26, 2010, our stockholders and board of directors approved a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering.

Our principal executive offices are located at 25 Science Park, New Haven, Connecticut 06511. Our telephone number at that location is (203) 776-7776. We maintain a website at www.higherone.com on which we will post all reports we file with the Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934, as amended, after the closing of this offering. We also will post on this site our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance. Information on our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment decision.

The Offering

Common stock offered by us	3,103,822 shares

Common stock offered by the selling stockholders	11,146,178 shares

Common stock to be outstanding after this offering	55,317,703 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $43.5 million (or approximately $50.4 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial offering price of $16.00 per share, the mid-point of the range of prices set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders include certain members of our board of directors and each of our named executive officers. See “Use of Proceeds” and “Principal and Selling Stockholders.”

We intend to use $10.5 million of the net proceeds we receive from this offering for the repayment of amounts outstanding under our senior secured revolving credit facility and $8.25 million to satisfy our post-closing obligations under the CASHNet stock purchase agreement dated November 19, 2009. We do not have a current specific plan for the remaining net proceeds, which we intend to use for general corporate purposes. See “Use of Proceeds.”

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Proposed New York Stock Exchange symbol	“ONE”

Risk Factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

The number of shares of common stock that will be outstanding after this offering in the table above includes 43,344 shares of restricted stock issued but not yet vested under our 2000 Stock Option Plan and 542,991 shares expected to be issued upon exercise of stock options concurrent with this offering, and excludes 7,696,296 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.30 per share, of which 4,735,125 were vested as of May 1, 2010.

Except as otherwise noted, all information in this prospectus:

•	assumes that the underwriters do not exercise their option to purchase up to 2,137,500 additional shares of common stock from us and the selling stockholders;

•	assumes a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering;

•	assumes our second amended and restated certificate of incorporation and amended and restated bylaws have become effective; and

•	gives effect to the conversion of all outstanding shares of our convertible preferred stock that were outstanding prior to this offering into an aggregate of 12,975,169 shares of our common stock.

Summary Consolidated Financial Data

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. We derived the summary financial data as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009 from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. We derived the summary financial data as of December 31, 2007 from our audited financial statements and the related notes not included in this prospectus. The summary financial data as of March 31, 2010 and for the three months ended March 31, 2009 and 2010 have been derived from our unaudited financial statements and related notes appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our operating results and financial position as of those dates and for those periods. The summary financial data for the three months ended March 31, 2010 are not necessarily indicative of our results for the year ending December 31, 2010 and our historical results are not necessarily indicative of our results for any future period.

The pro forma income statement data for the year ended December 31, 2009 set forth below gives pro forma effect to our acquisition of CASHNet in November 2009 as if the acquisition had occurred on January 1, 2009. The pro forma financial data was derived from our “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus. The pro forma summary financial data is not necessarily indicative of our results for any future period.

Consolidated Statement of Income Data

	Historical				Pro Forma	Historical
	Year Ended December 31,					Three Months Ended March 31,
	2007	2008		2009	2009	2009	2010
					(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)
Revenue	$27,978	$44,006		$75,517	$92,549	$17,235	$37,568
Cost of revenue	11,140	16,302		24,440	36,494	4,740	11,237

Gross margin	16,838	27,704		51,077	56,055	12,495	26,331
Operating expenses	12,625	17,753		28,396	35,436	6,021	12,672

Income from operations	4,213	9,951		22,681	20,619	6,474	13,659
Other income (expense)	(569)	(26)		(537)	(1,436)	(161)	(228)

Income before income taxes	3,644	9,925		22,144	19,183	6,313	13,431
Income tax expense	1,362	3,547		7,925	6,908	2,267	5,167

Net income	2,282	6,378		14,219	12,275	4,046	8,264
Less: Effect of redemption of preferred stock	—	80,744	(2)	—	—	—	—
Less: Net income allocable to participating securities	1,808	—	(2)	11,477	9,907	3,311	6,552

Net income (loss) available to common shareholders	$474	$(74,366	)(2)	$2,742	$2,368	$735	$1,712

Net income (loss) per common share:
Basic(1)	$0.04	$(7.22	)(2)	$0.29	$0.25	$0.09	$0.17
Diluted(1)	0.04	(7.22	)(2)	0.27	0.23	0.08	0.15
Weighted average common shares outstanding:
Basic(1)	10,957,833	10,306,392		9,298,131	9,298,131	8,642,007	10,129,902
Diluted(1)	57,090,867	10,306,392		53,150,890	53,150,890	52,340,281	54,871,662

(1)	Assumes a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering.
(2)	These amounts have been restated. Please see Note 17 to the consolidated financial statements included elsewhere in this prospectus.

Consolidated Balance Sheet Data

	As of December 31,			As of March 31,
	2007	2008	2009	2010 Actual	2010 As Adjusted (1)
	(in thousands)			(unaudited)

Cash and cash equivalents	$9,755	$1,488	$3,339	$10,621	$35,329
Total assets	18,423	13,665	58,695	66,683	91,391
Total debt and capital lease obligations, including current maturities	1,172	18,934	27,647	18,489	4
Total liabilities	22,675	25,402	51,589	48,324	29,839
Total stockholders’ equity	(4,252)	(11,737)	7,106	18,359	61,552

(1)	Gives effect to (a) the sale by us of 3,103,822 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the mid-point of the range of prices set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (b) the use of $10.5 million of the net proceeds of this offering for the repayment of amounts outstanding under our Credit Facility and (c) the use of $8.25 million of the net proceeds of this offering for certain post-closing costs related to our acquisition of CASHNet. See “Use of Proceeds.”

Consolidated Other Data

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)			(unaudited)
Adjusted EBITDA(1)	$5,473	$13,140	$30,516	$8,106	$17,935
Adjusted net income(2)	2,434	7,725	18,091	4,831	10,565

Number of students enrolled at OneDisburse client higher education institutions at end of period	1,011	1,605	2,331	1,830	2,663

Number of students enrolled at payment transaction client higher education institutions at end of period	3	29	1,949	29	2,202

Number of OneAccounts at end of period	359	554	1,004	656	1,207

(1)	We define adjusted EBITDA as net income before interest, taxes and depreciation and amortization, or EBITDA, adjusted to eliminate warrant fair value adjustment related to remeasuring the preferred stock warrant liabilities to fair market value each period, stock-based customer acquisition expense related to our grant of common stock in connection with our acquisition of EduCard in 2008, stock-based compensation expense and a nonrecurring milestone bonus paid to non-executive employees in 2009 upon our reaching a particular long-term operational target. EBITDA and adjusted EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with United States generally accepted accounting principles. Our EBITDA and adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate EBITDA and adjusted EBITDA in the same manner as we do. We prepare and present adjusted EBITDA to eliminate the effect of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.

We believe adjusted EBITDA is useful to our board of directors, management and investors in evaluating our operating performance for the following reasons:

•

adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to certain items, such as interest expense, income tax expense, depreciation and amortization, warrant fair value adjustment, stock-based expenses and certain nonrecurring items, that can vary substantially from company to company and from period to period depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•	securities analysts use adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies;

•

because non-cash equity grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time, stock-based customer acquisition expense and stock-based compensation expense are not key measures of our core operating performance; and

•

because the milestone bonus was a nonrecurring expense that we recorded upon reaching a particular long-term operational target that we do not expect to incur again in the near-term, the milestone bonus does not necessarily reflect how our business is performing at any particular time and is therefore not a key measure of our core operating performance.

The following table presents a reconciliation of net income, the most comparable GAAP measure, to EBITDA and adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
		(in thousands)		(unaudited)
Net income	$2,282	$6,378	$14,219	$4,046	$8,264
Interest income	(291)	(152)	(4)	—	(1)
Interest expense	115	357	558	161	229
Income tax expense	1,362	3,547	7,925	2,267	5,167
Depreciation and amortization	1,114	1,452	2,969	570	1,626

EBITDA	4,582	11,582	25,667	7,044	15,285
Other income	—	(234)	(17)	—	—
Warrant fair value adjustment	745	55	—	—	—
Stock-based customer acquisition expense	—	1,239	2,385	619	1,801
Stock-based compensation expense	146	498	1,387	293	849
Milestone bonus	—	—	1,094	150	—

Adjusted EBITDA	$5,473	$13,140	$30,516	$8,106	$17,935

(2)

We define adjusted net income as net income, adjusted to eliminate (a) stock-based compensation expense related to incentive stock option grants and (b) after giving effect to tax adjustments, stock-based compensation expense related to non-qualified stock option grants, stock-based customer acquisition expense related to our grant of common stock in connection with our acquisition of EduCard in 2008, a non-recurring milestone bonus paid to non-executive employees in 2009 upon our reaching a particular long-term operational target and amortization expenses related to intangible assets and financing costs. Adjusted net income should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP. Our adjusted net income may not be comparable to similarly titled measures of other organizations because other organizations may not calculate adjusted net income in the same manner as we do. We prepare adjusted net income to eliminate the effect of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.

We believe adjusted net income is useful to our board of directors, management and investors in evaluating our operating performance for the following reasons:

•

because non-cash equity grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time, stock-based customer acquisition expense and stock-based compensation expense are not key measures of our core operating performance;

•

because the milestone bonus was a nonrecurring expense that we recorded upon reaching a particular long-term operational target that we do not expect to incur again in the near-term, the milestone bonus does not necessarily reflect how our business is performing at any particular time and is therefore not a key measure of our core operating performance; and

•

amortization expenses can vary substantially from company to company and from period to period depending upon their financing and accounting methods, the fair value and average expected life of their acquired intangible assets, their capital structures and the method by which their assets were acquired.

The following table presents a reconciliation of net income, the most comparable GAAP measure, to adjusted net income for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)			(unaudited)
Net income	$2,282	$6,378	$14,219	$4,046	$8,264
Stock-based customer acquisition expense	—	1,239	2,385	619	1,801
Stock-based compensation expense—ISO	128	312	610	112	437
Stock-based compensation expense—NQO	18	186	777	181	412
Milestone bonus expense	—	—	1,094	150	—
Amortization of intangibles	21	153	710	76	767
Amortization of finance costs	—	31	113	22	51

Total pre-tax adjustments	167	1,921	5,689	1,160	3,468
Tax rate	37.4%	35.7%	35.9%	35.9%	38.5%
Tax adjustment(1)	15	574	1,823	376	1,167

Adjusted net income	$2,434	$7,725	$18,085	$4,830	$10,565

(1) We have tax effected all the pre-tax adjustments except for stock-based compensation expense for incentive stock options, which are generally not tax deductible.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. If any of the following risks actually materializes, our business, financial condition and operating results could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our operating results may suffer because of substantial and increasing competition in the industries in which we do business.

The market for our products and services is competitive, continually evolving and, in some cases, subject to rapid technological change. Our disbursement services compete against all forms of payment, including paper-based transactions (principally cash and checks), electronic transactions such as wire transfers and Automated Clearing House, or ACH, payments and other electronic forms of payment, including card-based payment systems. Many competitors, including Sallie Mae, TouchNet Information Systems, Inc. and Nelnet, Inc., provide payment software, products and services that compete with those we offer. In addition, our OneAccount and OneCard products and services, which we provide through our bank partner, also compete with banks active in the higher education market, including U.S. Bancorp and Wells Fargo & Company. Future competitors may begin to focus on higher education institutions in a manner similar to us.

Many of our competitors have substantially greater financial and other resources than we have, may in the future offer a wider range of products and services and may use advertising and marketing strategies that achieve broader brand recognition or acceptance. In addition, our competitors may develop new products, services or technologies that render our products, services or technologies obsolete or less marketable. If we cannot continue to compete effectively against our competitors, our business, financial condition and results of operations will be materially and adversely affected.

The fees that we generate through our relationships with higher education institutions and their campus communities are subject to competitive pressures and are subject to change, which may materially and adversely affect our revenue and profitability.

We generate revenue from, among other sources, the banking services fees charged to our OneAccount holders, interchange fees related to purchases made through our OneCard debit and ATM cards, which our bank partner charges and remits to us, convenience fees from processing tuition payments on behalf of students, fees charged to our higher education institution clients and service fees that we receive from our bank partner based on amounts deposited in OneAccounts and prevailing interest rates.

In an increasingly price-conscious and competitive market, it is possible that to maintain our competitive position with higher education institutions, we may have to decrease the fees we charge institutions for our services. Similarly, in order to maintain our competitive position with our OneAccount holders, we may need to work with our bank partner to reduce banking services fees charged to our OneAccount holders.

MasterCard could reduce the interchange rates, which it unilaterally sets and adjusts from time to time, and upon which our interchange revenue is dependent. In addition, our OneAccount holders may modify their spending habits and increase their use of ACH relative to their use of OneCards, as ACH payments are generally free, which could reduce the interchange fees remitted to us. Students may also become less willing to pay convenience fees when using our payment transaction services. If our fees are reduced as described above, our business, results of operations and prospects for future growth could be materially and adversely affected.

Fees for financial services are subject to increasingly intense legislative and regulatory scrutiny, which could have a material adverse effect on our business, financial condition, results of operations and prospects for future growth.

In 2009, approximately 88% of our revenue was generated from interchange fees, ATM fees, non-sufficient fund fees, other banking services fees and convenience fees. These fees, as well as the financial services industry in general, is expected to undergo substantial change in the near future. Financial reform legislation was passed in the U.S. House of Representatives and the U.S. Senate and will now have to be reconciled. This legislation would further increase regulation and oversight of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices. For example, under the legislation, a consumer financial protection agency would be established to regulate any person engaged in a “financial activity” in connection with a consumer financial product or service, including those that process financial services products and services. While there are differences between the House and Senate versions of the bill, the new agency would have regulatory authority for the laws to which we and The Bancorp Bank are subject and, depending on how the bills are reconciled, may have direct supervisory authority over us. Additionally, the Senate bill would, subject to certain exemptions, create limits on debit card interchange fees tied to the cost of processing the transaction, which would have the likely result of decreasing revenue to debit card issuers and processors. As currently proposed, these restrictions would only apply to debit card issuers with assets in excess of $10 billion. While the House bill did not include proposed limits on debit card interchange fees, a separate House bill introduced in 2009 sought similar restrictions. Federal and state regulatory agencies also propose and adopt changes to their regulations or change the manner in which existing regulations are applied.

In addition to the above changes, individual state legislatures are also reviewing interchange fees, and legislators in a number of states have proposed bills that purport to limit interchange fees or merchant discount rates or to prohibit their application to portions of a transaction.

The Federal Reserve Board recently amended Regulation E to limit the ability of financial institutions, effective July 1, 2010, to assess an overdraft fee for paying ATM and one-time debit card transactions that overdraw a consumer’s account, unless the consumer affirmatively consents, or opts in, to the institution’s payment of overdrafts for these services. In the absence of such a consent, a financial institution may not assess an overdraft fee on a consumer for an ATM or one-time debit card transaction.

Federal and state legislatures and regulatory agencies also frequently propose and adopt changes to their laws and regulations or change the manner in which existing laws and regulations are applied. We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof, but such measures could affect how we and our bank partner operate and could significantly reduce the interchange fees, ATM fees, non-sufficient fund fees, other banking services fees and convenience fees charged in respect of our services and that drive our financial results. These regulatory and legislative changes could also increase our costs, impede the efficiency of our internal business processes or limit our ability to pursue business opportunities in an efficient manner. The occurrence of any of these risks could materially and adversely affect our business, financial condition and results of operations.

The convenience fees that we charge in connection with payment transactions are subject to change.

Most credit and debit card associations and networks permit us to charge convenience fees to students, parents or other payers who make online payments to our higher education institutional clients through the SmartPay feature of our ePayment product using a credit or debit card. In 2009, these convenience fees accounted for substantially all of our payment transaction revenue, which is a trend we expect to continue going forward. While the majority of credit and debit card associations and networks routinely permit merchants and other third parties to charge these fees, it is not a ubiquitous practice in the payment industry. If these credit and debit card associations and networks change their policies in permitting merchants and other third-parties to charge these fees or otherwise restrict our ability to do so, our business, financial condition and results of operations could be materially and adversely affected.

There are risks associated with charging convenience fees.

Through our SmartPay service, which we acquired in connection with our acquisition of CASHNet in 2009, some of our higher education institutional clients charge convenience fees to students, parents or other payers who make online payments using a credit or debit card. In light of the ongoing legislative efforts at financial regulatory reform, we recently examined the laws and regulations related to convenience fees. We found that these laws and regulations vary from state to state and certain states, including California, Florida, Massachusetts, New York and Texas, have laws that to varying degrees prohibit the imposition of a surcharge on a credit or debit cardholder who elects to use a credit or debit card in lieu of payment by cash, check or other means. The penalties for violating these laws vary from state to state and include, in certain circumstances, fines that could be significant.

We are not aware of any enforcement or civil action against a higher education institution or a third party service provider for charging convenience fees. We have nevertheless begun working with our higher education institutional clients to ensure that we can continue to provide the services they demand, while ensuring we are in compliance with these laws and regulations prospectively. The affected revenues to the company are not significant. However, if one or more states or other parties initiates an action against us, we could be subject to a claim for significant fines or damages. Moreover, the institution of any such action could disrupt our operations or result in negative publicity, which could diminish our ability to attract new and retain existing clients, and could materially and adversely affect our prospects, business, financial condition and results of operations.

Our business depends on the current government financial aid regime that relies on the outsourcing of financial aid disbursements through higher education institutions.

In general, the U.S. federal government distributes financial aid to students through higher education institutions as intermediaries. Following the receipt of financial aid funds and the payment of tuition and other expenses, higher education institutions have typically processed refund disbursements to students by preparing and distributing paper checks. Our OneDisburse service provides our higher education institutional clients an electronic system for improving the administrative efficiency of this refund disbursement process. If the government, through legislation or regulatory action, restructured the existing financial aid regime in such a way that reduced or eliminated the intermediary role played by higher education financial institutions or limited or regulated the role played by service providers such as us, our business, results of operations and prospects for future growth could be materially and adversely affected.

We depend on our relationship with higher education institutions and, in turn, student usage of our products and services for future growth of our business.

Our future growth depends, in part, on our ability to enter into agreements with higher education institutions. While we have experienced significant growth since 2002 in the number of our higher education institutional clients, our contracts with these clients can generally be terminated at will and, therefore, there can be no assurance that we will be able to maintain these clients. We may also be unable to maintain our agreements with these clients on terms and conditions acceptable to us. In addition, we may not be able to continue to establish new relationships with higher education institutional clients at our historical growth rate or at all. The termination of our current client contracts or our inability to continue to attract new clients could have a material adverse effect on our business, financial condition and results of operations.

Not only are establishing new client relationships and maintaining current ones critical to our business, but they are also essential components of our strategy for maximizing student usage of our products and services and attracting new student customers. A reduction in enrollment, a failure to attract and maintain student customers, as well as any future demographic trends that reduce the number of higher education students could materially and adversely affect our capability for both revenue and cash generation and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

A change in the availability of financial aid, as well as budget constraints, could materially and adversely affect our financial performance by reducing demand for our services.

The higher education industry depends heavily upon the ability of students to obtain financial aid. As part of our contracts with our higher education institutional clients that use OneDisburse, students’ financial aid and other refunds are sent to us for disbursement. The fees that we charge most of our OneDisburse clients are based on the number of financial aid disbursements that we make to students. In addition, our relationships with OneDisburse higher education institutional clients provide us with a market for OneAccounts, from which we derive a significant proportion of our revenues. Consequently, a change in the availability of financial aid that restricted client use of our OneDisburse product or otherwise limited our ability to attract new higher education institutional clients could materially and adversely affect our financial performance. Future legislative and executive branch efforts to reduce the U.S. federal budget deficit or worsening economic conditions may require the government to severely curtail its financial aid spending, which could materially and adversely affect our business, financial condition and results of operation.

Global economic and other conditions may adversely affect trends in consumer spending, which could materially and adversely affect our business, financial condition and results of operation.

A decrease in consumer confidence due to the weakening of the global economy may cause decreased spending among our student customers and may decrease the use of our OneAccount and OneCard products and services. Increases in college tuition alongside stagnation or reduction in available financial aid may also restrict spending among college students and the size of disbursements, reducing the use of our OneAccount and OneCard products and services and demand for our disbursement services, which could materially and adversely affect our business, financial condition and results of operation.

We rely on our bank partner for certain banking services, and a change in relationship with our bank partner or its failure to comply with certain banking regulations could materially and adversely affect our business.

As the provider of Federal Deposit Insurance Corporation, or FDIC, -insured depository services for all of our OneAccounts, as well as other banking functions, such as supplying cash for our ATM machines, The Bancorp Bank, our bank partner, provides third-party services that are critical to our student-oriented banking services. If any material adverse event were to affect The Bancorp Bank, including a significant decline in its financial condition, a decline in the quality of its service, loss of deposits, its inability to comply with applicable banking and financial service regulatory requirements, systems failure or its inability to pay us fees, our business, financial condition and results of operations could be materially and adversely affected. If we were required to change banking partners, we could not accurately predict the success of such change or that the terms of our agreement with a new banking partner would be as favorable to us, especially in light of the recent consolidation in the banking industry, which has rendered the market for FDIC-insured retail banking services less competitive.

We outsource critical operations, which exposes us to risks related to our third-party vendors.

We have entered into contracts with third-party vendors to provide critical services, technology and software in our operations. These outsourcing partners include: Fiserv, which provides back-end account and transaction data processing for OneAccounts and OneCards; MasterCard, which provides the payment network for our OneCards, as well as for certain other transactions; Comerica Incorporated and Global Payments, which provide transaction processing and banking services for payment processing related to the SmartPay feature of our ePayment service; and Terremark and Neospire, which provide web and application hosting services in secure data centers. See “Business—Key Relationships with Third Parties.”

Accordingly, we depend, in part, on the services, technology and software of these and other third-party service providers. In the event that these service providers fail to maintain adequate levels of support, do not provide high quality service, discontinue their lines of business, terminate our contractual arrangements or cease or reduce operations, we may be required to pursue new third-party relationships, which could materially disrupt our operations and our ability to provide our products and services, and could divert management’s time and resources. Replacement technology or services provided by replacement third-party vendors could be more expensive than those we have currently, while the process of transitioning services and data from one provider to another can be complicated and time consuming. If we are unable to complete a transition to a new provider on a timely basis, or at all, we could be forced to temporarily or permanently discontinue certain services, which could disrupt services to our customers and adversely affect our business, financial condition and results of operations. We may also be unable to establish comparable new third-party relationships on as favorable terms or at all, which could materially and adversely affect our business, financial condition and results of operations.

Termination of, or changes to, the MasterCard association registration could materially and adversely affect our business, financial condition and results of operations.

We and our bank partner, which issues our OneCards, are subject to MasterCard association rules that could subject us to a variety of fines or penalties that may be levied by MasterCard for acts or omissions by us or businesses that work with us. The termination of the card association registration held by us or our bank partner or any changes in card association or other network rules or standards, including interpretation and implementation of existing rules or standards, that increase the cost of doing business or limit our ability to provide our products and services could materially and adversely affect our business, financial condition and results of operation.

Breaches of security measures, unauthorized access to or disclosure of data relating to our clients, fraudulent activity, and infrastructure failures could materially and adversely affect our reputation or harm our business.

Our higher education institution clients and student OneAccount holders disclose to us certain “personally identifiable” information, including student contact information, identification numbers and the amount of credit balances, which they expect we will maintain confidentially. It is possible that hackers, customers or employees acting unlawfully or contrary to our policies, or other individuals, could improperly access our or our vendors’ systems and obtain or disclose data about our customers. Further, because customer data may also be collected, stored, or processed by third party vendors, it is possible that these vendors could intentionally or negligently disclose data about our clients or customers.

We rely to a large extent upon sophisticated information technology systems, databases, and infrastructure, and take reasonable steps to protect them. However, due to their size, complexity, content and integration with or reliance on third party systems they are potentially vulnerable to breakdown, malicious intrusion, natural disaster and random attack, all of which pose a risk that sensitive data may be exposed to unauthorized persons or to the public.

A breach of our information systems could lead to fraudulent activity, including with respect to our OneCards, such as identity theft, losses on the part of our banking customers, additional security costs, negative publicity and damage to our reputation and brand. In addition, our customers could be subject to scams that may result in the release of sufficient information concerning themselves or their accounts to allow others unauthorized access to their accounts or our systems (e.g., “phishing” and “smishing”). Claims for compensatory or other damages may be brought against us as a result of a breach of our systems or fraudulent activity. If we are unsuccessful in defending against any resulting claims against us, we may be forced to pay damages, which could materially and adversely affect our profitability.

In addition, a significant incident of fraud or an increase in fraud levels generally involving our products, such as our OneCards, could result in reputational damage to us, which could reduce the use of our products and services. Such incidents of fraud could also lead to regulatory intervention, which could increase our compliance costs. See “Legal and Regulatory Risks—We are subject to substantial federal and state governmental regulation that could change and thus force us to make modifications to our business. Compliance with the various complex laws and regulations is costly and time consuming, and failure to comply could have a material adverse effect on our business. Additionally, increased regulatory requirements on our services may increase our costs, which could materially and adversely affect our business, financial condition and results of operations.” Accordingly, account data breaches and related fraudulent activity could have a material adverse effect on our future growth prospects, business, financial condition and results of operations.

A disruption to our systems or infrastructure could damage our reputation, expose us to legal liability, cause us to lose customers and revenue, result in the unintentional disclosure of confidential information or require us to expend significant efforts and resources or incur significant expense to eliminate these problems and address related data and security concerns. The harm to our business could be even greater if such an event occurs during a period of disproportionately heavy demand for our products or services or traffic on our systems or networks.

Providing disbursement services to higher education institutions is an emerging and uncertain business; if the market for our products does not continue to develop, we will not be able to grow this portion of our business.

Our success will depend, in part, on our ability to generate revenues by providing financial transaction services to higher education institutions and their students. The market for these services has only recently developed and the viability and profitability of this market is unproven. Our business will be materially and adversely affected if we do not develop and market products and services that achieve and maintain market acceptance. Outsourcing disbursement services may not become as widespread in the higher education industry as we anticipate, and our products and services may not achieve continued commercial success. In addition, higher education institutional clients could discontinue using our services and return to in-house disbursement and payment solutions. If outsourcing disbursement services do not become widespread or if institutional clients return to their prior methods of disbursement, our growth prospects, business, financial condition and results of operations could be materially and adversely affected.

Our business depends on a strong brand and a failure to maintain and develop our brand in a cost-effective manner may hurt our ability to expand our customer base.

Maintaining and developing the “Higher One” and “CASHNet” brand is critical to expanding and maintaining our base of higher education institution clients and student OneAccount holders. We believe the importance of brand recognition will increase as competition in our market further intensifies. Maintaining and developing our brand will depend largely on our ability to continue to provide high-quality products and services at cost effective and competitive prices, as well as after-sale customer service. While we intend to continue investing in our brand, we cannot predict the success of these investments. If we fail to maintain and enhance our brand, if we incur excessive expenses in this effort or if our reputation is otherwise tainted, including by association with the wider financial services industry, we may be unable to maintain loyalty among our existing customers or attract new customers, which could materially and adversely affect our business, financial condition and results of operations.

Our business will suffer if we fail to successfully integrate acquired businesses and technologies or to appropriately assess the risks in particular transactions.

We have in the past acquired, and may in the future acquire, businesses, technologies, services, product lines and other assets. For example, in November 2009 we acquired CASHNet, which provides payment services to higher education institutions, and have begun to integrate its operations with our business. The successful integration of CASHNet into our operations, along with any other businesses that we acquire in the future, on a cost-effective basis, may be critical to our future performance. If we do not successfully integrate a strategic acquisition, or if the benefits of the transaction do not meet the expectations of financial or industry analysts, the market price of our common stock may decline. The amount and timing of the expected benefits of any acquisition, including potential synergies between our current business and the acquired business, are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	the diversion of management’s time and resources from our core business;

•	our ability to retain or replace key personnel of the acquired business, including management and key sales force members;

•	our ability to maintain relationships with the customers of the acquired business;

•	our ability to integrate common disclosure controls and procedures, internal controls over financial reporting and accounting policies;

•	the assumption of disclosed and undisclosed liabilities, including tax liabilities;

•	the indemnification agreements with the sellers of the acquired business may be unenforceable or insufficient to cover tax or other liabilities;

•	our ability to educate and train a combined sales force and cross-sell the combined products and services to our combined client base;

•	our ability to integrate the combined products, services and technology;

•	flaws in the acquired business’ technology;

•	inaccuracies in the acquired business’ books and records and any weaknesses in its internal controls;

•	the existence of intellectual property infringement claims;

•	our ability to coordinate organizations that are geographically diverse and that have different business cultures;

•	our ability to integrate common legal, compliance, operational, financial and informational processes and systems; and

•	our ability to comply with the regulatory requirements applicable to the acquired business.

As a result of these risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in integrating CASHNet or completing an acquisition that we may pursue in the future, we would be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete and integrate the acquisition. Even if we are successful in completing and integrating an acquired business, the acquired businesses may not perform as we expect or enhance the value of our business as a whole.

Failure to manage future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

The continued rapid expansion and development of our business may place a significant strain upon our management and administrative, operational and financial infrastructure. As of March 31, 2010, we had approximately 1.2 million OneAccounts, representing growth of 84% from March 31, 2009. In 2009, our total revenue, adjusted EBITDA, adjusted net income and net income were approximately $75.5 million, $30.5 million, $18.1 million and $14.2 million, respectively, which represents three-year compounded annual growth rates over 2006 of approximately 68%, 192%, 74% and 62%, respectively. See “Summary—Summary Consolidated Financial Data” for definitions of adjusted EBITDA and adjusted net income and reconciliations to net income. Our growth strategy contemplates further increasing the number of our higher education institutional clients and student banking customers at relatively similar growth rates, however, the rate at which we have been able to establish relationships with our customers in the past may not be indicative of the rate at which we will be able to establish additional customer relationships in the future.

Our success will depend in part upon the ability of our executive officers to manage growth effectively. Our ability to grow also depends upon our ability to successfully hire, train, supervise, and manage new employees, obtain financing for our capital needs, expand our systems effectively, control increasing costs, allocate our human resources optimally, maintain clear lines of communication between our operational functions and our finance and accounting functions, and manage the pressures on our management and administrative, operational and financial infrastructure. There can be no assurance that we will be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations or that we will be able to manage growth effectively or to achieve further growth at all. Similarly, there can be no assurance that we will be able to effectively control the increasing costs and manage the additional demands placed on our finance and accounting staff and on our financial, accounting and information systems caused by our need to comply with public company requirements, such as those relating to disclosure controls and procedures and internal control over financial reporting. If our business does not continue to grow or if we fail to effectively manage any future growth or the increased costs and administrative burdens of being a public company, our business, financial condition and results of operations could be materially and adversely affected.

The length and unpredictability of the sales cycle for signing potential higher education institutional clients could delay new sales of our products and services, which could materially and adversely affect our business, financial condition and results of operations.

The sales cycle between our initial contact with a potential higher education institutional client and the signing of a contract with that client can be lengthy. As a result of this lengthy sales cycle, our ability to forecast accurately the timing of revenues associated with new sales is limited. Our sales cycle varies widely due to significant uncertainties, over which we have little or no control, including:

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the individual decision-making processes of each higher education institutional client, which typically include extensive and lengthy evaluations and require us to spend substantial time, effort and money educating each client about the value of our products and services;

•	the budgetary constraints and priorities and budget cycle of each higher education institutional client; and

•	the reluctance of higher education staff to change or modify existing processes and procedures.

In addition, there is no guarantee that a potential client will sign a contract with us even after we spend substantial time, effort and money on the potential client. A delay in our ability or a failure to enter into new contracts with potential higher education institutional clients could materially and adversely affect our business, financial condition and results of operations.

Our business and future success may suffer if we are unable to cross-sell our products and services.

A significant component of our growth strategy is dependent on our ability to cross-sell products and services to new and existing customers. In particular, we expect our ability to successfully cross- sell our disbursement services to our payment services clients and our payment services to our disbursement services clients, to be a material part of this strategy. We may not be successful in cross-selling our products and services because our customers may find our additional products and services unnecessary or unattractive. Our failure to sell additional products and services to new and existing customers could have a material adverse effect on our prospects, business, financial condition and results of operations.

Our ability to generate revenue could suffer if we do not continue to update and improve our existing products and services and develop new ones.

The industry for electronic financial transactions, including disbursement services, is generally subject to rapid and significant technological changes, including continuing developments of technologies in the areas of smart cards, radio frequency and proximity payment devices (such as contactless cards), electronic commerce and mobile commerce, among others. While we cannot predict how these technological changes will affect our business, we believe that disbursement services to the higher education industry will be subject to a similar degree of technological change and that new services and technologies for the industry will emerge in the medium-term. As a result, these new services and technologies may be superior to, or render obsolete, the technologies we currently use in our products and services. In addition, the products and services we develop may not be able to compete with the alternatives available to our customers. Our future success will depend, in part, on our ability to adapt to technological changes and evolving industry standards.

We make substantial investments in improving our products and services, but we have no assurance that our investments will be successful. Our growth prospects, business, financial condition and results of operations will be materially and adversely affected if we do not develop products and services that achieve broad market acceptance with our current and potential customers.

We depend on our founders and other key members of executive management and the loss of their services could have a material adverse effect on our business.

We substantially depend on the efforts, skill and reputations of our founders and senior management team including: Dean Hatton (President and CEO), Mark Volchek (Founder and CFO), Miles Lasater (Founder and COO), Casey McGuane (Chief Service Officer) and Robert Reach (Chief Sales Officer). We do not currently maintain key person life insurance policies with respect to our executive officers. None of our executive officers have entered into employment agreements with us, leaving them free to terminate their involvement with us at any time and/or to pursue other opportunities. The loss of any of our executive officers or founders could have a material adverse effect on our ability to manage our company, growth prospects, business financial condition and results of operations.

We may be liable to our customers or lose customers if we provide poor service or if our systems or products experience failures.

We must fulfill our contractual obligations with respect to our products and services and maintain high quality service to meet the expectations of our customers. Failure to meet these expectations or fulfill our contractual obligations could cause us to lose customers and bear additional liability.

Because of the large amount of data we collect and manage, hardware failures and errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain significant inaccuracies. For example, errors in our processing systems could delay disbursements or cause disbursements to be made in the wrong amounts or to the wrong person. Our systems may also experience service interruptions as a result of undetected errors or defects in our software, fire, natural disasters, power loss, disruptions in long distance or local telecommunications access, fraud, terrorism, accident or other similar reason, in which case we may experience delays in returning to full service, especially with regard to our data centers and customer service call centers. If problems such as these occur, our customers may seek compensation, withhold payments, seek full or partial refunds, terminate their agreements with us or initiate litigation or other dispute resolution procedures. In addition, we may be subject to claims made by third parties also affected by any of these problems.

Our ability to limit our liabilities by contract or through insurance may be ineffective or insufficient to cover our future liabilities.

We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes or security breaches. Contractual limitations on liability, however, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages. We maintain liability insurance coverage, including coverage for errors and omissions. It is possible, however, that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our products and services, any of which could materially and adversely affect reputation and our business.

If we are unable to protect or enforce our intellectual property rights, we may lose a competitive advantage and incur significant expenses.

Our business depends on certain registered and unregistered intellectual property rights and proprietary information. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and technical measures (such as the password protection and encryption of our data and systems) to protect our technology and intellectual property rights, including our proprietary software. Existing laws afford only limited protection for our intellectual property rights. Intellectual property rights or registrations granted to us may provide an inadequate competitive advantage to us or be too narrow to protect our products and services. Similarly, there is no guarantee that our pending applications for intellectual property protection will result in registrations or issued patents or sufficiently protect our rights. The protections outlined above may not be sufficient to prevent unauthorized use, misappropriation or disclosure of our intellectual property or technology and may not prevent our competitors from copying, infringing, or misappropriating our products and services. We cannot be certain that others will not independently develop, design around or otherwise acquire equivalent or superior technology or intellectual property rights. If we are unable to adequately protect our intellectual property rights, our business and growth prospects could be materially and adversely affected.

One or more of our issued patents or pending patent applications may be categorized as so-called “business method” patents. The general validity of software patents and business method patents has been challenged in a number of jurisdictions, including the United States. The United States Supreme Court is currently considering a case that may impact the scope of patent eligible subject matter as relates to software and business methods. Our patents may become less valuable or unenforceable if software or business methods are found to be a non-patentable subject matter or if additional requirements are imposed that our patents do not meet.

From time to time, we seek to enforce our intellectual property rights against third parties, such as through our current litigation against TouchNet. See “Business—Legal Proceedings.” The fact that we have intellectual property rights, including registered intellectual property, may not guarantee success in our attempts to enforce these rights against third parties. Our ability and potential success in enforcing our rights is also subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights. When we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid, otherwise unenforceable, or are licensed to the party against whom we are asserting the claim. In addition, our assertions of intellectual property rights may result in the other party seeking to assert various claims against us, including its own alleged intellectual property rights, claims of unfair competition, or other claims. Furthermore, enforcing our intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of our intellectual property could make it more expensive or less profitable to do business and consequently harm our operating results.

Intellectual property infringement claims against us could be costly and time-consuming to defend and if we are unsuccessful in our defense could have a material adverse effect on our business, financial condition and results of operations.

Third parties may assert, including by means of counter-claims against us as a result of the assertion of our intellectual property rights, that our products, services or technology, or the operation of our business, violate their intellectual property rights. As the number of competitors in our industry increases and the functionality of technology offerings further overlap, such claims and counter-claims could become more common. We cannot be certain that we do not or will not infringe third parties’ intellectual property rights.

Any intellectual property claim against us, regardless of its merit, could result in significant liabilities to our business. Depending on the nature of such claim, our business may be disrupted, our management’s attention and other company resources may be diverted and we may be required to redesign our products and services or to enter into royalty or licensing agreements in order to obtain the rights to use necessary technologies, which may not be available on terms acceptable to us, if at all. If we cannot redesign our products and services or license necessary technologies, we may be subject to the risk of injunctive relief and/or significant damage awards, which are complex, subjective and hard to predict, and subsequently we may not be able to offer or sell a particular product or service, or a family of products or services.

Any intellectual property claim against us could be expensive and time consuming to defend. Insurance may not cover or be insufficient for such claim, or may not be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results. Even if we have an indemnification arrangement with a third party to indemnify us against an intellectual property claim, such indemnifying party may be unable or fail to uphold its contractual obligations to us. If any infringement or other intellectual property claim that is brought against us is successful, our business, operating results and financial condition could be materially and adversely affected.

General economic conditions may adversely affect our ability to raise capital in the future.

We may need or seek additional financing in the future to refinance our existing indebtedness, fund our operations, fund acquisitions, develop additional products and services or implement other projects. As of March 31, 2010, Higher One, Inc. had $10.5 million outstanding under its senior secured revolving credit facility, or Credit Facility. Given the state of the current credit environment resulting from, among other things, the general weakening of the global economy, it may be difficult to refinance our existing indebtedness or obtain any additional financing on acceptable terms, which could have an adverse effect on our business, financial condition and results of operations. In addition, if, as a result of the current conditions in the credit markets, the lender under our current credit agreement or any other lender under any future credit agreement is unable to fund borrowings under that agreement, our liquidity could be adversely affected.

The terms of our credit agreement may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our credit agreement contains, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	create liens;

•	make investments and acquisitions;

•	incur additional debt;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions;

•	dispose of assets;

•	pay dividends or make any other distributions with respect to our stock;

•	issue stock, warrants, options or other rights to purchase stock or securities convertible into or exchangeable for shares of stock;

•	engage in any material line of business substantially different from the lines of business we currently conduct or any business substantially related or incidental thereto; and

•	enter into transactions with affiliates.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of funding. We cannot assure you that such waivers, amendments or alternative sources of funding could be obtained, or if obtained, would be on terms acceptable to us.

Our credit agreement also requires us to maintain certain liquidity levels and financial ratios, including a maximum total leverage ratio and a minimum interest coverage ratio. A failure by us to comply with the covenants or financial ratios contained in our credit agreement could result in an event of default which could adversely affect our ability to respond to changes in our business and manage our operations. An event of default would also occur under our credit agreement if we undergo a change of control or if we experience a material adverse change in our operations, condition or prospects. In the event of any default under our credit agreement, the lender could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. The acceleration of indebtedness under our credit agreement could have a material adverse effect on our business, financial condition and results of operations.

As a holding company, our main source of cash is distributions from our operating subsidiaries.

We, Higher One Holdings, Inc., conduct all of our operations through our subsidiaries. Accordingly, our main cash source is dividends and other distributions from these subsidiaries. The ability of each subsidiary to make distributions depends on the funds that a subsidiary has from its operations in excess of the funds necessary for its operations, obligations or other business plans. Since our subsidiaries are wholly owned by us, our claims will generally rank junior to all other obligations of the subsidiaries. If our operating subsidiaries are unable to make distributions, our growth may slow after the proceeds of this offering are exhausted, unless we are able to obtain additional debt or equity financing. In the event of a subsidiary’s liquidation, there may not be assets sufficient for us to recoup our investment in the subsidiary.

Legal and Regulatory Risks

We are subject to substantial federal and state governmental regulation that could change and thus force us to make modifications to our business. Compliance with the various complex laws and regulations is costly and time consuming, and failure to comply could have a material adverse effect on our business. Additionally, increased regulatory requirements on our services may increase our costs, which could materially and adversely affect our business, financial condition and results of operations.

As a payments processor to higher education institutions that takes payment instructions from institutions and their constituents, including students and employees, and gives them to our bank partner, we are directly or indirectly subject to a variety of federal and state laws and regulations. Our contracts with most of our higher education institutional clients and our bank partner require us to comply with applicable laws and regulations, including, where applicable:

•

regulations promulgated by the United States Department of Education regarding the handling of student financial aid funds received by institutions on behalf of their students under Title IV of the Higher Education Act, or Title IV;

•	the Family Educational Rights and Privacy Act, or FERPA;

•	the Electronic Fund Transfer Act and Regulation E promulgated thereunder;

•	the USA PATRIOT Act and related anti-money laundering requirements; and

•	certain federal rules regarding safeguarding personal information, including rules implementing the privacy provisions of the Gramm-Leach-Bliley Act of 1999, or GLBA.

Higher Education Regulations

Third-Party Servicer. Because of the services we provide to some institutions with regard to the handling of Title IV funds, the Department of Education may deem us to be a “third-party servicer” under the Title IV regulations. Those regulations require a third-party servicer annually to submit a compliance audit conducted by outside independent auditors that covers the servicer’s Title IV activities. Although we do not believe that there is a material risk that we will be deemed a “third-party servicer,” each year we submit a “Compliance Attestation Examination of the Title IV Student Financial Assistance Programs” audit to the Department of Education, which includes a report by an independent audit firm. We also provide this audit report to clients upon request to help them fulfill their compliance audit obligations as Title IV participating institutions.

If we were deemed to be a third-party servicer, certain other Title IV regulations would apply to our business. These include, for example, regulations making a third-party servicer jointly and severally liable with its client institution for any liability to the Department of Education arising out of the servicer’s violation of Title IV or its implementing regulations, which could subject us to material fines related to acts or omissions of entities beyond our control. The Department of Education is also empowered to limit, suspend or terminate the violating servicer’s eligibility to act as a third-party servicer and to impose significant civil penalties on the violating servicer. In the event the Department of Education concluded that we were a third-party servicer, had violated Title IV or its implementing regulations and should be subject to one or more of these sanctions, our business and results of operations could be material and adversely affected. There is limited enforcement and interpretive history of Title IV regulations.

FERPA. Our higher education institutional clients are subject to FERPA, which prohibits educational institutions that receive any federal funding from disclosing certain personally identifiable information of any student to third parties without the student’s consent, subject to certain exceptions. Our higher education institutional clients disclose to us certain information concerning their students, including contact information, student identification numbers and the amount of students’ credit balances. We believe that our higher education institutional clients may disclose this information to us pursuant to one or more exceptions to FERPA disclosure prohibition. However, if we do not fall into one of these exceptions or if future changes to legislation or regulations required student consent before our higher education institutional clients could disclose this information to us, a sizeable number of students may cease using our products and services, which could materially and adversely affect our business, financial condition and results of operations.

Additionally, as we are indirectly subject to FERPA, we may not permit the transfer of any personally identifiable information to another party other than in a manner in which an educational institution may disclose it. In the event that we re-disclose student information in violation of this requirement, FERPA requires our clients to suspend our access to any such information for a period of five years. Any such suspension could have a material adverse effect on our business, financial condition or results of operations.

State Laws. We may also be subject to similar state laws and regulations that restrict higher education institutions from disclosing certain personally identifiable information of students. For example, an Illinois law passed in 2009 prohibits certain public higher education institutions in Illinois from providing personally identifiable information of students to businesses that issue credit or debit cards.

Regulation of OneAccounts

Anti-Money Laundry; USA PATRIOT ACT; OFAC. The Bancorp Bank, our bank partner, is an insured depository institution and funds held at our bank partner are insured by the FDIC up to applicable limits. As an insured depository institution, our bank partner is subject to comprehensive government regulation and, in the course of making its services available to our customers, we are required to assist the bank in complying with certain of its regulatory obligations. In particular, the anti-money laundering provisions of the USA PATRIOT Act require that customer identifying information be obtained and verified whenever a bank account is established. For example, because we facilitate the opening of deposit accounts at The Bancorp Bank on behalf of our customers, we assist the bank in collecting the basic customer identification information that is necessary to open an account. In addition, both we and The Bancorp Bank are subject to the laws and regulations enforced by the Office of Foreign Assets Control, which prohibit U.S. persons from engaging in transactions with certain prohibited persons. Our failure to comply with any of these laws or rights could materially and adversely affect or business, financial credit and results of operations.

Compliance; Audit. As a service provider to an insured depository institution, we are required under federal law to agree to submit to examination by our bank partner’s primary federal regulator, which is currently the FDIC. We also are subject to audit by our bank partner to ensure that we comply with our obligations to it appropriately. Failure to comply with our responsibilities properly could negatively affect our operations. Our bank partner is required under its agreement with us to, and we rely on our bank partner’s ability to, comply with state and federal banking regulations. The failure of our bank partner to maintain regulatory compliance could result in significant disruptions to our business and have a material adverse effect on our business, financial condition and results of operations.

Electronic Fund Transfer Act; Regulation E. The Bancorp Bank provides demand deposit services for OneAccounts through a private label relationship. We provide processing services for these OneAccounts for The Bancorp Bank. These services are subject to, among other things, the requirements of the Electronic Fund Transfer Act and the Federal Reserve Board’s Regulation E, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of ATMs, debit cards and other electronic banking services. We may assist our bank partner with fulfilling its compliance obligations pursuant to these requirements. See “—Fees for financial services are subject to increasingly intense legislative and regulatory scrutiny, which could have a material adverse effect on our business, financial condition, results of operations and prospects for future growth” and “Business—Government Regulation.” Failure to comply with applicable regulations could materially and adversely affect our business, financial condition and results of operations.

Money Transmitter Regulations. Because our technology services are provided in connection with the financial products of our bank partner, our activities are occasionally reviewed by regulatory agencies to ensure that we do not impermissibly engage in activities that require licensing at the state or federal level. In the ordinary course of business, we receive letters and inquiries concerning the nature of our business as it applies to state “money transmitter” licensing and regulations from different state regulatory agencies. If a state agency were to conclude that we are required to be licensed as a “money transmitter,” we may need to undergo a costly licensing process in that state, and failure to comply could be a violation of state and potentially federal law.

Privacy and Data Regulation

We are subject to laws and regulations relating to the collection, use, retention, security and transfer of personally identifiable information and data regarding our customers and their financial information. In addition, we are bound by our own privacy policies and practices concerning the collection, use and disclosure of user data, which are posted on certain of our websites.

In conjunction with the disbursement, payroll and tuition payment services we make available through our bank partner, it is necessary to collect certain information from our customers (such as bank account and routing numbers) to transmit to the bank. The bank uses this information to execute the funds transfers requested by our customers, which are effected primarily by means of ACH networks and other wire transfer systems, such as FedWire. To the extent the data required by these electronic funds networks change, the information that we will be required to request from our clients may also change.

We are subject, either directly or by virtue of our contractual relationship with our bank partner, to the privacy and security standards of the GLBA privacy regulations, as well as certain state data protection laws and regulations. The GLBA privacy regulations require that we develop, implement and maintain a written comprehensive information security program prescribing safeguards that are appropriate to our size and complexity, the nature and scope of our activities and the sensitivity of any personally identifiable information we access for processing purposes or otherwise maintain. As a service provider of The Bancorp Bank, we also are limited in our use and disclosure of the personal information we receive from the bank, which we may use and disclose only for the purposes for which it was provided to us and consistent with the bank’s own data privacy and security obligations. We also are subject to the standards set forth in guidance on data security issued by the Federal Financial Institution Examination Council, as well as the data security standards imposed by the card associations, including Visa, Inc., and MasterCard International. In addition, we are subject to similar data security breach laws enacted by a number of states. Several other states are considering similar legislation.

Any failure or perceived failure by us to comply with any legal or regulatory requirements or orders or other federal or state privacy or consumer protection-related laws and regulations, or with our own privacy policies, could result in fines, sanctions, litigation, negative publicity, limitation of our ability to conduct our business and injury to our reputation, any of which could materially and adversely affect our business, financial condition and results of operations.

New legislation and regulations in this area have been proposed, both at the federal and state level. Such measures, including pending Federal legislation, would potentially impose additional obligations on us, including requiring that we provide notifications to consumers and government authorities in the event of a data breach or unauthorized access or disclosure, beyond what state law already requires. The interpretation of pending legislation and regulations, as well as some of the existing laws and regulations, is evolving and, therefore, these laws and regulations may be applied inconsistently. Under some interpretations, it is possible that our current data protection policies and practices may be deemed inconsistent with legal requirements, and breaches in the security of our technology systems and infrastructure could result in a violation of these laws and regulations. These laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Compliance

We monitor our compliance through a robust internal audit program. Our full-time internal auditor works with a third-party internal audit firm to conduct annual reviews to ensure compliance with the regulatory requirements described above. The costs of these audits and the costs of complying with the applicable regulatory requirements are significant. Increased regulatory requirements on our products and services, such as in connection with the matters described above, could materially increase our costs or reduce revenue.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. The imposition of any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business. In addition, many of these laws and regulations are evolving, unclear and inconsistent across various jurisdictions. If we were deemed to be in violation of any laws or regulations that are currently in place or that may be promulgated in the future, including but not limited to those described above, we could be exposed to financial liability and adverse publicity or forced to change our business practices or stop offering some of our products and services. We also could face significant legal fees, delays in extending our product and services offerings, and damage to our reputation that could harm our business and reduce demand for our products and services. Even if we are not required to change our business practices, we could be required to obtain licenses or regulatory approvals that could cause us to incur substantial costs and delays.

Current and future litigation against us could be costly and time-consuming to defend.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management’s attention and resources, which may materially and adversely affect our business, financial condition and results of operations. In addition, legal claims that have not yet been asserted against us may be asserted in the future. Insurance may not cover such claims, be sufficient for one or more such claims, or continue to be available on terms acceptable to us.

In particular, a third party may assert that our technology violates its intellectual property rights. As the number of products in our industry increases and the functionality of these products further overlap, infringement claims could become more common. Any claims, regardless of their merit, could be expensive and time consuming to defend, require us to redesign our products, divert management’s attention and other company resources and require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies, which may not be available on terms acceptable to us, if at all. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance resulting in a reduction in the trading price of our stock. See “Business—Legal Proceedings.”

Risks Related to our Common Stock

There is no prior public market for our common stock and an active trading market may not develop, leading to a decline in our stock price.

Prior to this offering, there has been no public trading market for shares of our common stock. Although we intend to list our common stock on the New York Stock Exchange, it is possible that, after this offering, an active trading market will not develop or continue. As a result, shareholders may have difficulty selling their shares or selling their shares at a certain price. In addition, the initial public offering price or future price of our common stock may not reflect our actual financial performance.

The initial public offering price per share of our common stock will be determined by agreement among us and the representative of the underwriters and may not be indicative of the price at which the shares of our common stock will trade in the public market after this offering.

Our common stock price may experience significant volatility.

The stock market in general, and the market for technology-related stocks in particular, have been highly volatile in the recent past. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described in this Risk Factors section of this prospectus and others such as:

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	speculation in the press or investment community;

•	sales of common stock by institutional shareholders;

•	changes in accounting principles; and

•	general market or economic conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our founders, senior executive officers, directors and principal stockholders will together beneficially own approximately 59 percent of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

A substantial number of shares of our common stock will be eligible for sale in the near future, which could cause our common stock price to decline significantly.

The market price of our common stock could decline as a result of sales of a large number of shares in the market after the offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us or you to sell our equity or equity-related securities in the future. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of May 1, 2010, upon completion of this offering, we will have outstanding 55,317,703 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Goldman, Sachs & Co. may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus or earlier waiver by Goldman, Sachs & Co., up to an additional 17,245,337 shares will be eligible for sale in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions and other securities laws. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

If you invest in this offering, you will experience immediate and substantial dilution.

We expect that the initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, assuming an initial public offering price of $16.00 per share, which is the mid-point of the price range on the front cover of this prospectus, investors purchasing common stock in this offering will incur immediate and substantial dilution of $15.53 per share in the net tangible book value of the common stock. This means that the investors who purchase shares:

•	will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities; and

•	will have contributed approximately 38.1% of the total amount of our equity funding since inception but will only own 5.6% of the shares outstanding.

In addition, options and warrants issued in the past have per-share exercise prices substantially below the initial public offering price per share. As of May 1, 2010, there were 7,696,296 shares of common stock issuable upon exercise of outstanding options, other than those that will be exercised concurrent with this offering. To the extent these outstanding options or warrants are ultimately exercised, there will be further dilution to investors in this offering. See “Dilution.”

We do not intend to pay dividends on our common stock in the foreseeable future, and, because of restrictive covenants in our credit agreement and because we are a holding company, we may be unable to pay dividends.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. In addition, our current credit agreement prohibits us from paying dividends. Furthermore, because we are a holding company, any future dividend payments would depend on the cash flow of our subsidiaries. See “––As a holding company, our main source of cash is distributions from our operating subsidiaries.” Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate.

We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. For the foregoing reasons, you will not be able to rely on dividends on our common stock to receive a return on your investment.

Anti-takeover provisions in our charter documents, Delaware law and our credit agreement could delay or prevent entirely a takeover attempt or a change in control.

Provisions contained in our second amended and restated certificate of incorporation and amended and restated bylaws may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval;

•	prohibit stockholder action by written consent, which requires all stockholder action to be taken at a meeting of our stockholders;

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders.

Further, we will be governed by Section 203 of the General Corporation Law of the State of Delaware, which prohibits a corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder, except under certain circumstances including upon receipt of prior board approval.

See “Description of Capital Stock—Certain Certificate of Incorporation and Bylaw Provisions.”

In addition, an event of default would occur under our credit agreement if we undergo a change of control without the consent of our lender.

Failure to establish and maintain effective internal controls over financial reporting may lead investors to lose confidence in our financial data.

Maintaining effective internal controls over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. We are in the process of evaluating how to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2011. During the course of this documentation and testing, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports.

For example, in connection with the preparation of our quarterly financial statements as of and for the three months ended March 31, 2010, we concluded that we had a material weakness in our internal control over financial reporting that resulted in a misstatement of our earnings per share computation for the year ended December 31, 2008. Specifically, in our computation of net income available to common stockholders per common share, we did not deduct from net income the difference between (i) the fair value of the consideration transferred to the preferred stockholders as part of our 2008 stock tender offer and (ii) the carrying amount of the preferred stock repurchased (net of issuance costs) to arrive at income available to common stockholders in accordance with ASC 260-10-S99. As a result, we determined that we did not maintain effective controls over the accounting for, and calculation of, net income available to common stockholders per common share, indicating a material weakness with respect to our ability to properly monitor and account for non-routine transactions, and to apply GAAP in transactions subject to complex accounting pronouncements. For further information, please see Note 17 to our consolidated financial statements included elsewhere in this prospectus.

We are in the process of remediating this material weakness by, among other things, expanding our current finance and accounting staff, formalizing our accounting policies and internal controls documentation and strengthening supervisory reviews by our management. If we fail to fully remediate this material weakness or fail to otherwise maintain effective internal controls over financial reporting in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis and which could cause investors to lose confidence in our financial information and/or cause the price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include without limitation:

•	substantial and increasing competition in the industries in which we do business and the growth of our industry;

•	competitive pressures related to the fees that we charge;

•	increasingly intense legislative and regulatory scrutiny of fees charged for financial services;

•	changes in the convenience fees that we charge in connection with payment transactions are subject to change;

•	risks associated with convenience fees;

•	availability of financial aid and dependence on the current government financial aid regime that relies on the outsourcing of financial aid disbursements through higher education institutions;

•	our ability to maintain and develop our brand in a cost-effective manner;

•	the outsourcing of critical operations, including reliance on our bank partner for certain banking services;

•	our ability to maintain adequate security measures for our data systems;

•	the length and unpredictability of the sales cycle for signing potential higher education institutional clients;

•	liability to our customers or loss of customers if we provide poor service or if our systems or products experience failures and our ability to limit our liabilities by contract or through insurance;

•	our ability to cross-sell products and services and integrate acquired businesses and technologies;

•	our ability to update and improve our existing products and services, develop new ones and manage future growth effectively;

•	our reliance on our founders and other key members of executive management and our ability to identify, recruit and retain skilled personnel;

•	our ability to protect and enforce our intellectual property rights; and

•	the impact of governmental laws and regulations and the outcomes of legal proceedings.

The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 3,103,822 shares of common stock in this offering, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, will be approximately $43.5 million (or approximately $50.4 million if the underwriters exercise their option to purchase additional shares in full) (assuming an initial public offering price of $16.00 per share, the mid-point of the range of prices shown on the cover page of this prospectus). We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders include certain members of our board of directors and each of our named executive officers. See “Principal and Selling Stockholders.”

We intend to use $10.5 million of the net proceeds we receive from this offering for the repayment of amounts outstanding under our Credit Facility dated as of August 26, 2008, and amended as of July 15, 2009 and November 19, 2009. Loans drawn under our senior secured revolving credit facility are payable in a single maturity on December 31, 2010 and bear interest at the Eurodollar rate plus an applicable margin that ranges between 1.75% and 3.75% per annum depending on Higher One, Inc.’s funded debt to EBITDA ratio.

We also intend to use $8.25 million of the net proceeds we receive from this offering for certain post-closing costs related to our acquisition of CASHNet. We do not have a current specific plan for the remaining net proceeds, which we intend to use for general corporate purposes. In addition to the uses set out above, the principal reason for our sale of shares of common stock in this offering is to raise funds so that we have resources available to pursue our strategic objectives, such as developing new products, enhancing and upgrading existing products and selectively considering strategic acquisitions and investments, which may be time sensitive, as and when opportunities present themselves. See “Business—Our Strategy.”

A $1.00 change, up or down, in the midpoint of the range shown on the cover page of this prospectus would change our estimated net proceeds by $2.9 million. Similarly, a change in the number of shares of common stock we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of shares of common stock we sell.

DILUTION

If you invest in our common stock, your interest will be diluted by the amount by which the initial offering price per share paid by the purchasers of common stock in this offering exceeds the net tangible book value per share of our common stock following this offering. As of March 31, 2010, our net tangible book value was approximately $(17.5) million, or $(1.37) per share of common stock. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of shares of our common stock outstanding.

Our net tangible book value as of March 31, 2010 would have been approximately $26.4 million, or $0.47 per share of common stock, after giving effect to the sale by us of 3,103,822 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the range of prices on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This represents an immediate increase in the net tangible book value of $1.84 per share to existing stockholders and an immediate dilution in the net tangible book value of $15.53 per share to the investors who purchase our common stock in this offering. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of March 31, 2010	$(1.37)
Increase in net tangible book value per share attributable to this offering	1.84

Net tangible book value per share after this offering		0.47

Dilution per share to new investors		$15.53

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $2.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of May 1, 2010, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on an assumed initial public offering price of $16.00 per share (the mid-point of the range of prices on the cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	52,213,881	94.4%	80,550,463	61.9%	$1.54
New investors	3,103,822	5.6%	49,661,152	38.1%	$16.00

Total	55,317,703	100.0%	130,211,615	100.0%

The share information in the table above includes 43,344 shares of restricted stock issued but not yet vested under our 2000 Stock Option Plan and 542,991 shares expected to be issued upon exercise of stock options concurrent with this offering and excludes 7,696,296 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.30 per share, of which 4,735,125 shares were vested as of May 1, 2010.

DIVIDEND POLICY

We currently anticipate that we will retain any future earnings for use in our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operation, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company, any dividend payments would depend on cash flow from our subsidiaries. Our credit agreement, however, generally prohibits us from paying dividends. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem them appropriate.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•

the sale by us of 3,103,822 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the range of prices set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•	the exercise of stock options for 542,991 shares of common stock concurrent with this offering;

•	the use of $10.5 million of the net proceeds of this offering for the repayment of amounts outstanding under our Credit Facility;

•	the use of $8.25 million of the net proceeds of this offering for certain post-closing costs related to our acquisition of CASHNet; and

•	the conversion of all outstanding shares of our convertible preferred stock that were outstanding prior to this offering into an aggregate of 12,975,169 shares of our common stock.

You should read this table in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010
In thousands, except share and per share amounts	Actual	As Adjusted
Cash and cash equivalents	$10,621	$35,329

Total debt and capital lease obligations, including current maturities	$18,489	$4
Convertible preferred stock:
Series A Convertible Preferred Stock, $0.001 par value; 1,012,314 shares authorized, 417,049 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	313	—

Series B Convertible Preferred Stock, $0.001 par value; 1,622,078 shares authorized, 1,086,784 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	882	—

Series C Convertible Preferred Stock, $0.001 par value; 4,315,216 shares authorized, 2,522,554 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	3,478	—

Series C-1 Convertible Preferred Stock, $0.001 par value; 3,250,000 shares authorized, 2,180,633 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	2,085	—

Series D Convertible Preferred Stock, $0.001 par value; 3,999,999 shares authorized, 1,313,604 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	2,254	—

Series E Convertible Participating Preferred Stock, $0.001 par value; 5,454,545 shares authorized, 5,454,545 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	71,942	—

Total convertible preferred stock	80,954	—

Stockholders’ equity:

Common stock, $.001 par value, 90,000,000 shares authorized, 12,276,765 issued and outstanding; 200,000,000 shares authorized, 55,299,907 issued and outstanding, pro forma(1)	13	55
Additional paid-in capital	7,612	131,981
(Accumulated deficit) retained earnings	(70,220)	(70,485)

Total stockholders’ equity	18,359	61,552

Total capitalization	$36,848	$61,556

(1)	Assumes a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2009 are based on our historical consolidated financial statements and give effect to our acquisition of Informed Decision Corporation, which we renamed Higher One Payments, Inc. and which does business as CASHNet, on November 19, 2009 as if it had occurred on January 1, 2009 and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information is presented for informational purpose only and has been derived from, and should be read in conjunction with, our historical consolidated financial statements, including the notes thereto. The pro forma adjustments, as described in the accompanying notes, are based on current available information and certain adjustments that we believe are reasonable. They are not necessarily indicative of our consolidated financial position or results of operations that would have occurred had the acquisition taken place on the date indicated, nor are they necessarily indicative of our future consolidated results of operations.

Higher One Holdings, Inc. and CASHNet

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2009

(in thousands)

		+ (	Plus:	-	Less:	+	Plus:	+	Plus:	) =	Sub-total
	Higher One Historical Year Ended December 31, 2009 (audited)		CASHNet Historical Year Ended March 31, 2009 (audited)(A)		CASHNet Nine Months Ended December 31, 2008 (unaudited)		CASHNet Six Months Ended September 30, 2009 (unaudited)		CASHNet October 1, 2009 to November 19, 2009 (unaudited)		CASHNet January 1, 2009 November 19, 2009 (unaudited)	Pro Forma Adjustments (unaudited)		Pro Forma Year Ended December 31, 2009 (unaudited)
Revenue:
Account revenue	$66,440		$—		$—		$—		$—		$—	$—		$66,440
Payment transaction revenue	1,688		10,220		7,136		6,979		1,407		11,470	—		13,158
Higher education institution revenue	5,135		4,168		2,948		2,858		902		4,980	—		10,115
Other revenue	2,254		528		404		318		140		582	—		2,836

Total revenue	75,517		14,916		10,488		10,155		2,449		17,032	—		92,549
Cost of revenue	24,440		11,307		7,953		6,978		1,991		12,323	(269	)(B)(C)	36,494

Gross margin	51,077		3,609		2,535		3,177		458		4,709	269		56,055
Operating expenses:
General and administrative	18,143		1,775		1,259		1,074		391		1,981	1,427	(D)(F)	21,551
Product development	2,287		—		—		—		—		—	1,126	(B)	3,413
Sales and marketing	7,966		2,831		2,214		1,537		352		2,506	—		10,472

Total operating expenses	28,396		4,606		3,473		2,611		743		4,487	2,553		35,436

Income from operations	22,681		(997)		(938)		566		(285)		222	(2,284)		20,619
Interest income	(4)		(30)		—		—		(38)		(68)	—		(72)
Interest expenses	558		6		4		2		1		5	860	(E)	1,423
Other	(17)		40		3		50		15		102	—		85

Net income (loss) before income taxes	22,144		(1,013)		(945)		514		(263)		183	(3,144)		19,183
Income tax expense (benefit)	7,925		(195)		(112)		—		(272)		(355)	(662	)(G)	6,908

Net income (loss)	14,219		$(818)		$(833)		$514		$9		$538	$(2,482)		12,275

Less: Net income allocable to participating securities	11,477													9,907

Net income available to common shareholders	$2,742													$2,368

Net income per common share
Basic	$0.29													$0.25
Diluted	0.27													0.23
Weighted average common shares outstanding
Basic	9,298,131													9,298,131
Diluted	53,150,890													53,150,890

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(A)	Reflects the historical results of operations of CASHNet for its year ended March 31, 2009. On November 19, 2009, we purchased all of the shares of outstanding capital stock of CASHNet for a purchase price of $27,489. The purchase price was allocated to net tangible and intangible assets based on their estimated fair values on the date of acquisition. The fair value of the intangible assets, consisting of customer relationships, developed software, trademarks and non-competes, was estimated at $20,880, based on an independent appraisal and was determined through either an income approach or a relief from royalty approach. The intangible assets are amortized on a straight line basis over lives ranging from 5 to 10 years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill.

Of the total purchase price, $17,889 was paid upon closing (excluding cash acquired), and pursuant to the purchase agreement, we are required to pay initial post-closing payments of $10,000. The initial post closing payments call for four quarterly payments of $1,750 each on or before March 31, June 30, September 30 and December 31, 2010. A final post closing payment of $3,000 is to be paid on or before December 31, 2010, but is subject to an escrow deposit reduction in regard to any applicable indemnification adjustments. This acquisition payable was discounted and recorded at its estimated fair value of $9,600, based on an estimated discount rate of 5.0%. The payable is being accreted to its principle amount through maturity on an effective interest rate method.
(B)	Reflects adjustment to reclassify CASHNet’s product development costs from cost of revenue to product development costs to conform to our classification of such costs.
(C)	Reflects adjustments for increased intangible asset amortization associated with acquired identified intangible assets in connection with the acquisition.
(D)	Reflects adjustments for increased intangible asset amortization associated with acquired identified intangible assets in connection with the acquisition.
(E)	Reflects interest expense adjustments for (i) increased interest expense attributable to the incremental $17,250 borrowing we made under our Credit Facility to pay for the acquisition at an assumed interest rate equal the adjusted Eurodollar rate plus a margin of between 1.75% and 3.75% per annum (depending on Higher One, Inc.’s funded debt to EBITDA ratio), and (ii) increased interest expense attributable to accretion on the acquisition payable at an assumed fixed discount rate of 5.0%. The interest rate on our Credit Facility is variable and the effect on interest expense of a change in interest rates of 0.125% would have been $45 for the year ended December 31, 2009.
(F)	Reflects an adjustment to reduce expenses for the $125 of one-time transaction costs we incurred directly as a result of the acquisition.
(G)	Reflects an adjustment to income taxes required to adjust the total income tax expense to an amount that would have been recorded if the companies filed a consolidated tax return and the acquisition had occurred on January 1, 2009.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. We derived the selected financial data as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009 from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. We derived the selected financial data as of and for the years ended December 31, 2005 and 2006 and as of December 31, 2007 from our audited financial statements and the related notes not included in this prospectus. The selected financial data as of March 31, 2010 and for the three months ended March 31, 2009 and 2010 have been derived from our unaudited financial statements and related notes appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our operating results and financial position as of those dates and for those periods. The selected financial data for the three months ended March 31, 2010 are not necessarily indicative of our results for the year ending December 31, 2010 and our historical results are not necessarily indicative of our results for any future period.

The pro forma income statement data for the year ended December 31, 2009 set forth below gives pro forma effect to our acquisition of CASHNet in November 2009 as if the acquisition occurred on January 1, 2009. The pro forma financial data was derived from our “Unaudited Proforma Financial Information” included elsewhere in this prospectus. The pro forma summary financial data is not necessarily indicative of our results for any future period.

Consolidated Statement of Income Data

	Historical						Pro Forma	Historical
	Year Ended December 31,							Three Months Ended March 31,
	2005	2006	2007	2008		2009	2009	2009	2010
	(in thousands, except share and per share amounts)
							(unaudited)	(unaudited)	(unaudited)

Revenue	$8,973	$16,006	$27,978	$44,006		$75,517	$92,549	$17,235	$37,568
Cost of revenue	3,920	6,569	11,140	16,302		24,440	36,494	4,740	11,237

Gross margin	5,053	9,437	16,838	27,704		51,077	56,055	12,495	26,331
Operating expenses	5,973	9,268	12,625	17,753		28,396	35,436	6,021	12,672

Income from operations	(920)	169	4,213	9,951		22,681	20,619	6,474	13,659
Other (expense) income	(1)	(503)	(569)	(26)		(537)	(1,436)	(161)	(228)

Income before income taxes	(921)	(334)	3,644	9,925		22,144	19,183	6,313	13,431
Income tax (benefit) expense	(47)	(3,689)	1,362	3,547		7,925	6,908	2,267	5,167

Net income	(874)	3,355	2,282	6,378		14,219	12,275	4,046	8,264
Less: Effect of redemption of preferred stock	—	—	—	80,744	(2)	—	—	—	—
Less: Net income allocable to participating securities	—	2,657	1,808	—	(2)	11,477	9,907	3,311	6,552

Net income (loss) available to common shareholders	$(874)	$698	$474	$(74,366)	(2)	$2,742	$2,368	$735	$1,712

Net income (loss) per common share:
Basic(1)	$(0.08)	$0.06	$0.04	$(7.22)	(2)	$0.29	$0.25	$0.09	$0.17
Diluted(1)	(0.08)	0.06	0.04	(7.22)	(2)	0.27	0.23	0.08	0.15
Weighted average common shares outstanding:
Basic(1)	10,669,314	10,927,089	10,957,833	10,306,392		9,298,131	9,298,131	8,642,007	10,129,902
Diluted(1)	10,669,314	55,801,845	57,090,867	10,306,392		53,150,890	53,150,890	52,340,281	54,871,662

(1)	Assumes a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering.
(2)	These amounts have been restated. Please see Note 17 to the consolidated financial statements included elsewhere in this prospectus.

Consolidated Balance Sheet Data

	As of December 31,					As of March 31,
	2005	2006	2007	2008	2009	2010
	(in thousands)					(unaudited)

Cash and cash equivalents	$4,786	$5,770	$9,755	$1,488	$3,339	$10,621
Total assets	8,203	13,974	18,423	13,665	58,695	66,683
Total debt and capital lease obligations, including current maturities	879	950	1,172	18,934	27,647	18,489
Total liabilities	18,377	20,740	22,675	25,402	51,589	48,324
Total stockholders’ (deficit) equity	(10,174)	(6,766)	(4,252)	(11,737)	7,106	18,359

Consolidated Other Data

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)					(in thousands)
						(unaudited)

Adjusted EBITDA(1)	$(106)	$1,223	$5,473	$13,140	$30,516	$8,106	$17,935
Adjusted net income (loss)(2)	(780)	3,429	2,434	7,725	18,085	4,830	10,565

Number of students enrolled at OneDisburse client higher education institutions at end of period	380	675	1,011	1,605	2,331	1,830	2,663

Number of students enrolled at payment transaction client higher education institutions at end of period	—	—	3	29	1,949	29	2,202
Number of OneAccounts at end of period	126	207	359	554	1,004	656	1,207

(1)	The following table presents a reconciliation of net income, the most comparable generally accepted accounting principles, or GAAP, measure, to EBITDA and adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)					(in thousands)
						(unaudited)

Net income (loss)	$(874)	$3,355	$2,282	$6,378	$14,219	$4,046	$8,264
Interest income	(139)	(223)	(291)	(152)	(4)	—	(1)
Interest expense	140	93	115	357	558	161	229
Income tax expense	(47)	(3,689)	1,362	3,547	7,925	2,267	5,167
Depreciation and amortization	814	1,002	1,114	1,452	2,969	570	1,626

EBITDA	(106)	538	4,582	11,582	25,667	7,044	15,285
Other income	—	—	—	(234)	(17)	—	—
Warrant fair value adjustment	—	633	745	55	—	—	—
Stock-based customer acquisition expense	—	—	—	1,239	2,385	619	1,801
Stock-based compensation expense	—	52	146	498	1,387	293	849
Milestone bonus	—	—	—	—	1,094	150	—

Adjusted EBITDA	$(106)	$1,223	$5,473	$13,140	$30,516	$8,106	$17,935

See “Summary—Summary Consolidated Financial Data” for definition of EBITDA and adjusted EBITDA.

(2)	The following table presents a reconciliation of net income, the most comparable GAAP measure, to adjusted net income for each of the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)					(in thousands)
						(unaudited)

Net income (loss)	$(874)	$3,355	$2,282	$6,378	$14,219	$4,046	$8,264
Stock-based customer acquisition expense	—	—	—	1,239	2,385	619	1,801
Stock-based compensation expense—ISO	—	52	128	312	610	112	437
Stock-based compensation expense—NQO	—	—	18	186	777	181	412
Milestone bonus expense	—	—	—	—	1,094	150	—
Amortization of intangibles	99	35	21	153	710	76	767
Amortization of finance costs	—	—	—	31	113	22	51

Total pre-tax adjustments	99	87	167	1,921	5,689	1,160	3,468
Tax rate	5.1%	37.4%	37.4%	35.7%	35.9%	35.9%	38.5%
Tax adjustment	5	13	15	574	1,823	376	1,167

Adjusted net income (loss)	$(780)	$3,429	$2,434	$7,725	$18,085	$4,830	$10,565

See “Summary—Summary Consolidated Financial Data” for definition of adjusted net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus under the captions “Risk Factors,” “Selected Consolidated Financial Data” and “Business.” The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause these differences include those described under “Risk Factors,” “Forward-Looking Statements,” and elsewhere in this prospectus.

Overview

We believe that based on market share and the number of campuses employing our products, we are a leading provider of technology and payment services to the higher education industry. We believe that none of our competitors can match our ability to provide solutions for higher education institutions’ financial services needs, including compliance monitoring, and, consequently, that we provide the most comprehensive suite of disbursement and payment solutions specifically designed for higher education institutions and their students. We also provide campus communities with convenient, cost-competitive and student-oriented banking services, which include extensive user-friendly features.

Our products and services for our higher education institutional clients include our OneDisburse® Refund Management® disbursement service and our suite of payment transaction products and services. Through our bank partner, we offer our OneAccount service to the students of our higher education institutional clients, which includes an FDIC-insured deposit account, a OneCard, which is a debit MasterCard® ATM card, and other retail banking services.

As of March 31, 2010, 406 campuses serving approximately 2.7 million students had purchased the OneDisburse service and 293 campuses serving approximately 2.2 million students had contracted to use one or more of our payment products and services. We also had approximately 1.2 million OneAccounts.

For the year ended December 31, 2009:

•	total revenue was approximately $75.5 million, representing three-year compounded annual growth of approximately 68%;

•	adjusted EBITDA was approximately $30.5 million, representing three-year compounded annual growth of approximately 192%;

•	adjusted net income was approximately $18.1 million, representing three-year compounded annual growth of approximately 74%; and

•	net income was approximately $14.2 million, representing three-year compounded annual growth of approximately 62%.

See “Summary—Summary Consolidated Financial Data” for definitions of EBITDA and adjusted EBITDA and adjusted net income and reconciliations to net income.

In addition, as of December 31, 2009, the number of OneAccounts had increased by a compounded annual growth rate of 69% compared to December 31, 2006.

We expect our growth to continue in the future and that our strategy will continue to offer significant opportunity for expansion. Our growth strategy includes the following elements:

•	Expand the number of contracted higher education institutions;

•	Increase OneAccount adoption and usage rates;

•	Cross-sell our products to existing clients to increase the number of institutions using each product;

•	Enhance our products and services to create new sources of revenue; and

•	Pursue strategic partnerships and opportunistic acquisitions.

See “Business—Our Strategy.”

Assessing the Performance of our Business

In evaluating our results, we consider a variety of operating and financial measures. The key metrics that we use to determine how our business is performing include: (i) total number of students enrolled at our higher education institutional clients; (ii) number of active OneAccounts; (iii) total revenue; (iv) adjusted EBITDA; (v) adjusted net income; and (vi) net income. See “Summary—Summary Consolidated Financial Data” for definitions of adjusted EBITDA and adjusted net income and reconciliations to net income.

Our primary source of revenue is fees generated from use of OneAccounts. Our historical experience is that fees earned per OneAccount are relatively consistent across the majority of our student and other banking customers. Consequently, the primary factor affecting our revenue is the number of active OneAccounts, which, in turn, is significantly affected by the total number of students enrolled at a higher education institutional client. See “—Revenue.”

In each of the last three years, increases in total revenue combined with decreases in expenses as a percentage of total revenue have caused our adjusted EBITDA, adjusted net income and net income to increase.

Revenue

We derive revenue primarily from fees charged for the transactions that we facilitate for our higher education institutional clients and our banking customers. Most of these fees are charged on a per transaction basis and, accordingly, transaction volumes significantly affect our revenue growth. Transaction volumes are generally a function of the number of students enrolled at each of our higher education institutional clients, as larger student populations lead to greater numbers of active OneAccounts and related banking transactions, as well as other transactions such as OneDisburse-based disbursements and payment transactions.

Generally, we negotiate with our higher education institutional clients the fee rates we charge them. Fees charged to our banking and payment transaction customers are generally set by a schedule and apply unilaterally to all customers. Fees charged for OneAccount services are collected by our bank partner as incurred and subsequently remitted to us. Fees charged on payment transaction are charged as incurred and retained by us, while fees charged in respect of our OneDisburse product are billed to our higher education institutional clients and subsequently collected from them.

We believe our revenue stream is relatively stable, recurring and predictable, as the majority of our revenue each year is generated through existing relationships with higher education institutions and their campus communities. For example, in 2009, excluding revenue generated by our recent acquisition of CASHNet, we generated over 90% of our revenue from contracts signed in prior years. In addition, our experience is that OneAccount, disbursement and payment transaction volumes and patterns are generally similar from one period to another, resulting in a large degree of predictability.

Our over 97% retention rate since 2003 among our higher education institutional clients, including clients of CASHNet, also helps to ensure a relatively stable, recurring and predictable revenue stream.

We divide our revenue into four categories: account revenue, payment transaction revenue, higher education institution revenue and other revenue.

Account Revenue

We generate revenue from active OneAccounts, which are opened and funded by students and other members of the campus community. The OneAccount offered to our customers has no monthly fee or minimum balance requirement. We earn fees for services based on a fee schedule, including (i) interchange fees; (ii) ATM fees; (iii) non-sufficient fund, or NSF, fees; and (iv) other fees. These fees are either charged by our bank partner and remitted to us or we charge them to our clients directly.

Our bank partner charges merchants interchange fees for point-of-sale, or POS, purchases made with OneCards and remits these fees to us. The amount of the fee generally depends on the size of the transaction, the merchant where the purchase is made and the network through which the transaction is processed.

We earn ATM fees from transactions effected through our ATMs with cards other than OneCards. We also earn fees from ATM transactions effected by OneAccount holders using their OneCards at ATMs outside of our ATM network. In line with current market trends, the per transaction ATM fee that we charge increased from $2.00/transaction to $2.50/transaction on May 1, 2010. We anticipate that this fee increase will both increase total revenue and result in ATM fees contributing a greater proportion to account and total revenue, however, there can be no assurance that such fee increase will be sustained or that our total revenue will increase.

Our bank partner charges NSF fees and remits them to us when OneAccount holders attempt to withdraw or transfer money from their OneAccounts in excess of their deposited funds. These NSF fees are primarily assessed on electronic transfers from, and checks drawn on, accounts in excess of available funds. Historically, our bank partner also assessed these fees on overdrafts on debit card transactions. However, the Federal Reserve Board recently amended Regulation E to limit the ability of financial institutions, effective July 1, 2010, to assess an overdraft fee for paying ATM and one-time debit card transactions that overdraw a consumer’s account, unless the consumer affirmatively consents, or opts in, to the institution’s payment of overdrafts for these services. In the absence of debit card-related NSF fees, we expect the amount of total NSF fees per OneAccount that our bank partner remits to us to decrease substantially. Although it is difficult to assess the implications of the new regulation before it comes into effect, we expect, based on current practice and technology, that the Federal Reserve Board’s amendment to Regulation E will result in a decrease in our total revenue of less than 12%. We expect, however, that this decrease in total revenue will be partially offset by a reduction in our provision for operational losses due to the anticipated reduction in our estimated overdraft liability and the amount of our estimated uncollectible fees. See Notes 2 and 7 to our consolidated financial statements included elsewhere in this prospectus. We also believe that the expected decrease in total revenue will be more than offset in future periods by the increase in the number of OneAccounts and the revenues derived therefrom.

We earn other fees for banking services provided to OneAccount holders, including fees for effecting wire transfers, replacing lost OneCards, processing international transactions, processing stop payment requests, over-the-counter cash withdrawals using OneCards, issuing official checks and electronic bill pay features.

Our historical experience has been that revenue per OneAccount has been generally stable and predictable across periods and that account revenue generally increases proportionally with increases in the number of OneAccounts. Accordingly, the primary influence on account revenue growth has been, and is expected to continue to be, the number of active OneAccounts. Growth in the number of accounts is tied to growth in the number of students enrolled at our OneDisburse higher education institutional clients, which expands as new clients contract to use this product. For example, of the students at higher education institutions that became OneDisburse clients in 2007, the average percentage of students that maintain OneAccounts increased from 37% in 2007 to 76% in 2009.

The number of OneAccounts has risen in each of the last three years, which has led to a compounded annual growth rate of 74% in account revenue over this period. While we expect the number of OneAccounts to continue to grow in the near-term, there is a possibility that further legislative and regulatory changes will be enacted in the near-term that may reduce account revenue. See “Risk Factors—Risks Related to Our Business—Fees for financial services are subject to increasingly intense legislative and regulatory scrutiny, which could have a material adverse effect on business, financial condition, results of operations and prospects for future growth.”

Payment Transaction Revenue

We generate payment transaction revenue through convenience fees charged to students, parents or other payers who make online payments to our higher education institutional clients through the SmartPay feature of our ePayment product using a credit or debit card. As this fee is assessed on a per transaction basis, growth in payment transaction revenue is primarily influenced by transaction volumes. We acquired ePayment when we purchased CASHNet in November 2009 and believe that due to the convenience it offers payers and the relatively low implementation cost to higher education institutions, it will become increasingly popular among our existing clients, as well as new clients going forward.

Higher Education Institution Revenue

Our higher education institutional clients pay fees for the products and services they purchase from us. We charge our clients: (i) an annual subscription fee based on the size of their student population; (ii) a per-transaction fee; or (iii) a combination of both. For certain payment transaction products, we also charge an implementation fee, which is deferred and recognized over the estimated client relationship period, which we estimate to be five years. Historically, revenue from higher education institutions has been primarily comprised of card and transaction fees related to our OneDisburse product. However, with our acquisition of CASHNet in November 2009, we expect that, based on our results of operations for the first three months of 2010, going forward the composition of our higher education institution revenue will change substantially, with a large proportion of this revenue stream to be derived from our payment products-related revenue. As the change in the composition of higher education institution revenue will be driven primarily by the addition of our recently added CASHNet operations, we do not anticipate the change will materially affect our existing operations.

The number of students enrolled at client institutions and the number of campuses under contract are significant drivers of our higher education institution revenue. As we have expanded the number of our institutional clients over the last three years, our higher education institution revenue has grown by a compounded annual rate of 61%. We expect that assuming our institutional client base grows, our higher education institution revenue will also increase.

Other Revenue

Other revenue consists of two main components: a marketing incentive fee paid by MasterCard International Incorporated based on transaction volumes and new OneCard issuances and processing fees paid by our bank partner based on prevailing interest rates and the total amount of deposits held in our OneAccounts. Because the amount of the processing fee is in part a function of prevailing interest rates, this revenue stream has historically fluctuated in accordance with interest rate movements. Since 2008, fees paid by our bank partner have been relatively small due to low interest rates. If prevailing interest rates rise our processing fee will also increase. Currently, this revenue stream is immaterial to our overall results of operations.

Cost and Expenses

Employee compensation and related expenses represent our largest single expense. We allocate compensation and other related expenses, including stock-based compensation, to product development, sales and marketing and general and administrative expenses. While we expect the number of our employees to increase over time, we believe the economies of scale in our business model will allow us to grow our compensation and related expenses at a lower rate than revenue. We expect that since our products and services are technology enabled, as our business grows, the number of new employees needed to service an expanded clientele will decrease relative to the corresponding increase in revenue due to economies of scale.

Other costs and expenses include outsourced managed hosting, data processing, ATM-related expenses, professional services, office lease payments, travel and amortization and depreciation for hardware and software purchases.

The following summarizes our cost of revenue and certain significant operating expenses:

Cost of Revenue

Cost of revenue consists primarily of data processing expenses, interchange expenses related to SmartPay and ATM transactions, uncollectible fees and write-offs and customer service expenses. These expenses are shared across the different revenue categories and we are not able to meaningfully allocate such costs between separate categories of revenue. Consequently, all costs and expenses applicable to our revenue are included in the cost of revenue category in our statements of operations. These expenses generally move in line with the number of active OneAccounts and transaction volumes for our banking and payment transactions services.

General and Administrative

General and administrative expenses include finance, legal, compliance, facility and administration costs, as well as components of operational costs such as ATM cash services and maintenance, data center costs and costs associated with our information technology. These costs include employee compensation and related expenses, as well as fees for professional services. Following this offering, we expect we will incur additional general and administrative expenses as a result of our obligations to comply with the ongoing obligations of a public company, including the Securities and Exchange Commission’s, or the SEC’s, ongoing reporting obligations, director and officer liability insurance and other expenses. We also expect other factors affecting general and administrative expenses to increase going forward due to the expected enlargement of our work force and the general growth of our business.

Product Development

Product development expenses include costs associated with defining and specifying new features and ongoing enhancements for our proprietary technology platform and other aspects of our service offerings. Product development costs primarily relate to employee compensation.

Sales and Marketing

Sales and marketing expenses include costs of acquiring new institutional clients and educating their students about our services in order to improve the adoption and usage rates of our OneAccount and our other student-oriented products and services. The majority of our sales and marketing expenses are comprised of employee compensation. Each of our sales representatives earns: (i) a base salary; (ii) sales commissions, which are earned upon the signing of a contract with a higher education institutional client; and (iii) generally, certain trailing commissions, which are based on account performance. Having nearly doubled the number of our sales and marketing personnel with our acquisition of CASHNet, we expect that beginning in 2010, our sales and marketing expense will increase significantly as a result of increases in employee compensation allocated to this segment. For example, in the first quarter of 2010, our sales and marketing expenses more than doubled compared to the same period in 2009. We do not anticipate this increase to adversely affect our results of operations, as sales and marketing expenses as a percentage of revenue are expected to remain relatively unchanged due to the introduction of CASHNet revenues, as well as growth in the number of OneAccounts.

CASHNet Acquisition

In November of 2009, we acquired Informed Decision Corporation dba CASHNet, a leader in providing cashiering and payment solutions in higher education. This transaction provided us with our suite of payment transaction products and services, the capability to offer our higher education institutional clients a full complement of services and nearly doubled the number of campuses with which we have relationships. In addition, we expect to realize certain short-term operational efficiencies through the combination of administrative functions, while on a long-term basis, the acquisition created an expansive cross-selling opportunity for us, because at the time of the acquisition there was only a 6% overlap of students enrolled at institutions that were clients of both Higher One and CASHNet.

We purchased CASHNet for $27.5 million, which was financed by cash and debt. At closing, we paid an initial payment of $17.6 million that was funded with $9.9 million of available cash and $7.7 million of borrowings under our existing credit line. The remaining non-interest bearing post-closing payment of $10 million is due to the former shareholders in quarterly payments through 2010. As a result of the timing of the transaction and the requirement under our existing credit line that we borrow based an a 30-day LIBOR rate with two business days advanced notice, the actual adjusted purchase price and cash needs were unknown to us in advance, resulting in excess borrowings to ensure we had sufficient cash to close the transaction. We borrowed a total of $17.25 million, resulting in the incurrence of an additional interest expense of $60,000. Our borrowing costs related to the transaction were $74,000 in interest expense on the borrowings under our existing credit line.

In acquiring CASHNet, we purchased its payment transaction suite of products and services, such as ePayment, eBill, MyPaymentPlan, eMarket and Cashiering, which we did not previously offer. Please see “Business—Products and Services—Payment Suite” for more information.

For the year ended December 31, 2009, we generated revenue and incurred expenses related to these products and services for 42 days from the date of the acquisition to year end. On a pro forma basis, however, these products and services accounted for substantially all of our payment transaction revenue and approximately half of higher education institution revenue in 2009.

In 2010, we expect that our payment transaction revenue, higher education institution revenue, cost of revenue and other costs and expenses will all increase to reflect a full year of revenue, costs and expenses related to CASHNet. We further expect that going forward, the majority of our payment transaction revenue and higher education institution revenue will be derived from our acquired payment transaction products and services. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Results of Operations for the Three Months Ended March 31, 2009 and 2010

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of total revenue:

	Three Months Ended March 31,
	2009	2010
	(in thousands)
	(unaudited)

Account revenue	$15,680	$30,440
Payment transaction revenue	4	3,844
Higher education institution revenue	1,148	2,677
Other revenue	403	607

Total revenue	17,235	37,568
Cost of revenue	4,740	11,237

Gross margin	12,495	26,331
General and administrative expense	3,678	7,799
Product development expense	517	969
Sales and marketing expense	1,826	3,904

Income from operations	6,474	13,659
Interest and other expense, net	161	229
Interest and other income, net	—	(1)

Income before income taxes	6,313	13,431
Income tax expense	2,267	5,167

Net income	$4,046	$8,264

	Three Months Ended March 31,
	2009	2010
	(% of total revenue)

Account revenue	91.0%	81.0%
Payment transaction revenue	0.0%	10.2%
Higher education institution revenue	6.7%	7.1%
Other revenue	2.3%	1.6%

Total revenue	100.0%	100.0%
Cost of revenue	27.5%	29.9%

Gross margin	72.5%	70.1%
General and administrative expense	21.3%	20.8%
Product development expense	3.0%	2.6%
Sales and marketing expense	10.6%	10.4%

Income from operations	37.6%	36.5%
Interest and other expense, net	0.9%	0.6%
Interest and other income, net	0.0%	(0.0)%

Income before income taxes	36.7%	35.9%
Income tax expense	13.2%	13.8%

Net income	23.5%	22.1%

Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009

Total Revenue

Total revenue increased 118.0%, or $20.3 million, to $37.6 million for the three months ended March 31, 2010 from $17.2 million for the three months ended March 31, 2009. The increase in total revenue was comprised of an increase of 94.1% in account revenue, an increase of 133.2% in higher education institution revenue, an increase of 50.6% in other revenue and the inclusion of $3.8 million of payment transaction revenue, primarily generated from our CASHNet payment transaction products.

Account revenue

Account revenue increased 94.1%, or $14.8 million, to $30.4 million for the three months ended March 31, 2010 from $15.7 million for the three months ended March 31, 2009. The increase in account revenue was primarily due to an increase of 84.0% in the number of OneAccounts compared to the first three months of 2009, which resulted in increases in interchange fees relating to POS purchases made with our OneCards, ATM fees and NSF fees that our bank partner remitted to us. Our historical experience has been that account revenue generated per OneAccount has been generally stable across periods, with total account revenue generally increasing proportionally with increases in the number of OneAccounts.

Payment Transaction Revenue

Payment transaction revenue was $3.8 million for the three months ended March 31, 2010, which was generated primarily from our CASHNet payment transaction products.

Higher Education Institution Revenue

Higher education institution revenue increased 113.2%, or $1.5 million to $2.7 million for the three months ended March 31, 2010 from $1.1 million for the three months ended March 31, 2009. The inclusion of subscription revenue earned on our CASHNet payment transaction product suite accounted for 96.9% of the total increase in higher education institution revenue compared to the same period in 2009. The increase in higher education institution revenue was also due in part to an increase of 34.3% in transaction fees related to our OneDisburse product due mainly to an increase in the number of higher education institutional clients using this product compared to the same period in 2009. These increases were partially offset by a decrease of 4.1% in card fees.

Other Revenue

Other revenue increased 50.6%, or $0.2 million, to $0.6 million for the three months ended March 31, 2010 from $0.4 million for the three months ended March 31, 2009. The increase in other revenue was primarily due to an increase of 53.3% in the marketing incentive fees paid to us by MasterCard due to higher MasterCard issuance incentives and an increase of 25.0% in processing fees that our bank partner paid to us, which resulted primarily from an increase in OneAccount deposits compared to the same period in 2009.

Cost of Revenue

Cost of revenue increased 137.1%, or $6.5 million, to $11.2 million for the three months ended March 31, 2010 from $4.7 million for the three months ended March 31, 2009. This increase was comprised of an increase of $1.4 million or 93.9% in data processing expenses, an increase of $1.3 million or 131.6% in uncollectible fees and write-offs, an increase of $0.7 million or 91.4% in customer service expenses and an increase of $0.1 million or 41.8% in card issuance expenses, which were partially offset by a decrease of $0.1 million or 11.6% in interchange expenses. The growth in these expenses was primarily due to an increase of 84.0% in the number of active OneAccounts and a related increase in transaction volume for our banking services. The inclusion of costs related to our payment transaction products and services accounted for $3.0 million or 45.7% of the total increase in cost of revenues.

General and Administrative Expense

General and administrative expense increased 112.0%, or $4.1 million, to $7.8 million for the three months ended March 31, 2010 from $3.7 million for the three months ended March 31, 2009. The increase in general and administrative expense was primarily due to increases of $1.7 million or 85.3% and $0.5 million or 190.2% in employee compensation and stock-based compensation, respectively. The compensation expenses related to CASHNet employees accounted for $1.0 million of the increase in employee compensation costs.

Product Development Expense

Product development expense increased 87.4%, or $0.5 million, to $1.0 million for the three months ended March 31, 2010 from $0.5 million for the three months ended March 31, 2009. The increase in product development expense was primarily due to an increase of $0.6 million or 146.9% in costs related to employee compensation allocated to product development expense. The compensation expenses related to CASHNet employees accounted for $0.3 million of the increase in employee compensation costs.

Sales and Marketing Expense

Sales and marketing expense increased 113.8%, or $2.1 million, to $3.9 million for the three months ended March 31, 2010 from $1.8 million for the three months ended March 31, 2009. The increase in sales and marketing expense was primarily due to an increase of $1.0 million or 140.7% in costs related to employee compensation allocated to sales and marketing expense and an increase of $1.1 million or 191.1% in the non-cash, stock-based sales acquisition expense related to the vesting of certain shares held by Kevin Jones during the three months ended March 31, 2010. The compensation expenses related to CASHNet employees accounted for $0.4 million of the increase in employee compensation costs.

Net Income

Net income increased 105.6%, or $4.3 million, to $8.3 million for the three months ended March 31, 2010 from $4.0 million for the three months ended March 31, 2009. The increase in net income was primarily due to increases of 94.1% and 133.2% in account revenue and higher education institution revenue, respectively, during the three months ended March 31, 2010, as well as the inclusion of $3.8 million in payment transaction revenue generated by our payment transaction products and services. These increases were partially offset by increases of $6.5 million, $4.1 million, $0.5 million and $2.1 million in costs of revenue, general and administrative expense, product development expense and sales and marketing expense, respectively.

Results of Operations for the Years Ended December 31, 2007, 2008 and 2009

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of total revenue:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Account revenue	$22,458	$37,570	$66,440
Payment transaction revenue	—	29	1,688
Higher education institution revenue	1,907	3,220	5,135
Other revenue	3,613	3,187	2,254

Total revenue	27,978	44,006	75,517
Cost of revenue	11,140	16,302	24,440

Gross margin	16,838	27,704	51,077
General and administrative expense	8,507	11,725	18,143
Product development expense	1,148	1,629	2,287
Sales and marketing expense	2,970	4,399	7,966

Income from operations	4,213	9,951	22,681
Interest and other expense, net	860	412	558
Interest and other income, net	(291)	(386)	(21)

Income before income taxes	3,644	9,925	22,144
Income tax expense	1,362	3,547	7,925

Net income	$2,282	$6,378	$14,219

	Year Ended December 31,
	2007	2008	2009
	(% of total revenue)
Account revenue	80.3%	85.4%	88.0%
Payment transaction revenue	0.0%	0.1%	2.2%
Higher education institution revenue	6.8%	7.3%	6.8%
Other revenue	12.9%	7.2%	3.0%

Total revenue	100.0%	100.0%	100.0%
Cost of revenue	39.8%	37.0%	32.4%

Gross margin	60.2%	63.0%	67.6%
General and administrative expense	30.4%	26.6%	24.0%
Product development expense	4.1%	3.7%	3.0%
Sales and marketing expense	10.6%	10.0%	10.5%

Income from operations	15.1%	22.7%	30.1%
Interest and other expense, net	3.1%	0.9%	0.7%
Interest and other income, net	(1.0)%	(0.9)%	(0.0)%

Income before income taxes	13.0%	22.7%	29.4%
Income tax expense	4.9%	8.1%	10.5%

Net income	8.1%	14.6%	18.9%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Total Revenue

Total revenue increased 72%, or $31.5 million, to $75.5 million for the year ended December 31, 2009 from $44.0 million for the year ended December 31, 2008. The increase in total revenue was comprised of an increase of 76.8% in account revenue and an increase of 59.5% in higher education institution revenue, which were partially offset by a decrease of 29.3% in other revenue. Payment transaction revenue was $1.7 million for the year ended December 31, 2009, which was primarily generated by the inclusion of 42 days’ of CASHNet revenue.

Account revenue

Account revenue increased 76.8%, or $28.9 million, to $66.4 million for the year ended December 31, 2009 from $37.6 million for the year ended December 31, 2008. The increase in account revenue was primarily due to an increase of 81.2% in the number of OneAccounts compared to the previous year, which resulted in increases in interchange fees that our bank partner remitted to us and relating to POS purchases made with our OneCards, ATM fees and NSF fees that our bank partner remitted to us.

Payment Transaction Revenue

Payment transaction revenue was $1.7 million for the year ended December 31, 2009, which was primarily generated by the inclusion of 42 days’ of revenue generated by our CASHNet payment transaction products from the consummation of the acquisition in November 2009 to year end. See “—CASHNet Acquisition.”

Higher Education Institution Revenue

Higher education institution revenue increased 59.5%, or $1.9 million, to $5.1 million for the year ended December 31, 2009 from $3.2 million for the year ended December 31, 2008. The increase in higher education institution revenue was primarily due to an increase of 33.1% in card fees and an increase of 55.3% in transaction fees related to our OneDisburse product due mainly to an increase in the number of higher education institutional clients using this product compared to the previous year. The inclusion of 42 days’ of revenue generated by the payment transaction products and services that we acquired when we purchased CASHNet in November 2009 also accounted for 33.7% of the total increase in higher education institution revenue.

Other Revenue

Other revenue decreased 29.3%, or $0.9 million, to $2.3 million for the year ended December 31, 2009 from $3.2 million for the year ended December 31, 2008. The decrease in other revenue was primarily due to a decrease of 83.5% in the processing fees that our bank partner pays to us caused by a decline in prevailing interest rates during the year ended December 31, 2009. This decrease was partially offset by an increase of 64.4% in the marketing incentive fees that MasterCard paid to us.

Cost of Revenue

Cost of revenue increased 49.9%, or $8.1 million, to $24.4 million for the year ended December 31, 2009 from $16.3 million for the year ended December 31, 2008. This increase was comprised of an increase of $1.7 million or 32.5% in data processing expenses, an increase of $0.8 million or 48.9% in interchange expenses, an increase of $1.2 million or 24.3% in uncollectible fees and write-offs, an increase of $1.8 million or 84.6% in customer service expenses and an increase of $0.6 million or 33.3% in card issuance expenses. The growth in these expenses was primarily due to an increase of 81.2% in the number of active OneAccounts and the related increase in transaction volume for our banking services. The inclusion of 42 days’ of costs related to our recently acquired payment transaction products and services accounted for $1.4 million or 17.1% of the total increase in cost of revenue.

General and Administrative Expense

General and administrative expense increased 54.7%, or $6.4 million, to $18.1 million for the year ended December 31, 2009 from $11.7 million for the year ended December 31, 2008. The increase in general and administrative expense was primarily due to an increase of $1.7 million or 28.8% in employee compensation and an increase of $0.8 million or 210.7% in fees for professional services during the year ended December 31, 2009, which increased in part as a result of the inclusion of 42 days’ of expenses related to our recently acquired payment transaction products and services, as well as an increase of $0.9 million or 178.5% in stock-based compensation.

Product Development Expense

Product development expense increased 40.4%, or $0.7 million, to $2.3 million for the year ended December 31, 2009 from $1.6 million for the year ended December 31, 2008. The increase in product development expense was primarily due to an increase of $0.7 million or 40.4% in costs related to employee compensation allocated to product development expense during the year ended December 31, 2009.

Sales and Marketing Expense

Sales and marketing expense increased 81.1%, or $3.6 million, to $8.0 million for the year ended December 31, 2009 from $4.4 million for the year ended December 31, 2008. The increase in sales and marketing expense was primarily due to an increase of $1.9 million or 82.5% in costs related to employee compensation allocated to sales and marketing expense and an increase of $1.1 million or 92.4% in the non-cash expense related to the vesting of certain shares held by Kevin Jones during the year ended December 31, 2009.

Net Income

Net income increased 123.0%, or $7.8 million, to $14.2 million for the year ended December 31, 2009 from $6.4 million for the year ended December 31, 2008. The increase in net income was primarily due to an increase of 76.8% in account revenue and an increase of 59.5% in higher education institution revenue during the year ended December 31, 2009. In addition, the increase in net income for the year was partially the result of the $1.7 million payment transaction revenue generated by our recently acquired payment transaction products and services. These increases were partially offset by an increase of $8.1 million in costs of revenue, an increase of $6.4 million in general and administrative expense, an increase of $0.7 million in product development expense and an increase of $3.6 million in sales and marketing expense and during the year ended December 31, 2009. The increase in net income was also partially offset by an increase in income tax expense of $4.4 million resulting from an increase in taxable income in 2009, an increase in interest and other expense, net of $0.1 million resulting from increased borrowings under our Credit Facility and a decrease in interest and other income of $0.4 million resulting from a gain on capital lease buyouts from 2008 that did not recur in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Total Revenue

Total revenue increased 57.3%, or $16.0 million, to $44.0 million for the year ended December 31, 2008 from $28.0 million for the year ended December 31, 2007. The increase in total revenue was comprised of an increase of 67.3% in account revenue and an increase of 68.9% in higher education institution revenue, which were partially offset by a decrease of 11.8% in other revenue.

Account revenue

Account revenue increased 67.3%, or $15.1 million, to $37.6 million for the year ended December 31, 2008 from $22.5 million for the year ended December 31, 2007. The increase in account revenue was primarily due to an increase of 54.3% in the number of OneAccounts compared to the previous year, which resulted in an increase in interchange fees that our bank partner remitted to us, an increase in ATM fees and an increase in NSF fees that our bank partner remitted to us.

Payment Transaction Revenue

In the year ended December 31, 2008, we recorded a de minimus amount of payment transaction revenue related to fees generated by a pilot payment transaction product. We discontinued marketing this product in 2009, when we replaced it with CASHNet’s products and services. See “—CASHNet Acquisition.”

Higher Education Institution Revenue

Higher education institution revenue increased 68.9%, or $1.3 million, to $3.2 million for the year ended December 31, 2008 from $1.9 million for the year ended December 31, 2007. The increase in higher education institution revenue was primarily due to an increase of 40.4% in card fees and an increase of 63.3% in transaction fees related to our OneDisburse product due mainly to an increase in the number of higher education institutional clients using this product compared to the previous year.

Other Revenue

Other revenue decreased 11.8%, or $0.4 million, to $3.2 million for the year ended December 31, 2008 from $3.6 million for the year ended December 31, 2007. The decrease in other revenue was primarily due to a decrease of 28.7% in the processing fees that our bank partner paid to us caused by a decline in prevailing interest rates during the year ended December 31, 2008. This decrease was partially offset by an increase of 42.0% in the marketing incentive fees that MasterCard paid to us.

Cost of Revenue

Cost of revenue increased 46.3%, or $5.2 million, to $16.3 million for the year ended December 31, 2008 from $11.1 million for the year ended December 31, 2007. This increase was comprised of an increase of $1.1 million or 28.2% in data processing expenses, an increase of $0.2 million or 15.9% in interchange expenses, an increase of $2.4 million or 91.8% in uncollectible fees and write-offs, an increase of $0.8 million or 54.9% in customer service expenses and an increase of $0.6 million or 48.2% in card fulfillment expenses. The growth in these expenses was primarily due to an increase of 54.3% in the number of OneAccounts and a related increase in transaction volume for our banking services during the year ended December 31, 2008.

General and Administrative Expense

General and administrative expense increased 37.8%, or $3.2 million, to $11.7 million for the year ended December 31, 2008 from $8.5 million for the year ended December 31, 2007. The increase in general and administrative expense was primarily due to an increase of $1.1 million or 24.5% in employee compensation, an increase of $0.4 million or 240.8% in stock-based compensation, offset by a decrease of $0.1 million or 22.9% in fees for professional services during the year ended December 31, 2008.

Product Development Expense

Product development expense increased 41.9%, or $0.5 million, to $1.6 million for the year ended December 31, 2008 from $1.1 million for the year ended December 31, 2007. The increase in product development expense was primarily due to an increase of $0.5 million or 41.9% in costs related to employee compensation allocated to product development expense during the year ended December 31, 2008.

Sales and Marketing Expense

Sales and marketing expense increased 48.1%, or $1.4 million, to $4.4 million for the year ended December 31, 2008 from $3.0 million for the year ended December 31, 2007. The increase in sales and marketing expense was primarily due to an increase of $0.1 million or 6.0% in costs related to employee compensation allocated to sales and marketing expense. The increase was also due to $1.2 million in non-cash expense related to the vesting of certain shares held by Kevin Jones during the year ended December 31, 2008.

Net Income

Net income increased 179.5%, or $4.1 million, to $6.4 million for the year ended December 31, 2008 from $2.3 million for the year ended December 31, 2007. The increase in net income was primarily due to an increase of $15.1 million or 67.3% in account revenue and an increase of $1.3 million or 68.9% in higher education institution revenue during the year ended December 31, 2008, which were partially offset by an increase of $5.2 million or 46.3% in costs of revenue, an increase of $0.5 million or 41.9% in product development expense, an increase of $1.4 million or 48.1% in sales and marketing expense and an increase of $3.2 million or 37.8% in general and administrative expense during the year ended December 31, 2008. The increase in net income for the year ended December 31, 2008 was also partially due to a decrease in interest and other expense, net of $0.4 million from the buyout of capital leases and an increase in interest and other income, net of $0.1 million resulting from bank interest on operating cash reserves, partially offset by an increase in income tax expense of $2.2 million resulting from an increase in taxable income in 2008.

Quarterly Results of Operations and Seasonality

Our revenue fluctuates as a result of seasonal factors related to the academic year. A large proportion of our revenue is either directly or indirectly dependent on academic financial aid received by students. Higher education institutional clients typically disburse financial aid refunds to students at the start of each academic semester. Distribution of financial aid disbursements through our OneDisburse service indirectly generates revenue through deposits of financial aid into OneAccounts, which generates account revenue, and directly generates revenue through our higher education institution clients’ use of the OneDisburse service, which generates higher education institution revenue.

While revenue fluctuates over the course of the year, our fixed expenses remain relatively constant, resulting in wide disparities in our adjusted net income and net income from quarter to quarter. Accordingly, in 2009, the second quarter accounted for the smallest proportion of our revenue but an equal proportion of our expenses, which resulted in only minor second quarter income. This is primarily because the majority of financial aid is disbursed at other times of the year and higher education institutions tend to enroll fewer new students in the second fiscal quarter. We expect that this trend will continue going forward.

The following tables set forth our unaudited quarterly results of operations for 2009 and for the quarter ended March 31, 2010. The information for each of these periods has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. This information includes all adjustments, which consist only of normal and recurring adjustments, management considers necessary for the fair presentation of such data. This data should be read in conjunction with the audited financial statements included elsewhere in this prospectus. The results of operations for historical periods are not necessarily indicative of results for any future period.

	2009 Quarter Ended					2010 Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total	Mar. 31,
	(unaudited)
	(in thousands)

Total revenue	$17,235	$12,464	$20,503	$25,315	$75,517	$37,568
Net income	4,046	413	4,793	4,967	14,219	8,264
Adjusted EBITDA(1)	8,106	2,997	9,077	10,336	30,516	17,935
Adjusted net income(2)	4,830	1,549	5,528	6,178	18,085	10,565

	2009 Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	(unaudited)
	(% of annual amount)

Total revenue	22.8%	16.5%	27.2%	33.5%
Net income	28.5%	2.9%	33.7%	34.9%
Adjusted EBITDA(1)	26.6%	9.8%	29.7%	33.9%
Adjusted net income(2)	26.7%	8.6%	30.6%	34.2%

(1)	The following table presents a reconciliation of adjusted EBITDA to net income, the most comparable GAAP measure, for each of the periods indicated:

	2009 Quarter Ended					2010 Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total	Mar. 31,
	(unaudited)
	(in thousands)

Net income	$4,046	$413	$4,793	$4,967	$14,219	$8,264
Interest income	—	(1)	(1)	(2)	(4)	(1)
Interest expense	161	120	113	164	558	229
Income tax expense	2,267	252	2,596	2,810	7,925	5,167
Depreciation and amortization	570	684	633	1,082	2,969	1,626

EBITDA	7,044	1,468	8,134	9,020	25,667	15,285
Other income	—	—	—	(17)	(17)	—
Stock-based customer acquisition expense	619	1,050	227	489	2,385	1,801
Stock-based compensation expense	293	329	341	424	1,387	849
Milestone bonus	150	150	375	419	1,094	—

Adjusted EBITDA	$8,106	$2,997	$9,077	$10,336	$30,516	$17,935

See “Summary—Summary Consolidated Financial Data” for definition of EBITDA and adjusted EBITDA.

(2)	The following table presents a reconciliation of adjusted net income to net income, the most comparable GAAP measure, for each of the periods indicated:

	2009 Quarter Ended					2010 Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total	Mar. 31,
	(unaudited)
	(in thousands)

Net income	$4,046	$413	$4,793	$4,967	$14,219	$8,264
Stock-based customer acquisition expense	619	1,050	227	489	2,385	1,801
Stock-based compensation expense—ISO	112	140	152	206	610	437
Stock-based compensation expense—NQO	181	189	189	218	777	412
Milestone bonus expense	150	150	375	419	1,094	—
Amortization of intangibles	76	143	86	405	710	767
Amortization of finance costs	22	22	32	37	113	51

Total pre-tax adjustments	1,160	1,694	1,061	1,774	5,689	3,468
Tax rate	35.9%	35.9%	35.9%	35.9%	35.9%	38.5%
Tax adjustment	376	558	326	563	1,823	1,167

Adjusted net income	$4,830	$1,549	$5,528	$6,178	$18,085	$10,565

See “Summary—Summary Consolidated Financial Data” for definition of adjusted net income.

Liquidity and Capital Resources

Sources of Liquidity

Our primary sources of liquidity are cash flows from operations and borrowings under our Credit Facility. As of March 31, 2010, we had $10.6 million in cash and cash equivalents and $14.5 million available under our Credit Facility. Our primary liquidity requirements are for working capital, capital expenditures, product development expenses and general corporate needs. As of March 31, 2010, we had negative working capital of $19.8 million, which resulted primarily from the $10.5 million of outstanding borrowings under our Credit Facility and the $8.0 million acquisition payable related to our post-closing obligations under the CASHNet stock purchase agreement dated November 19, 2009.

We intend to use $10.5 million of the net proceeds we receive from this offering for the repayment of amounts outstanding under our Credit Facility, and $8.25 million to satisfy our post-closing obligations under the CASHNet stock purchase agreement. We intend to use the remaining net proceeds we receive from this offering to further our strategic objectives and for general corporate purposes. See “Use of Proceeds.”

Senior Secured Revolving Credit Facility

Higher One, Inc. entered into a senior secured revolving credit facility dated as of August 26, 2008 that was subsequently amended as of July 15, 2009 and November 19, 2009. We refer to the credit facility, as amended, as the Credit Facility. Higher One, Inc. is the borrower under the Credit Facility and each of Higher One Holdings, Inc. and Higher One Machines, Inc. guaranteed Higher One, Inc.’s obligations thereunder. We refer to these guarantors, together with Higher One, Inc., as the Loan Obligors.

Higher One, Inc. has the option to increase the current $25 million amount available under the Credit Facility to up to $50 million. The Credit Facility is also secured by a perfected first priority security interest in all of the capital stock of Higher One, Inc. and Higher One Machines, Inc. and substantially all of each Loan Obligor’s tangible and intangible assets, other than intellectual property. Each of the Loan Obligors has also granted to the administrative agent under the Credit Facility a negative pledge of the intellectual property of Higher One, Inc. and Higher One Machine, Inc., including patents and trademarks that are pending and are acquired in the future.

As of March 31, 2010, Higher One, Inc. had $10.5 million outstanding under the Credit Facility. The loans drawn under the Credit Facility are payable in a single maturity on December 31, 2010.

Amounts outstanding under the Credit Facility accrue interest at a rate equal to the adjusted Eurodollar rate plus a margin of between 1.75% and 3.75% per annum (depending on Higher One, Inc.’s funded debt to EBITDA ratio). Interest is payable on the last day of each interest period selected by Higher One, Inc. under the Credit Facility and, in any event, at least quarterly. The average effective interest rates on the loans drawn under the Credit Facility for the year ended December 31, 2009 was 2.4%.

In addition, Higher One, Inc. pays a commitment fee equal to 0.25% on the daily average undrawn portion of revolving commitments under the Credit Facility, which accrues and is payable quarterly in arrears. If the loans that are drawn and outstanding are equal to or less than the total revolving commitments, then the applicable commitment fee rate increases to 0.375%. Higher One, Inc. also pays certain agent fees.

The Credit Facility contains certain affirmative covenants including, among other things, covenants to furnish the lenders with financial statements and other financial information and to provide the lenders notice of material events and information regarding collateral. The Credit Facility also contains certain negative covenants that, among other things, restrict Higher One, Inc.’s ability, subject to certain exceptions, to incur additional indebtedness, grant liens on its assets, undergo fundamental changes, make investments, sell assets, make restricted payments, change the nature of its business and engage in transactions with its affiliates.

In addition, the Credit Facility contains certain financial covenants that require Higher One, Inc. to maintain certain liquidity levels, a funded debt to EBITDA ratio not to exceed 2.00 to 1.00, an interest coverage ratio of at least 3.50 to 1.00 and a debt service coverage ratio of at least 1.25 to 1.00.

As of March 31, 2010, Higher One, Inc. was in compliance with all covenants under the amended Credit Facility.

Cash Flows

The following table presents information regarding our cash flows, cash and cash equivalents for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)			(unaudited)
Net cash provided by (used for)
Operating activities	$4,368	$9,962	$20,656	$5,698	$17,326
Investing activities	(179)	(3,340)	(18,731)	(274)	(2,878)
Financing activities	(204)	(14,889)	(74)	(3,495)	(7,166)
Increase (decrease) in cash and cash equivalents	3,985	(8,267)	1,851	1,929	7,282
Cash and cash equivalents, end of period	$9,755	$1,488	$3,339	$3,417	$10,621

Operating Activities

Net cash provided by operating activities was $17.3 million for the three months ended March 31, 2010 compared to $5.7 million for the three months ended March 31, 2009. The $11.6 million increase was primarily comprised of an increase of $4.2 million in net income and a $7.4 million increase in adjustments to reconcile net income to net cash, including a $1.1 million increase in depreciation and amortization and stock-based sales acquisition expense, and a $5.4 million increase in accrued expenses. Net cash provided by operating activities was $20.7 million for the year ended December 31, 2009 compared to $10.0 million for the year ended December 31, 2008. The $10.7 million increase from 2008 to 2009 was primarily comprised of an increase of $7.8 million in net income, an increase of $1.5 million in depreciation and amortization, a decrease of $1.6 million in income receivable, an increase of $1.1 million in stock-based customer acquisition expense and an increase of $0.9 million in stock-based compensation, which were partially offset by a deferred income tax benefit of $0.8 million in 2009 compared to a deferred income tax expense of $1.8 million in 2008. The increase in depreciation and amortization was primarily attributable to increased tangible and intangible asset purchases and increased deferred implementation costs, the decrease in income receivable was attributable to an increase in our receipt of cash owed to us, the increase in stock-based customer acquisition expense was primarily attributable to increased vesting of certain shares acquired by Kevin Jones in connection with our acquisition of EduCard in 2008, and the increase in stock-based compensation was primarily attributable to an increase in the strike price of options and additional grants of options. The income tax benefit in 2009 was primarily the result of the increased vesting of certain shares acquired by Kevin Jones described above.

Net cash provided by operating activities was $10.0 million for the year ended December 31, 2008 compared to $4.4 million for the year ended December 31, 2007. The $5.6 million increase from 2007 to 2008 was primarily comprised of an increase of $4.1 million in net income, an increase of $1.6 million in accrued expenses and a stock-based customer acquisition expense of $1.2 million in 2008 compared to none in 2007, which were partially offset by an increase of $0.8 million in income receivable and an increase of $0.8 million in deferred costs. The increase in accrued expenses was primarily attributable to increased data processing costs as a result of increased revenues and increased compensation costs. The stock-based customer acquisition expense in 2008 was related to the grant and vesting of certain shares acquired by Kevin Jones described above. The increase in income receivable was primarily attributable to an increase in the marketing incentive fees that MasterCard paid to us and the increase in deferred costs was primarily attributable to an increase in the number of higher education institutional clients compared to the previous year.

Investing Activities

Net cash used for investing activities was $2.9 million for the three months ended March 31, 2010 compared to $0.3 million for the same period in 2009. Net cash used for investing activities for the three months ended March 31, 2010 related to our additional payments related to our acquisition of CASHNet and our purchase of fixed assets, net of disposals, including computers, software and ATM equipment. Net cash used for investing activities was $18.7 million for the year ended December 31, 2009, $3.3 million for the year ended December 31, 2008 and $0.2 million for the year ended December 31, 2007. Net cash used for investing activities for 2009 primarily related to our acquisition of CASHNet in November 2009, as well as our purchase of fixed assets, including computers, software and ATM equipment. Net cash used for investing activities for 2008 primarily related to our acquisition of EduCard in June 2008, as well as our purchase of fixed assets, net of disposals, including computers, software and ATM equipment. We did not have any significant investing activities in 2007.

We expect that our capital expenditures for 2010 will be approximately $6.7 million, related primarily to computer and phone equipment, as well as ATM equipment. We believe that our cash flow from operations, together with our existing liquidity sources and the net proceeds from this offering, will be sufficient to fund our operations and anticipated capital expenditures over at least the next 24 months.

Financing Activities

Net cash used in financing activities was $7.2 million for the three months ended March 31, 2010 compared to $3.5 million during the same period of 2009. Net cash used in financing activities for the three months ended March 31, 2010 primarily related to the reduction of outstanding debt under our credit facility, which was partially offset by proceeds received from the exercise of employee stock option. Net cash used in financing activities was less than $0.1 million for the year ended December 31, 2009, $14.9 million for the year ended December 31, 2008 and $0.2 million for the year ended December 31, 2007. Net cash used in financing activities for 2009 primarily related to repayments under our Credit Facility, partially offset by proceeds from the issuance of debt and from notes payable relating to borrowings under this Credit Facility. Net cash used in financing activities for 2008 primarily related to the completion of our tender offer to purchase certain outstanding capital stock in August 2008, which was partially offset by the proceeds from our sale of preferred stock in August 2008 and borrowings under our Credit Facility. We did not have any significant financing activities in 2007.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	5+ Years
	(in thousands)
Long-term debt obligations(1)(2)	$10,500	$10,500	$0	$0	$0
Operating lease obligations(3)	1,633	1,094	537	2	0

Total contractual obligations(4)	$12,133	$11,594	$537	$2	$0

(1)	As of March 31, 2010, we had $10.5 million outstanding under our Credit Facility. The loans drawn under the Credit Facility are payable in a single maturity on December 31, 2010. We intend to use $10.5 million of the net proceeds of this offering for the repayment of the amounts outstanding under our Credit Facility.
(2)	Excludes estimated interest payments on amounts outstanding under the Credit Facility, which accrue interest at a rate equal to the adjusted Eurodollar rate plus a margin of between 1.75% and 3.75% per annum (depending on Higher One, Inc.’s funded debt to EBITDA ratio). The average effective interest rate on the loans drawn under the Credit Facility for the year ended December 31, 2009 was 2.4%.
(3)	We lease certain property in New Haven, Connecticut and Alameda, California under non-cancelable operating leases. The lease in New Haven is currently due to expire on July 31, 2011 and the lease in Alameda is due to expire on April 30, 2010. The leases generally contain renewal provisions for varying periods of time. We have extended the lease in Alameda to July 31, 2010, at which time we intend to relocate the office to Oakland, California.
(4)	Excludes the use of $8.25 million of the net proceeds of this offering that we intend to use to satisfy our post-closing obligations under the CASHNet stock purchase agreement dated November 19, 2009.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. Our Credit Facility accrues interest at a rate equal to an adjusted Eurodollar rate plus a margin of between 1.75% and 3.75% per annum (depending on Higher One, Inc.’s funded debt to EBITDA ratio). The average effective interest rate on the loans drawn under the Credit Facility for the year ended December 31, 2009 was 2.4%. Based upon a sensitivity analysis at January 1, 2010, assuming average outstanding borrowings during the year ended December 31, 2010 of $10.0 million, a hypothetical 50 basis point increase in interest rates would result in an increase in interest expense of $0.05 million.

In addition, we receive processing fees paid from our bank partner, based on prevailing interest rates and the total deposits held in our OneAccounts. Since 2008, fees paid by our bank partner have been relatively small because of depressed interest rates. A change in interest rates would affect the amount of processing fees that we earn and therefore would have an effect on our revenue, cash flows and results of operations.

Critical Accounting Policies

Provision for Operational Losses

We have entered into an agreement with The Bancorp Bank to hold all deposit accounts opened by OneAccount holders. Although those deposit funds are held by The Bancorp Bank, we are liable to the bank for any uncollectible accountholder overdrafts and any other losses due to fraud or theft. We provide reserves for our estimated overdraft liability and our estimated uncollectible fees to The Bancorp Bank. The provision for these reserves is included within the costs of revenue on the consolidated financial statements included in this prospectus. Such reserve is based upon an analysis of outstanding overdrafts and historical repayment rates. For the years ended December 31, 2007, 2008 and 2009, we provided for additional reserves for operational losses related to uncollectible accountholder overdrafts of $2.6 million, $4.6 million and $5.5 million, respectively. If the financial condition of the accountholders were to deteriorate, thereby reducing their ability to make payments, additional reserves would be required.

Goodwill and Intangible Assets

Goodwill represents costs in excess of the fair value of consideration transferred over the fair values assigned to the underlying net identifiable assets of acquired businesses. Annual impairment testing of goodwill is assessed in accordance with ASC 350, “Intangibles—Goodwill and Other,” or ASC 350, which compares carrying values of the reporting units to fair values and, when appropriate, the carrying value of these assets is reduced to fair value.

Our goodwill balance is entirely attributable to our acquisition of CASHNet on November 19, 2009. As there were no significant changes to the business that occurred during the period between the acquisition date and the March 31, 2010 balance sheet date, we did not consider that a goodwill impairment analysis was necessary. In future periods, we will perform an annual goodwill impairment analysis as of October 31, or whenever events or changes in circumstances indicate that an impairment may have occurred.

Reporting units are determined in accordance with ASC 280 “Segment Reporting” and ASC 350 “Intangibles—Goodwill and Other”. We evaluate reporting units by first identifying their operating segments under ASC 280. We then evaluate each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, those components must be evaluated to determine if they must be aggregated into one or more reporting units. When determining if it is appropriate to aggregate a newly acquired operating segment with our existing operating segment, we evaluate the seller’s historical results for the newly acquired company and its future prospects. This evaluation generally includes the newly acquired operating segment’s budget and the actions that our management expects to take with respect to the recently acquired operating segment, as well as an evaluation of the likelihood that such actions will be implemented. If, after evaluating the future prospects, we determine that the two segments are economically similar within a reasonable period of time, the two operating segments would be aggregated.

Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. Actual cash flows arising from a particular reporting unit could vary from projected cash flows, which could imply different carrying values from those established at the date of acquisition, and which could result in impairment of such assets. If it is determined that an impairment has occurred, we would record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. During 2008 and 2009, we were not required to record any impairment on goodwill or indefinite-lived intangibles. As of December 31, 2009, there are no reporting units that are at risk of failing step one of the goodwill impairment test.

Stock-Based Compensation

We account for stock-based compensation expense in accordance with FASB ASC 718, “Compensation—Stock Compensation,” or ASC 718, which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for stock options granted during the years ended December 31, 2007, 2008 and 2009 and the five months ended May 31, 2010:

	2007	2008	2009	Five Months Ended 5/31/10
Expected term(1)	6.0 – 6.5 years	6.3 – 6.5 years	5.8 – 6.3 years	6.2 – 6.3 years
Expected volatility(2)	28.6%	40.2%	50.7%	51.7%
Risk-free rate(3)	4.4% - 5.0%	2.4% - 3.4%	2.2% - 3.2%	3.0%
Expected dividends(4)	None	None	None	None

(1)	Expected term is the period of time that the equity grants are expected to remain outstanding. We calculate the expected life of the options as prescribed under the provisions of ASC 718. We generally use the midpoint between the end of the vesting period and the contractual life of the grant to estimate option exercise timing.
(2)	Expected volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We based our estimated volatility on the historical volatility of a peer group of publicly traded companies, which includes companies that are in the same industry or are competitors.
(3)	Risk-free rate is the average U.S. Treasury rate at the time of grant having a term that most closely approximates the expected term of the option.
(4)	We have never declared or paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

These options expire ten years from the date of grant. Options for our employees vest over periods ranging from one month to five years, with the majority vesting as follows: one-fifth of the granted options vest one year from the date of grant; the remaining four-fifths vest at a rate of 1/48 per month over the remaining four years of the vesting period. The board grants primarily incentive stock options, but occasionally grants nonqualified stock options to key members of management.

The amount of stock based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

Restricted stock is a stock award that entitles the holder to receive shares of our common stock as the award vests over time. The board has not granted restricted stock awards prior to 2009 when it granted a total of 43,344 shares to its executive officers. These awards vest over four years starting on the first anniversary of the grant. The fair value of each restricted stock award is estimated using the intrinsic value method that is based on the fair value price on the date of grant. Compensation expense for restricted stock awards is recognized ratably over the vesting period on a straight-line basis.

Generally, employees have received stock option grants when joining the company and then may have received periodic awards thereafter in the discretion of the board, although the timing of additional awards has previously not been made according to any established policy. The board intended all options to be granted with an exercise price equal to or greater than the per share fair value of our common stock underlying those options on the date of grant. On each of the grant dates during 2007, 2008, 2009 and 2010, the fair value of common stock underlying stock options granted was either estimated by the board on a contemporaneous basis with input from management and an independent valuation firm or was determined not to have increased since a prior valuation. Given the absence of a public trading market, our board considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each meeting at which stock option grants were approved. These factors included, but were not limited to, the following:

•	developments in our business;

•	issuances of our preferred stock;

•	the rights and preferences of our convertible preferred stock relative to our common stock;

•	independent valuations of our common stock;

•	the lack of marketability of our common stock;

•	the likelihood of achieving a liquidity event, given prevailing market conditions;

•	the per share value of any recent preferred stock financing and the amount of convertible preferred stock liquidation preferences;

•	our current and historical operating performance and current financial condition;

•	our operating and financial projections;

•	the stock price performance of a peer group comprised of selected publicly-traded companies identified as being comparable to us; and

•	economic conditions and trends in the broad market for stocks.

If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense could have been materially different. We believe that the board used reasonable methodologies, approaches and assumptions in determining the fair value of our common stock.

We requested periodic valuation reports from an independent valuation firm, prepared consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation in each of fiscal years 2007, 2008, 2009, and 2010. Each valuation recommended a fair value of our common stock on a minority, non-marketable basis as of the date of the report.

In valuing our common stock, our independent valuation firm determined our business enterprise value using two valuation approaches, an income approach and a market approach.

•

The income approach estimates the present value of future estimated debt-free cash flows, based upon forecasted revenue and costs. These discounted cash flows are added to the present value of our estimated enterprise terminal value, the multiple of which is derived from comparable company market data. These future cash flows are discounted to their present values using a rate corresponding to our estimated weighted average cost of capital. The discount rate is derived from an analysis of the weighted average cost of capital of our publicly-traded peer group as well as cost of capital studies for similar stage companies as of the valuation date and is adjusted to reflect the risk inherent in our cash flows.

•

The market approach estimates the fair value of a company by applying to that company the market multiples of comparable publicly-traded companies. A multiple of key metrics implied by the enterprise values or acquisition values of our publicly-traded peers is calculated. Based on the range of these observed multiples, size of the company, company specific factors such as growth and margins, and professional judgment a appropriate adjustment to the publicly-traded companies median multiple is applied our metrics in order to derive an indication of value.

After determining a business enterprise value indication under each approach, the enterprise value is allocated to debt holders and then to each of our classes of stock using a liquidation analysis that takes into consideration each class of shareholder’s rights and preferences to proceeds. Under each of the value indications based on the shareholder agreements, the preferred shareholders would automatically convert to common shareholders. The two per share value indications were weighted to determine the concluded fair value of a share of common stock on a minority, non-marketable basis.

Grants in 2009 and 2010

With respect to equity grants made in 2009 and 2010, the key assumptions in the common stock valuations recommended by an independent valuation firm were as follows:

Date of Valuation	Discounted Cash Flows Method / Guideline Public Company Weighting	Discount for Lack of Marketability	Discounted Cash Flow Discount Rate	Common Stock Value
December 31, 2008	75% / 25%	30%	20%	$3.43
June 30, 2009	75% / 25%	30%	20%	5.56
November 19, 2009	75% / 25%	20%	25%	10.80
March 15, 2010	75% / 25%	15%	23%	13.93

For purposes of the December 2008 and June 2009 valuations, the comparable publicly-traded companies utilized in the market approach consisted of Alliance Data Systems Corporation, CyberSource Corp., Mastercard Incorporated, TNS Inc. and Total Systems Services, Inc. The list was expanded to include Visa, Inc. in the November 2009 valuation report and to include Financial Engines, Inc. in the March 2010 valuation report.

We have set forth in the table below information regarding stock options granted in 2009 and March 2010. Following the table, we have described the significant factors contributing to our determinations of fair market value and setting of option exercise prices throughout this period.

Date of Grant	Number of Options Granted	Exercise Price	Option Fair Value
January 27, 2009	301,500	$4.59	$2.34
March 19, 2009	34,500	4.59	2.34
May 21, 2009	57,750	4.59	2.39
July 23, 2009	65,250	5.67	2.99
September 24, 2009	60,750	5.67	2.97
November 6, 2009	81,750	5.67	2.97
December 4, 2009	639,750	10.80	5.59
March 26, 2010	378,000	13.94	7.42
May 6, 2010	30,000	13.94	7.42

January, March and May 2009. On January 27, 2009, the board granted options with a strike price of $4.59 per share. We had received a valuation recommendation from the independent valuation firm of $3.43 as of December 30, 2008. However, the board had previously granted options in the second half of 2008 with a strike price of $4.59 per share. This price had been set based upon the per share sale price of Series E Convertible Preferred Shares to Lightyear Capital in August 2008. The board decided to grant options in January at the same strike price despite the lower third party stock valuation. The board continued to grant options on March 19 and May 21 utilizing the $4.59 strike price based upon the company’s determination that the fair market value of the common stock had not increased above such price as a result of intervening events or changed financial conditions.

July through November 2009. On July 23, 2009, our board determined a fair market value of our common stock of $5.67 for purposes of setting exercise prices for options granted on that day. This determination was based on the factors described above, as well as the independent valuation firm’s valuation recommendation of $5.56 in its June 30, 2009 report. The higher price in the report was a result of an increase in our enterprise value as determined under both the discounted cash flow method and the guideline public company method described above. In addition the terminal exit multiple increased based on the guideline public company multiple increase. The increase in value under the guideline public company method resulted primarily from an increase in the relevant multiple. The increase in value is reflected in the increase in revenue and adjusted EBITDA, which exceeded our 2009 plan. The board continued to grant options on September 24 and November 6 using the $5.67 strike price based on our determination that the fair market value of our common stock had not increased above such price as a result of intervening events or changed financial conditions.

December 2009. On December 4, 2009, the board determined a fair market value of our common stock of $10.80 for purposes of setting exercise prices for options granted on that day. This determination was based on the factors described above as well as the independent valuation firm’s valuation recommendation of $10.80 in its November 19, 2009 report. Several factors contributed to the significant increase in value from the prior valuation in June 2009 including an increase in public comparables (42%), the value built by the company in the intervening six months as reflected in the increase in its revenue and adjusted EBITDA in excess of its 2009 business plan, the increased potential for an IPO based upon the stabilization of the financial markets and feedback from the company’s investment bank and the increase in revenue and adjusted EBITDA as well as market and long-term growth potential resulting from its acquisition of CASHNet.

March 2010. On March 26, 2010, the board determined a fair market value of our common stock of $13.94 for purposes of setting exercise prices for options granted on that day. This determination was based on the factors described above as well as the independent valuation firm’s valuation recommendation of $13.94 in its March 15, 2010 report. Several factors contributed to the increase in value from the prior valuation in November 2009. The company built value in the intervening period as reflected in its exceeding the first two months of 2010’s operating plan in both revenue and adjusted EBITDA, in the significant growth in the trailing twelve month financials as of the valuation date compared to those as of October 2009 (32% revenue growth and 35% adjusted EBITDA grown) and significant new sales through the valuation date (49% of entire 2010 operating plan). In addition, the IPO liquidity potential continued to increase based upon feedback from the company’s investment bank. Lastly, the acquisition of CASHNet continued to contribute to higher than projected actuals compared to the operating plan by adding new revenue and adjusted EBITDA to the combined financial projections, increasing the company’s addressable market with university payments and the company’s long-term growth potential and allowing for better than anticipated synergies and cross-selling.

May 2010. On May 6, 2010, consistent with its ordinary granting practices, the compensation committee granted an aggregate of 30,000 options to six new employees (none of whom are officers of the company) who had started with us since the last meeting of our board of directors. The compensation committee set the exercise price for the options at $13.94, the same price used for options granted at its meeting six weeks earlier (as explained above). Consistent with its past practice and in light of the immaterial amount of options being granted, the compensation committee did not commission an independent valuation. In determining not to raise the exercise price, the compensation committee was influenced by the extreme volatility of the stock market on the date of grant and the effect it could have on other companies’ stock prices and on the timing of the offering, both of which play a role in the valuation of our stock. The range of prices on the cover of this prospectus reflects the removal of the discount for lack of marketability in anticipation of a successful consummation of this offering and decreased market volatility subsequent to our most recent grant of options.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets are also recognized for tax net operating loss carry-forwards. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Income tax provision or benefit includes U.S. federal, and state and local income taxes and is based on pre-tax income or loss. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which the earnings will be generated, the impact of state and local taxes and our ability to use tax credits and net operating loss carry-forwards.

We follow the provisions of FASB ASC 740, “Income Taxes,” or ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes. It prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. We recognize interest and penalties related to income tax matters in income tax expense. All tax years are subject to examination. All of our unrecognized tax benefit liability would affect our effective tax rate if recognized. We do not expect our unrecognized tax benefit liability to change significantly over the next 12 months.

Business Combinations

We follow the provisions of FASB ASC 805, “Business Combinations,” or ASC 805, (Prior authoritative literature: SFAS No. 141R, Business Combinations), which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, affect the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. ASC 805 is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables and its performance within arrangements. The amendments also required providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating this new ASU.

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements.” This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance will include factors to help companies determine what software elements are considered “essential to the functionality.” The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating this new ASU.

Internal Controls Over Financial Reporting

In connection with the preparation of our quarterly financial statements as of and for the three months ended March 31, 2010, we concluded that we had a material weakness in our internal control over financial reporting that resulted in a misstatement of our earnings per share computation for the year ended December 31, 2008. Specifically, in our computation of net income available to common stockholders per common share, we did not deduct from net income the difference between (i) the fair value of the consideration transferred to the preferred stockholders as part of our 2008 stock tender offer and (ii) the carrying amount of the preferred stock repurchased (net of issuance costs) to arrive at income available to common stockholders in accordance with ASC 260-10-S99. As a result, we determined that we did not maintain effective controls over the accounting for, and calculation of, net income available to common stockholders per common share, indicating a material weakness with respect to our ability to properly monitor and account for non-routine transactions, and to apply GAAP in transactions subject to complex accounting pronouncements. For further information, please see Note 17 to our consolidated financial statements included elsewhere in this prospectus.

We were not required to perform a computation of earnings per share for the year ended December 31, 2008 at the time we initially prepared our financial statements for that year, as we were a private company. This computation was retrospectively undertaken in connection with the preparation of the consolidated financial statements included elsewhere in this prospectus. We are in the process of remediating this material weakness by, among other things, expanding our current finance and accounting staff, formalizing our accounting policies and internal controls documentation and strengthening supervisory reviews by our management.

BUSINESS

Overview

We are a leading provider of technology and payment services to the higher education industry. We believe, based on our experience in the industry, that we provide the most comprehensive suite of disbursement and payment solutions specifically designed for higher education institutions and their students. We also provide campus communities with convenient and student-oriented banking services, which include extensive user-friendly features.

The disbursement of financial aid and other refunds to students is a highly regulated, resource-consuming and recurrent obligation of higher education institutions. The student disbursement process remains mainly paper-based, costly and inefficient at most higher education institutions. These institutions are facing increasing pressure to improve administrative efficiency and the quality of service provided to students, to streamline regulatory compliance in respect of financial aid refunds, and to reduce expenses.

We believe our products provide significant benefits to both higher education institutions as well as their campus communities, including students. For our higher education institution customers, we offer our OneDisburse® Refund Management® disbursement service. Our disbursement service facilitates financial aid and other refunds to students, while simultaneously enhancing the ability of our higher education institutional clients to comply with the federal regulations applicable to financial aid transactions. By using our refund disbursement solutions, our clients save on the cost of handling disbursements, improve related business processes, increase the speed with which students receive their refunds and ensure compliance with applicable regulations.

For students and other campus community members, we offer our OneAccount service that includes an FDIC-insured deposit account provided by our bank partner, a OneCard, which is a debit MasterCard® ATM card, and other retail banking services. OneAccount is cost competitive and tailored to the campus communities that we serve, providing students with convenient and faster access to disbursement funds.

We also offer payment transaction services which are primarily software-as-a service solutions that facilitate electronic payment transactions allowing higher education institutions to receive easy and cost effective electronic payments from students, parents and others for essential education-related financial transactions. Features of our payment services include online bill presentment and online payment capabilities for tuition and other fees.

We have experienced significant growth since our inception in 2000, which we believe demonstrates the benefits and convenience our products provide to our customers as well as the complementary nature of our higher education institution services and student services. As of March 31, 2010, 402 campuses serving approximately 2.7 million students had purchased the OneDisburse service and 293 campuses serving approximately 2.2 million students had contracted to use one or more of our payment products and services. As set forth in the charts below, from 2003 through 2009, our disbursement services and our student banking services have experienced consistent annual growth. Since our initial product launch in 2002 and as of March 31, 2010, we have completed disbursement transactions with a total cash value of approximately $13.6 billion. In addition, as of March 31, 2010, we had approximately 1.2 million OneAccounts, representing growth in the number of OneAccounts of 84% from March 31, 2009.

Source: Higher One Holdings, Inc.

The majority of our revenue each year is generated through existing relationships with higher education institutions and their campus communities, which is primarily derived from:

•

Fees that we receive for providing banking and other services to OneAccount holders, including interchange fees that our bank partner charges and remits to us, ATM fees for out of network withdrawals, NSF fees that our bank partner charges and remits to us and other banking service fees charged to process transactions outside basic OneAccount usage;

•	convenience fees from processing tuition payments on behalf of students;

•	fees charged to our higher education institutional clients; and

•	service fees that we receive from our bank partner based on amounts deposited in OneAccounts and prevailing interest rates.

For the year ended December 31, 2009, our:

•	total revenue was approximately $75.5 million, representing three-year compounded annual growth of approximately 68%;

•	adjusted EBITDA was approximately $30.5 million, representing three-year compounded annual growth of approximately 192%;

•	adjusted net income was approximately $18.1 million, representing three-year compounded annual growth of approximately 74%; and

•	net income was approximately $14.2 million, representing three-year compounded annual growth of approximately 62%.

See “Summary—Summary Consolidated Financial Data” for definitions of adjusted EBITDA and adjusted net income and reconciliations to net income.

In 2009, excluding revenue generated by our recent acquisition of CASHNet, we generated over 90% of our revenue from contracts signed in prior years.

Our Industry

The higher education industry in the United States consists of colleges, universities and other higher education providers. With nearly seven thousand higher education institutions in the United States accepting new students each year and providing finance and payments functions that serve their campus communities, the higher education payments industry is both large and stable. As an industry innovator focused on the needs of higher education institutional clients, we believe we are well positioned to capitalize on several key industry trends and to increase our market share in this large and underserved industry.

Stable Enrollment at Higher Education Institutions

According to estimates by the United States Department of Education—National Center for Education Statistics, or the NCES, in the 2008-2009 school year, the U.S. higher education industry consisted of more than 6,500 institutions serving more than 18.6 million students. We believe the higher education industry is one of the most stable and least cyclical industries in the United States. According to the NCES, over 2.5 million new students enter U.S. higher education institutions each year and, as reflected in the chart set forth below, the total enrollment in U.S. higher education institutions is expected to increase to almost 19.7 million students by 2013.

Source for total US student enrollment: U.S. Department of Education, National Center for Education Statistics, Integrated Postsecondary Education Data System, “Fall Enrollment Survey” (IPEDS-EF:93–99), and Spring 2001 through Spring 2008; Enrollment in Degree-Granting Institutions Model, 1973–2007; and First-Time Freshmen Model, 1975-2007. (Total US student enrollment figures prepared as of January 2009. 2006-2007 figures are actual and 2008-2013 figures are estimated projections.)

Source for enrollment at OneDisburse and payment suite clients: Higher One Holdings, Inc. (All enrollment at OneDisburse and payment suite client figures are actual.)

Increasing Pressure on Institutions to Become More Efficient

We believe that most higher education institutions continue to use inefficient and more costly disbursement and payment systems. For example, we estimate that OneDisburse serves only 14% of students at higher education institutions, while our payment products serve only 12% of these students. As a result, we believe that a large portion of the remaining 86% and 88% of institutions, respectively, are potential clients, as these institutions face increasing pressure to reduce expenses, improve the quality of services provided to students and streamline regulatory compliance in their disbursement and payment systems.

Trend Toward Electronic Payments

We believe that higher education institutions will follow the general commercial and governmental trend away from traditional paper-based payment systems towards electronic-based disbursement and payment systems. Institutions and their students are increasingly attracted to the convenience, security and enhanced services associated with electronic payment systems that meet and comply with complex new regulations. We believe that students are also drawn to electronic and online payments for enhanced security and ease of use.

According to The Nilson Report, there has been a shift from paper-based payments to card-based payments in the United States. In particular, debit and prepayment card transactions have increased from 11% of total payment volumes in 2003 to 19% in 2008 and, The Nilson Report projects, they will further increase their share of total payment volumes to 25% in 2013.

	2003A		2008A		2013E
	Volume	Share	Volume	Share	Volume	Share
	($ in billions)
Checks	$2,114	35%	$1,609	21%	$1,290	14%
Cash	1,272	21	1,636	21	1,847	20
Other Paper(1)	115	2	112	1	91	1

Paper	$3,501	58%	$3,357	43%	$3,228	36%
Credit Cards	$1,418	23%	$2,062	26%	$2,181	24%
Debit Cards	583	10	1,330	17	2,066	23
Prepaid Cards	69	1	153	2	200	2
EBT Cards	20	0	37	1	40	0

Cards	$2,091	35%	$3,582	46%	$4,486	49%
Preauthorized Payments	$276	5%	$487	6%	$604	7%
Remote Payments	169	3	416	5	696	8

Electronic	$445	8%	$903	11%	$1,300	15%

Total	$6,036		$7,842		$9,014

Source: The Nilson Report, issue 939 (December 2009)

(1)	Other paper includes money orders, official checks, travelers cheques and food stamps.

Investment Highlights

We believe that an investment in our common stock benefits from the following key factors:

Most Comprehensive Suite of Products and Services

We believe that none of our competitors can match our ability to provide solutions to higher education institutions’ financial services needs, including compliance monitoring, while simultaneously meeting the retail banking needs of students. We believe that our unique ability to provide a “one-stop shop” that provides higher education institutions with disbursement and payment solutions and their students with convenient and cost competitive banking solutions deepens our relationships with our current higher education institutional clients and enhances our attractiveness to other potential clients.

Diversified Client Base

Our higher education institutional client base is very diverse, spanning colleges, universities and other higher education institutions in 46 states, with no single campus accounting for more than 4% of our revenue in 2009. We believe our profile among higher education institutional clients enhances our efforts to attract new clients and our experience and stability provides an avenue for references and referrals. These benefits are significant due to the generally long sales cycle and the desire of higher education institutional clients to find a stable and experienced provider. We encourage both the public disclosure of our affiliation with a higher education institutional client, as well as discussion with potential clients, as we strongly believe in our products, services and the satisfaction of our institutional clients and their campus communities.

Focus on Customer Service and Satisfaction

We believe our multi-pronged approach to customer service, supported by our approximately 200 after-sales customer service employees, ensures our client and customer satisfaction, as evidenced by our over 97% client retention rate since 2003 among our higher education institutional clients, including clients of CASHNet. Our after-sales service for higher education institutional clients is focused on person-to-person assistance with our technology and software solutions. Our after-sales service for our student banking customers is designed to provide cost-effective technology-based customer service through a variety of media, including SMS text messaging, Internet and telephone. For example, our website provides a searchable database of frequently asked questions that we regularly update as more questions are answered by our trained customer service team.

Predictable Revenue Streams

We believe we have a recurring and predictable revenue stream and can forecast near-term future revenues with a meaningful degree of reliability due to our stable client base. As depicted in the chart below, the majority of our revenue each year is generated through existing relationships with higher education institutions and their campus communities. For example, in 2009, excluding revenue generated by our recent acquisition of CASHNet, we generated over 90% of our revenue from contracts signed in prior years. This, coupled with our over 97% retention rate since 2003 among our higher education institutional clients, including client of CASHNet, provides a relatively stable and predictable revenue stream. This visibility allows us to appropriately manage our expenses and investments.

Based on surveys and market data, we believe the vast majority of our approximately 1.2 million OneAccount users are students who exhibit common spending habits and demonstrate similar patterns of financial activity. Our focus on higher education enables us to understand this demographic and its spending habits and patterns, which allows us to better forecast near-term future revenues from OneAccounts.

The following chart sets forth the proportion of our account and higher education institution yearly revenue streams generated from the contracts signed in each of the school years from 2005 to 2009.

Source: Higher One Holdings, Inc.

Scalable Business Model

Our scalable technology and infrastructure permits us to significantly expand our business in a cost-effective manner. Our products and services are based on a combination of our proprietary software applications, third-party technology and infrastructure solutions and business processes that can be used for multiple clients without significant cost implications. Moreover, our historical experience is that the relative expense associated with servicing additional higher education clients and student customers has decreased as our business has expanded. Our total revenue for the years ended December 31, 2007, 2008 and 2009 were approximately $28.0 million, $44.0 million and $75.5 million, respectively, while the ratio of our expenses to our total revenue for those years was approximately 84.9%, 77.4% and 70.0%, respectively.

Experienced Management Team With A Proven Track Record

Our senior management team, which includes two of our three founders, has been with us for an average of eight years and is primarily responsible for our company’s rapid growth. Their leadership, combined with their deep and specialized understanding of our industry, has been and continues to be essential components of our growth and success in providing our higher education institutional clients with efficient, technology-driven solutions. Dean Hatton, our Chief Executive Officer, joined us in 2002 and has over 25 years of experience primarily in financial services, both in large and small companies.

Miles Lasater, our Chief Operations Officer, and Mark Volchek, our Chief Financial Officer, founded the company in 2000 after having worked together to establish the Yale Entrepreneurial Society. Casey McGuane, our Chief Service Officer, joined in 2000 and has extensive experience serving and strengthening our client relationships. Robert Reach, our Chief Sales Officer, joined in 2004 and has contributed greatly to our continued sales growth.

Our Strategy

We believe that there is a significant opportunity to continue to achieve significant future growth. We intend to continue to increase revenue and profitability by strengthening our position as a leading provider of technology and payment services to the higher education industry. Key elements of our growth strategy include:

Expand the Number of Contracted Higher Education Institutions

Since 2003, we have expanded the number of campuses we serve by 5,973% to over 650 and the number of students enrolled on client campuses served by one or more of our products by 2,376% to approximately 4.6 million. Although we have significantly expanded our higher education institutional client base, there remains a large majority of higher education institutions that are potential clients. We believe that we have only accessed 14% and 12% of the potential market for our disbursement products and payment products, respectively, and that a large proportion of the remaining potential clients still rely primarily on inefficient in-house disbursement and payment solutions and would benefit from our industry-leading suite of electronic products and services. We expect our recently expanded and dedicated sales force to leverage our deep experience in providing the higher education industry with cost-saving disbursement and payment services as we expand our marketing and sales efforts.

Increase OneAccount Usage

We are focused on increasing the number of OneAccount users at our higher education institutional clients, as well as encouraging OneAccount holders to increase their use of their accounts. Each time we contract with a new higher education institution or add a new campus of an existing client for OneDisburse, we add an additional group of students who are potential customers for our OneAccount and related services. We work closely with our higher education institutional clients for OneDisburse to introduce and reinforce the benefits of our OneAccount products and services to the institution’s students through an integrated marketing program. Our joint marketing programs generally highlight the more salient features of our OneAccounts, including faster refunds, no monthly fees, no minimum balances, access to “no fee” ATM machines on campus and other competitive features. As we build our relationship with existing clients that use OneDisburse and our presence on campuses matures, our OneAccount penetration rate among the client’s student population typically increases. For example, of the students at higher education institutions that became our OneDisburse clients in 2007, the average percentage of students that maintain OneAccounts increased from 37% in 2007 to 76% in 2009. We believe there is a significant opportunity to achieve revenue growth by increasing our penetration and usage rates from students at our existing OneDisburse clients. While we have achieved an increasing penetration rate, partially through our joint marketing efforts with our higher education institutional clients, we intend to expand and enhance our efforts in order to reach a greater proportion of the campus communities by devoting additional resources to our existing marketing strategy and exploring new ways of reaching out to campus communities.

Cross-Sell Our Existing Products and Services

We intend to cross-sell our products and services though bundled packages and pricing. By building on our successful cross-selling experience, we intend to pursue the cross-selling opportunities presented by our recent acquisition of CASHNet in November 2009.

In acquiring CASHNet we nearly doubled our existing client base and obtained complementary products and services that we believe significantly helps our cross-selling efforts. At the time of the acquisition, we only had a 6% overlap of students enrolled at clients using both Higher One and CASHNet products and services, creating an expansive cross-selling opportunity for us.

Enhance and Extend Our Products and Services

We intend to continue to anticipate and monitor customer and client needs and to respond by introducing new products and services and upgrading or modifying our existing offerings to take advantage of market opportunities. For example, we provide our higher education institutional clients with regular technology releases to update and enhance our proprietary software. For our student customers, we continue to increase the breadth of financial tools and individualized information available to them. We also expect to meet the changing demands of our market by developing and offering new products and services, such as our Payroll and Financial Intelligence products launched in recent years.

The following table sets forth information relating to the new products that we introduced since 2002:

Product	Year Initiated	Product Description
CASHNet Product Suite	2009	Software-as-a-service solution which offers campuses the following products: ePayment, eBill, eMarket, MyPaymentPlan and Cashiering

Financial Intelligence	2009	Financial literacy education software for students

OnePay	2007	Web-based solution for inbound payments

Payroll	2006	Facilitates the registration for and distribution of direct deposit payments

EasyRefund	2005	Non-ID, single-brand refund management service

Higher One Support.com	2004	Broad range of self-service features for university administrators

Send-Money	2003	Allows individuals to send money to students as simply as sending an email

Campus Auto- Load	2002	Automatic replenishment of campus account

Pursue Strategic Partnerships and Opportunistic Acquisitions

Our business development group continuously looks for and evaluates possible strategic partnerships and opportunistic acquisitions. We intend to selectively consider acquisitions of, and investments in, companies or joint ventures that offer complementary products and services that further develop our business or broaden the scope of our products and services into new areas or strengthen the products and services available to existing clients. We believe each acquisition expands our sales opportunities by allowing us to leverage the existing client relationships of the acquired company.

For example, our acquisition of EduCard in June 2008 and the associated Evisions partnership, had, as of December 31, 2009, resulted in new higher education institutional clients with total enrollments of over 200,000 students. Our November 2009 acquisition of CASHNet, has provided us with our suite of payment transaction products and services and nearly doubled our client base and sales force. By expanding our client base and our product offerings into an area complementary to our historical focus, we strengthened our competitive position and created expansive cross-selling opportunities.

Products and Services

We provide products and services to two distinct, but related target markets: higher education institutions and their students.

Products and Services for Higher Education Institutions

We provide our higher education institutional clients with an integrated suite of products and services. These include our OneDisburse service, our payment suite and other financial services.

OneDisburse

Our OneDisburse® Refund Management® product is a turnkey solution that provides higher education institutional clients with a comprehensive technology service for streamlining the student refund disbursement process. Following the payment of their tuition and other school-related expenses, many students receive residual financial aid disbursements to cover non-academic school expenses, such as living expenses and books. Students also receive disbursements, such as a refund following withdrawal from a course or other miscellaneous fees. Higher education institutions have typically processed these refund disbursements by preparing and distributing paper checks, which is both time consuming and costly for institutions and slow and inconvenient for students. After a higher education institution purchases the OneDisburse service, the institution sends the full amount of each student’s disbursement to us and we then forward the funds to the student in accordance with the student’s instructions. For students with OneAccounts, disbursements are generally made by electronic transfers to their OneAccounts. By partnering with us to provide refund disbursements and related processes, including the student/customer service function, our clients reduce their time and cost spent on handling disbursements, improve the related business processes and increase convenience for students. In addition to saving time and costs for our clients, OneDisburse is designed to ensure that the refund disbursement process is fully compliant with all applicable federal regulations, thereby providing our clients compliance monitoring services, which eases their administrative and regulatory burden. OneDisburse also has a number of features that benefit students receiving refunds, including convenient and fast processing of refunds and notifications via email or text message of incoming refund disbursements. As of March 31, 2010, 402 campuses serving approximately 2.7 million students had contracted to use the OneDisburse service.

Payment Suite

Our payment suite includes the following software-as-a-service products and services, which our higher education institutional clients may purchase separately or together as a bundle. As of March 31, 2010, 293 campuses serving approximately 2.2 million students had contracted to use one or more products and services in our payment suite.

ePayment™.    Our ePayment product enables higher education institutions to securely accept online payments for tuition, charges and fees from students via credit card, pinless debit or without charge via ACH. Our ePayment product also allows students to set up and maintain recurring payments and authorize other users such as parents to pay student related charges on their behalf. SmartPay, a feature of ePayment, enables higher education institutions to reduce the cost of accepting credit and debit cards by passing the convenience fee to the payers.

eBill™.    Our eBill product enables higher education institutions to automate payer billing and processing functions performed on campus and to extend payment services. This product allows the student or authorized payer to view the bill online and enables them to make payments online. By automating the billing process and facilitating electronic payments, higher education institutions can reduce administrative and labor costs, deliver bills quickly and securely and increase student and authorized payer convenience. eBill also expedites the processing, authorization and receipt of student payments.

MyPaymentPlan™.    Our MyPaymentPlan product enables higher education institutions to personalize students’ payment plans, in order to better meet the individual needs of each student. In particular, MyPaymentPlan offers campus administrators the ability to tailor payment plan rules and fees; access the status and history of each student’s account; and calculate the due date and payment schedule for each student.

eMarket™.    Our eMarket product enables higher education institutions to provide their academic, athletic and other departments with Internet ecommerce storefronts that can be used for, among other things, taking alumni donations, selling items such as event tickets, t-shirts and other merchandise, and accepting payments of event and conference registration fees. Higher education institutions can also use eMarket as an administrative portal to maintain centralized control of policy setting and reporting while allowing individual departments and entities autonomy to manage their operations. This centralized approach enables the institution to update policies related to campus commerce immediately and uniformly throughout all departmental campus storefronts.

Cashiering™.    Our Cashiering enables higher education institutions to operate and manage their cashiering functions, back office payments and campus-wide departmental deposits. In particular, Cashiering allows: institutions to process walk-in and mail payments at any cashier’s office on campus; departments to allocate deposits to specific general ledger accounts in a paperless environment; and multiple locations to receive any information that is downloaded into the CASHNet database.

Other Products and Services

•

OneDisburse ID.    We offer our higher education institutional clients the option to combine our debit card with the institution’s ID cards. If an institution elects this option, we provide its students with our OneCard, which is a debit MasterCard ATM card and also serves as their official campus identification.

•	OneDisburse Payroll. Our OneDisburse Payroll product can quickly and efficiently distribute payroll and other employee-related payments through the OneDisburse platform.

•

Financial Intelligence.    In 2009, we launched a beta service to deliver financial literacy to the students at higher education institutions that can be purchased by the institution and offered directly to students through their existing Higher One co-branded website. This product offers students an online class that uses game based learning to help teach financial literacy.

Products and Services for Students – The OneAccount

Through our bank partner, our OneAccount product provides students, as well as faculty, staff and alumni, with an FDIC-insured online checking account with no monthly fee and no minimum balance. We also provide OneAccount holders with a OneCard, which is a debit MasterCard ATM card. Students can use their OneCard instead of cash or writing checks to make purchases wherever MasterCard is accepted at millions of locations worldwide or online. Many students also use their OneCard to pay bills automatically, send money instantly to other OneAccount holders and access over 400 Higher One ATMs located on or near campuses, with no fee to OneCard holders.

The OneAccount includes features designed to provide students with powerful, convenient, user-friendly tools to manage their finances, such as free text to balance, mobile low balance alerts and an enhanced statement page. Other customized features of the OneAccount include: “Campus Auto-Load,” which allows students to set up automatic funds transfers to campus flexible spending accounts, and the “Request Money” and “Send Money” features, which allow students to request money from parents and provides parents with a mechanism to make person-to-person payments into students’ OneAccounts, respectively. As of March 31, 2010, there were approximately 1.2 million OneAccounts.

Sales and Marketing

Our sales and marketing efforts separately target our two key markets: higher education institutions and their students.

Higher Education Institutions

Our dedicated and experienced sales team actively markets our products and services to higher education institutions in the United States. This team identifies potential new clients through a variety of channels, including higher education regional and national tradeshows, existing client showcase events and through word-of-mouth referrals. The sales process typically includes an extended solicitation period, which can be lengthy, and that usually includes phone conversations, in-person presentations and formal proposals to various levels of administrators. Historically, our primary points of contact have been an institution’s chief financial officer and bursar, however, following our acquisitions of EduCard and CASHNet, our marketing team has also started contacting chief technology officers.

An important part of our sales effort is educating our potential clients about the benefits of our products and services for both the higher education institution and its students. Institutions generally are attracted to the idea of partnering with us to provide their payment functions because of the resulting operating efficiencies, compliance monitoring and the potential benefits to students, such as receiving financial aid disbursements and paying bills more quickly and conveniently.

Students

Once we enter into a contract with a higher education institution, we begin focusing our marketing effort on the institution’s students. Our consumer-marketing department conducts student-directed marketing efforts with a primary goal of increasing awareness and usage of our services, including both our payment products and our OneAccount.

We work closely with our higher education institutional clients to communicate the benefits of our products and services through school-branded communications and literature in an effort to increase both the number of new OneAccounts and usage of existing OneAccounts. Typically, we will send information to parents and incoming students soon after their admission applications are accepted by the school and during student orientation. We generally contact returning students before the beginning of a new semester and place signs in strategic campus locations such as bookstores, student centers, dining halls, athletic facilities and cash dispensers to increase awareness of our products and services. Before we introduce our OneDisburse service to a new higher education institutional client, we frequently implement a word of mouth program through which selected students volunteer to use our service and provide word of mouth marketing and education to other students on campus. In an effort to strengthen our relationships with students, we often sponsor and support on-campus events and create a co-branded website with the higher education institutions. Our higher education institutional clients provide us with student email addresses that we commonly use to communicate with students about our products and services. Many times, we also use these email addresses, as well as on campus orientation events, to distribute our “Money 101” lessons, which provide tips and other information to improve students’ financial literacy, such as explaining how a checking account works, how to protect against security breaches and how to avoid excessive fees.

Customer and Client Service

We are dedicated to addressing the needs of both our higher education institutional clients and student customers. We believe that our multi-pronged approach to providing cost-effective customer service helps make us an industry-leader in customer satisfaction.

Higher Education Institutions

We believe we enhance our sales and marketing efforts by providing reliable after-sale service. Our dedicated client-service employees are focused on servicing our higher education institutional clients.

We provide higher education institutional clients with a variety of service touch points, such as a dedicated relationship manager, OneSupport, our client support for managers and administrative staff at our higher education institutions, and the Higher One User Group, or HUG, our regularly held client conference. Our dedicated relationship managers are responsible for ensuring we maintain a strong relationship with each of our institutional clients and for assisting, supporting and providing updates on the quality and use of our services. OneSupport is designed to address a range of client issues from client specific technical questions to client service matters that require management’s attention. During our HUG conferences, clients can meet in person with our management and staff to learn about new features and products, updates to current offerings and build long lasting personal relationships.

Students

As of March 31, 2010, we had approximately 180 after-sales customer service representatives to assist students and others in the campus community that use our products and services. Our website provides a searchable database of frequently asked questions that we regularly update as more questions are answered by our customer service team. This database helps us assist our self-service oriented customers. We also provide students with the ability to contact us via telephone, email and text message.

We systematically evaluate our performance through our analysis based on our internal service levels established for customer service inquiries and response and issue resolution times. We also record and analyze refund delivery cycles and seasonal variances to help identify and adapt to particularly high volume periods by, among other things, increasing ATM cash holdings for peak refund periods and increasing customer service staff during seasonally busy periods, which is typically the beginning of each semester.

Key Relationships with Third Parties

We maintain relationships with a number of third parties that provide key services for us. By partnering with third-party providers, we are able to streamline our own operations and infrastructure and provide a high level of specialized services. Our primary third-party provider relationships are with the following entities:

The Bancorp Bank

The Bancorp Bank provides FDIC-insured depository services for all of our OneAccounts, as well as other banking functions such as supplying cash for our ATM machines. Under the terms of our agreement with The Bancorp Bank, we maintain responsibility for the technology-related aspects of the OneAccounts.

The Bancorp Bank is a publicly traded, Delaware-chartered, FDIC-insured depository institution. We began our relationship with The Bancorp Bank in May 2008 and our current agreement is scheduled to expire in May 2013. It will thereafter automatically renew on an annual basis unless either party cancels. We have a right, subject to a notice period, to terminate this agreement. Upon termination of the agreement, The Bancorp Bank is obligated to transfer the OneAccount deposits to another institution that we designate. We do not pay The Bancorp Bank a fee for its services; rather its sole compensation is to retain the investment returns earned on OneAccount deposits. The Bancorp Bank pays us a monthly processing fee based on amounts deposited in OneAccounts and prevailing interest rates.

The market for FDIC-insured retail banking services is very competitive and we continue to evaluate other bank partnership options. While we are satisfied with our current bank partnership, we believe other options would exist if we changed partners. The Bancorp Bank is our third banking partner since our inception and, in the past, when we have changed banking partners, we have done so in a limited amount of time and with no material disruption or inconvenience to any of our customers. While we have evaluated the relative costs and benefits of establishing or acquiring an institution capable of offering FDIC-insured retail banking services, we have decided to operate our banking activity through a bank partnership at this time for strategic and operational purposes.

Fiserv Solutions, Inc.

Fiserv provides back-end account and transaction data processing for OneAccounts and OneCards, including: core processing, ACH processing, issuance authorization and settlement, ATM driving and related services. We began our relationship with Fiserv in November 2001 and our current agreement is scheduled to expire in June 2014. Thereafter, unless either party cancels, our agreement will automatically renew on an annual basis. We pay Fiserv a monthly fee for services rendered and related software licenses.

MasterCard International Incorporated

MasterCard provides the payment network for our OneCard MasterCard debit and ATM card and certain other transactions, including for SmartPay. We have an exclusive relationship with MasterCard through 2013 for the issuance and marketing of debit cards. As a registered member service provider with MasterCard, we arrange for the marketing of both embossed and unadorned MasterCard debit cards. Fiserv Solutions, Inc. is a principal debit licensee of MasterCard and provides certain processing, implementing and support services to facilitate our OneCard program. We receive various incentives, both directly from MasterCard and indirectly through Fiserv, for achieving growth targets in the issuance and promotion of our cards.

Comerica Incorporated and Global Payments Inc.

Comerica and Global Payments provide transaction processing and banking services for payment processing related to the SmartPay feature of our ePayment service. The primary function of Global Payments is to route credit card authorization requests and to settle credit card transactions. Comerica processes the funds for SmartPay before they are transferred to our higher education institutional clients.

Terremark North America, Inc. and Neospire, Inc.

Terremark (formerly NAP of the Americas, Inc.) and Neospire provide web and application hosting services in secure data centers. These vendors provide various managed services including security, network, cooling, power, hardware and other services to host our proprietary applications. Both vendors have been certified as compliant with Payment Card Industry’s, or PCI, standards and have business continuity plans. Under our standing agreement, we occasionally purchase computer hardware and software from Terremark and Neospire. We also compensate Terremark and Neospire on a monthly basis for services rendered.

Technology

We have invested in establishing a secure technology platform to provide us with a flexible and scalable infrastructure. Our technology strategy is to focus our internal resources on proprietary applications while leveraging third party partnerships or purchases for more routine applications. For example, the OneDisburse and OneAccount platforms include major components of internally developed software, while we partner with third parties to provide banking core processing, transaction processing and web hosting.

The key modules of our technology platform include:

HigherOneAccount.com

Our software engineering team has developed and maintains this web application, which allows students and parents to manage their OneAccount. It offers robust, self-service online banking for our OneAccount accountholders including: viewing statements, paying bills, making electronic deposits, making electronic transfers and filing service requests. It also integrates institution-specific features, including management of payroll, financial aid refunds and automatic replenishment of campus accounts through Campus Auto-Load. This website also allows attractive opportunities for co-branding with our higher education institutional clients.

CashNet.com

This web application is used to administer and initiate transactions in our payment suite of products. Higher education institution administrators can change certain confirmation settings and run reports, while students and parents can perform certain functions, such as viewing electronic bills, making payments and enrolling in payment plans.

HigherOneSupport.com

We maintain this administrative website for use by our higher education institutional clients and our internal staff. It offers institutions useful functions, including real-time reports, research on cards and students, access control for administrators to the website and an audit trail of all cash movement. Our internal staff performs customer service, transaction flow monitoring, access control for employees and site administration for this website.

HigherLink

HigherLink is our batch file processing engine for integrating our technology with the systems of our higher education institutional clients and other external parties. It handles import and processing of cardholder demographic data, photos and disbursement files, as well as export of card status files and other integration files.

Technology Audits

Our development team, consisting of both in-house and third party contractor team members, develops and tests our proprietary software applications, including our regular software releases. Since 2006, we have conducted technology audits that are designed to identify weaknesses in our information technology infrastructure and to provide recommendations for how to improve it. We incorporate the audit findings into our strategic planning process.

Our payment suite was certified as PCI-compliant in January 2010 by Trustwave. We are discontinuing a legacy licensed software product in use by less than four clients rather than making continued security investments. Each of our critical systems, other than our customer service call center, has internal redundancy functions and often includes secondary sites. While our customer service representatives are geographically dispersed, the customer service related telephone system housed in our New Haven office must be functioning to keep customer service phone lines open. In order to reduce the risk of our customer service representatives losing the ability to take live inbound calls, we have begun a project to create a secondary site for our telephone system.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other agreements and technical measures to protect our technology and intellectual property rights, including our proprietary software.

We have three registered patents and several patent applications in the United States relating to our products and services. In addition, we use a variety of unregistered trademarks and have seven registered trademarks in the United States: Higher One®, OneDisburse®, Refund Management®, CASHNet®, CASHNet (service mark)®, CASHNet... any payment, anytime, anywhere® and CASHNet Business Office®. Our domain names include “HigherOne.com,” “HigherOneSupport.com,” “HigherOneAccount.com” and “CASHNet.com” and our proprietary software includes both internal and customer facing applications. See “—Technology.” Finally, we also license certain intellectual property from third parties.

Our issued patents expire in 2023 and 2024. Our trademark registrations have various expiration dates but, subject to applicable law at the time, our trademark registrations generally can be renewed or otherwise extended on an ongoing basis based on proper use and formal renewals.

Although our business is not dependent on any single item of our intellectual property portfolio, and no item of our intellectual property is material to the operation of our business, we believe that our intellectual property provides a competitive advantage, and from time to time we have taken steps to enforce our intellectual property rights. See “—Legal Proceedings.”

Competition

We do not believe there is a competitor that provides a suite of products and services to the higher education industry that is as comprehensive, integrated and tailored as ours. However, the market for payment services in the higher education industry is competitive. Other companies, including SLM Corporation (Sallie Mae®), Nelnet, Inc. and TouchNet Information Systems, Inc., provide payment software, products and services that are competitive to those that we offer. For student banking and debit card services, we compete with banks active in the higher education industry, including U.S. Bancorp and Wells Fargo & Company.

While many of our competitors have substantially greater financial and other resources than we have, may in the future offer a wider range of products and services and may use advertising and marketing strategies that achieve broader brand recognition, we believe that our products and services remain competitive in their respective markets. In particular, we believe that the functionality and service provided by our OneDisburse and payment suite of products provide us with a competitive advantage, while the pricing of, and services provided for, our retail banking products are competitive with those of other providers.

Government Regulation

As a payments processor to higher education institutions that takes payment instructions from institutions and their constituents, including students and employees, and gives them to our bank partner, we are directly or indirectly subject to a variety of federal and state laws and regulations. Because we focus on the higher education industry unlike many of our competitors, we regard our ability to maintain the highest standards of regulatory compliance as an important competitive advantage. We believe that our focus on the higher education industry gives us a superior ability to anticipate and adapt to regulatory change. We have developed and intend to continue to develop innovative solutions to regulatory compliance issues that are specifically tailored to our higher education institutional clients and their students. We believe that our focus on the higher education industry allows us to adapt quickly to regulatory change and adopt more efficient solutions than many of our competitors who focus on multiple industries.

Our contracts with most of our higher education institutional clients and our bank partner require us to comply with applicable laws and regulations, including, where applicable, regulations promulgated by the Department of Education regarding the handling of student financial aid funds received by institutions on behalf of their students under Title IV; FERPA; the Electronic Fund Transfer Act and Regulation E promulgated thereunder, or Regulation E; the USA PATRIOT Act and related anti-money laundering requirements; and certain federal rules regarding safeguarding personal information, including rules implementing the privacy provisions of GLBA.

Higher Education Regulations

Because of the services we provide to some institutions with regard to the handling of Title IV funds, the Department of Education may deem us to be a “third-party servicer” under the Title IV regulations. Those regulations require a third-party servicer annually to submit a compliance audit conducted by outside independent auditors that covers the servicer’s Title IV activities. Although we do not believe that there is a material risk that we will be deemed a “third-party servicer,” each year we submit a “Compliance Attestation Examination of the Title IV Student Financial Assistance Programs” audit to the Department of Education, which includes a report by an independent audit firm primarily as a precaution in the event that we were in fact deemed to be a third-party servicer in the future. In addition, the yearly audit submission to the Department of Education provides comfort to certain of our higher education institutional clients that we would be in compliance with the third-party servicer regulations if it became necessary. We also provide this audit report to clients upon request to help them fulfill their compliance audit obligations as Title IV participating institutions.

If we were deemed to be a third-party servicer, certain other Title IV regulations would apply to our business. These include, for example, regulations making a third-party servicer jointly and severally liable with its client institution for any liability to the Department of Education arising out of the servicer’s violation of Title IV or its implementing regulations, which could subject us to material fines related to acts or omissions of entities beyond our control. The Department of Education is also empowered to limit, suspend or terminate the violating servicer’s eligibility to act as a third-party servicer and to impose significant civil penalties on the violating servicer.

Our higher education institutional clients are subject to FERPA, which prohibits educational institutions that receive any federal funding from disclosing certain personally identifiable information of any student to third parties without the student’s consent, subject to certain exceptions. Our higher education institutional clients disclose to us certain information concerning their students, including contact information, student identification numbers and the amount of students’ credit balances. We believe that our higher education institutional clients may disclose this information to us pursuant to one or more exceptions to FERPA disclosure prohibition.

Additionally, as we are indirectly subject to FERPA, we may not permit the transfer of any personally identifiable information to another party other than in a manner in which an educational institution may disclose it. While we believe that we have adequate policies and procedures in place to safeguard against the risk of disclosure of this information to third parties, a breach of this prohibition could result in a five-year suspension of our access to the related client’s records. We may also be subject to similar state laws and regulations that restrict higher education institutions from disclosing certain personally identifiable information of students. For example, an Illinois law passed in 2009 prohibits certain public higher education institutions in Illinois from providing personally identifiable information of students to businesses that issue credit or debit cards.

Banking Regulations

The Bancorp Bank is an insured depository institution, and funds held at our bank partner are insured by the FDIC up to applicable limits. As an insured depository institution, our bank partner is subject to comprehensive government regulation and, in the course of making its services available to our customers, we are required to assist the bank in complying with certain of its regulatory obligations. In particular, the anti-money laundering provisions of the USA PATRIOT Act require that customer identifying information be obtained and verified whenever a bank account is established. For example, because we facilitate the opening of deposit accounts at The Bancorp Bank on behalf of our customers, we assist the bank in collecting the basic customer identification information that is necessary to open an account. In addition, both we and the bank are subject to the laws and regulations enforced by the Office of Foreign Assets Control, which prohibit U.S. persons from engaging in transactions with certain prohibited persons. As a service provider to an insured depository institution, we are required under federal law to agree to submit to examination by our bank partner’s primary federal regulator, which is currently the FDIC. We also are subject to audit by our bank partner to ensure that we comply with our obligations to it appropriately. Failure to comply with our responsibilities properly could negatively affect our operations. Our bank partner is required under its agreement with us to, and we rely on our bank partner’s ability to, comply with state and federal banking regulations.

The Bancorp Bank provides demand deposit services for OneAccounts through a private label relationship. We provide processing services for these OneAccounts for The Bancorp Bank. These services are subject to, among other things, the requirements of the Electronic Fund Transfer Act and the Federal Reserve Board’s Regulation E, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of ATMs, debit cards and other electronic banking services. Regulation E, among other things, requires initial disclosures of the terms and conditions of electronic fund transfers, dissemination of periodic statements to consumers for each monthly cycle in which an electronic fund transfer has occurred and prompt investigation and resolution of reported errors in electronic funds transfers. Regulation E also provides for limits on customer liability for transactions made with lost or stolen debit cards based upon the timeliness of the customer’s notification of the loss or theft. In conjunction with The Bancorp Bank, we promptly investigate and seek to resolve any reported errors related to the electronic banking services provided to our customers.

Regulation of the financial services industry is expected to undergo substantial changes in the near future. Financial reform legislation was passed in the U.S. House of Representatives and the U.S. Senate and will now have to be reconciled. This legislation would further increase regulation and oversight of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices. For example, under the legislation, a consumer financial protection agency would be established to regulate any person engaged in a “financial activity” in connection with a consumer financial product or service, including those that process financial services products and services. While there are differences between the House and Senate versions of the bill, the new agency would have regulatory authority for the laws to which we and The Bancorp Bank are subject and, depending on how the bills are reconciled, may have direct supervisory authority over us. Additionally, the Senate bill would, subject to certain exemptions, create limits on debit card interchange fees tied to the cost of processing the transaction, which would have the likely result of decreasing revenue to debit card issuers and processors. As currently proposed, these restrictions would only apply to debit card issuers with assets in excess of $10 billion. While the House bill did not include proposed limits on debit card interchange fees, a separate House bill introduced in 2009 sought similar restrictions. Federal and state regulatory agencies also propose and adopt changes to their regulations or change the manner in which existing regulations are applied.

In addition to the above changes, individual state legislatures are also reviewing interchange fees, and legislators in a number of states have proposed bills that purport to limit interchange fees or merchant discount rates or to prohibit their application to portions of a transaction. For example, Vermont, recently enacted legislation allowing for a $10 minimum charge amount for debit and credit card usage and permitting discounts for particular payment methods, such as cash.

The Federal Reserve Board recently amended Regulation E to limit the ability of financial institutions, effective July 1, 2010, to assess an overdraft fee for paying ATM and one-time debit card transactions that overdraw a consumer’s account, unless the consumer affirmatively consents, or opts in, to the institution’s payment of overdrafts for these services. In the absence of such a consent, a financial institution may not assess an overdraft fee on a consumer for an ATM or one-time debit card transaction. We and our banking partner are currently adopting these changes.

Federal and state regulatory agencies also frequently propose and adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof, although enactment of the proposed legislation would affect how we and our bank partner operate and could significantly increase costs, impede the efficiency of internal business processes and limit our ability to pursue business opportunities in an efficient manner. See “Risk Factors—Risks Related to our Business” and “Risk Factors—Legal and Regulatory Risks.”

Privacy and Data Regulation

We are subject to laws and regulations relating to the collection, use, retention, security and transfer of personally identifiable information and data regarding our customers and their financial information. In addition, we are bound by our own privacy policies and practices concerning the collection, use and disclosure of user data, which are posted on certain of our websites.

In conjunction with the disbursement, payroll and tuition payment services we make available through our bank partner, it is necessary to collect certain information from our customers (such as bank account and routing numbers) to transmit to the bank. The bank uses this information to execute the funds transfers requested by our customers. These funds transfers are accomplished primarily by means of ACH networks and other wire transfer systems, such as FedWire. To the extent the data required by these electronic funds networks change, the information that we will be required to request from our clients may also change.

We are subject, either directly or by virtue of our contractual relationship with our bank partner, to the privacy and security standards of the GLBA privacy regulations, as well as certain state data protection laws and regulations. The GLBA privacy regulations require that we develop, implement and maintain a written comprehensive information security program prescribing safeguards that are appropriate to our size and complexity, the nature and scope of our activities and the sensitivity of any personally identifiable information we access for processing purposes or otherwise maintain. As a service provider of The Bancorp Bank, we also are limited in our use and disclosure of the personal information we receive from the bank, which we may use and disclose only for the purposes for which it was provided to us, and consistent with the bank’s own data privacy and security obligations. We also are subject to the standards set forth in guidance on data security issued by the Federal Financial Institution Examination Council, as well as the data security standards imposed by the card associations, including Visa, Inc., and MasterCard International. In addition, we are subject to similar data security breach laws enacted by a number of states. Several other states are considering similar legislation.

New legislation and regulations in this area have been proposed, both at the federal and state level. Such measures, including pending Federal legislation, would potentially impose additional obligations on us, including requiring that we provide notifications to consumers and government authorities in the event of a data breach or unauthorized access or disclosure, beyond what state law already requires. The interpretation of pending legislation and regulations, as well as some of the existing laws and regulations, is evolving and, therefore, these laws and regulations may be applied inconsistently. Under some interpretations, it is possible that our current data protection policies and practices may be deemed inconsistent with legal requirements, and breaches in the security of our technology systems and infrastructure could result in a violation of these laws and regulations.

Compliance

We monitor our compliance through a robust internal audit program. Our full-time internal auditor works with a third-party internal audit firm to conduct annual reviews to ensure compliance with the regulatory requirements described above. The costs of these audits and the costs of complying with the applicable regulatory requirements are significant. Increased regulatory requirements on our products and services, such as in connection with the matters described above, could materially increase our costs or reduce revenue.

Regulatory Inquiry

Because our technology services are provided in connection with the financial products of our bank partner, our activities are occasionally reviewed by regulatory agencies to ensure that we do not impermissibly engage in activities that require licensing at the state or federal level. In the ordinary course of business, we receive letters and inquiries concerning the nature of our business as it applies to state “money transmitter” licensing and regulations from different state regulatory agencies including but not limited to the State of Texas Department of Banking, the State of Washington Department of Financial Institutions and the State of Oregon Department of Consumer and Business Services. To date, we have cooperated with such inquiries by explaining the nature of our business, which, to our knowledge, has satisfied the inquiring authorities. In 2007, the New York Attorney General launched an investigation into practices in the higher education industry involving certain of our higher education institutional clients. Pursuant to a subpoena, we have provided certain information about our clients’ and our business practices to the New York Attorney General. We most recently submitted information in October 2009. We cannot predict whether we will become subject to any formal investigation or other action by the New York Attorney General or any other state agencies.

Employees

As of March 31, 2010, we had approximately 380 employees. In addition, during periods of peak activity, we add temporary staff to supplement our customer service department. None of our employees is a member of any labor union or subject to any collective bargaining agreement and we have never experienced any business interruption as a result of any labor dispute.

Properties

We do not own any real property. Our corporate headquarters is located in New Haven, Connecticut, where we lease approximately 51,150 square feet of general office space pursuant to a lease which is currently due to expire on July 31, 2011.

We also have operations in Alameda, California, where we lease approximately 8,439 square feet of general office space pursuant to a lease which is currently due to expire on April 30, 2010. We have an option to extend this lease for an additional five years. We have extended the lease in Alameda to July 31, 2010, at which time we intend to relocate the office to Oakland, California.

We believe that our facilities are generally adequate for our current use. We anticipate that we will require additional space in the future and that this additional space will be available as needed.

History and Operating Structure

Higher One, Inc. was founded in 2000 in New Haven, Connecticut by Mark Volchek, Miles Lasater and Sean Glass. Higher One, Inc. is currently our principal operating subsidiary, which directly or indirectly runs all of our businesses. In June 2008, we acquired EduCard, LLC, which provided prepaid debit card processing and other payment solutions, and entered into a related integration agreement with EduCard’s parent company, Evisions, Inc., to integrate a software application. In July 2008, Higher One, Inc. formed Higher One Holdings, Inc., a Delaware corporation, which is now the holding company for all of our operations. In November 2009, we acquired Informed Decisions Corporation, which we renamed Higher One Payments, Inc., a California corporation. Higher One Payments, Inc. does business as CASHNet and provides payment services to higher education institutions. Higher One, Inc. owns Higher One Payments, Inc. as well as Higher One Machines, Inc., a Delaware corporation, which operates our ATMs and provides customer service through a team of home-based agents. On March 26, 2010, our stockholders and board of directors approved a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering.

Legal Proceedings

We and our subsidiaries are involved in legal proceedings concerning matters arising in the ordinary course of our business, including the matter described below. Although the outcome of such proceedings, including the matter described below, cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our business, financial condition or results of operations.

In February 2009, we filed a complaint against TouchNet Information Systems, Inc., or TouchNet, in the United States District Court for the District of Connecticut alleging patent infringement related to TouchNet’s offering for sale and sales of its “eRefund” product in violation of one of our patents. In the complaint, we sought a judgment that TouchNet has infringed our patent, a judgment that TouchNet pay damages and interest on damages to compensate us for infringement, an award of our costs in connection with this action and an injunction barring TouchNet from further infringing our patent. TouchNet answered the complaint and asserted a number of defenses and counterclaims, including that it does not infringe our patent, that our patent is invalid or unenforceable and certain allegations of unfair competition. In addition, TouchNet’s counterclaims sought dismissal of our claims with prejudice, declaratory judgment that TouchNet does not infringe our patent and that our patent is invalid or unenforceable, as well as an award of fees and costs related to the action, and an injunction permanently enjoining us from suing TouchNet regarding infringement of our patent. The parties are currently in the discovery stage of the proceeding. We intend to pursue the matter vigorously. There can be no assurances of our success in these proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about individuals who currently serve as our executive officers and/or directors.

Name	Age	Title
Dean Hatton	49	President, Chief Executive Officer and Director
Mark Volchek	32	Chairman of the Board of Directors and Chief Financial Officer
Miles Lasater	32	Chief Operations Officer and Director
Casey McGuane	35	Chief Service Officer
Robert Reach	53	Chief Sales Officer
Paul Biddelman	64	Director
David Cromwell	65	Director
Stewart Gross	50	Director
Shamez Kanji	43	Director
Patrick McFadden	73	Director
Charles Moran	55	Director

Set forth below is certain biographical information for each of these individuals.

Dean Hatton has been our president, chief executive officer and director since March 2002. From 2001 to 2002, Mr. Hatton was president and chief executive officer of Yclip, Inc., a direct marketing promotion company that was sold to First Data Corporation. From 1999 to 2001, Mr. Hatton was executive vice president and chief operations officer of Carlson Wagonlit Travel, a corporate travel and expense management company, and from 1997 to 1999, he was senior vice president at Citigroup, where he was chief executive officer of Travelers Property Casualty Direct Response. Mr. Hatton is also a director of Higher One, Inc. Mr. Hatton holds a BA in Economics from Franklin and Marshall College and a graduate degree in bank management from the Stonier Graduate School of Banking. As a result of his service as our president and chief executive officer for over 8 years, we believe Mr. Hatton provides the board with a deep understanding of all aspects of our business, and therefore should serve on our board.

Mark Volchek is one of our founders and has been our chairman and chief financial officer since 2000 and 2002, respectively. From 2000 to 2002, Mr. Volchek was our chief executive officer. Prior to founding Higher One, Mr. Volchek worked at College Pro, where he most recently held the position of general manager. Mr. Volchek is also a founding officer of the Yale Entrepreneurial Society, a not-for-profit organization that promotes entrepreneurship among Yale students, faculty and alumni and has served on its board since 1999. Since 2007, Mr. Volchek has been the chairman of the board of the Tweed New Haven Airport Authority. Other civic roles have included positions on the New Haven Economic Development Commission and the Regional Growth Partnership strategic planning committee. Mr. Volchek holds a BA and an MA in economics from Yale University. We believe that Mr. Volchek, having served as our chief executive officer and then chief financial officer over the course of the last 10 years, brings institutional knowledge to the board, especially in regard to our finances, and therefore should serve on our board.

Miles Lasater is one of our founders and has been our chief operations officer since 2000. Prior to founding Higher One, Mr. Lasater was a member of the invention team at Walker Digital, where he worked on intellectual property for companies such as Priceline and Retail DNA. Mr. Lasater has been a board member of the New Haven Port Authority since 2006, Chairman of SeeClickFix, a software-as-a- service company that provides a platform for governments and citizens to interact, since 2008, and a member of Yale University’s Advisory Committee on Investor Responsibility since 2007. Mr. Lasater is also a founding officer and board member of both the Yale Entrepreneurial Society and the Yale Entrepreneurial Institute since 1999 and 2008, respectively. Both are organizations at Yale University that promote entrepreneurship among Yale students, faculty and alumni. Mr. Lasater holds a BA in computer science from Yale University. Having served as our chief operations officer over the past 10 years, Mr. Lasater is involved with every aspect of our business, including our marketing strategies and operations, and therefore we believe should serve on our board.

Casey McGuane has been our chief service officer since January 2009. From 2005 to 2008, Mr. McGuane was our senior vice president of client operations and, from 2000 to 2005, he was our vice president of client operations. Prior to joining Higher One in 2000, Mr. McGuane was a business manager for SPS, Inc., where he managed sales and operations in his region for commercial contracting projects. Since July 2009, Mr. McGuane has served as a member of the board of the Connecticut Association of Human Services, a not-for-profit organization in Hartford, Connecticut. Mr. McGuane holds a BA in psychology from the University of Rhode Island.

Robert Reach has been our chief sales officer since 2009 and our vice president of sales from 2004 to 2009. From 1985 to 1990, Mr. Reach was the branch manager and national sales manager in the Financial Services Group for CompuServe and, from 1990 to 1995, he was the national sales manager in Lotus Development Corporations’ One Source division. He also served as the vice president of sales for Metatec Corporation from 1995 to 1997. Additionally, from 2000 to 2001, Mr. Reach served as director of partner relations for HNC Software, an industry leader in credit card fraud prevention and analytic software. Mr. Reach holds a BA in English from Franklin and Marshall College.

Paul Biddelman has been a director of Higher One since 2002. Mr. Biddelman has been president of Hanseatic Corporation, a private investment company and the manager of our investor, Hanseatic Americas LDC, since 1997, where he has primary investment responsibilities. He is also a director of DocuSys, Inc., Passlogix, Inc., and SystemOne Technologies, Inc. Mr. Biddelman served as a director of Celadon Group, Inc. from 1992 to 2006, Insituform Technologies, Inc. from 1988 to 2005, Six Flags, Inc. from 1992 to 2006, Star Gas LP from 1999 to 2006 and ApplyYourself, Inc. from 2001 to 2007. Mr. Biddelman is also currently the chairman of the Lehigh University College of Arts & Sciences Advisory Board. Mr. Biddelman holds a BS from Lehigh University, a JD from Columbia Law School and an MBA from Harvard Business School. We believe that Mr. Biddelman’s service on the boards of numerous public companies has provided him with valuable experience and insight into the issues faced by such companies which, together with the deep knowledge of our company derived from his long-standing relationship with us, leads us to believe he should serve on our board.

David Cromwell has been a director of Higher One since 2001. Mr. Cromwell has been an adjunct professor of entrepreneurship at the Yale School of Management since 1996. Prior to that, he worked for 30 years in various positions at JPMorgan & Company in New York and London. From 2000 to 2009, Mr. Cromwell was chairman of the board and co-founder of CE University, Inc., an online provider of continuing education for insurance professionals. He helped found and serves as a faculty advisor to one of our early investors, Sachem Ventures, a student-run venture capital fund at the Yale School of Management. Mr. Cromwell has served as an advisor to numerous venture-backed and growth companies in Connecticut. Mr. Cromwell holds a BA in Economics from Ohio Wesleyan University and an MBA from New York University, Stern School of Business. We believe that Mr. Cromwell should serve on our board as he brings to it substantial experience as an advisor to high-growth companies such as ours.

Stewart Gross has been a director of Higher One since 2008. Mr. Gross is a managing director and member of the investment committee of one of our investors, Lightyear Capital, a private equity firm. Prior to joining Lightyear Capital in 2005, Mr. Gross spent 17 years at Warburg Pincus, where he was a managing director and member of the executive management group. Mr. Gross is currently a director of Flagstone Reinsurance Holdings Limited, Cetera Financial Group and Argus Software, Inc., a trustee of the Mt. Sinai Children’s Center Foundation and Boys & Girls Harbor and the chairman of Civic Capital Corporation, an affiliate of the NYC Investment Fund. Mr. Gross holds an AB in Government from Harvard University and an MBA from Columbia Business School. The knowledge and skills Mr. Gross has acquired as an investor in, and director of, public and private companies focused on financial services and financial technology makes him a valuable source with respect to regulatory and other issues specific to such companies, leading us to conclude that he should serve on our board.

Shamez Kanji has been a director of Higher One since 2003. Since 2000, Mr. Kanji has been a general partner of one of our investors, North Hill Ventures, a venture capital fund. He is currently a director of Metatomix, Inc., Interactions Corporation and the Doug Flutie Jr. Foundation for Autism. From 2004 to 2006, Mr. Kanji served as a director of eCredit, Inc. Mr. Kanji holds a BA in Social Studies from Harvard University and an MBA from Harvard Business School. We believe Mr. Kanji should serve on our board because of his substantial experience as an investor and director in financial services and financial technology companies such as ours and skill in evaluating financial results.

Patrick McFadden has been a director of Higher One since 2008. Mr. McFadden is the non-executive chairman and director of UIL Holdings Corporation and the United Illuminating Company, a regional utility company, since 1987. Mr. McFadden is also a director of Godspeed Opera in Haddam, Connecticut since 2007 and a director and the vice-chairman of the Yale-New Haven Health Services Corporation since 1984. Previously, Mr. McFadden served as a director of Citizen’s Bank of Connecticut in New Haven and the South Central Connecticut Regional Water Authority. Mr. McFadden has also held executive positions at the Bank of New Haven, which was sold to Citizens Bank of Connecticut, the Connecticut National Bank and First National Bank. Mr. McFadden holds a BS in management from the University of Notre Dame and a graduate degree from the Stonier Graduate School of Banking. We believe that Mr. McFadden should serve on our board due to the experience in executive management, corporate governance and risk management he has acquired through his service as an executive at numerous financial institutions and as the chairman of a public company.

Charles Moran has been a director of Higher One since 2009. Mr. Moran is the founder of SkillSoft PLC where since 1998 he has held various positions, including member of the board of directors, president, chief executive officer and, since November 2006, chairman of the board. SkillSoft PLC is a leading software-as-a-service provider of on demand e-learning and performance solutions for global enterprises, government, educational institutions and small-to-medium size businesses. Mr. Moran holds a BS in General Management from Boston College and an MBA from Suffolk University. We believe Mr. Moran is qualified to serve on our board because the skills and experience he has gained in his role as chairman and chief executive officer of a leading publicly traded technology company.

Board of Directors

We currently have nine directors. Our board has determined all of our directors other than Messrs. Hatton, Volchek and Lasater meet the independence requirements of the New York Stock Exchange and the federal securities laws, although Mr. Gross may not meet certain independence requirements for service on our audit and compensation committees. Mr. Volchek, our chief financial officer, is chairman of the board. Prior to the consummation of the offering, we intend to appoint a lead independent director.

Upon consummation of this offering, our board of directors will be divided into three classes, denominated as classes I, II and III. Members of each class will hold office for staggered three-year terms. At each annual meeting of stockholders beginning in 2011, successors to the directors in the class whose term expires at that annual meeting shall be elected for a three-year term. Messrs. Volchek, Gross and Cromwell will serve as class I directors for an initial term ending at the annual meeting of stockholders held in 2011. Messrs. Lasater, Kanji and McFadden will serve as Class II directors for an initial term ending at the annual meeting of stockholders held in 2012. Messrs. Hatton, Moran and Biddelman will serve as Class III directors for an initial term ending at the annual meeting of stockholders held in 2013.

Committees of the Board of Directors

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include an audit committee, a compensation committee and a nominating and corporate governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our certificate of incorporation and bylaws.

Audit Committee

The audit committee of our board of directors, which will, upon the consummation of this offering, consist of Messrs. McFadden (chair), Biddelman and Kanji, assists our board in overseeing the preparation of our financial statements, the independent registered public accounting firm’s qualifications and independence, the performance of our internal audit function and independent registered public accounting firm and our compliance with legal and regulatory requirements. Mr. McFadden qualifies as an “audit committee financial expert” as such term is defined in the regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We expect that upon the consummation of this offering, all of the members of the audit committee will be independent, as determined in accordance with the rules of the New York Stock Exchange and any relevant federal securities laws and regulations.

Compensation Committee

The compensation committee of our board of directors will, upon the consummation of this offering, consist of Messrs. Biddelman (chair), Cromwell and Kanji. We expect that upon the consummation of this offering, all of the members of the compensation committee will be independent, as determined in accordance with the rules of the New York Stock Exchange and any relevant federal securities laws and regulations. The compensation committee has overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also produce an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Governance Committee

Prior to this offering, our board of directors established a nominating and governance committee, which will, upon the consummation of this offering, consist of Messrs. Gross (chair), Cromwell and Moran. We expect that upon the consummation of this offering, all of the members of the nominating and governance committee will be independent, as determined in accordance with the rules of the New York Stock Exchange and any relevant federal securities laws and regulations. The nominating and governance committee will assist our board of directors in implementing sound corporate governance principles and practices. Our nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of shareholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board.

We have no formal policy regarding board diversity. Our nominating and governance committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. Our nominating and governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members and professional and personal experiences and expertise relevant to our growth strategy.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will be or have ever been an officer or employee of us. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by our “named executive officers,” who consist of our principal executive officer, our principal financial officer, and the three other most highly compensated executive officers. For fiscal year 2009, our named executive officers were:

•	Dean Hatton, President and Chief Executive Officer

•	Mark Volchek, Chief Financial Officer

•	Miles Lasater, Chief Operations Officer

•	Casey McGuane, Chief Service Officer

•	Robert Reach, Chief Sales Officer

Compensation Philosophy and Objectives

Our compensation philosophy, objectives and structures have been very much informed by the history of our company. Messrs. Volchek and Lasater are founders of the company and Mr. Hatton has been with the company as president and chief executive officer since 2002. Our compensation program has reflected, and continues to reflect, the fact that our executive officers have long operated as a team with the shared goal of strengthening and expanding the company. It has also reflected the fact that our executive officers have been deeply involved in all aspects of our business and work together with the company’s employees at every level. Historically, our compensation philosophy has been to provide a base salary that was competitive among comparable venture-backed companies but to focus primarily on rewarding positive performance that encouraged our executive officers to grow the company. As a result, our executive compensation program emphasized incentive compensation over guaranteed base salaries. We have offered a mix of short-term and long-term incentives consisting of cash bonuses and stock options (and in 2009, restricted stock) respectively, in order to motivate achievement of the company’s annual business plan and creation of long-term stockholder value. Our executives have historically shared an annual cash bonus pool based on company performance. They have also received equity awards along with substantially all other employees. Our executive officers have received no benefits or perquisites in addition to those offered to all employees of the company.

We believe that our compensation program should remain focused on the essentials necessary to retain and reward our experienced executives and to attract others to the company as needed. However, while our basic philosophy and objectives remain unchanged, we recognize that we are now entering both a different stage in our company’s development and a different market for executive talent. As a result, as described further below for 2010 compensation, we have re-evaluated our executive compensation program and decided to adjust the balance between its component parts.

Role of the Compensation Committee

The compensation committee has the responsibility of evaluating, reviewing and approving the compensation plans, policies and programs of the company, and ensuring that such plans, policies and programs provide appropriate incentives to recruit, motivate and retain employees.

The compensation committee has met at least one time per year, normally in December, in order to review the compensation from the prior year and set its compensation policy for the coming year. During that meeting, the compensation committee has historically reviewed and approved (or recommended for approval by the board) the compensation of executive officers, including base salary, annual incentive bonus and equity compensation.

At its annual meeting, the committee has conferred with our chief executive officer to establish annual goals for him and the other executive officers. The chief executive officer discusses the specific accomplishments of the management team during the prior year, as well as the team’s business development plans for the upcoming year, which the committee uses to help it set the annual targets for the executive officers’ bonus opportunities. The chief executive officer also provides relevant information to the committee regarding specific challenges or opportunities facing the management team in the upcoming year, such as changes in the company’s business development plan, anticipated hiring of new employees and retention of current employees, and exploration of new avenues of business growth. The committee also meets in executive session without the presence of executive officers in order to evaluate the officers’ performance with respect to the goals set by the committee, market compensation data, and our performance and shareholder return during the year.

In preparation for the initial public offering, the compensation committee engaged Steven Hall & Partners as its independent compensation consultant in January 2010. Steven Hall & Partners has assisted the committee in examining our compensation levels and structures in the context of other similar public companies and in designing programs that will properly compensate and motivate the executive team in light of the company’s changed circumstances. Before engaging Steven Hall & Partners, the committee did not consult a compensation consultant when determining compensation for our executive officers.

Steven Hall & Partners does not have any relationship or arrangement with the company other than its engagement as a consultant to the compensation committee.

Compensation Benchmarking and Peer Group

One basis for determining the structure of the company’s compensation program and establishing target compensation levels for the company’s named executive officers in anticipation of our initial public offering is the analysis of compensation packages offered to similarly situated executive officers of publicly-held peer group companies. As part of its engagement, the compensation committee directed Steven Hall & Partners to develop a comparative group of companies and to perform analyses of executive compensation levels and designs in that group. The comparative information provided by Steven Hall & Partners was obtained from publicly filed reports of each company in the comparative peer group, as well as from nationally recognized compensation surveys.

Steven Hall & Partners identified business services, financial transaction and/or technology companies with total revenues within a range of 50% to 400% of the company’s projected revenues for 2010 and then narrowed the group down based upon business description. The list was further refined through a review of 1-year revenue growth, 3-year revenue growth, adjusted EBITDA, net income and market cap with the final group’s average figures approximately 57%, 63%, 110%, 37% and 82% of the company’s projected 2010 figures, respectively. The peer group identified in the report created by Steven Hall & Partners consisted of the following companies:

• ACI Worldwide	• Bottomline Technologies, Inc.	• Online Resources Corporation
• ArcSight, Inc	• Concur Technologies, Inc.	• Riskmetrics Group Inc.
• athenahealth, Inc.	• CyberSource Corporation	• SolarWinds, Inc.
• Blackbaud, Inc.	• Ebix, Inc.	• Wright Express Corporation
• Blackboard Inc.	• NetSuite Inc.

Steven Hall & Partners ultimately developed recommendations for 2010 compensation that were presented to the compensation committee for its consideration, as discussed below.

Elements of Compensation

Our historical executive compensation program, as set by the compensation committee consists of the following components:

•	Base salary;

•	Annual cash incentive awards linked to company performance;

•	Periodic grants of long-term equity-based compensation, such as stock options and restricted stock; and

•	Company-wide employee welfare and retirement benefits.

For 2010 compensation, our executive compensation program will continue to be comprised of these elements. However, the committee has determined to provide our executive officers with compensation more evenly balanced between salary and incentive compensation, consistent with the model most commonly used by our peer group.

Base Salary

We pay an annual base salary to our executive officers in order to provide them with a fixed rate of cash compensation during the year. The compensation committee historically has conducted an annual review of each executive officer’s salary, and considered whether the amount of that salary is appropriate. In making this determination, the committee has taken into consideration the salary paid at other similar companies, based on the committee members’ collective experience with companies in similar stages of development and certain surveys brought to the committee’s attention by its members, but has not relied upon any formal benchmarking process. The committee also has considered the executive’s responsibilities, prior performance and other discretionary factors, such as the executive’s business planning and development, identification of areas for company growth, management style and effectiveness, ability to motivate and set appropriate goals for the company’s workforce, ability to cultivate and retain a productive workforce, and ability to work effectively with outside professionals and consultants.

As part of this annual review process, the compensation committee approved salary increases for each of the named executive officers for 2009 from their 2008 levels. These increases for 2009 ranged from 4% to 17%, and were intended in part to minimize the gap existing for historical reasons between Mr. Hatton’s salary and the salaries of Mr. Volchek and Mr. Lasater. While Messrs. Volchek and Lasater’s salaries were originally set in connection with their founding of the company, Mr. Hatton’s compensation package was established at the time of his recruitment in 2002 to serve as chief executive officer of the company. Since that time, the company has worked to decrease the discrepancy by increasing Messrs. Volcheck and Lasater’s salaries to reflect more accurately the responsibility they share with Mr. Hatton for making managerial and business decisions while still providing Mr. Hatton with a reasonable minimum salary increase commensurate with the rise in cost of living. Messrs. McGuane and Reach were provided with salary increases primarily to reflect their increased responsibilities within the company as its workforce and client base grew during the year. Mr. Hatton’s salary increased from $275,000 to $285,000; Mr. Volchek’s salary increased from $150,000 to $175,000; Mr. Lasater’s salary increased from $150,000 to $175,000; Mr. McGuane’s salary increased from $149,583 to $165,000; and Mr. Reach’s salary increased from $149,583 to $155,000.

Steven Hall & Partners’ peer group data indicated that the overall cash and equity compensation paid to our named executive officers is, on average, less than that paid by the peer group companies,

and our named executive officers received a much lower percentage of their total compensation as base salary. For fiscal year 2010, assuming no increase in salary, our named executive officers’ base salaries compared to executives in our peer group in the same or similar position as follows: Mr. Hatton’s salary was 18% below median; Mr. Volchek’s salary was 49% below median; Mr. Lasater’s salary was 49% below median; Mr. McGuane’s salary was 15% below median; and Mr. Reach’s salary was 29% below median. In order to offer a mix of compensation that is more in line with market practice in our peer group, the compensation committee approved increases in base salary for each of our named executive officers for fiscal year 2010. Mr. Hatton’s salary increased from $285,000 to $375,000; Mr. Volchek’s salary increased from $175,000 to $275,000; Mr. Lasater’s salary increased from $175,000 to $275,000; Mr. McGuane’s salary increased from $165,000 to $200,000; Mr. Reach’s salary increased from $155,000 to $200,000. The increased salary levels of Messrs. Hatton, Volchek and Lasater in the aggregate are at the median of the peer group. We believe that this combined analysis reflects the team attitude of our top executives and the fact that Messrs. Volchek and Lasater have responsibilities that exceed peer group executives holding the same titles because, as discussed above, many of the responsibilities and duties traditionally carried out by a chief executive officer are shared among Messrs. Hatton, Volchek and Lasater. As two of the original founders of the company, Messrs. Volchek and Lasater are involved in all of the company’s key decisions, and Messrs. Hatton, Volchek and Lasater typically work together in developing the company’s business plan, strategy and goals. Additionally, Mr. Volchek serves as chairman of the board.

Annual Bonus

We pay our executive officers an annual bonus as an incentive to achieve the short-term goals of the company as reflected in its annual business plan. All of our named executive officers are eligible to receive an annual cash bonus based on the achievement of certain pre-determined targets set by the compensation committee at its annual meeting. The compensation committee establishes the aggregate amount of the target bonus pool, which is shared among the executive officers at percentages also pre-determined by the compensation committee.

At its meeting on December 10, 2008, the compensation committee determined that the target bonus pool for 2009 would be $1,375,000. This number reflected the current status of the development of the company, how values will be driven in the future, and the suggestion of management. The targets and weightings were set as follows:

Performance Criteria	Weighting	Threshold	Target
Revenues	25%	$52.0 million	$65.9 million
Adjusted EBITDA(1)	50%	$18.6 million	$23.5 million
Management Objectives(2)	25%	Discretionary	Discretionary

(1)	Adjusted EBITDA for this purpose is defined as described under “Summary—Summary Consolidated Financial Data.”
(2)	Management objectives were not formally agreed upon in advance for 2009 but generally focused upon growth of the business and ultimately determined through discussions between the chief executive officer and the compensation committee to have been achieved as a result of the CASHNet acquisition and increase in the company’s client base.

The compensation committee also determined that the bonus pool would be shared in the following percentages:

Dean Hatton	35%
Mark Volchek	25%
Miles Lasater	25%
Casey McGuane	12%
Robert Reach	3%

The executive officers’ relative shares in the bonus pool reflect each officer’s relative duties and responsibilities to the company, and, with respect to Mr. Reach, the fact that he receives sales commissions in addition to his base salary and annual bonus as described below.

The compensation committee determined that in addition to the target bonus pool of $1,375,000, additional bonus amounts would be awarded according to the percentages set out above if the company achieved adjusted EBITDA at least 10% in excess of the budget for 2009 ($24.8 million). The amount of the additional bonus was subject to a limit of 20% of the combined base salaries of the executive officers ($191,000).

The compensation committee, during its meeting on December 4, 2009, recommended that the 2009 bonus pool be awarded at the full $1,375,000, based on achievement of 100% of each of the three targets. The committee also determined that, based on preliminary forecast of 2009 results, the company was expected to achieve adjusted EBITDA at least 10% in excess of the budget for 2009, and that an additional bonus amount in a total of $191,000 should be awarded to the executive officers, creating an aggregate pool of $1,566,000. It was also the conclusion of the committee that the cap on the excess bonus provision should be modified such that any amounts earned in excess of the $1,566,000 cap should be paid in the form of restricted stock grants to each of the executive officers. The committee took this step in recognition of the extraordinary progress of the company during 2009, including the acquisition of CASHNet, the increases in school clients, the increases in active student accounts, the increases in revenues and adjusted EBITDA in excess of the annual business plan and the infrastructure improvements initiated and enhanced in preparation for the continued growth of the company, such as controls, key hires and IT strategic planning. The additional bonus was paid in the form of restricted stock in order to further align the executive officers’ interests with the shareholders’ interests, and to provide the executive officers with a greater investment in the company while conserving the company’s cash reserves. The restricted stock grants were awarded in the relative percentages applicable to the entire bonus pool, and were calculated at the option exercise price established at the board meeting, with a vesting period of four years, commencing on the first anniversary date of the grant.

The numbers set forth in the table below reflect a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering.

Name	Title	Total Cash Bonus Received	Number of Restricted Shares Awarded
Dean Hatton	President and Chief Executive Officer	$548,100	15,171
Mark Volchek	Chief Financial Officer	$391,500	10,836
Miles Lasater	Chief Operations Officer	$391,500	10,836
Casey McGuane	Chief Service Officer	$187,920	5,202
Robert Reach	Chief Sales Officer	$46,980	1,299

Mr. Reach also receives compensation equal to 20% of all commissions paid under our sales commission plans, which provide sales employees with pay for their performance. Under the Higher One, Inc. Sales Commission Plan 2009, commissions were earned for: (i) newly signed contracts, based on the number of undergraduate students in attendance at the institution, (ii) non-zero-balance accounts maintained for eight consecutive quarters, and (iii) 4-year schools with student populations of more than 5,000 undergraduates.

At its meetings on February 9, 2010 and February 22, 2010, the compensation committee determined that the target bonus pool for 2010 would be established at $1,075,000 which is equal to the sum of 100% of the base salaries of Messrs. Hatton, Volchek and Lasater, 60% of the base salary of Mr. McGuane, and 15% of the base salary of Mr. Reach. The measures and weightings were set as follows: revenues (25%), adjusted EBITDA (50%), and management objectives (25%). The 2010 management objectives include (i) maintaining or improving our employee survey scores and keeping employee (other than customer service representatives) turnover below 10%, (ii) client retention, including maintaining a retention rate of 98% or higher, (iii) promoting efficient growth based on cost management and establishing efficiency initiatives, (iv) expanding product opportunities through internal development or acquisition, (v) completion of preparation for this offering and (vi) establishing a robust investor relations program.

For each performance measure, if actual performance does not meet the threshold for such performance measure, no amount will be earned in respect of such measure. To the extent actual performance exceeds the threshold, the portion of the target bonus pool attributable to such performance measure (based upon the weighting given to such measure) will be determined by extrapolation between threshold and target levels and target and maximum levels, respectively. The final bonus pool and individual bonuses will be subject to adjustment at the discretion of the compensation committee.

As it did for 2009, the compensation committee determined that the 2010 bonus pool would be shared in the following percentages:

Dean Hatton	35%
Mark Volchek	25%
Miles Lasater	25%
Casey McGuane	12%
Robert Reach	3%

With respect to Mr. Reach, in 2010, we have two sales commission plans, the Higher One, Inc. Sales Commission Plan 2010 and the Higher One CASHNet Suite 2010 Business Development Commission Plan. In addition to the criteria under Higher One, Inc. Sales Commission Plan 2009, under the Higher One, Inc. Sales Commission Plan 2010 commissions may also be earned for contributing materially to the sale of CASHNet modules to a school that is not already a CASHNet customer. Under the Higher One CASHNet Suite 2010 Business Development Commission Plan, commissions may be earned for: (i) subscription and deployment of CASHNet suite contracts and (ii) new OneDisburse contracts, based on the number of undergraduate students in attendance at the institution.

The company adopted a new annual incentive plan on March 26, 2010 for its executive officers that will comply with Section 162(m) of the Code. For more information relating to the plan, see “—Short Term Incentive Plan.”

Equity-Based Compensation

Our compensation committee believes that equity-based compensation is an important component of our executive compensation program, and that providing equity-based awards to our named executive officers aligns the incentives of our executives with the long-term interests of our shareholders and with our long-term corporate success and provides our executives with a powerful retention incentive.

Generally, each executive officer has received a stock option grant when he or she joined the company, and has then received periodic awards thereafter in the discretion of the compensation committee and board, although the timing of these awards was not made according to an established policy. Until 2010, awards were made under the 2000 Stock Option Plan with varying vesting schedules ranging from one to five years, as set out in the respective stock option agreements. Stock option grants have typically been split between incentive stock options (within the meaning of Section 422 of the Code) and nonqualified stock options.

No grants of stock options were made to our named executive officers in 2009 due to the large grants made to executive officers and other employees in 2008 in connection with the company’s recapitalization. As described above, the compensation committee granted shares of restricted stock to our executive officers in recognition of the company’s outstanding performance in 2009. Going forward, the compensation committee intends to make annual equity grants at its first meeting following the release of the company’s year-end financial results.

The 2000 Stock Option Plan terminated by its terms in April 2010. The company adopted the 2010 Equity Incentive Plan on March 26, 2010. For more information relating to the plan, see “2010 Equity Incentive Plan.”

Employee Welfare and Retirement Benefits.

We provide the following benefits to our executive officers on the same basis as all other eligible employees of the company:

•	Health insurance;

•	Vacation, personal holiday and sick days;

•	Life insurance;

•	Short-term and long-term disability insurance; and

•	401(k) plan with company matching contributions of 4%.

We believe these benefits are generally consistent with those offered by our peer group companies.

Policy on Code Section 162(m)

As a private company, prior to the consummation of this offering we were not subject to the limits on deductibility of compensation set forth in Section 162(m) of the Code. Section 162(m) denies publicly-held companies a tax deduction for annual compensation in excess of $1 million paid to their chief executive officer or any of their three other most highly compensated executive officers (other than the chief financial officer) employed on the last day of a given year, unless their compensation is based on qualified performance criteria. Subject to certain transition rules that apply to companies that first become publicly held in connection with an initial public offering such as this offering, to qualify for deductibility, these criteria must be established by a committee of independent directors and approved, as to their material terms, by that company’s stockholders. In future years, we intend to structure our bonus and equity-based incentive programs so that they qualify as performance-based compensation under Section 162(m). However, our compensation committee may approve compensation or changes to plans, programs or awards that may cause the compensation or awards not to comply with Section 162(m) if it determines that such action is appropriate and in our best interests.

Summary Compensation Table

The following table sets forth the compensation paid to or earned during the fiscal year ended December 31, 2009, or fiscal 2009, by (i) our principal executive officer, (ii) our principal financial officer, and (iii) our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2009 (collectively, the named executive officers or NEOs):

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Dean Hatton President and Chief Executive Officer	2009	285,000		—	163,847	—	548,100	9,800	1,006,747
Mark Volchek Chief Financial Officer	2009	175,000		—	117,029	—	391,500	9,800	693,329
Miles Lasater Chief Operations Officer	2009	175,000		—	117,029	—	391,500	9,800	693,329
Casey McGuane Chief Service Officer	2009	165,000		—	56,182	—	187,920	9,800	418,902
Robert Reach Chief Sales Officer	2009	301,876	(4)	—	14,029	—	46,980	9,800	372,685

(1)	The amounts in this column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of restricted stock awards granted to our named executive officers in fiscal 2009 For a description of the assumptions used in determining grant date fair value, see Note 2 to our consolidated financial statements.
(2)	The amounts in this column reflect annual cash bonuses earned by our named executive officers as described in the section “Elements of Compensation—Bonus” above.
(3)	The amount shown for each named executive officer represents company matching contributions under our 401(k) plan.
(4)	The amount shown for Mr. Reach includes base salary of $155,000 and sales commissions of $146,876 for 2009.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table sets forth, for each of the named executive officers, awards granted during fiscal 2009 under our annual cash bonus program and the 2000 Stock Option Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock(#)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold($)	Target($)	Maximum ($)
Dean Hatton	12/4/2009	—	481,250	548,100	15,171	163,847

Mark Volchek	12/4/2009	—	343,750	391,500	10,836	117,029

Miles Lasater	12/4/2009	—	343,750	391,500	10,836	117,029

Casey McGuane	12/4/2009	—	165,000	187,920	5,202	56,182

Rob Reach	12/4/2009	—	41,250	46,980	1,299	14,029

(1)	The amounts in this column reflect the grant date fair value, computed in accordance with FASB ASC Topic 718, of restricted stock awards granted to our named executive officers under the 2000 Stock Option Plan.

Outstanding Equity Awards at Fiscal Year End 2009

The following table sets forth, for each of the named executive officers, the equity awards outstanding as of the end of fiscal 2009. All of the awards were granted pursuant to the 2000 Stock Option Plan.

Name	Grant Date	Option Awards					Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested($)(5)
Dean Hatton	3/26/2002	1,517,100	—		0.20	3/25/2012
	3/3/2004	75,000	—		0.29	3/2/2014
	1/17/2006	180,000	—		0.67	1/16/2016
	1/23/2007	72,915	2,085	(1)	1.34	1/22/2017
	12/7/2007	33,747	25,002	(2)	2.67	12/6/2017
	12/7/2007	16,251	—		2.67	12/6/2017
	9/25/2008	117,186	257,814	(3)	4.59	9/24/2018
	12/4/2009						15,171	(6)	163,847
Mark Volchek	3/3/2004	75,000	—		0.29	3/2/2014
	1/17/2006	75,000	—		0.67	1/16/2016
	1/23/2007	72,915	2,085	(1)	1.34	1/22/2017
	12/7/2007	43,224	25,002	(2)	2.67	12/6/2017
	12/7/2007	6,774	—		2.67	12/6/2017
	9/25/2008	117,186	257,814	(3)	4.59	9/25/2018
	12/4/2009						10,836	(6)	117,029
Miles Lasater	3/3/2004	75,000	—		0.29	3/2/2014
	1/17/2006	75,000	—		0.67	1/16/2016
	1/23/2007	72,915	2,085	(1)	1.34	1/22/2017
	12/7/2007	43,224	25,002	(2)	2.67	12/6/2017
	12/7/2007	6,774	—		2.67	12/6/2017
	9/25/2008	117,186	257,814	(3)	4.59	9/24/2018
	12/4/2009						10,836	(6)	117,029
Casey McGuane	10/30/2001	41,250	—		0.14	10/29/2011
	9/12/2002	225,000	—		0.20	9/11/2012
	2/10/2005	144,999	5,001	(4)	0.50	2/9/2015
	12/7/2007	36,000	54,000	(4)	2.67	12/6/2017
	9/25/2008	23,436	51,564	(3)	4.59	9/24/2018
	12/4/2009						5,202	(6)	56,182
Rob Reach	10/12/2004	105,000	—		0.32	10/11/2014
	12/7/2007	30,000	45,000	(4)	2.67	12/6/2017
	9/25/2008	23,436	51,564	(3)	4.59	9/24/2018
	12/4/2009						1,299	(6)	14,029

(1)	This award vests over three years in thirty-six equal monthly installments commencing on the grant date.
(2)	This award vests in the following amounts: 2,085 options on each of January 7, March 7, June 7, August 7, October 7 and December 7, 2010; 2,082 options on each of February 7, April 7, May 7, July 7, September 7, and November 7, 2010.
(3)	This award vests at a rate of 25% on the first anniversary of the grant date, and in thirty-six equal monthly installments over the following three years.

(4)	This award vests over five years in sixty equal monthly installments commencing on the grant date.
(5)	The amounts in this column represent the number of unvested restricted shares outstanding for the named executive officers at fiscal year end multiplied by the stock price of $10.80, as determined by the board on December 4, 2009.
(6)	This award vests over four years in four equal installments commencing on the first anniversary of the grant date.

For a description of the treatment of outstanding equity awards upon the executive officer’s termination of employment or a change in control of the company, please see “Potential Payments Upon Termination or Change in Control.”

Options Exercised and Stock Vested

None of the named executive officers exercised stock options, nor had any stock awards vest, during the fiscal 2009.

Potential Payments Upon Termination or Change in Control

Our named executive officers are not entitled to any severance payments upon termination of their employment or in connection with a change of control of the company. Other than as discussed below, under the 2000 Stock Option Plan, upon a termination of employment, all unvested equity awards (and awards where all restrictions have not lapsed) terminate and vested stock options may continued to be exercised within a three-month period (extended to a twelve-month period if terminated due to a “disability” within the meaning of Section 22(e)(3) of the Code or death).

Under the 2000 Stock Option Plan, if in connection with or following a “Change-in-Control” (as defined below), a named executive officer’s employment is terminated by the company for any reason other than “Cause” (as defined below) or he terminates his employment for “Good Reason” (as defined below), any unvested stock options or shares of restricted stock held by such named executive officer shall vest immediately and be exercisable or transferable, respectively, in accordance with the terms of the 2000 Stock Option Plan. The table below provides an estimate of the value of such accelerated vesting of unvested awards assuming that a Change-in-Control and a qualifying termination of employment occurred on December 31, 2009 and assuming a stock price of $10.80 per share (based on the board’s December 4, 2009 determination of the stock price) on such date. The initial public offering will not trigger any accelerated vesting under the 2000 Stock Option Plan.

Name	Value of Accelerated Stock Option Vesting ($)(1)	Value of Accelerated Restricted Stock Vesting ($)(2)	Total Benefits
Dean Hatton	1,824,015	163,847	1,987,862
Mark Volchek	1,824,015	117,029	1,941,044
Miles Lasater	1,824,015	117,029	1,941,044
Casey McGuane	810,743	56,182	866,925
Robert Reach	686,062	14,029	700,091

(1)	The amounts in this column represent for each named executive officer the intrinsic value of the stock options subject to accelerated vesting calculated as the excess of $10.80 per share subject to each outstanding stock option over the applicable per share exercise price set forth in the Outstanding Equity Awards at Fiscal Year End 2009 Table above.
(2)	The amounts in this column represent for each named executive officer the value of the restricted stock subject to accelerated vesting calculated by multiplying the number of unvested shares of restricted stock, as set forth in the Outstanding Equity Awards at Fiscal Year End 2009 Table above, by $10.80 per share.

Under the 2000 Stock Option Plan, “Change-in-Control” is defined as a merger or consolidation of the company with another entity, or a sale of the company’s assets or stock in which:

(i) the shareholders of the company immediately prior to the transaction own less than 50% of the voting power of the surviving corporation after the transaction, and

(ii) the price per share of the company’s common stock in such transaction, as determined in good faith by our board of directors, is at least $1.17, subject to adjustment to reflect stock splits, reverse stock splits, or combinations.

Under the 2000 Stock Option Plan, “Cause” is defined as:

(i) habitual intoxication,

(ii) illegal drug use or addiction,

(iii) conviction of a felony (or plea of guilty or nolo contendere),

(iv) material failure or inability to perform one’s agreements, duties or obligations as an employee, other than from illness or injury, and

(v) willful misconduct or negligence in the performance of one’s agreements, duties or obligations as an employee.

In addition, under the 2000 Stock Option Plan, the named executive officer has “Good Reason” to terminate his employment with the company if:

(i) his compensation has been materially reduced,

(ii) his position, duties or responsibilities have been materially reduced,

(iii) he has been required to move his principal residence because his primary place of employment is moved to a location greater than thirty (30) miles away from its then current location,

(iv) the company has not paid to the named executive officer when due any salary, bonus or other material benefit due to him, or

(v) there exists a breach by the company of any material provision of any employment agreement between it and the named executive officer, provided, however he shall notify the company of such event and give it fifteen (15) days to remedy the situation before termination his employment.

We have entered into certain non-competition agreements with our named executive officers. The named executive officers are not entitled to any payment under these agreements. See “Certain Relationships and Related Party Transactions—“Non-Competition Agreements.”

Short Term Incentive Plan

In connection with our initial public offering, the board adopted the Higher One Holdings, Inc. Short Term Incentive Plan, or the Short Term Incentive Plan, on March 26, 2010, subject to stockholder approval. The purpose of the Short Term Incentive Plan is to attract, retain, motivate and reward participants by providing them with the opportunity to earn incentive compensation under the plan related to the company’s performance.

The Short Term Incentive Plan is intended to provide for payments of executive compensation that qualify as performance-based compensation under Section 162(m). If the plan qualifies under Section 162(m), amounts paid to named executive officers would be deductible by us, even if those amounts exceed the $1 million limit imposed on deductible compensation under Section 162(m). To qualify under Section 162(m), the material terms of the plan and the performance formula must be disclosed to, and approved by, stockholders.

Bonuses will be granted under the Short Term Incentive Plan commencing in fiscal year 2011. Currently the compensation committee envisions operating the Short Term Incentive Plan consistent with historical bonus practices for our named executive officers. See “—Elements of Compensation—Annual Bonus.”

Administration

The Short Term Incentive Plan will be administered by the compensation committee, or by such other committee as the board appoints from time to time. The compensation committee will have full power and authority to construe and interpret the Short Term Incentive Plan, subject to its terms and conditions, and the determinations made by the committee shall be final, binding and conclusive.

Eligible Executives

Each of our executive officers and any other key employees designated from time to time by the compensation committee will be eligible to participate in the Short Term Incentive Plan. At the beginning of each fiscal year, the compensation committee will select the participants in the Short Term Incentive Plan for the year.

Maximum Award

The maximum aggregate incentive amount that may be earned under the Short Term Incentive Plan by a participant for all performance periods commencing in any fiscal year are:

•	for a period of twelve (12) months or less: $2,000,000; and

•	for a period of more than twelve (12) months: $4,000,000.

The maximum aggregate amount of incentive compensation any participant may receive for all performance periods beginning in any given fiscal year is $6,000,000.

Determination of Performance Targets

No later than 90 days after the beginning of a performance period (or an earlier or later date as may be required or permitted by Section 162(m)), the compensation committee will:

•	designate each selected participant for the performance period,

•	select the performance measure or measures applicable for awards granted to the selected participant during the performance period,

•	establish specific performance targets related to each performance measure and the incentive amounts which may be earned by the participant upon attainment of the target goals, and

•	specify the relationship between the performance target and the incentive amount to be earned by each selected participant during the performance period.

Performance Period

Unless otherwise determined by the compensation committee, the performance period for an award under the Short Term Incentive Plan will be one fiscal year.

Performance Measures

The compensation committee will consider the following performance measures when making awards under this plan: adjusted net earnings, appreciation in and/or maintenance of the price of Common Stock (including, without limitation, comparisons with various stock market indices), attainment of strategic and operational initiatives, budget, cash flow (including, without limitation, free cash flow), cost of capital, cost reduction, earnings and earnings growth (including, without limitation, earnings per share, earnings before taxes, earnings before interest and taxes, and earnings before interest, taxes, depreciation and amortization), market share, market value added, net income, net sales, number of active OneAccounts, number of institutions under contract with the Company, operating profit and operating income, pretax income before allocation of corporate overhead and bonus, reductions in costs, return on assets and return on net assets, return on equity, return on invested capital, revenue per active OneAccount, revenues, sales and sales growth, successful acquisition/divestiture, or total stockholder return and improvement of stockholder return.

In each case the performance measures will be defined by the subcommittee on the date the award is granted with the specificity required by Section 162(m).

The performance targets for each applicable measure may be described in terms of objectives that are related to the individual participant or objectives that are company-wide or related to a subsidiary, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of our performance (or performance of the applicable subsidiary, division, department, region, function or business unit) or measured relative to selected peer companies or a market index.

Adjustments to Performance Targets

At the time the compensation committee determines the terms of the award, the compensation committee may specify adjustments to be applied to the calculation of the performance targets with respect to the relevant performance period to take into account certain events, including:

•

restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operations appearing in the company’s Annual Report on Form 10-K for the applicable year;

•	the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles;

•	foreign exchange gains or losses;

•	stock-based compensation;

•	amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense; or

•	litigation or claim judgments or settlements.

Any adjustment will be prescribed in a form that meets the requirements for deductibility under Section 162(m). If the compensation committee determines that a change in the business, operations, corporate structure or capital structure of the company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance measures or targets unsuitable, the committee may in its discretion modify those measures and targets as it deems appropriate and equitable. However, unless the committee determines otherwise, no such adjustment shall be taken if and to the extent it would result in the loss of an otherwise available exemption of the award under Section 162(m).

Determination of Awards

Following the completion of each performance period, the compensation committee will certify in writing whether the applicable performance targets have been achieved and the incentive amounts, if any, payable to the selected participants for that performance period. The compensation committee will then decide whether to use its discretion to reduce the incentive amount payable to take into account any additional factors that the subcommittee may deem relevant to the assessment of the selected participant.

Payment of Award

Awards will be paid no later than 2 1/2 months following the end of the applicable performance period. Awards may be granted subject to such vesting, forfeiture, transfer, or other restrictions (or any combination thereof) as the compensation committee will specify. The compensation committee may also require or permit deferral of all or any portion of an award.

Form of Payments

Awards granted under the Short Term Incentive Plan may be paid in cash, shares of our common stock, or other equity-based awards, including, without limitation, restricted stock, stock units, stock appreciation rights, and options. Any shares of our common stock paid or payable in settlement of awards will be granted pursuant to, and subject to, the share limits of a stockholder approved equity plan.

Termination of Employment

Unless otherwise determined by the compensation committee, to be eligible for payment of an award, a participant must remain continuously employed by the company through the date of the payment of the award. If a participant’s employment with us terminates prior to the payment date, participation in the Short Term Incentive Plan will cease. However, if a participant’s employment with us and our subsidiaries terminates prior to the payment of an award by reason of the participant’s death or disability, the participant will remain eligible to receive a prorated award with respect to the year of his or her termination.

Clawback

The board reserves the right to cancel or adjust the amount of any award if our financial statements on which the calculation or determination of the award was based are subsequently restated due to error or misconduct and the board decides that our financial statements as so restated would have resulted in a smaller or no award if the information had been known at the time the award had originally been calculated or determined. In the event of a restatement, we may require a participant to repay us the amount by which the award as originally calculated or determined exceeds the award as adjusted due to the restatement.

Amendment and Termination

Subject to any applicable laws, rules, and regulations, the board or the compensation committee may, at any time, amend, suspend, discontinue, or terminate the Short Term Incentive Plan. However, to the extent necessary to continue to qualify the amounts payable as performance-based compensation under Section 162(m), no such action will be effective without approval by our stockholders.

2010 Equity Incentive Plan

Our board adopted our 2010 Equity Incentive Plan effective March 26, 2010, which will be amended prior to the effective date to increase the aggregate number of shares available under the plan from 1,620,000 shares to 4,860,000 shares to reflect the 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering. The 2010 Equity Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Directors, officers and other employees of the company and its subsidiaries and affiliates, as well as their independent contractors, will be eligible for grants under the 2010 Equity Incentive Plan. The purpose of the 2010 Equity Incentive Plan is to provide incentives and rewards that will encourage officers, directors, employees and independent contractors to continue in the service of the company by providing them with a proprietary interest in pursuing the long-term growth, profitability and financial success of the company. The following is a summary of the material terms of the 2010 Equity Incentive Plan, but does not include all of the provisions of such plan. For further information about the 2010 Equity Incentive Plan, we refer you to the complete copy of the 2010 Equity Incentive Plan, which we have filed as an exhibit to the registration statement, of which this prospectus is a part.

We have not yet determined any policies with regard to adjustment of performance-based units under the 2010 Equity Incentive Plan in the event the performance measures upon which the awards are based are adjusted in a manner that would reduce the size of an award. We have not and do not intend to make any awards under the 2010 Equity Incentive Plan in connection with this offering.

Administration

The 2010 Equity Incentive Plan is administered by the compensation committee or such other committee as designated by our board. Among the committee’s powers are to determine those employees and independent contractors of the company who will be granted awards and the amount, type and other terms and conditions of awards. The board may grant awards to the directors. The committee may also prescribe agreements evidencing or settling the terms of any awards, and amendments there to; enter into agreements with third parties pursuant to which such third parties may issue awards in lieu of the company’s issuance thereof or assume the obligations of the company under any previously issued awards; and grant awards alone or in addition to, in tandem with, or in substitution or exchange for, any other award, any award granted under another plan of the company or any business entity to be acquired by the company, or any other right of the plan participant to receive payment from the company.

The committee may delegate its powers and responsibilities under the plan, in writing, to a sub-committee, or delegate certain administration powers (not including the grant of awards) over the plan to one or more officers or employees of the company. The committee has discretionary authority to interpret and construe any and all provisions of the 2010 Equity Incentive Plan and the terms of any award (or award agreement) granted thereunder and to adopt and amend such rules and regulations for the administration of the 2010 Equity Incentive Plan as it deems appropriate. Decisions of the committee shall be final, binding and conclusive.

In the event of a participant’s death, disability or retirement or a change in control, as defined in the 2010 Equity Incentive Plan, the committee may accelerate the date on which any award becomes vested or exercisable. The committee may also accelerate the date on which any such award becomes transferable; extend the term of any such award (including the period following a termination of a participant’s employment during which any such award may remain outstanding); waive any conditions to the vesting, exercisability or transferability of any such award; or provide for the payment of dividends or dividend equivalents with respect to any such award. The committee does not have the authority and may not take any such action described in this paragraph to the extent that the grant of such authority or the taking of such action would cause any tax to become due under Section 409A of the Code.

Available Shares

The aggregate number of shares of common stock which may be issued or transferred pursuant to awards granted under the 2010 Equity Incentive Plan may not exceed 1,620,000 shares (or 4,860,000 shares after taking into account the 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering), which may be authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury, or both. In general, if awards under the 2010 Equity Incentive Plan expire or are forfeited, cancelled or terminated without the issuance of shares of common stock, or are settled for cash in lieu of shares of common stock, or are exchanged for an award not involving shares of common stock, the shares covered by such awards will again be available for the grant of awards under the 2010 Equity Incentive Plan.

Additionally, the number of shares of common stock that may be covered by incentive stock options may not exceed 1,620,000 shares (or 4,860,000 shares after taking into account the 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering) of common stock in the aggregate and the number of shares of common stock that may be covered by awards granted under the 2010 Equity Incentive Plan to any one participant in a single fiscal year of the company may not exceed 75,000 shares (or 225,000 shares after taking into account the 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering) in the aggregate.

Eligibility for Participation

The persons eligible to receive awards under the 2010 Equity Incentive Plan are employees and independent contractors of the company and its subsidiaries and affiliates as selected by the committee and directors of the company as selected by the board.

Award Agreement

Awards granted under the 2010 Equity Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, approved by the committee in form and substance.

Stock Options and Stock Appreciation Rights

The committee may grant non-qualified stock options and incentive stock options to purchase shares of our common stock. The committee determines the number of shares of our common stock subject to each option, the vesting schedule (provided that no option may be exercisable after the expiration of ten years after the date of grant), the method and procedure to exercise vested options, restrictions on transfer of options and any shares acquired pursuant to the exercise of an option, and the other terms of each option. The exercise price per share of common stock covered by any option may not be less than 100% of the fair market value of a share of common stock on the date of grant.

The Committee may in its sole discretion amend the terms of outstanding awards to reduce the exercise price of outstanding options or stock appreciation rights or cancel outstanding options or stock appreciation rights in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights.

The Committee may substitute stock appreciation rights for outstanding options, provided the substituted stock appreciation rights call for settlement by the issuance of shares of common stock, and the terms of the substituted stock appreciation rights and economic benefit of such substituted stock appreciation rights are at least equivalent to the terms and economic benefit of the options being replaced.

Additionally, with respect to “incentive stock option” (within the meaning of Section 422 of the Code), the aggregate fair market value of shares of common stock with respect to incentive stock options that are exercisable for the first time by an option holder during any calendar year under the 2010 Equity Incentive Plan or any other plan of the company or its subsidiaries may not exceed $100,000. To the extent the fair market value of such shares exceeds $100,000, the incentive stock options granted to such option holder, to the extent and in the order required by regulations, automatically will be deemed to be non-qualified stock options, but all other terms and provisions of such option will remain unchanged. No incentive stock option may be granted to a 10% stockholder unless the exercise price of the option is at least 110% of the fair market value of a share of common stock at the time such incentive stock option is granted and such incentive stock option is not exercisable after the expiration of five years from the date such incentive stock option is granted.

Other Stock-Based Awards

The committee may grant other stock-based awards in such amounts and subject to such terms and conditions as determined by the committee. Each such other stock-based award may (i) involve the transfer of actual shares of common stock to the award recipient, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of shares of common stock, (ii) be subject to performance-based and/or service-based conditions, (iii) be in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units, or share-denominated performance units, (iv) be designed to comply with applicable laws of jurisdictions other than the United States, and (v) be designed to qualify as performance-based compensation; provided, that each award must be denominated in, or must have a value determined by reference to, a number of shares of common stock that is specified at the time of the grant of such award.

Performance-Based Compensation

The committee may grant performance-based compensation to a participant payable upon the attainment of specific performance goals in an amount permitted by Section 162(m) of the Code. For performance-based compensation, the committee determines the performance measures, the level of actual achievement of performance goals and the amount payable with respect to an award intended to qualify as performance-based compensation in a manner that is consistent with Section 162(m) of the Code.

The committee may, in its discretion, reduce or eliminate the amount payable (in a non-uniform manner) to any participant with respect to an award that is intended to qualify as performance-based compensation, based on such factors as the committee may deem relevant, but the committee may not increase any such amount above the amount established in accordance with the relevant performance schedule.

Performance Goals

The committee may grant awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. The payment or vesting of any award intended to qualify as “performance-based compensation” is based upon performance goals which are objective business criteria and otherwise meet the requirements of Section 162(m) of the Code, including the requirement that the level or levels of performance targeted by the committee result in the achievement of performance goals being “substantially uncertain.” The performance goals will relate to one or more of the following performance measures (whether or not in comparison to other peer companies) as determined by the committee in its sole discretion: adjusted net earnings, appreciation in and/or maintenance of the price of our common stock (including, without limitation, comparisons with various stock market indices), attainment of strategic and operational initiatives, budget, cash flow (including, without limitation, free cash flow), cost of capital, cost reduction, earnings and earnings growth (including, without limitation, earnings per share, earnings before taxes, earnings before interest and taxes, and earnings before interest, taxes, depreciation and amortization), market share, market value added, net income, net sales, number of active OneAccounts, number of institutions under contract with the company, operating profit and operating income, pretax income before allocation of corporate overhead and bonus, reductions in costs, return on assets and return on net assets, return on equity, return on invested capital, revenue per active OneAccount, revenues, sales and sales growth, successful acquisition/divestiture, or total stockholder return and improvement of stockholder return.

If the committee determines that a change in the business, operations, corporate structure or capital structure of the company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance measures unsuitable, the committee may in its discretion modify such performance measures or the related levels of achievement, in whole or in part, as the committee deems appropriate and equitable, except where such action would result in the loss of qualification of the award as “performance-based compensation” under Section 162(m) of the Code.

In connection with the setting of the performance goals, the committee may provide in a form that meets the requirements of Section 162(m) of the Code for deducibility that any evaluation of performance may include or exclude certain items that may occur during any fiscal year, including, without limitation (i) asset write downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in FASB ASC 225-20 “Extraordinary and Unusual Items” and/or in management’s discussion and analysis of financial condition and results of operations appearing in our Annual Report on Form 10-K for the applicable year; (vi) acquisitions or divestitures; and (vii) foreign exchange gains and losses.

Performance goals may relate to individual performance, company performance or business unit performance.

In addition, any performance measure may be used to measure the performance of the company or a subsidiary as a whole or any business unit of the company or a subsidiary or any combination thereof, as the committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of comparator companies, or a published or special index that the committee, in its sole discretion, deems appropriate.

Stockholder Rights

No person shall have any rights as a stockholder with respect to any shares of common stock covered by or relating to any award granted pursuant to the 2010 Equity Incentive Plan until the date of the issuance of a stock certificate with respect to such shares.

Amendment and Termination

Notwithstanding any other provision of the 2010 Equity Incentive Plan, our board may at any time suspend or discontinue the plan or revise or amend it in any respect whatsoever; provided, however, that to the extent that any applicable law, regulation, or rule of a stock exchange requires stockholder approval in order for any such revision or amendment to be effective, such revision or amendment shall not be effective without such approval.

Transferability

Awards granted under the 2010 Equity Incentive Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the committee may provide for the transferability of nonqualified stock options subject to conditions and limitations as determined by the committee.

Director Compensation

The following table sets forth compensation paid to our non-employee directors (or in certain cases to the shareholder which they represent on the board) for service on our board and board committees in fiscal 2009. Directors who are also our employees do not receive additional compensation for their service on our board or board committees.

Name	Fees Earned or Paid in Cash(1)($)	Option Awards ($)(2)	Total ($)
Paul Biddelman	13,250	163,138	176,388
David Cromwell	5,000	163,138	168,138
Stewart Gross	8,000	163,138	171,138
Shamez Kanji	7,250	163,138	170,388
Patrick McFadden	12,500	409,461	421,961
Charles Moran	6,750	409,461	416,211

(1)	In the case of Messrs. Cromwell, Gross and Kanji, the fees were paid to Sachem Ventures, LLC, Lightyear Capital LLC and North Hill Ventures II, L.P., respectively.
(2)	The amounts in this column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of stock option awards granted to our directors during fiscal 2009. For a description of the assumptions used in determining grant date fair value, see Note 2 to our consolidated financial statements. Includes (i) for each non-employee director, 30,000 options granted on December 4, 2009 which vest one-third on each of the first three anniversaries of grant, subject to acceleration in certain circumstances, have a strike price of $10.80 per share and expire December 3, 2019 and (ii) for Messrs. McFadden and Moran 105,000 options each granted on January 27, 2009 which vest one-third on the first anniversary of grant and in twenty-four equal monthly installments over the following two years, subject to acceleration in certain circumstances, have a strike price of $4.59 per share and expire January 26, 2019. In the case of Messrs. Gross and Kanji, the stock options were granted to Lightyear Capital II, LLC and North Hill Ventures II, L.P., respectively.

The following table sets forth, for each of the directors, the equity awards outstanding as of the end of fiscal 2009.

Name(1)	Grant Date		Option Awards
			Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price($)	Option Expiration Date
Paul Biddelman	3/28/2007		26,400	2,400	(2)	1.34	3/27/2017
	12/4/2009		—	30,000	(5)	10.80	12/3/2019
David Cromwell	12/4/2009		—	30,000	(5)	10.80	12/3/2019
Stewart Gross	12/4/2009	(3)	—	30,000	(5)	10.80	12/3/2019
Shamez Kanji	3/28/2007		26,400	2,400	(2)	1.34	3/27/2017
	12/4/2009	(4)	—	30,000	(5)	10.80	12/3/2019
Patrick McFadden	11/1/2001		28,800	—		0.14	10/31/2011
	1/27/2009		—	105,000	(6)	4.59	1/26/2019
	12/4/2009		—	30,000	(5)	10.80	12/3/2019
Charles Moran	1/27/2009		—	105,000	(6)	4.59	1/26/2019
	12/4/2009		—	30,000	(5)	10.80	12/3/2019

(1)	Our non-employee directors may have entered into agreements with the funds they represent with respect to the economic benefits granted to them.

(2)	This award vests over three years in thirty-six equal monthly installments commencing on the grant date.
(3)	This award was granted to Lightyear Capital II, LLC.
(4)	This award was granted to North Hill Ventures II, L.P.
(5)	This award vests at a rate of one-third on each of the first three anniversaries of the grant date.
(6)	This award vests at a rate of one-third on the first anniversary of the grant date, and in 24 equal monthly installments over the following two years.

In addition, on March 28, 2007, an option was granted to Sachem Ventures, LLC on the same terms as the other grants made on such date.

Non-employee directors of the company (or in certain cases the shareholder which they represent on the board) are entitled to receive the following compensation:

• board meeting (in person)	$1,000

• board meeting (by telephone)	$750

• committee meeting not held in connection with a board meeting (in person)	$1,000

• committee meeting held in connection with a board meeting (in person)	$500

• committee meeting (by telephone)	$750

• committee chair annual retainer	$5,000

In 2009, each non-employee director (or in certain cases the shareholder which they represent on the board) received an award of options to purchase 30,000 shares of our stock at an exercise price of $10.80 per share. Additionally, each of Messrs. McFadden and Moran received options to purchase 105,000 shares of our stock at an exercise price of $4.59 per share in connection with his appointment to our board of directors. Non-employee directors are also reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance.

Upon consummation of this offering, directors who are also our employees will continue to receive no compensation for their service on our board of directors or any board committee. We expect to pay all of our non-employee directors (or in certain cases the shareholder which they represent on the board) annual retainer fees only, with no additional fees for attendance at board meetings, and to make annual equity grants to our non-employee directors under our 2010 Equity Incentive Plan, in each case in the amounts set annually by the compensation committee. We currently expect that each non-employee director will receive an annual cash retainer of $35,000. Additionally we currently expect to make annual equity awards valued at $140,000, split equally between restricted stock and stock options. Annual retainers are expected to be paid to the chair of each committee of the board of directors as follows: $20,000 for the audit committee chair, $10,000 for the compensation committee chair and $7,500 for the nominating and governance committee chair. Annual retainers are also expected to be paid to committee members as follows: $10,000 for the audit committee, $5,000 for the compensation committee and $3,750 for the nominating and governance committee. Directors will also be reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance. Other than as described above, we do not expect to provide any of our directors with any other compensation or perquisites.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of May 1, 2010 (unless otherwise indicated) regarding the beneficial ownership of our common stock (i) immediately prior to and (ii) as adjusted to give effect to this offering by:

•	each selling stockholder;

•	each person or group who is known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors and each director nominee; and

•	all of the executive officers, directors and each director nominee as a group.

“Beneficial ownership” for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. The information does not necessarily indicate beneficial ownership for any other purpose, including economic interest. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. For purposes of the calculations in the table below, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person which may be exercised within 60 days after May 1, 2010. For purposes of calculating each person’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after May 1, 2010 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The table below assumes the underwriters do not exercise their option to purchase additional shares.

For purposes of the table below, we have assumed a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering. Applicable percentage ownership prior to this offering is based on 51,670,890 shares of common stock outstanding on May 1, 2010, which gives effect to the conversion of each share of our preferred stock (including 417,049 shares of series A preferred stock, 1,086,784 shares of series B preferred stock, 2,522,554 shares of series C preferred stock, 2,180,633 shares of series C-1 preferred stock, 1,313,604 shares of series D preferred stock, and 5,454,545 shares of series E preferred stock) into one share of common stock. Each series of our preferred stock will convert automatically upon the consummation of this offering. Applicable percentage ownership after this offering is based on 55,317,703 shares of common stock outstanding upon the completion of this offering.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned Prior to this Offering			Number of Shares of Common Stock Offered		Shares Beneficially Owned After this Offering
	Number(2)		Percentage			Number(2)		Percentage
5% Stockholders
Lightyear Capital	16,363,635	(3)	31.7%	3,478,260	(43)	12,885,375	(51)	23.3%
Club Circle Partners	3,777,681	(4)	7.3%	656,988		3,120,693		5.6%
North Hill Ventures II, L.P.	3,628,800	(5)	7.0%	23,039	(44)	3,605,761	(52)	6.5%
Hanseatic Americas LDC	3,447,855	(6)	6.7%	999,378	(45)	2,448,477		4.4%
Kevin Jones	2,970,000	(7)	5.7%	—		2,970,000		5.4%
All 5% stockholders as a group (5 persons)	30,187,971	(3)(4) (5)(6) (7)	58.4%	5,157,665	(43) (44) (45)	25,030,306	(51)(52)	45.2%
Executive Officers and Directors
Dean Hatton	2,089,131	(8)	3.9%	402,000		1,682,042	(53)	3.0%
Mark Volchek	2,802,396	(9)	5.4%	525,000		2,277,396	(54)	4.1%
Miles Lasater	2,802,396	(10)	5.4%	525,000	(46)	2,277,396	(55)	4.1%
Casey McGuane	506,013	(11)	*	103,166		401,801	(56)	*
Robert Reach	176,610	(12)	*	44,574		131,126	(57)	*
Paul Biddelman	3,476,655	(6)(13)	6.7%	999,378	(45)	2,477,277	(58)	4.5%
David Cromwell	834,936	(14)	1.6%	350,494	(47)	484,442	(59)	*
Stewart Gross	16,363,635	(3)	31.7%	3,478,260	(43)	12,885,375	(51)	23.3%
Shamez Kanji	3,628,800	(5)	7.0%	23,039	(44)	3,605,761	(52)	6.5%
Patrick McFadden	78,381	(15)	*	—		78,381		*
Charles Moran	157,581	(16)	*	—		157,581		*
All executive officers and directors as a group (11 persons)	32,916,534	(3)(5) (6)(8) (9)(10) (11)(12) (13)(14) (15)(16)	59.6%	6,450,911	(43) (44) (45) (46) (47)	26,458,578	(51)(52)(53) (54)(55) (56)(57) (58)(59)	45.5%
Other Selling Stockholders
Webster Financial Corporation	1,200,000	(17)	2.3%	652,174		547,826		*
Marnat LP	565,506	(18)	1.1%	483,049		82,457		*
Sean P. Glass Revocable Trust	2,370,834	(19)	4.6%	334,050		2,036,784		3.7%
GML Investment Partnership No. 1, L.P.	1,881,816	(20)	3.6%	716,093	(48)	1,165,723	(60)	2.1%
Sachem Ventures, LLC	834,936	(14)	1.6%	350,494	(47)	484,442	(59)	*
Inter-Atlantic Fund, L.P.	780,000	(21)	1.5%	339,130		440,870		*
David Cohen	601,533	(22)	1.2%	173,913		427,620		*
Donald R. Cooper	187,500	(23)	*	163,043		24,457		*
Peter Glass Grantor – Retained Annuity Trust	272,028	(24)	*	156,522		115,506		*
LBB Capital Partners, LP	300,000	(25)	*	130,435		169,565		*
B. Lance Sauerteig	141,429	(26)	*	122,982		18,447		*
Michael Palitz	300,000	(27)	*	78,261		221,739		*
Robert L. Fiscus	88,800	(28)	*	34,748		54,052		*
Judith Lasater	343,995	(29)	*	93,912	(49)	250,083	(61)	*
Jerome Capital, LLC	165,882	(30)	*	72,123		93,759		*
Geraldine A. Herbert Revocable Trust	108,351	(31)	*	65,953		42,398		*
John W. Herbert Revocable Trust	108,351	(32)	*	65,953		42,398		*
William J. Downes and Laura B. Downes	335,400	(33)		65,217	(50)	270,183	(62)	*
Christopher Getman	75,540	(34)	*	61,339		14,201		*
Ike Lasater	343,995	(29)	*	93,912	(49)	250,083	(61)	*
Amer Rehman	209,091	(35)	*	54,545		154,546		*
ESearchGroup	180,000	(36)	*	31,304		148,696		*

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned Prior to this Offering			Number of Shares of Common Stock Offered		Shares Beneficially Owned After this Offering
	Number(2)		Percentage			Number(2)		Percentage
Paul C. Settelmeyer	218,391	(37)	*	15,992		202,399		*
Charles K. Lasater	84,996	(29)	*	14,782		70,214		*
Inter-Atlantic Management Services LLC	13,599	(38)	*	6,757		6,842		*
Dean D. McCormick II	15,000		*	3,913		11,087		*
Carl E Hanes Jr.	64,458	(39)	*	37,268		27,190	(63)	*
Nils Schulze-Halberg	22,500		*	19,565		2,935		*
Pamela A. Field Trust	37,500	(40)	*	16,304		21,196		*
Sebastian Rossi	218,499	(41)	*	13,043		205,456	(64)	*
David Meyers	15,000		*	6,522		8,478		*
Richard Bell	23,040	(42)	*	5,910		17,130	(65)	*
Logan Lindsell	42,000		*	3,478		38,522		*
All other selling stockholders as a group (33 persons)	11,805,975	(14)(17) (18)(19) (20)(21) (22)(23) (24)(25) (26)(27) (28)(29) (30)(31) (32)(33) (34)(35) (36)(37) (38)(39) (40)(41) (42)	22.7%	4,388,774	(47) (48) (49) (50)	7,417,201	(59)(60)(61) (62)(63) (64)(65)	13.3%

*	Less than one percent (1%)

(1)	The addresses for the listed beneficial owners are as follows: for Lightyear Capital, 375 Park Avenue, Floor 11, New York, NY, 10152; for Club Circle Partners, 780 N. Water Street, Milwaukee, Wisconsin 53202; for North Hill Ventures II, L.P., c/o Shamez Kanji, 10 Post Office Square, 11th Floor, Boston, Massachusetts 02109; for Hanseatic Americas LDC, c/o Paul Biddelman, 450 Park Ave, Suite 2302, New York, New York 10022; for Kevin Jones, c/o Evisions, 752 Rodeo Circle, Orange, California 92869; and for each director, executive officer, or other selling stockholder, c/o Higher One Holdings, Inc., 25 Science Park, New Haven, Connecticut 06511.
(2)	Includes options held by each shareholder, if any, that are currently exercisable or will become exercisable within 60 days.
(3)	Gives effect to the conversion of 5,427,272 shares of series E preferred stock held by Lightyear Fund II, L.P. and 27,273 shares of series E preferred stock held by Lightyear Co-Invest Partnership II, L.P. into 16,363,635 shares of common stock. Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P. are funds advised by Lightyear Capital LLC. Stewart Gross is a managing director and member of the investment committee of Lightyear Capital LLC. Mr. Gross may be deemed to be the beneficial owner of shares owned by Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P. Mr. Gross disclaims beneficial ownership of any securities owned by Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., except to the extent of his pecuniary interest therein. As the general partner of both Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., Lightyear Fund II GP, L.P. may be deemed to share voting and/or dispositive power over such securities. As the general partner of Lightyear Fund II GP, L.P., Lightyear Fund II GP Holdings, LLC may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, LLC, Marron & Associates may also be deemed to share voting and/or dispositive power over such securities. As the sole member of Marron & Associates, LLC, Chestnut Venture Holdings, LLC may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Chestnut Venture Holdings, LLC, Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities. However, each of Lightyear Fund II GP, L.P., Lightyear Fund II GP Holdings, LLC, Marron & Associates, LLC, Chestnut Venture Holdings, LLC, and Donald B. Marron disclaims beneficial ownership of the shares held by Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., except to the extent of its or his pecuniary interest in such shares. Lightyear Fund II, L.P. is the majority shareholder of Cetera Financial Holdings, Inc., which is the holding company for the following four broker-dealers: Financial Network Investment Corporation, Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc. and Guaranty Brokerage Services, Inc.
(4)	Gives effect to the conversion of 7,068 shares of series B preferred stock, 825,000 shares of series C preferred stock, 178,588 shares of series C-1 preferred stock, and 248,571 shares of series D preferred stock into 3,777,681 shares of common stock. Henry G. “Gus” Fuldner, a partner and the manager of Club Circle Partners, holds sole voting and dispositive power over the securities held by Club Circle Partners. Mr. Fuldner disclaims beneficial ownership of the securities held by Club Circle Partners, except to the extent of his pecuniary interest therein. Mr. Fuldner has observer rights on the board.
(5)	Gives effect to the conversion of 1,200,000 shares of series C-1 preferred stock held by North Hill Ventures II, L.P. into 3,600,000 shares of common stock and includes 28,800 options to purchase common stock exercisable within 60 days after December 31, 2009 held by North Hill Ventures II, L.P. North Hill Ventures GP II, LLC is the general partner and manages North Hill Ventures II, L.P. Shamez Kanji and Brett Rome are the two managing members of North Hill Ventures GP II, LLC. Messrs. Kanji and Rome share voting and/or dispositive rights power over the securities held by North Hill Ventures II, L.P. Mr. Kanji may be deemed to be the beneficial owner of shares owned by North Hill Ventures II, L.P.

(6)	Gives effect to the conversion of 750,714 shares of series C preferred stock, 250,000 shares of series C-1 preferred stock, and 148,571 shares of series D preferred stock held by Hanseatic Americas LDC into 3,447,855 shares of common stock. Paul Biddelman is president of Hanseatic Corporation, the manager of Hanseatic Americas LDC, and president of Hanseatic Americas LDC. Mr. Biddelman and Wolfgang Traber share voting and/or dispositive power over the securities held by Hanseatic Americas LDC. Mr. Biddelman may be deemed to be the beneficial owner of shares owned by Hanseatic Americas LDC.
(7)	Includes 2,970,000 shares held in escrow and subject to our right to repurchase under certain conditions as set forth in an intellectual property purchase agreement between Kevin Jones and the company. See “Certain Relationships and Related Party Transactions—EduCard Transaction”.
(8)	Includes 315,471 shares of common stock and 1,773,660 options to purchase common stock exercisable within 60 days after May 1, 2010.
(9)	Includes 2,350,836 shares of common stock and 451,560 options to purchase common stock exercisable within 60 days after May 1, 2010.
(10)	Includes 2,050,836 shares of common stock held by Miles Lasater, 300,000 shares of common stock held by the Miles Hanson Lasater 2009 GRAT and 451,560 options to purchase common stock exercisable within 60 days after May 1, 2010 held by Miles Lasater. Miles Lasater is married to Glyn Elizabeth Lasater, who is the trustee of the Miles Hanson Lasater 2009 GRAT. Mr. Lasater may be deemed to be the beneficial owner of shares owned by the Miles Hanson Lasater 2009 GRAT.
(11)	Includes 11,952 shares of common stock and 494,061 options to purchase common stock exercisable within 60 days after May 1, 2010.
(12)	Includes 1,299 shares of common stock and 175,311 options to purchase common stock exercisable within 60 days after May 1, 2010.
(13)	Includes 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010.
(14)	Includes 806,136 shares of common stock and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010 held by Sachem Ventures, LLC. David Cromwell is the president of Hillhouse Advisors, Inc., which is the Managing Member of Sachem Ventures, LLC, and Mr. Cromwell controls the voting of shares held by Sachem Ventures, LLC. Mr. Cromwell may be deemed to be the beneficial owner of shares owned by Sachem Ventures, LLC. Mr. Cromwell disclaims beneficial ownership of any securities owned by Sachem Ventures, LLC.
(15)	Includes 78,381 options to purchase common stock exercisable within 60 days after May 1, 2010.
(16)	Includes 142,998 shares of common stock and 14,583 options to purchase common stock exercisable within 60 days after May 1, 2010.
(17)	Gives effect to the conversion of 400,000 shares of series C-1 preferred stock into 1,200,000 shares of common stock. Gerard P. Plush, senior executive vice president and chief financial officer/chief risk officer of Webster Financial Corporation, holds voting and dispositive power over the securities held by Webster Financial Corporation.
(18)	Gives effect to the conversion of 40,984 shares of series A preferred stock, 137,500 shares of series B preferred stock and 10,018 shares of series D preferred stock into 565,506 shares of common stock. Nathaniel Woodson holds voting and dispositive power over the securities held by Marnat LP.
(19)	Sean P. Glass, as the trustee of the Sean P. Glass Revocable Trust, holds voting and dispositive power over the securities held by the Sean P. Glass Revocable Trust.
(20)	Gives effect to the conversion of 500,000 shares of series B preferred stock, 50,000 shares of series C preferred stock and 77,272 shares of series D preferred stock into 1,881,816 shares of common stock. Garland M. Lasater Jr., Garland M. Lasater III, Edward C. Lasater II and Mollie Lasater, through Humble Court, LLC, share voting and dispositive power over the securities held by GML Investment Partnership No. 1, L.P. Garland M. Lasater Jr., Garland M. Lasater III, Edward C. Lasater II and Mollie Lasater are related to Miles Lasater.
(21)	Gives effect to the conversion of 260,000 shares of series D preferred stock into 780,000 shares of common stock. Andrew Lerner, Brett Baris, Frederick Hammer and Robert Lichten share voting and dispositive power of the securities held by Inter-Atlantic Fund, L.P.
(22)	Gives effect to the conversion of 80,250 shares of series C preferred stock, 20,261 shares of series C-1 preferred stock and 100,000 of series D preferred stock into 601,533 shares of common stock.
(23)	Gives effect to the conversion of 62,500 shares of series B preferred shares into 187,500 shares of common stock.
(24)	Gives effect to the conversion of 46,439 shares of series A preferred stock, 27,500 shares of series B preferred stock, 1,443 shares of series C preferred stock and 15,294 shares of series C-1 preferred stock held by Peter Glass Grantor – Retained Annuity Trust into 272,028 shares of common stock. Sabrina U. Glass holds the voting and dispositive power over the securities held by Peter Glass Grantor – Retained Annuity Trust.
(25)	Gives effect to the conversion of 100,000 shares of series B preferred stock into 300,000 shares of common stock. Tom H. Sharpe holds voting and dispositive power over the securities held by LBB Capital Partners, LP.
(26)	Gives effect to the conversion of 47,143 shares of series C preferred stock into 141,429 shares of common stock.
(27)	Gives effect to the conversion of 100,000 shares of series D preferred stock into 300,000 shares of common stock.
(28)	Gives effect to the conversion of 29,600 shares of series B preferred stock into 88,800 shares of common stock.
(29)	With respect to Judith H. Lasater and Ike Lasater, gives effect to the conversion of 66,114 shares of series A preferred stock held by Ike Lasater, 8,467 shares of series A preferred stock held by Judith H. Lasater, and 40,084 shares of series B stock held by Judith H. Lasater into 343,995 shares of common stock. Judith H. Lasater and Ike Lasater may be deemed to be the beneficial owner of shares owned by the other. Judith H. Lasater, Ike Lasater and Charles K. Lasater are related to Miles Lasater.
(30)	Gives effect to the conversion of 55,294 shares of series A preferred stock into 165,882 shares of common stock. Halley Faust holds voting and dispositive power over the securities held by Jerome Capital, LLC.
(31)	Gives effect to the conversion of 20,492 shares of series A preferred stock and 15,625 shares of series B preferred stock into 108,351 shares of common stock. John W. and Geraldine A. Herbert, co-trustees of the Geraldine A. Herbert Revocable Trust, share voting and dispositive power over the securities held by the Geraldine A. Herbert Revocable Trust.

(32)	Gives effect to the conversion of 20,492 shares of series A preferred stock and 15,625 shares of series B preferred stock into 108,351 shares of common stock. John W. and Geraldine A. Herbert, co-trustees of the John W. Herbert Revocable Trust, share voting and dispositive power over the securities held by the John W. Herbert Revocable Trust.
(33)	Gives effect to the conversion of 25,000 shares of series B preferred stock held by William J. Downes and Laura B. Downes as joint tenants with right of survivorship into 75,000 shares of common stock, 50,000 shares of series B preferred stock held by RBC Capital Markets Corp custodian for William J. Downes IRA into 150,000 shares of common stock and 36,800 shares of series C preferred stock held by RBC Dain Rauscher Inc. custodian for Laura B. Downes IRA into 110,400 shares of common stock. William J. Downes holds voting and dispositive power over the securities held by RBC Capital Markets Corp custodian for William J. Downes IRA. Laura B. Downes holds voting and dispositive power over the securities held by RBC Dain Rauscher Inc. custodian for Laura B. Downes IRA. William J. Downes and Laura B. Downes may be deemed to be the beneficial owners of shares owned by RBC Capital Markets Corp custodian for William J. Downes IRA and RBC Dain Rauscher Inc. custodian for Laura B. Downes IRA.
(34)	Gives effect to the conversion of 25,180 shares of series B preferred stock into 75,540 shares of common stock.
(35)	Gives effect to the conversion of 58,000 shares of series C preferred stock and 11,697 shares of series C-1 preferred stock into 209,091 shares of common stock.
(36)	Includes 180,000 shares of common stock. Ronald R. Evans holds voting and dispositive power over the securities held by ESearchGroup.
(37)	Gives effect to the conversion of 32,500 shares of series C preferred stock, 11,697 shares of series C-1 preferred stock and 28,600 shares of series D preferred stock into 218,391 shares of common stock.
(38)	Andrew Lerner, Brett Baris, Frederick Hammer and Robert Lichten share voting and dispositive power over the securities held by Inter-Atlantic Management Services LLC.
(39)	Gives effect to the conversion of 14,286 shares of series D preferred stock into 42,858 shares of common stock and 21,600 options to purchase common stock exercisable within 60 days after May 1, 2010.
(40)	Gives effect to the conversion of 12,500 shares of series C preferred stock into 37,500 shares of common stock. Pamela A. Field holds voting and dispositive rights power over the securities held by Pamela A. Field Trust.
(41)	Includes 15,000 shares of common stock and 203,499 options to purchase common stock exercisable within 60 days after May 1, 2010.
(42)	Includes 10,194 shares of common stock and 12,846 options to purchase common stock exercisable within 60 days after May 1, 2010.
(43)	Represents 3,460,869 shares sold by Lightyear Fund II. L.P. and 17,391 shares sold by Lightyear Co-Invest Partnership II, L.P.
(44)	Subsequent to May 1, 2010, North Hill Ventures II, L.P. distributed shares of preferred stock to its partners. The amount sold represents 2,006 shares sold by North Hill Ventures GP II, LLC, 7,990 shares sold by Brett Rome and 13,043 shares sold by Benjamin Malka.
(45)	Represents 999,378 shares sold by Hanseatic Americas LDC.
(46)	Represents 485,870 shares sold by Miles Lasater and 39,130 shares sold by the Miles Hanson Lasater 2009 GRAT.
(47)	Represents 350,494 shares sold by Sachem Ventures, LLC.
(48)	Subsequent to May 1, 2010, GML Investment Partnership No. 1, L.P., distributed shares of preferred stock to its partners. The amount sold represents 360,866 shares sold by GML Investment Partnership No. 1, L.P., 52,174 shares sold by Garland M. Lasater III, 29,429 shares sold by Edward C. Lasater II, 130,435 shares sold by the Edward C. Lasater II 1995 GST Exempt Trust (over whose shares Edward A. Lasater has sole voting and dispositive power), 130,435 shares sold by the Garland M. Lasater III 1995 GST Exempt Trust (over whose shares Edward A. Lasater has sole voting and dispositive power) and 12,754 shares sold by Humble Court, LLC.
(49)	Represents 74,782 shares sold by Judith Lasater and 19,130 shares sold by Ike Lasater.
(50)	Represents 65,217 shares sold by William J. Downes and Laura B. Downes as joint tenants with right of survivorship.
(51)	Includes 12,820,947 shares of common stock held by Lightyear Fund II, L.P. and 64,428 shares of common stock held by Lightyear Co-Invest Partnership II, L.P.
(52)	Includes 3,102,846 shares of common stock and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010 held by North Hill Ventures II, L.P., 21,061 shares of common stock held by North Hill Ventures GP II, LLC, 179,982 shares of common stock held by Shamez Kanji, 175,775 shares of common stock held by Brett Rome and 97,297 shares of common stock held by Benjamin Malka.
(53)	Includes 315,471 shares of common stock and 1,366,571 options to purchase common stock exercisable within 60 days after May 1, 2010.
(54)	Includes 1,825,836 shares of common stock and 451,560 options to purchase common stock exercisable within 60 days after May 1, 2010.
(55)	Includes 1,656,271 shares of common stock held by Miles Lasater, 260,870 shares of common stock held by the Miles Hanson Lasater 2009 GRAT and 451,560 options to purchase common stock exercisable within 60 days after May 1, 2010 held by Miles Lasater.
(56)	Includes 5,202 shares of common stock and 396,599 options to purchase common stock exercisable within 60 days after May 1, 2010.
(57)	Includes 1,299 shares of common stock and 129,827 options to purchase common stock exercisable within 60 days after May 1, 2010.
(58)	Includes 2,448,477 shares of common stock held by Hanseatic Americas LDC and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010.
(59)	Includes 455,642 shares of common stock and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010 held by Sachem Ventures, LLC.
(60)

Includes 54,130 shares of common stock held by GML Investment Partnership No. 1, L.P., 241,190 shares of common stock held by Garland M. Lasater III, 263,935 shares of common stock held by Edward C. Lasater II, 162,929 shares of common stock held by the Edward C. Lasater II 1995 GST Exempt Trust, 162,929 shares of common stock held by the Garland M. Lasater III 1995 GST Exempt Trust, 1,913 shares of common stock held by Humble Court, LLC and 278,697 shares of common stock held by the Lasater Family Trust. Garland M. Lasater III and Edward C. Lasater II are related to Miles Lasater.

(61)	Includes 70,871 shares of common stock held by Judith Lasater and 179,212 shares of common stock held by Ike Lasater.
(62)	Includes 9,783 shares of common stock held by William J. Downes and Laura B. Downes as joint tenants with right of survivorship, 150,000 shares of common stock held by RBC Capital Markets Corp custodian for William J. Downes IRA and 110,400 shares of common stock held by RBC Dain Rauscher Inc. custodian for Laura B. Downes IRA.
(63)	Includes 5,590 shares of common stock and 21,600 options to purchase common stock exercisable within 60 days after May 1, 2010.
(64)	Includes 1,957 shares of common stock and 203,499 options to purchase common stock exercisable within 60 days after May 1, 2010.
(65)	Includes 4,284 shares of common stock and 12,846 options to purchase common stock exercisable within 60 days after May 1, 2010.

The following table sets forth information relating to the shares being sold in this offering that are beneficially owned by certain members of our board of directors and our named executive officers. For purposes of the table below, we have assumed a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering.

Name of Beneficial Owner	Number of Shares of Common Stock Offered		Expected Proceeds(1)
Dean Hatton	402,000	(2)	$5,981,760
Mark Volchek	525,000	(3)	7,812,000
Miles Lasater	525,000	(3)	7,812,000
Casey McGuane	103,166	(2)	1,535,110
Robert Reach	44,574	(2)	663,261
Paul Biddelman	999,378	(4)	14,870,745
David Cromwell	350,494	(5)	5,215,351
Steward Gross	3,478,260	(6)	51,756,509
Shamez Kanji	2,006	(7)	29,849
All executive officers and directors as a group	6,429,878		$95,676,585

(1)	Proceeds from the offering received by each of the directors and officers, after deducting underwriting discounts and commissions (but excluding taxes), are based on an assumed initial offering price of $16.00 per share, the mid-point of the range of prices set forth on the cover of this prospectus.
(2)	Messrs. Hatton, McGuane and Reach acquired shares as compensation in connection with their employment.
(3)	Messrs. Volchek and Lasater acquired shares as founders of the company and as compensation in connection with their employment.
(4)	Pursuant to the preferred stock and warrant purchase agreement dated July 2, 2002, Hanseatic Americas LDC, for which Mr. Biddelman may be deemed the beneficial owner and which currently holds 750,714 shares of our series C convertible preferred stock, acquired 1,000,000 shares of our series C convertible preferred stock and 150,000 warrants for $1,000,000. Pursuant to the preferred stock purchase agreement dated December 12, 2003, Hanseatic Americas LDC acquired 250,000 shares of our series C-1 convertible preferred stock for $1.00 per share. Pursuant to the preferred stock purchase agreement dated December 22, 2004, Hanseatic Americas LDC acquired 148,571 shares of our series D convertible preferred stock for $1.75 per share.
(5)	Pursuant to the Subscription and Purchase Agreement dated November 30, 2000, Sachem Ventures, LLC acquired 869,565 shares of our common stock. David Cromwell is the president of Hillhouse Advisors, Inc., which is the Managing Member of Sachem Ventures, LLC, and Mr. Cromwell controls the voting of shares held by Sachem Ventures, LLC. Mr. Cromwell may be deemed to be the beneficial owner of shares owned by Sachem Ventures, LLC. Mr. Cromwell disclaims beneficial ownership of any securities owned by Sachem Ventures, LLC.
(6)	Pursuant to the preferred stock purchase agreement dated July 23, 2008, Lightyear Capital LLC acquired 5,454,545 shares of our series E convertible preferred stock for $13.75 per share. Lightyear Capital LLC advises Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., which hold 5,427,272 shares of our series E preferred stock and 27,273 shares of our series E preferred stock, respectively. Mr. Gross is a managing director and member of the investment committee of Lightyear Capital LLC. Mr. Gross may be deemed to be the beneficial owner of shares owned by Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P. Mr. Gross disclaims beneficial ownership of any securities owned by Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., except to the extent of his pecuniary interest therein.
(7)	Pursuant to the preferred stock purchase agreement dated December 12, 2003, North Hill Ventures II, L.P. acquired 2,000,000 shares of our series C-1 convertible preferred stock for $1.00 per share. Subsequent to May 1, 2010, North Hill Ventures II, L.P. distributed shares of preferred stock to its partners, including to North Hill Ventures GP II, LLC which expects to sell 2,006 shares in this offering. Mr. Kanji is one of two managing members of North Hill Ventures GP II, LLC. Mr. Kanji shares voting and/or dispositive power over the securities held by North Hill Ventures II, L.P. Mr. Kanji may be deemed to be the beneficial owner of shares owned by North Hill Ventures II, L.P.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Investor Rights Agreement

On August 26, 2008, we entered into an amended and restated investor rights agreement with certain key holders of our common stock, including our founders and Sachem Ventures LLC, and the holders of our convertible preferred stock, which we refer to collectively as the Investors, relating to all shares of our capital stock that they hold or may hold in the future. Under this agreement, the Investors have preemptive rights in certain circumstances upon a sale by us of certain securities, including shares of our common stock. This agreement also places certain restrictions on the ability of Investors to transfer their capital stock and gives rights of first refusal to us and other Investors with respect to capital stock sold by an Investor. Among other things, we have also agreed to furnish our annual audit report, other reports prepared by our auditors, our annual board-approved business plans, and notification of all actions and suits adversely affecting us, our subsidiaries or our employees, as well as the occurrence of any material and adverse change to holders of capital stock holding at least 5% of our outstanding share capital or at least 800,000 shares of common stock (without giving effect to the 3-for-1 stock split), maintain certain insurance, permit certain inspections of our premises, obtain certain employee agreements and restrict certain grants of stock-based awards and dealings with affiliates. The provisions described above will terminate under the terms of the agreement upon the completion of this offering.

The investor rights agreement also provides that the holders of certain classes of our convertible preferred stock may nominate members of the board of directors whose election will be supported by the other signatories to the agreement. With the conversion into shares of common stock of all of our outstanding shares of preferred stock upon the consummation of this offering, the preferred stockholders’ board appointment rights will expire.

In addition, the investor rights agreement provides that, under certain circumstances, we are required to register shares of our capital stock held by certain of the Investors under the Securities Act. See “Shares Eligible for Future Sale—Registration Rights.” We believe that the terms of the investor rights agreement were reasonable and comparable to the terms of an agreement negotiated on an arms-length basis.

Equity Sales and Grants

On May 31, 2007, Higher One, Inc. sold 240,000 shares of its common stock to Mark Volchek, Miles Lasater and Sean Glass for an aggregate consideration of $960,000 in cash or $4.00 per share (without giving effect to the 3-for-1 stock split). Under the terms of the sale, Higher One, Inc. received an aggregate initial payment of $240 in cash representing the $0.001 par value of the common stock, with the remainder payable upon Higher One Bank, Inc.’s capitalization in a certain amount and receipt of a final banking charter. The terms of the sale provided us with the right to repurchase the shares at par value if this remaining payment was not made by December 31, 2007. In December 2007, we extended this payment deadline to March 31, 2008. In March 2008, we exercised our right to repurchase the shares at par value due to the continued pending status of the final banking charter, which was subsequently abandoned in June 2008. We dissolved Higher One Bank, Inc. in June 2008. We believe that the terms of the sale were reasonable and comparable to the terms of a sale negotiated on an arms-length basis.

On August 26, 2008, we sold 5,454,545 shares of our series E convertible participating preferred stock, $0.001 par value, to Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., both affiliates of Lightyear Capital LLC, for an aggregate consideration of $74,999,993.75 in cash, or $13.75 per share. We believe that the terms of the sale were reasonable and comparable to the terms of a sale negotiated on an arms-length basis.

On April 10, 2009, we sold 36,000 shares of our common stock to one of our directors, Charles Moran, for an aggregate consideration of $495,000 in cash, or $13.75 per share (without giving effect to the 3-for-1 stock split). We believe that the terms of the sale were reasonable and comparable to the terms of a sale negotiated on an arms-length basis.

Indemnification Agreements

Our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will be in effect upon the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. As permitted by Delaware law, we have entered into indemnification agreements with each of our directors that require us to indemnify our directors against all expenses (including reasonable attorneys’, witness or other professional fees) and liabilities (including judgments, damages and amounts paid in settlement, including those arising out of the negligence or active or passive wrongdoing of such persons) incurred, suffered or paid by a director in connection with any threatened, pending or completed claim, action, suit, arbitration, alternate dispute resolution process, investigation, administrative hearing, appeal, or any other proceeding, to which any such director may be a party or threatened to be made a party or otherwise involved in as a witness by reason of such director’s status serving (i) as our director, (ii) in any capacity with respect to any of our employee benefit plans, or (iii) as a director, partner, trustee, officer, employee or agent of any other entity at our request, including one of our subsidiaries.

The indemnification agreements also require us to advance expenses incurred by such persons within thirty days after receipt of a written request, provided that such persons undertake to repay such amounts if it is ultimately determined that they are not entitled to indemnification. Additionally, the agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including a presumption that such persons are entitled to indemnification under the agreements and that we have the burden of proof to overcome that presumption in reaching any contrary determination.

We are not required to provide indemnification under the agreements for certain matters, including: (i) indemnification and advancement of expenses for any action initiated by or on behalf of such person without the consent of our board of directors (except actions to enforce a right to indemnification or advancement of expenses under this agreement), and (ii) indemnification beyond that permitted by Delaware law. We believe that the terms of the agreements were reasonable and comparable to the terms of agreements negotiated on an arms-length basis.

Non-Competition Agreements

We have not entered into and currently do not intend to enter into any employment agreements with our executive officers. However, we have entered into certain non-competition agreements with our executive officers. Each non-competition agreement provides that the executive generally will not disclose our proprietary information and will not compete with us or solicit our customers and employees for the duration of the executive’s employment and for a period of twelve months following termination of employment. We believe that the terms of the agreements were reasonable and comparable to the terms of agreements negotiated on an arms-length basis.

EduCard Transaction

In June 2008, we acquired EduCard, LLC, or EduCard, which provided prepaid debit card processing and other payment solutions, and entered into a related integration agreement with EduCard’s parent company, Evisions, Inc., to integrate a software application. The president and chief executive officer of Evisions is Kevin Jones, who owns shares of our common stock, which he acquired in connection with his sale of certain intellectual property to us, as described below.

In connection with the EduCard acquisition and pursuant to an intellectual property purchase agreement, we purchased certain intellectual property from Kevin Jones for an aggregate consideration of 1,000,000 shares of our common stock (without giving effect to the 3-for-1 stock split). The shares are held in an escrow account and are subject to the following conditional rights to repurchase at par value, $0.001 per share: (i) we had the right to repurchase all of the shares if, on December 31, 2009, the number of students enrolled at higher education institutional clients that use the Evisions software with OneDisburse, or Evisions Students, had been less than 100,000; (ii) we may exercise our right to repurchase all of the shares if, on December 31, 2010, the number of Evisions Students is less than 200,000; and (iii) if, on December 31, 2011, the number of Evisions Students is less than 1,000,000, our repurchase right shall automatically be exercised in respect of the number of shares equal to 1,000,000 less the number of Evisions Students. As of December 31, 2009, there were 256,845 Evisions Students and, consequently, on December 31, 2011, not less than 256,845 shares of our common stock will be released from escrow to Mr. Jones. We believe that the terms of the EduCard acquisition and the terms of the related purchase of intellectual property were reasonable and comparable to the terms of a transaction negotiated on an arms-length basis.

Policy Concerning Related Party Transactions

In connection with this offering, we have adopted a formal written policy concerning related party transactions. A related party transaction is a transaction, arrangement or relationship involving us or a consolidated subsidiary (whether or not we or the subsidiary is a direct party to the transaction), on the one hand, and (i) a director, executive officer or employee of us or a consolidated subsidiary, his or her immediate family members or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest; or (ii) any person who is the beneficial owner of more than 5% of our voting securities or a member of the immediate family of such person.

The audit committee evaluates each related party transaction for the purpose of recommending to the disinterested members of the board whether the transaction is fair, reasonable and within our company’s policy, and should be ratified and approved by the board. Relevant factors include the benefits of the transaction to us, the terms of the transaction and whether the transaction was on an arms-length basis and in the ordinary course of our business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. At least annually, management will provide the audit committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by our policy concerning related party transactions, will be subject to termination by us or the relevant subsidiary, if so directed by the audit committee or the board, taking into account factors as such body deems appropriate and relevant.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Upon consummation of this offering, we will have 55,317,703 shares of common stock outstanding, assuming no exercise of outstanding options, except the exercise of options concurrent with this offering. All of the 14,250,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Except as set forth below, the remaining 41,067,703 shares of common stock held by our existing stockholders outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

•	17,245,337 shares of common stock will be eligible for sale upon the expiration of the lock-up agreements, 180 days after the date of this prospectus;

•

23,667,366 shares of common stock will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below; and

•	155,000 shares of common stock will be eligible for immediate sale upon the completion of this offering.

Rule 144

The SEC adopted amendments to Rule 144, which became effective on February 15, 2008. Under these amendments, persons who are beneficial owners of shares of our common stock that are “restricted securities” at the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 553,177 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights

Pursuant to the terms of our amended and restated investor rights agreement, Sachem Ventures and the holders of our convertible preferred stock, which we refer to collectively as the Rights Holders, will be entitled to rights with respect to the registration of shares of their capital stock, or the Registrable Stock, under the Securities Act, as described below. These registration rights will only cover shares of the Registrable Stock that have not been registered under the Securities Act and have not been sold pursuant to Rule 144 under the Securities Act.

Demand Registration Rights

At any time beginning one hundred eighty days after the completion of this offering, subject to certain exceptions, upon the request of holders of at least 50% of the Registrable Stock outstanding, we will be obligated to use our commercially reasonable best efforts to register such Registrable Stock. We are not required to effect more than one registration requested by the Rights Holders. The Rights Holders may not make such request for the ninety day period after the effective date of any registration statement filed by us covering a firm commitment underwritten public offering or more than once in any twelve month period.

Piggyback Registration Rights

If, following this offering, we register any of our securities under the Securities Act (other than on Form S-4 or Form S-8 under the Securities Act (or any successor forms thereto)), the Rights Holders will have the right to include any or all of their Registrable Stock in the registration statement subject to certain exceptions.

Form S–3 Registration Rights

At such time we are qualified to use a Form S-3 registration statement, holders of Registrable Stock will have the right to request an unlimited number of registrations on Form S-3, provided that any such request relates to Registrable Stock having an aggregate offering price of at least $1,000,000.

Registration expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriting discounts and selling commissions.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering that was completed in reliance on, and complied with the requirements of, Rule 701 will, subject to the lock-up restriction described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2000 Stock Option Plan and our new Omnibus Stock Incentive Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

General

We were incorporated in Delaware in 2008 and, subject to stockholder approval, plan to amend and restate our certificate of incorporation and our bylaws prior to the consummation of this offering. Unless otherwise indicated, all information in this prospectus assumes that our stockholders have approved and that we have adopted these amendments. The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and our bylaws following these amendments, as well as certain applicable provisions of Delaware law. Forms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect following this offering have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Upon the consummation of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, which will have a par value of $.001 per share. Following the consummation of this offering, we will have 55,317,703 shares of common stock outstanding. Prior to this offering, as of March 31, 2010, there were 47 holders of our common stock; 16 holders of series A convertible preferred stock that is convertible into our common stock; 20 holders of series B convertible preferred stock that is convertible into our common stock; 24 holders of series C convertible preferred stock that is convertible into our common stock; 15 holders of series C-1 convertible preferred stock that is convertible into our common stock; 14 holders of series D convertible preferred stock that is convertible into our common stock; and 2 holders of series E convertible preferred stock that is convertible into our common stock.

Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. In addition, holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

In the event of any reorganization of Higher One Holdings, Inc. with one or more corporations or a merger or share exchange of Higher One Holdings, Inc. with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Our outstanding shares of common stock, including the shares offered by us in this offering, when issued and paid for, are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the consummation of this offering, our certificate of incorporation will authorize the issuance of an aggregate of 20,000,000 shares of preferred stock. Prior to the consummation of this offering, there were 417,049 shares of our series A convertible preferred stock outstanding; 1,086,784 shares of our series B convertible preferred stock outstanding; 2,522,554 shares of our series C convertible preferred stock outstanding; 2,180,633 shares of our series C-1 convertible preferred stock outstanding; 1,313,604 shares of our series D convertible preferred stock outstanding; and 5,454,545 shares of our series E convertible preferred stock outstanding. We expect that all outstanding shares of all series of our preferred stock will be converted into common stock in connection with this offering. Upon the consummation of the offering, there will be no shares of preferred stock outstanding.

Our board of directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the designation, powers, rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Higher One Holdings, Inc. before any payment is made to the holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of securities of Higher One Holdings, Inc. or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of common stock.

Pre-emptive Rights

Our shareholders are not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock.

Certain Certificate of Incorporation and Bylaw Provisions

The certificate of incorporation provides for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. About one-third of the board will be elected annually, and each member will serve a three-year term. Under Delaware law, directors of a corporation with a classified board may only be removed for cause unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not provide that our shareholders can remove the directors without cause.

The certificate of incorporation provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. Our bylaws provide that, except as otherwise required by law, special meetings of the shareholders can only be called pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office or by the chairman of the board. Shareholders are not permitted to call a general meeting or to require the board of directors to call a general meeting. The bylaws establish an advance notice procedure for shareholder proposals to be brought before a general meeting of shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting.

The certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested shareholders, will apply to Higher One Holdings, Inc. Section 203 provides that, subject to certain exceptions, an “interested stockholder” of a Delaware corporation may not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder.

Our board of directors will be permitted to alter the provisions of our bylaws without obtaining shareholder approval.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the Delaware General Corporation Law as in effect from time to time. Our bylaws provide that, to the full extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services).

Listing

We intend to list our common stock on the New York Stock Exchange under the symbol “ONE”.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date of this prospectus. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder. A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•

an individual citizen or resident of the United States including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid United States federal income tax). A change in law may alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

In the event that we pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A foreign corporation receiving any such effectively connected dividends may be subject to an additional “branch profits tax” imposed at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax imposed at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death and common stock held by entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payer does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Recent Legislative Developments Potentially Affecting Taxation of Common Stock Held By or Through Foreign Entities

Legislation recently enacted by the United States Congress will generally impose a withholding tax of 30 percent on dividends paid on the common stock and the gross proceeds of a disposition of the common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30 percent on dividends paid on the common stock and the gross proceeds of a disposition of the common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. Holder of the common stock may be eligible for refunds or credits of such taxes. The legislation will be effective for amounts paid after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the common stock.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
UBS Securities LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.
William Blair & Company, L.L.C.
JMP Securities LLC

Total	14,250,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,137,500 shares from us and the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Higher One Holdings, Inc.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list the common stock on the New York Stock Exchange under the symbol “ONE”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the

Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The principal underwriters do not intend to act with discretion in allocating shares to accounts.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.7 million. The underwriters have agreed to reimburse Higher One Holdings, Inc. for $250,000 of expenses in connection with this offering.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the company.

VALIDITY OF COMMON STOCK

The validity of the issuance of the common stock offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Higher One Holdings, Inc. as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in the reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Informed Decisions Corporation as of and for the year ended March 31, 2009 and as of and for the nine months ended March 31, 2008 included in this prospectus have been so included in reliance upon the report of Burr Pilger Mayer, Inc., independent accountants, given on the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 registering the common stock to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and the exhibits and schedules filed as a part of the registration statement. For more information concerning us and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement, with each statement being qualified by this reference.

The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC which can be accessed at http://www.sec.gov.

As a result of the filing of the registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

Index

Higher One Holdings, Inc.

December 31, 2009 and 2008

F-i

Higher One Holdings, Inc.

Consolidated Financial Statements

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Higher One Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ (deficit) equity and of cash flows present fairly, in all material respects, the financial position of Higher One Holdings, Inc. and its subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, the Company has restated its 2008 consolidated financial statements to correct an error in its computation of net income (loss) available to common stockholders per common share.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

March 23, 2010, except for Notes 17 and 19, as to which the date is May 5, 2010

Higher One Holdings, Inc.

Consolidated Balance Sheets

December 31, 2008 and 2009

(In thousands of dollars, except share and per share amounts)

	2008	2009	Proforma Stockholders’ Equity 2009
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,488	$3,339
Accounts receivable	701	2,359
Income receivable	2,755	3,337
Deferred costs	1,225	2,305
Deferred tax asset	—	477
Prepaid expenses and other current assets	1,487	2,468

Total current assets	7,656	14,285

Deferred costs	1,166	3,060
Fixed assets, net	2,814	4,221
Deferred tax asset	475	—
Intangible assets	1,356	21,526
Goodwill	—	15,058
Other assets	198	545

Total assets	$13,665	$58,695

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$1,979	$2,800
Accrued expenses	4,420	8,695
Capital lease obligations	27	7
Current portion of line of credit	—	18,000
Acquisition payable	—	9,640
Deferred revenue	55	5,258

Total current liabilities	6,481	44,400

Capital lease obligations, net of current portion	7	—
Long-term debt, net of current portion	18,900	—
Deferred revenue	14	1,428
Deferred tax liability	—	5,761

Total liabilities	25,402	51,589

Commitments and contingencies (Note 15)

Stockholders’ (deficit) equity:
Convertible preferred stock, $.001 par value; 20,000,000 shares authorized; 12,975,169 shares issued and outstanding at both December 31, 2008 and 2009; no shares issued or outstanding, proforma (unaudited) (liquidation preference of $86,692 and $54,148 for 2008 and 2009, respectively)	80,954	80,954	$—
Common stock, $.001 par value; 90,000,000 shares authorized; 11,626,941 and 12,276,765 shares issued and outstanding at December 31, 2008 and 2009, respectively; 51,202,272 shares issued and outstanding, proforma (unaudited)	12	12	51
Additional paid-in capital	—	4,624	85,539
Accumulated deficit, net of 2008 $93,933 of stock tender transaction	(92,703)	(78,484)	(78,484)

Total stockholders’ (deficit) equity	(11,737)	7,106	7,106

Total liabilities and stockholders’ (deficit) equity	$13,665	$58,695	$58,695

The accompanying notes are an integral part of these consolidated financial statements.

Higher One Holdings, Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2007, 2008 and 2009

(In thousands of dollars, except share and per share amounts)

	2007	2008	2009
Revenue:
Account revenue	$22,458	$37,570	$66,440
Payment transaction revenue	—	29	1,688
Higher education institution revenue	1,907	3,220	5,135
Other revenue	3,613	3,187	2,254

Total revenue	27,978	44,006	75,517
Cost of revenue	11,140	16,302	24,440

Gross margin	16,838	27,704	51,077

Operating expenses:
General and administrative	8,507	11,725	18,143
Product development	1,148	1,629	2,287
Sales and marketing	2,970	4,399	7,966

Total operating expenses	12,625	17,753	28,396

Income from operations	4,213	9,951	22,681
Interest income	(291)	(152)	(4)
Interest expense	115	357	558
Preferred stock warrant fair value adjustment	745	55	—
Other income	—	(234)	(17)

Net income before income taxes	3,644	9,925	22,144
Income tax expense	1,362	3,547	7,925

Net income	$2,282	$6,378	$14,219

Net income available to common stockholders:
Basic	474	(74,366)	2,742
Participating securities	1,808	0	11,477
Diluted	2,282	(74,366)	14,219
Net income (loss) available to common stockholders per common share (restated—see Note 17):
Basic	$0.04	$(7.22)	$0.29
Diluted	0.04	(7.22)	0.27
Weighted average shares outstanding:
Basic	10,957,833	10,306,392	9,298,131
Diluted	57,090,867	10,306,392	53,150,890
Pro Forma net income available to common stockholders per common share (unaudited):
Basic			$0.29
Diluted			0.27
Pro Forma weighted average shares outstanding (unaudited):
Basic			48,223,638
Diluted			53,150,890

The accompanying notes are an integral part of these consolidated financial statements.

Higher One Holdings, Inc.

Consolidated Statements of Changes in Stockholders’ (Deficit) Equity

For the Years Ended December 31, 2007, 2008 and 2009

(In thousands of dollars, except shares)

	Convertible Preferred Stock		Common Stock		Stockholder Subscriptions Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2006			10,927,326	$11	$—	$587	$(7,365)	$(6,767)
Stock-based compensation			—	—	—	146	—	146
Issuance of common stock			720,000	1	(960)	959	—	—
Exercise of stock options			101,799	—	—	30	—	30
Adoption of ASC 740 - Uncertain Tax Positions (Note 14)			—	—	—	—	(65)	(65)
Net income			—	—	—	—	2,282	2,282

Balance at December 31, 2007			11,749,125	$12	$(960)	$1,722	$(5,148)	$(4,374)

Stock-based compensation			—	—	—	498	—	498
Expiration of subscription agreement and repurchase of common stock			(720,000)	(1)	960	(959)	—	—
Convertible preferred stock reclassified to equity	14,183,789	$17,213	—	—	—	—	—	17,213
Issuance of Series E Convertible, net of issuance costs of $3,058	5,454,545	71,942	—	—	—	—	—	71,942
Repurchase and retirement of outstanding equity instruments	(6,663,165)	(8,335)	(2,806,344)	(3)	—	(3,971)	(93,933)	(106,242)
Warrant liability reclass to permanent equity	—	134	—	—	—	—	—	134
Issuance of common stock and stock-based customer acquisition expense	—	—	3,000,000	3	—	1,239	—	1,242
Tax benefit related to options	—	—	—	—	—	1,285	—	1,285
Exercise of stock options	—	—	404,160	1	—	186	—	187
Net income	—	—	—	—	—	—	6,378	6,378

Balance at December 31, 2008	12,975,169	$80,954	11,626,941	$12	$—	$—	$(92,703)	$(11,737)

Stock-based compensation	—	—	—	—	—	1,387	—	1,387
Purchase of common stock pursuant to stock subscription agreement	—	—	108,000	—	—	495	—	495
Stock-based customer acquisition expense	—	—	—	—	—	2,385	—	2,385
Tax benefit related to options	—	—	—	—	—	148	—	148
Issuance of restricted common stock	—	—	43,344	—	—	—	—	—
Exercise of stock options	—	—	498,480	—	—	209	—	209
Net income	—	—	—	—	—	—	14,219	14,219

Balance at December 31, 2009	12,975,169	$80,954	12,276,765	$12	$—	$4,624	$(78,484)	$7,106

The accompanying notes are an integral part of these consolidated financial statements.

Higher One Holdings, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2008 and 2009

(In thousands of dollars)

	2007	2008	2009
Cash flows from operating activities
Net income	$2,282	$6,378	$14,219
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,114	1,452	2,969
Amortization of deferred finance costs	—	31	113
Non-cash interest expense	—	—	40
Stock-based customer acquisition expense	—	1,240	2,385
Stock-based compensation	146	498	1,387
Preferred stock warrant fair value adjustment	745	55	—
Deferred income tax expense (benefit)	1,437	1,808	(836)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(400)	(49)	27
Income receivable	(584)	(1,373)	219
Deferred costs	(861)	(1,620)	(1,917)
Prepaid expenses and other current assets	(102)	(514)	(811)
Deferred income tax provision	(21)	(24)	110
Other assets	(28)	(65)	(330)
Accounts payable	89	57	665
Accrued expenses	543	2,143	2,109
Deferred revenue	8	(55)	307

Net cash provided by operating activities	4,368	9,962	20,656

Cash flows from investing activities
Purchases of fixed assets, net of disposals	(179)	(1,840)	(2,188)
Acquisition of Informed Decisions Corporation, net of cash acquired	—	—	(16,543)
Purchase of intangibles	—	(1,500)	—

Net cash used in investing activities	(179)	(3,340)	(18,731)

Cash flows from financing activities
Repayment of capital lease obligations	(355)	(1,138)	(27)
Proceeds from line of credit	—	23,274	20,250
Repayment of line of credit	—	(4,374)	(21,150)
Proceeds from issuance of common and preferred stock	—	71,942	495
Purchase of tendered stock, options and warrants	—	(106,238)	—
Tax benefit from disqualifying dispositions related to options	—	1,285	148
Proceeds from exercise of stock options	30	186	210
Proceeds from exercise of non-tendered warrants	121	174	—

Net cash used in financing activities	(204)	(14,889)	(74)

Net change in cash and cash equivalents	3,985	(8,267)	1,851
Cash and cash equivalents at beginning of year	5,770	9,755	1,488

Cash and cash equivalents at end of year	$9,755	$1,488	$3,339

Supplemental information:
Cash paid for interest	$116	$130	$581
Income tax (refunded) paid	(4)	1,214	8,732

The accompanying notes are an integral part of these consolidated financial statements.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2009

(In thousands of dollars, except share and per share amounts)

1.	Nature of Business and Organization

Higher One Holdings, Inc. (the “Company” or “HOH”) is a leading provider of technology and payment services to the higher education industry. The Company is incorporated in Delaware and provides a comprehensive suite of disbursement and payment solutions specifically designed for higher education institutions and their students. The Company has developed proprietary software-based solutions to provide these services. The Company has a wholly owned subsidiary, Higher One, Inc. (“HOI”) which has two wholly owned subsidiaries, Higher One Machines, Inc. (“HOMI”) and Higher One Payments, Inc. (“HOPI”). HOMI owns and manages the Company’s cash disbursement machines and home-based customer service agent services. HOPI is the recently acquired entity formerly known as Informed Decisions Corporation (“IDC”) discussed in Note 3.

2.	Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements reflect the financial position and results of operations of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include those related to the valuation of deferred tax assets, provision for operational losses, valuation of acquired intangible assets and assumptions used in the valuation of certain equity instruments. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly-liquid investments, with an original maturity of three months or less, to be cash equivalents. Cash equivalents are recorded at cost which approximates fair value.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value because of the short-term nature of these instruments. The estimated fair value of the Company’s debt approximates its carrying value.

Fair Value Measurements

As of January 1, 2008, the Company adopted Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 820 “Fair Value Measurements and Disclosures” (“ASC 820”). The adoption of ASC 820 did not have a material impact on the Company’s consolidated results of

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

operations and financial condition. ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value and expands required disclosure about fair value measurements. The ASC 820 hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires financial assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1—quoted prices in active markets for identical assets and liabilities

Level 2—inputs other than Level 1 quoted prices that are directly or indirectly observable

Level 3—unobservable inputs that are not corroborated by market data

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made by the Company.

At December 31, 2008 and 2009, all of the Company’s investments have an original maturity of less than three months. The fair value of the Company’s cash equivalents as of December 31, 2009 was valued based upon Level 2 inputs.

Concentration of Credit Risk

Potential concentrations of credit risk for the Company consist primarily of trade accounts receivable from university clients. For the year ended December 31, 2009 no university client individually accounted for more than 10% of trade accounts receivable or revenue.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets are also recognized for tax net operating loss carry-forwards. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Income tax provision or benefit includes U.S. federal, and state and local income taxes and is based on pre-tax income or loss. In determining the estimated annual effective income tax rate, the Company analyzes various factors, including projections of the Company’s annual earnings and taxing jurisdictions in which the earnings will be generated, the impact of state and local taxes and the ability of the Company to use tax credits and net operating loss carry-forwards.

The Company follows the provisions of FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 clarifies the accounting for uncertainty in income taxes. It prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken.

Tax positions that meet the more-likely-than-not recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. The Company recognizes

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

interest and penalties related to income tax matters in income tax expense. All tax years are subject to examination. All of the Company’s unrecognized tax benefit liability would affect the Company’s effective tax rate if recognized. The Company does not expect its unrecognized tax benefit liability to change significantly over the next 12 months.

Fixed Assets

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Capital lease assets are depreciated over the lesser of the estimated useful life of the asset or the term of the lease.

Capitalized Software

The Company has adopted FASB ASC 350-40, “Internal Use Software” (“ASC 350-40”) and applies this statement to its software purchase and development activities. Under ASC 350-40, computer software costs incurred in the preliminary project stage are expensed as incurred until the capitalization criteria have been met. The criteria for capitalization is defined as the point at which the preliminary project stage is complete and management commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point that the computer software project is substantially complete and ready for its intended use. The capitalized costs are amortized using the straight-line method over the estimated economic life of the software, generally three years. Although the Company incurred costs relating to software improvements, for the years ended December 31, 2008 and 2009, the Company did not capitalize any software development costs.

Business Combinations

The Company accounts for its business acquisitions in accordance with FASB ASC 805, “Business Combinations” (“ASC 805”). ASC 805 requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Contingent consideration, if any, is recognized and measured at fair value on the acquisition date. Transaction costs associated with the acquisition are expensed. ASC 805 is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008. See Note 3, Acquisitions.

Goodwill and Intangible Assets

Goodwill represents costs in excess of the fair value of consideration transferred over the fair values assigned to the underlying net identifiable assets of acquired businesses. Annual impairment testing of goodwill is assessed in accordance with ASC 350, “Intangibles—Goodwill and Other”, which compares carrying values of the reporting units to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Accordingly, the Company tests goodwill for impairment annually on October 31, or whenever events or changes in circumstances indicate that an impairment may have occurred, by comparing its fair value to its carrying value. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. If it is determined that an

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

impairment has occurred, the Company records a write-down of the carrying value and charges the impairment as an operating expense in the period the determination is made. During 2008 and 2009, we were not required to record any impairment on goodwill or indefinite-lived intangibles.

The costs of defending and protecting patents are expensed. All costs incurred to the point when a patent application is to be filed are expensed as incurred.

Intangible assets are amortized using the straight-line method over the following estimated useful lives of the assets:

Acquired technology	5 to 7 years

Customer contracts	4 to 10 years

Non-compete agreements	5 years

Trademarks	10 years

As of December 31, 2008 and 2009 there is $1,356 and $21,526, respectively, of intangible assets, net of accumulated amortization, resulting from acquisitions, which are amortized over the assets’ useful lives. In accordance with ASC 350, the Company is required to test intangible assets for impairment whenever events occur indicating that the carrying value may be impaired. See Note 6 for further information.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the fair value of the asset compared to its carrying amount.

Provision for Operational Losses

The Company has entered into an agreement with a third-party FDIC-insured bank to hold all deposit accounts of the Company’s accountholders. Although those deposit funds are held by the third-party bank, the Company is liable to the bank for any uncollectible accountholder overdrafts and any other losses due to fraud or theft. The Company provides reserves for its estimated overdraft liability and its estimated uncollectible fees to the third-party bank. The provision for these reserves is included within the costs of revenue on the accompanying consolidated financial statements. Such reserve is based upon an analysis of outstanding overdrafts and historical repayment rates. See Note 7 for further information.

Revenue Recognition and Deferred Revenue

The Company derives revenues from the delivery of services to institutions of higher education and their constituents such as students, faculty, staff and alumni. Revenues are recognized when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

determinable and collectability is reasonably assured. The Company enters into long-term (generally three- or five-year initial term) contracts with the institutions to provide payment and disbursement services. The Company categorizes revenue as account revenue, payment transaction revenue, higher education institution revenue and other revenue. Deferred revenue consists of amounts billed to or received from customers for services prior to the recognition of services revenue.

Account Revenue

Account revenue is generated from deposit accounts opened and funded by students and other members of the campus community. The account offered to customers has no monthly fee or minimum balance. The Company earns fees for services based on a fee schedule, including interchange fees charged to merchants, ATM, non-sufficient funds and other fees. Revenue on such transactions is recognized when the banking transaction is completed.

Payment Transaction

Revenue Payment transaction revenue is generated through convenience fees charged to students, parents or other payors who make online payments to higher education institutional clients through the Company’s online payment product using a credit or debit card. Payment transaction revenue is recognized as the transaction is processed and reflects the convenience fees from items paid by our clients’ customers via the service.

Higher Education Institution Revenue

Revenue from higher education institutional clients is generated from fees charged for the services they purchase from the Company. For refund management services, clients are charged an annual fee and per-transaction fees for certain transactions. The annual fee is recognized ratably over the year of service and the transaction fees are recognized when the transaction is completed.

Revenues from payment services include subscription license fees from clients accessing on-demand application services. Subscription fees are recognized ratably over the term of the subscription agreement, which generally ranges from 1 to 5 years and are renewable at the option of the customer. For certain payment transaction products, an implementation fee may be charged. This implementation fee is deferred and recognized over the estimated client relationship period, which we estimate is 5 years.

Other Revenue

Other revenue consists of two main components: (1) fees received from the Company’s bank partner based on prevailing interest rates and the total deposits held in accounts and (2) a marketing incentive fee paid by MasterCard International Incorporated (“MasterCard”) based on new debit card issuances. The Company recognizes this other revenue as it is earned in each period.

Cost of Revenues

Cost of revenue consists primarily of data processing expenses, interchange expenses related to online payment and ATM transactions, amortization of acquired technology and uncollectible fees and customer service expenses.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

The Company incurs set-up and other direct costs of implementation at the outset of certain contracts that are comprised primarily of employee labor costs and the cost of debit card inventory stock. These costs are directly related to a contract and are thus deferred and amortized to costs of revenue over the expected term of the contract, which is generally three to five years. In instances where a client terminates its contract before the end of the expected term of the contract, the Company modifies the amortization period of the deferred costs of the related contract to equal the remaining period of time until termination of the service. See Note 4 for further information.

Stock-based Compensation

The Company accounts for stock-based compensation expense in accordance with FASB ASC 718, “Compensation—Stock Compensation” (“ASC 718”) (Prior authoritative literature: Staff Accounting Bulletin (“SAB”) No. 110, “Share-Based Payment”) which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for stock options granted during the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
Expected term	6.0 - 6.5 years	6.3 - 6.5 years	5.8 - 6.3 years
Expected volatility	28.6%	40.2%	50.7%
Risk-free rate	4.4% - 5.0%	2.4% - 3.4%	2.2% - 3.2%
Expected dividends	None	None	None

Expected term—This is the period of time that the equity grants are expected to remain outstanding. The Company calculates the expected life of the options using the “simplified method” as prescribed under the provisions of ASC 718. The simplified method was used because sufficient historical exercise data necessary for the Company to provide a reasonable basis to estimate the expected term does not exist. The Company generally uses the midpoint between the end of the vesting period and the contractual life of the grant to estimate option exercise timing. The simplified method was applied for all options granted during 2007, 2008 and 2009.

Expected volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company based its estimated volatility on the historical volatility of a peer group of publically traded companies which includes companies that are in the same industry or are competitors.

Risk-free rate—This is the average U.S. Treasury rate at the time of grant having a term that most closely approximates the expected term of the option.

Dividend yield—The Company has never declared or paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

Restricted stock is a stock award that entitles the holder to receive shares of the Company’s common stock as the award vests over time. The fair value of each restricted stock award is estimated using the intrinsic value method which is based on the fair market value price on the date of grant. Compensation expense for restricted stock awards is recognized ratably over the vesting period on a straight-line basis.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

Basic and Diluted Net Income Available to Common Stockholders per Common Share

Net income per common share reflects application of the two class method. All classes of preferred stock would participate pro rata in dividends. Therefore, the two class method of calculating basic net income per common share has been applied. Basic net income per common share excludes dilution for potential common stock issuances and is computed by dividing basic net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per common share, the basic weighted average number of shares is increased by the dilutive effect of stock options using the treasury stock method.

Pro forma basic and diluted net income available to common stockholders per common share were computed to give effect to the conversion of all classes of preferred stock using the as-if converted method into common stock as though the conversion had occurred as of January 1, 2009.

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted net income available to common stockholders per common share:

	2007	2008	2009	Pro Forma 2009 Unaudited
Net income (loss) available to common shareholders:
Basic	$474	$(74,366)	$2,742	$14,219
Participating securities	1,808	—	11,477	—

Diluted	$2,282	$(74,366)	$14,219	$14,219

Weighted average shares outstanding:
Basic	10,957,833	10,306,392	9,298,131	48,223,638
Stock awards	46,133,034	—	43,852,759	4,927,252

Diluted	57,090,867	10,306,392	53,150,890	53,150,890

Net income (loss) per common share:
Basic	$0.04	$(7.22)	$0.29	$0.29
Diluted	0.04	(7.22)	0.27	0.27

The dilutive effect of restricted stock and options of 1,282,917, 50,469,480 and 5,149,209 were not included in the computation of diluted net income (loss) per common share for the years ended December 31, 2007, 2008 and 2009, respectively. The stock options were not included as their effect would be anti-dilutive. The restricted stock was not included as all necessary conditions have not been satisfied by the end of the period.

Comprehensive Net Income

Comprehensive net income includes net income, combined with any unrealized gains and losses not included in earnings and reflected as a separate component of stockholders’ equity. There were no differences between net income and comprehensive net income for the years ended December 31, 2007, 2008 and 2009.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

Segment Information

The Company currently operates in one business segment, namely, providing technology and payment services to the higher education industry. The Company provides products and services to two distinct, but related target markets, higher education institutions and their students. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments as defined by FASB ASC 280, “Segment Reporting”. All of the Company’s material identifiable assets are located in the United States.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162.” This standard establishes the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have an impact on our results of operations or the Company’s financial statements.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also required providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating this new ASU.

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements.” This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance will include factors to help companies determine what software elements are considered “essential to the functionality.” The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating this new ASU.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

Pro Forma Stockholders’ Equity (unaudited)

The Company has filed a registration statement with the United States Securities and Exchange Commission to sell shares of its common stock to the public. The unaudited pro forma stockholders’ equity information at December 31, 2009 gives effect to the assumed conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 38,925,507 shares of common stock based upon the shares of convertible preferred stock outstanding at December 31, 2009 upon the assumed completion of the Company’s initial public offering. Unaudited pro forma stockholders’ equity as adjusted for the assumed conversion of the preferred convertible preferred stock is set forth on the face of the Company’s consolidated balance sheet.

3.	Acquisitions

Intellectual Property Acquisition

On June 9, 2008 HOI entered into a purchase agreement with Educard, LLC, a business in the financial services industry to purchase certain intangible assets including all intellectual property and contract rights. Also entered into on June 9, 2008 with Evisions, Inc., the parent company of EduCard, LLC, was an integration and marketing agreement between Evisions, Inc. and HOI whereby Evisions, Inc. provided a software integration engine and is to provide technical and marketing support to HOI for a term of five years. Non-compete agreements were also executed between certain key individuals of Educard, LLC for a term of five years.

The purchase price of $1,500 in consideration of these intangible assets was divided into two payments. An initial payment of $1,000 was paid at closing and a second milestone payment of $500 was paid upon the successful integration of Educard, LLC’s technology with HOI’s systems. The purchase was accounted for as an asset acquisition and the purchase price has been capitalized as an intangible asset on the accompanying consolidated balance sheet and is being amortized over 4-5 years based on the estimated useful lives of the assets.

The purchase price was allocated between the identified intangible assets as follows:

Customer contracts	$870
Non-compete agreements	536
Acquired technology	94

$1,500

Amortization expense for the year ended December 31, 2008 and 2009 was $144 and $391, respectively.

On the same date HOI entered into a purchase agreement with one of the officers of Educard, LLC to purchase certain intellectual property owned by this individual. The purchase price of 3,000,000 shares of common stock of the Company issued to the individual is subject to restrictions and certain repurchase rights through December 31, 2011 based upon student enrollment at qualified educational institutions, which convert to HOI’s platform as defined in the agreement. The Company has a right to

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

repurchase such shares at $0.001 in the event certain milestones are not met. As specific student milestones are met, the individual will vest in a defined number of shares, and such shares cannot be repurchased. The shares are currently being held in escrow until either repurchased or the net distributed to the seller on January 31, 2012. Given that any consideration is contingent upon new customer generation, the Company is accounting for the vesting of shares as a selling expense.

The Company recorded $1,240 and $2,385 of expense associated with shares that were vested in 2008 and 2009, respectively, based on the fair value of the shares at the time they were vested. As of December 31, 2009 770,535 shares were vested, while 2,229,465 remained unvested.

Informed Decisions Corporation Acquisition

On November 19, 2009 the Company entered into a Stock Purchase Agreement (“SPA”) with IDC to acquire all of the shares of outstanding capital stock of IDC. The total initial purchase price was $27,489. The purchase price was comprised of cash paid of $17,889, excluding cash acquired, and an acquisition payable of $9,600. The Company incurred related transaction costs of approximately $125 which were expensed to general and administrative expense. Acquisition related transaction costs include legal fees directly related to the acquisition. Pursuant to the SPA, the Company is required to pay initial post-closing payments of $10,000. The initial post-closing payments call for four quarterly payments of $1,750 each on or before March 31, June 30, September 30 and December 31, 2010. A final post-closing payment of $3,000 is to be paid on or before December 31, 2010, but is subject to an escrow deposit reduction in regard to any applicable indemnification adjustments. These future post-closing payments do not bear interest and the Company estimated the fair value of this future consideration to be $9,600. See Note 9.

IDC, renamed to Higher One Payments, Inc. (“HOPI”) upon the acquisition, conducts business as CASHNet and provides payment services to higher education institutions. Management believes that the acquisition of IDC will allow the Company to cross-sell its products to acquired IDC customers, thereby resulting in greater market penetration and increased revenue growth.

The acquisition was accounted for under the purchase method of accounting in accordance with the Business Combinations topic of the FASB Accounting Standards Codification. Assets acquired and liabilities assumed were recorded at their fair values as of November 19, 2009.

The Company has included the financial results of HOPI in its consolidated financial statements beginning November 20, 2009.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

Under the acquisition method of accounting, the total estimated fair value of consideration transferred is allocated to IDC’s net tangible and intangible assets based on their estimated fair values as of November 19, 2009. The excess of the fair value of consideration transferred over the fair value of the net tangible and identifiable intangible assets was recorded as goodwill. The fair values of the intangible assets acquired and the deferred revenue assumed was based upon a third party valuation, which was based on estimates and assumptions that are subject to change. The fair value of consideration transferred is allocated as follows:

November 19, 2009
Assets acquired:
Cash and cash equivalents	$1,346
Accounts receivable	1,686
Prepaid and other assets	984
Fixed assets	102
Deferred tax assets, net	619
Deferred deployment costs	2,549
Intangible assets	20,880
Goodwill	15,058

Total assets acquired	$43,224

Liabilities assumed:
Accounts payable and accrued liabilities	2,321
Deferred revenue	6,310
Deferred tax liabilities	7,104

Total liabilities assumed	$15,735

Total fair value of consideration transferred	$27,489

Definite-lived intangible assets of $20,880 consist of the value assigned to IDC’s customer relationships of $10,160, developed software of $6,790, trademarks of $450 and the non-competes between the Company and the two former shareholders of IDC of $3,480. These intangible assets are not deductible for tax purposes.

As of the date of acquisition, IDC maintained relationships with over 200 active customers. The majority of these customer relationships are contractual in nature and it has been determined that the customer relationships meet the separability criterion of ASC 805. The value assigned to IDC’s customer relationships was determined by utilizing the direct method of the Income Approach to valuation, whereby after-tax cash flows attributable to the existing customer relationships were examined. A discounted cash flow analysis was performed whereby the expected cash flows of the acquired customers were estimated assuming an attrition rate based on the average life of a customer. The present value of the cash flows was added to the present value of the related tax shield associated with the customer relationships’ amortization to determine the fair value of the customer relationships. The estimated cash flows were based on revenues for those existing customers net of operating expenses and net of contributory asset charges associated with servicing those customers. The projected revenues were based on existing recurring subscription revenues, revenue associated with the deployment of subscription backlog, additional sales of add- on modules and new products to be

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

developed and adopted by existing customers. Operating expenses were estimated based on the supporting infrastructure expected to sustain the assumed revenue streams. Net contributory asset charges were based on the estimated fair value of those assets that contribute to the generation of the estimated cash flows and estimated to be 8% of gross revenue. A discount rate of 23% was deemed appropriate for valuing the existing customer base. The Company amortizes the value of IDC’s customer relationships on a straight-line basis over an estimated useful life of ten years.

The value assigned to IDC’s developed software was determined by utilizing the relief from royalty method of the Income Approach to valuation, whereby the net cash flows generated by the sales revenue, license income, or royalty income associated with the distribution of the software system in the marketplace was projected. The relief from royalty method was used to estimate the cost savings that accrue to the owner of the intangible asset who would otherwise have to pay royalties (or license fees) on revenue earned through use of the asset. The royalty rate used in the analysis was based on an analysis of empirical, market-driven royalty rates for comparable or guideline intangible assets. In the case of product software, revenues are projected over the expected remaining economic life of the software. The market-derived royalty rate is then applied to estimate the royalty savings. The net after-tax royalty savings are calculated for each year in the remaining economic life of the software and then discounted to a present value, as in the discounted cash flow method. A discount rate of 23% was deemed appropriate for valuing developed software and was based on the risks associated with the respective cash flows. The Company amortizes the developed software on a straight-line basis over an estimated useful life of seven years.

The value assigned to IDC’s trademarks was determined by utilizing the relief from royalty method of the Income Approach to valuation, whereby net after–tax royalty savings are calculated for each year in the remaining economic life of the trademarks and then discounted to a present value, as in the discounted cash flow method. The trademarks are comprised of “CASHNet” and “CASHNet Business Offices”. Service marks include “CASHNet” and “CASHNet…any payment, anytime, anywhere”. The royalty rate of 0.5% used to value the trademarks was based on estimates of prevailing royalty rates paid for the use of similar trademarks in arm’s-length licensing transactions of companies that operate in related industries. A discount rate of 23% was deemed appropriate for valuing IDC’s trademarks and was based on the risks associated with the respective royalty savings. The Company amortizes the trademarks on a straight-line basis over an estimated useful life of ten years.

Upon close of the acquisition, the Company also entered into two separate five year non-compete agreements with each of the former shareholders of IDC. The value assigned to IDC’s non-compete agreements was determined by utilizing the discounted cash flow method of the Income Approach to valuation, whereby a comparative discounted cash flow analysis was completed. In the analysis, the expected cash flows of IDC were estimated assuming the covenant not to compete is executed and was then compared to the diminished cash flows assuming the covenant not to compete was absent whereby the company is assumed to be “impaired” by the competition and solicitation of the covenantor for the term of the covenant. The difference in the present value of the cash flows under the two scenarios is then probability weighted (based on the likelihood of the covenantor competing and soliciting) and added to the present value of the related tax shield associated with the covenant’s amortization to determine the fair value of the covenant. A discount rate of 23% was deemed appropriate for valuing the covenants not to compete. The Company amortizes the value of IDC’s non-competes on a straight-line basis over the actual term of the agreement of five years.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

Of the total purchase price, approximately $15,058 has been allocated to goodwill. Goodwill represents the excess of the fair value of consideration transferred of an acquired business over the fair value of the net tangible and intangible assets acquired. Goodwill exists in the transaction as a result of value beyond that of the tangible and other intangible assets, attributable to synergies that exist in the combined business. Goodwill is not deductible for tax purposes.

IDC does not constitute a separate operating segment under the guidance of ASC 280. The Company’s strategy is to fully integrate the payment services business into the Company’s existing business and combine the various functions of the former IDC business with the Company’s operations. The Company has also concluded that its operating segment is a single reporting unit. The Company’s single operating segment does not have any components that constitute a separate business for which discrete information will be available. The Company plans to operate the combined enterprise as one integrated business under which each legacy business will lose its individual historical characteristics. Accordingly, the goodwill arising from the acquisition will be assigned to the Company’s single operating segment and single reporting unit.

As a result of the IDC acquisition, the Company recorded tax deferred liabilities of $7,104 resulting primarily from the acquired intangible assets which have no tax basis. The deferred tax liabilities are offset by approximately $619 in net deferred tax assets that relate primarily to federal and state net operating losses and certain amortization and depreciation expenses.

Deferred Revenue

In connection with the purchase price allocation, the estimated fair value of the support obligation assumed from IDC in connection with the acquisition was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates the amount that the Company would be required to pay a third party to assume the support obligation. Estimated costs to fulfill the support obligation, including cost of sales, administrative expenses and expected income taxes, were based on IDC’s historical and projected financial ratios and the guideline public company financial ratios. These estimated costs did not include any costs associated with selling efforts. Profit associated with selling efforts is excluded because IDC had concluded the selling effort on the contracts prior to November 19, 2009. As a result, in allocating the purchase price, the Company recorded an adjustment to reduce the carrying value of IDC’s November 19, 2009 deferred revenue to $6,310 which represents the Company’s estimate of the fair value of the service obligation assumed. As former IDC customers renew these annually billed service contracts, the Company will recognize revenue for the full value of the service contracts over the remaining term of the contracts.

Pro Forma Financial Information (Unaudited)

The financial information in the table below summarizes the combined results of operations of HOH and IDC on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented also includes amortization expense from acquired intangible assets, adjustments to interest expense, interest income and related tax effects.

The pro forma financial information for the year ended December 31, 2009 combines the historical results for the Company for the year ended December 31, 2009 and the historical results for

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

IDC for the period from January 1, 2009 to November 19, 2009. The information required to provide pro forma disclosure for the year ended December 31, 2008 was not available to the Company.

2009
Total revenues	$92,549
Net income	12,275
Basic net income per common share	$0.25
Diluted net income per common share	0.23

4.	Deferred Costs

Deferred costs consist of the following:

	December 31,
	2008	2009
	(In thousands)
Deferred implementation costs	$4,297	$8,697
Deferred financing costs	208	365
Deferred card fulfillment costs	247	247
Deferred stock-based customer acquisition expense	3	3
Less: Accumulated amortization	(2,364)	(3,947)

	$2,391	$5,365

For the years ended December 31, 2007, 2008 and 2009, the Company deferred $860, $1,669 and $2,008, respectively, of such costs. Amortization of deferred costs for the years ended December 31, 2007, 2008 and 2009 was $590, $739 and $1,583, respectively. Amortization of deferred financing costs is charged to interest expense. Amortization of other deferred costs is charged to cost of revenue. Amortization of card fulfillment costs of $56 and $92 for the years ended December 31, 2008 and 2009, respectively, is directly charged to cost of revenue. There was no deferred card fulfillment amortization in 2007.

5.	Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life	December 31,
		2008	2009
	(in years)
Computers and software	7	$1,950	$2,491
Equipment	7	2,577	3,589
Furniture and fixtures	5	304	396
Assets under construction		—	645

		4,831	7,121
Less: Accumulated depreciation and amortization		(2,017)	(2,900)

		$2,814	$4,221

Depreciation and amortization of fixed assets for the years ended December 31, 2007, 2008 and 2009 was $503, $637 and $883, respectively. Included within the December 31, 2007, 2008 and 2009 amounts is amortization of assets under capital lease of $266, $40 and $5, respectively.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

Assets under capital lease consist of the following:

	Estimated Useful Life	December 31,
		2008	2009
	(in years)
Computers and software	3	$800	$800
Furniture and fixtures	5	24	24

		824	824
Less: Accumulated amortization		(819)	(824)

		$5	$—

6.	Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	Weighted Average Amort. Period	December 31,
		2008	2009
	(in years)
Goodwill		$—	$15,058

Acquired technology	7	$94	$6,883
Internal use software	3	422	422
Contracts and customer lists	10	870	11,031
Trademarks and domain names	10	—	450
Covenants not to compete	5	536	4,016

		1,922	22,802
Less: Accumulated amortization		(566)	(1,276)

Intangible assets, net		$1,356	$21,526

Intangible assets from acquisitions are amortized over four to ten years. Amortization expense related to intangible assets was approximately $21, $153 and $710 for the years ended December 31, 2007, 2008 and 2009, respectively. Amortization related to internal use software is expensed to cost of service revenues, while amortization of other intangibles is expensed to general and administrative expenses. Amortization expense for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 is expected to be approximately $3,070, $3,070, $2,949, $2,783 and $2,644, respectively.

7.	Provision for Operational Losses

Activity in the provision for operational losses for each of the last three years is as follows:

	December 31,
	2007	2008	2009
(Prepayment of) reserve for operational losses, beginning	$(347)	$(546)	$201
Provision for operational losses	2,607	4,608	5,492
Payments to third party for losses, net of recoveries	(2,806)	(3,861)	(5,160)

(Prepayment of) reserve for operational losses, ending	$(546)	$201	$533

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

The balance as of December 31, 2008 and 2009 is included within accrued expenses on the accompanying consolidated balance sheets.

8.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2008	2009
Compensation and benefits	$2,097	$3,312
Bank and payment processing expenses	186	1,626
Data processing	385	1,061
Reserve for operational losses	201	533
Other	1,551	2,163

	$4,420	$8,695

9.	Credit Facilities and Acquisition Payable

Credit Facilities

In March 2008, the Company entered into a revolving line of credit agreement with a bank for $3,000 with a variable interest rate of prime minus 0.5%. The Company did not draw any funds from the facility which was closed in August 2008.

In August 2008, HOI entered into a credit agreement with two lenders for a revolving loan facility and such agreement was amended in July 2009 and November 2009. The revolving loan facility currently permits up to $25,000 in borrowings and matures on December 31, 2010. The agreement also provides for a letter of credit facility of $3,000 and permits acquisitions up to an aggregate of $2,000. The loan is guaranteed by HOH and HOMI and is collateralized by a negative pledge of the intellectual property of the Company, including issued and applied for patents and trademarks and the issued and outstanding capital stock of the Company. The facility carries certain financial covenants that dictate the availability of funds on the line of credit, including (1) maintenance of a minimum level of liquidity which is defined as cash and marketable securities plus the amount by which availability under the loan facility exceeds amounts borrowed, (2) a funded debt to EBITDA ratio, (3) an interest coverage ratio and (4) a debt service coverage ratio.

Amounts borrowed under the revolving loan currently bear interest based on LIBOR, plus an interest rate margin based upon a funded debt to EBITDA ratio. At December 31, 2008 and 2009, the interest rate on the revolving loan facility was 3.0% and 1.9%, respectively.

Currently the agreement requires (1) a minimum liquidity level of $2,500 for the period of October 1, 2009 through December 31, 2009 and then a minimum liquidity level to $5,000 through the maturity date, (2) a funded debt to EBITDA ratio of no more than 2.0 to 1.0, (3) an interest coverage ratio of a minimum of 3.5 to 1.0 and (4) a minimum debt service coverage ratio of 1.25 to 1.00. As of December 31, 2008 and 2009, the Company was in compliance with each loan covenant.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

The Company incurred financing costs of $208 and $157 in 2008 and 2009, respectively, relating to the loan agreement and amendments. These financing costs are included in deferred costs on the accompanying consolidated balance sheet. The deferred financing costs are being amortized over the term of the loan which matures and becomes fully due and payable on December 31, 2010. For the year ended December 31, 2008 and 2009, $31 and $113 of deferred financing costs had been amortized to expense.

Acquisition Payable

In November 2009 and in conjunction with the acquisition of IDC the Company incurred payment obligations totaling an amount of $10,000 to the former shareholders of IDC. The agreement calls for four quarterly payments of $1,750 to be made on or before each quarter ended March 31, June 30, September 30 and December 31, 2010. The agreement also calls for one final payment of $3,000 on or before December 31, 2010, subject to adjustments for indemnification claims. However, if the Company consummates an initial public offering of its Common Stock or a private offering of debt or equity securities with gross proceeds to the Company in excess of $75,000, the payable become due in full within 35 days of that consummation. The payment obligations are non-interest bearing. The acquisition payable was recorded at is fair value of $9,600 based upon an estimated interest rate of 5.0%. The payable is being accreted to its principle amount on an effective interest rate method. For the year ended December 31, 2009 the Company recorded $40 of interest expense.

Capital Lease Obligations

For the years ended December 31, 2007, the Company entered into $577 of capital leases for certain equipment. During 2008 and 2009 the Company did not enter into any new capital leases.

In February 2008, the Company negotiated a buyout for certain assets under capital lease. At that time the capital lease obligation for these assets was $993 with total future payments of $1,196, including interest. The Company paid $786 to purchase the assets. The gain of $234, which also includes a settlement of costs related to maintaining the assets, is recorded as other income in the accompanying consolidated statement of operations.

At December 31, 2008 and 2009, $34 and $7 was outstanding under capital lease obligations. Total remaining payments under those capital leases for the year ending December 31, 2010 is $7. No capital lease payment obligations exist for years ending December 31, 2011, 2012, 2013 or thereafter.

10.	Capital Stock

Common Stock

The Company is authorized to issue up to 30,000,000 shares of Common Stock with a par value of $.001 per share. Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends unless declared by the Board of Directors. Any such dividends would be subject to the preferential dividend rights of the preferred stockholders. If such a dividend is declared, then the Board of Directors shall declare at the same time a dividend upon the outstanding shares of Preferred Stock as if the Preferred Stock had converted to Common Stock.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

At December 31, 2009, the Company has reserved shares of Common Stock as follows:

	December 31,
	2008	2009
Conversion of Series A Preferred Stock	1,251,147	1,251,147
Conversion of Series B Preferred Stock	3,260,352	3,260,352
Conversion of Series C Preferred Stock	7,567,662	7,567,662
Conversion of Series C-1 Preferred Stock	6,541,899	6,541,899
Conversion of Series D Preferred Stock	3,940,812	3,940,812
Conversion of Series E Preferred Stock	16,363,635	16,363,635
Stock options	7,780,416	8,463,432
Warrants	31,500	—

	46,737,423	47,388,939

Convertible Preferred Stock

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $.001 per share. Preferred stock consists of the following classes:

	December 31,
	2008	2009
Series A convertible preferred stock, $.001 par value; 1,012,314 shares authorized; 417,049 shares issued and outstanding for both 2008 and 2009 (liquidation preference of $254 for both 2008 and 2009)	$313	$313
Series B convertible preferred stock, $.001 par value; 1,622,078 shares authorized; 1,086,784 shares issued and outstanding for both 2008 and 2009 (liquidation preference of $869 for both 2008 and 2009)	882	882
Series C convertible preferred stock, $.001 par value; 4,315,216 shares authorized; 2,522,554 shares issued and outstanding for both 2008 and 2009 (liquidation preference of $2,523 for both 2008 and 2009)	3,478	3,478
Series C-1 convertible preferred stock, $.001 par value; 3,250,000 shares authorized; 2,180,633 shares issued and outstanding for both 2008 and 2009 (liquidation preference of $4,361 for both 2008 and 2009)	2,085	2,085
Series D convertible preferred stock, $.001 par value; 3,999,999 shares authorized; 1,313,604 shares issued and outstanding for both 2008 and 2009 (liquidation preference of $4,598 for both 2008 and 2009)	2,254	2,254
Series E convertible participating preferred stock, $.001 par value; 5,454,545 shares authorized; 5,454,545 shares issued and outstanding for both 2008 and 2009 (liquidation preference of $77,087 and $41,543 for 2008 and 2009, respectively)	71,942	71,942

	$80,954	$80,954

On August 26, 2008, the Company issued 5,454,545 shares of Series E Convertible Preferred Stock (“Series E Preferred Stock”) at $13.75 per share for $71,942, net of issuance costs of $3,058.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (collectively, the “Preferred Stock”) have the following rights and privileges:

Liquidation

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of Series E Preferred Stock shall be entitled to be paid (on a pari passu basis) out of the assets of the Company available for distribution to holders of the Company’s capital stock before payment or distribution of any of such assets to the holders of any shares of Common Stock or to the holders of any shares of any other series of Preferred Stock, an amount equal to the greater of (1) the base liquidation price of $13.75 per share of Series E Preferred Stock (subject to adjustment for a stock dividend, distribution, combination of shares, or other similar event), which shall accrete from the original issue date at an annual rate of 8.0% of the base liquidation price or (2) the proceeds that would have been received should the Series E holders have converted their shares to common shares immediately prior to a liquidation, dissolution or winding up of the Company, plus all dividends declared but unpaid to and including the date full payment shall be tendered to the holders of Series E Preferred Stock with respect to such liquidation, dissolution or winding up. However, if the Company’s adjusted EBITDA exceeds $25 million for any trailing twelve month period measured as of a fiscal quarter end on or before the third anniversary date of the Series E issue date, the liquidation value shall be reduced by fifty percent, and then if subsequently or simultaneously the Company’s adjusted EBITDA exceeds $35 million for any trailing twelve month period measured as of a fiscal quarter end on or before the fifth anniversary of the Series E issue date, the liquidation value shall be reduced to zero, in which case upon any liquidation, dissolution or winding up of the Company Series E holders will be treated in the same manner as holders of Common Stock. Following payment in full to the holders of Series E Preferred Stock, the holders of shares of the other series of Preferred Stock shall be entitled to be paid in the same manner and in the order of priority shown below:

2009 Per Share
Series D Preferred Stock	$3.50
Series C-1 Preferred Stock	$2.00
Series C Preferred Stock	$1.00
Series A and Series B Preferred Stock	$0.61 and $0.80, respectively

Each successively junior series of Preferred Stock is only entitled to be paid after the more senior series has been paid in full. Any remaining assets shall be distributed on a pro rata basis among the holders of the Common Stock and the holders of the Preferred Stock on an as converted basis.

As of December 31, 2009 the Company had exceeded the $25 million adjusted EBITDA measurement.

Change of Control

An event constituting a change of control not resulting in automatic conversion as described below shall be regarded as a liquidation event, and the holders of Preferred Stock shall receive payment according to the liquidation rights described above. However, the holders of at least a majority

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

of the outstanding shares of Preferred Stock shall have the option to elect to receive upon conversion of the shares of Preferred Stock, the same kind and amount of stock or other securities or property of the Company to which the holders would have been entitled if such holders had converted its shares of Preferred Stock immediately prior to the effective time of such change of control.

Conversion

Prior to the automatic conversion described below, at the option of the Preferred Stock holder, shares may be converted to Common Stock at the rate of three shares of Common Stock for one share of Preferred Stock, subject to certain anti-dilution adjustments.

Generally, Preferred Stock automatically converts into shares of Common Stock upon:

a.	The consummation of a sale of Common Stock in an initial public offering pursuant to an effective registration statement meeting certain definitions of net proceeds and price per share;

b.	A merger or consolidation of the Company with or into another entity or the sale of all or substantially all of the assets of the Company meeting certain definitions of transaction value and value per share;

c.	Such time as less than 25% of the original number of shares issued remaining outstanding; or

d.	The written election of holders of a majority of the then outstanding shares to require such mandatory conversion.

Voting

Holders of Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class upon any matter submitted to the stockholders for a vote, and holders of Preferred Stock shall have that number of votes per share of Preferred Stock as is equal to the number of shares of Common Stock into which each such share of Preferred Stock held by such holder could be converted on the date for determination of stockholders entitled to vote at the meeting.

Dividends

In the event the Board of Directors of the Company shall declare a dividend payable upon any class or series of capital stock of the Company, the Board of Directors shall declare at the same time a dividend upon the then outstanding shares of Preferred Stock.

Classification

Prior to August 26, 2008, the Company’s Preferred Stock was classified outside of permanent equity because the shares were redeemable for their liquidation value upon the occurrence of an event that was not solely within the control of the Company. The Preferred Stock holders were able to regard certain participation events as a deemed liquidation for cash, and it was determined that certain of these participation events were outside the control of the Company. On August 26, 2008, the Articles

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

of Incorporation were revised and as a result the Company determined there were no participation events that were outside the control of the Company. As a result the Preferred Stock was reclassified from mezzanine equity securities to permanent equity that would be regarded as a deemed liquidation of cash.

11.	Repurchase of Shares

During 2008, the Company used the proceeds of the August 2008 credit agreement (Note 9) and the Series E financing (Note 10) to affect a repurchase of certain of the Company’s outstanding equity instruments. All shareholders received a tender offer notification that indicated the Company’s intent to repurchase a specified percentage of the outstanding shares, for a limited time, at the election of the holder.

On August 26, 2008, the Company completed a tender offer, repurchasing 2,806,344 shares of the Company’s issued Common Stock for a repurchase cost of $12,762. As a result of the tender offer 999,573 Common Stock options and 75,000 Common Stock warrants were simultaneously exercised, and Common Stock was issued and tendered for a repurchase cost of $4,581 and $330, respectively. All of the repurchased shares were cancelled upon tender.

In conjunction with the tender offer, the Company also repurchased 595,265 shares of Series A Preferred Stock, 535,294 shares of Series B Preferred Stock, 1,777,662 shares of Series C Preferred Stock, 1,069,162 shares of Series C-1 Preferred Stock and 2,691,282 shares of Series D Preferred Stock Preferred Stock pursuant to a tender offer. The total repurchase cost of the tendered preferred shares was $88,774. 4,500 shares of Series C warrants were simultaneously exercised, issued and tendered for a purchase cost of $59. The tender offer payments served to reduce Common and Preferred Stock and additional paid-in capital to the extent of original issuance price. The difference between the original issuance price and the tender price was $93,933 in aggregate and was deducted from additional paid in capital and retained earnings, and resulted in an accumulated deficit for the year ended December 31, 2008.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

12.	Warrants

A summary of the Company’s warrant activity for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Preferred Stock		Common Stock
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2006	327,135	$0.95	75,000	$0.33
Exercised	(138,135)	0.88		—

Outstanding at December 31, 2007	189,000	$1.00	75,000	$0.33

Exercised	(178,500)	1.00	(75,000)	0.33

Outstanding at December 31, 2008	10,500	$1.00	—	$—

Forfeited / Canceled	(10,500)	1.00

Outstanding at December 31, 2009	—	$—	—	$—

Exercisable at December 31, 2009	—	$—	—	—

Effective January 1, 2006, the Company adopted new guidance under ASC Topic 480, “Distinguishing Liabilities From Equity”. This guidance addresses whether warrants on shares classified outside of permanent equity should be reflected as liabilities. The impact to the Company was to classify its preferred stock warrants as liabilities because such instruments embody an obligation to transfer assets. Upon adoption of this guidance the warrants were recorded as a liability at their estimated fair value of $397. Subsequent to adoption, the warrants are measured at fair value each period with changes in fair value recognized in earnings. For the years ended December 31, 2007 and 2008 the Company recognized charges of $745 and $55 for the change in fair value of the warrants. Effective August 26, 2008, the Company changed its Articles of Incorporation which caused its preferred stock to be classified as permanent equity, which resulted in the remaining warrant carrying value of $134 being reclassified from liabilities to equity.

13.	Stock Based Compensation

The Company’s Board of Directors adopted the 2000 Stock Plan (the “Plan”) on April 20, 2000. The Plan, as amended, permits the granting of stock options and restricted stock to employees and directors not to exceed in the aggregate 11,400,000 shares of Common Stock. Such options expire ten years from the date of grant. Options for the Company’s employees under the Plan vest over periods ranging from one month to five years, with the majority vesting as follows: one-fifth of the granted options vest one year from the date of grant; the remaining four-fifths vest at a rate of 1/48 per month over the remaining four years of the vesting period. The Company grants primarily incentive stock options, but occasionally grants nonqualified stock options to key members of management.

As of December 31, 2009, 8,463,432 shares of common stock were reserved under the Plan, of which 182,046 remain available for grant.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

A summary of stock option and restricted stock activity under the Company’s stock plan for the years ended December 31, 2007, 2008 and 2009, and changes during the years then ended are as follows:

	Stock Options		Restricted Stock
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Grant Stock Price
Outstanding at December 31, 2006	6,349,170	$0.33	—	$—
Granted	1,620,000	1.95
Exercised	(101,799)	0.30
Forfeited / Canceled	(323,619)	1.03

Outstanding at December 31, 2007	7,543,752	$0.64	—	$—

Granted	1,842,000	4.48
Exercised	(1,403,733)	0.34
Forfeited / Canceled	(201,603)	1.93

Outstanding at December 31, 2008	7,780,416	$1.57	—	$—

Granted	1,241,250	7.97	43,344	10.80
Exercised	(498,480)	0.42
Forfeited / Canceled	(59,754)	3.51

Outstanding at December 31, 2009	8,463,432	$2.57	43,344	$10.80

Intrinsic value (in thousands)
Shares Outstanding	$69,691		$468
Shares vested	53,066		—

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was $0.46, $1.89 and $3.71, respectively. The weighted-average grant-date fair value of options vested at December 31, 2007, 2008 and 2009 was $0.10, $0.10 and $0.37. The total grant-date fair value of options vested during the years ended December 31, 2007, 2008 and 2009 was $1,608, $2,182 and $5,325, respectively. The weighted-average grant-date fair value of options forfeited in 2007, 2008 and 2009 was $0.40, $0.59 and $1.71, respectively.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

The following table summarizes information about stock options outstanding at December 31, 2009:

Range of Exercise Price	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ .01-.05	41,760	0.5	$0.02	41,760	0.5	$0.02
0.13-.20	2,146,407	2.2	0.19	2,146,407	2.2	0.19
0.26-.33	736,620	4.0	0.29	736,620	4.0	0.29
0.41-0.50	411,501	5.1	0.48	393,495	5.1	0.48
0.53-0.59	183,000	5.5	0.57	152,895	5.5	0.57
0.66-1.00	710,601	6.1	0.69	594,912	6.1	0.69
1.01-1.66	581,601	7.2	1.33	446,028	7.1	1.33
1.67-3.33	696,720	7.9	2.67	341,457	7.9	2.67
3.34-5.00	2,115,222	8.8	4.55	546,282	8.7	4.54
5.01-6.66	200,250	9.7	5.67	6,744	9.7	5.67
10.00-13.33	639,750	9.9	10.80	—	—	—

	8,463,432	6.1	$2.57	5,406,600	4.6	$0.98

The total intrinsic value, the amount by which the stock price exceeds the exercise of the option on the date of exercise, of stock options exercised for the years ended December 31, 2007, 2008 and 2009 was $105, $5,713 and $490, respectively.

The compensation expense that has been recognized in the consolidated statements of operations for the Company’s stock plans for the years ended December 31, 2007, 2008 and 2009 was $146, $498 and $1,387, respectively.

As of December 31, 2009, the total compensation cost related to non-vested options and restricted stock not yet recognized in the consolidated financial statements is approximately $7,362, net of estimated forfeitures. The cost is expected to be recognized through December 2014 with a weighted average recognition period of approximately 2.4 years.

The total income tax benefits recognized in the consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009 were approximately $24, $1,440 and $152, respectively.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

14.	Income Taxes

The components of income tax expense for the years ended December 31, 2007, 2008 and 2009, were as follows:

	2007	2008	2009
Current income tax (benefit) expense
Federal	$—	$1,512	$8,276
State and local	(75)	227	375

Total	(75)	1,739	8,651

Deferred income tax expense (benefit)
Federal	1,436	1,827	(677)
State and local	1	(19)	(49)

Total	1,437	1,808	(726)

Income tax expense	$1,362	$3,547	$7,925

The reconciliation of expected income tax expense at the statutory federal income tax rate to the effective income tax rate is as follows:

	2007	2008	2009
Expected federal income tax expense	$1,239	$3,374	$7,750
Non-deductible expenses	41	12	251
State tax (benefit) expense, net of federal tax effect	(58)	159	201
Federal credits	(75)	(11)	(141)
Warrant fair value adjustment	253	19	—
Other	(38)	(6)	(136)

	$1,362	$3,547	$7,925

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

Deferred tax (liabilities) assets reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax (liabilities) assets are as follows:

	December 31,
	2008	2009
Gross deferred tax assets:
Net operating losses	$34	$838
Tax credits	659	618
Intangibles	430	1,421
Other	74	179

	1,197	3,056

Gross deferred tax liabilities:
Fixed assets	(426)	(771)
Intangibles	—	(6,972)

	(426)	(7,743)

Net deferred tax assets	771	(4,687)
Less: valuation allowance	(296)	(597)

	$475	$(5,284)

As of December 31, 2009, the Company had approximately $9,742 of state net operating loss carry-forwards, which expire from 2020 through 2029. The Company also has approximately $784 in state credit carry-forwards that expire from 2010 to 2029. State net operating loss and credit carry-forwards of approximately $1,578 and $158, respectively is restricted under Section 382 of the Internal Revenue Code. As of December 31, 2009, the Company had federal net operating loss carry-forwards of approximately $1,837 that expire from 2024 through 2029. The Company had federal credit carry-forwards of approximately $174 that expire from 2022 through 2029. All federal net operating loss and credits carry-forwards are restricted under Section 382 of the Internal Revenue Code. Section 382 of the Internal Revenue Code limits the utilization of net operating losses and credits when ownership changes, as defined by that section, occur. The Company has performed an analysis of its Section 382 ownership changes and has determined that the utilization of certain of its net operating loss and credit carry-forwards may be limited. The Company does not expect that Section 382 will limit the utilization of the net operating or credit loss carry-forwards. Valuation allowances have been established primarily for state tax credits and net state operating loss carry-forwards.

The Company adopted the provisions of the Income Taxes Topic of the FASB ASC as it relates to the accounting for uncertainty in income taxes as of January 1, 2007. During the years ended December 31, 2007, 2008, and 2009, The Company recorded interest penalties related to unrecognized tax benefits of approximately $0, $7 and $22, respectively. Total accrued interest and penalties at December 31, 2007, 2008 and 2009 was approximately $0, $6 and $39, respectively. All tax years are subject to examination. The Company does not expect its unrecognized tax benefit liability to change significantly over the next 12 months.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
Balance at January 1	$132	$185	$363
Additions for tax positions related to the current year	53	178	60
Additions for tax positions of prior years	—	—	1
Reductions for tax positions of prior years	—	—	(6)
Settlements	—	—	(10)
Acquisition of Informed Decisions Corporation	—	—	137

Balance at December 31	$185	$363	$545

15.	Commitments and Contingencies

Operating Leases

The Company leases facilities with varying terms, renewal options and expiration dates. The Company recognizes rent expense associated with operating leases as incurred. Aggregate future minimum lease payments under non-cancelable operating leases are as follows:

2010	$1,094
2011	521
2012	12
2013	4
2014	2
Thereafter	—

Total payments	$1,633

Rent expense under non-cancelable operating leases for the years ended December 31, 2007, 2008 and 2009 was $835, $1,074 and $1,142, respectively.

The Company, from time to time, is subject to litigation relating to matters in the ordinary course of business. The Company believes that any ultimate liability resulting from these contingencies will not have a material adverse effect on the Company’s results of operations, financial position or cash flows.

In February 2009, the Company filed a complaint against TouchNet Information Systems, Inc., or TouchNet, in the United States District Court for the District of Connecticut alleging patent infringement related to TouchNet’s offering for sale and sales of its “eRefund” product in violation of one of our patents. In the complaint, we sought a judgment that TouchNet has infringed our patent, a judgment that TouchNet pay damages and interest on damages to compensate us for infringement, an award of our costs in connection with this action and an injunction barring TouchNet from further infringing our patent. TouchNet answered the complaint and asserted a number of defenses and counterclaims, including that it does not infringe our patent, that our patent is invalid or unenforceable and certain allegations of unfair competition. In addition, TouchNet’s counterclaims sought dismissal of our claims with prejudice, declaratory judgment that TouchNet does not infringe our patent and that our patent is

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

invalid or enforceable, as well as an award of fees and costs related to the action, and an injunction permanently enjoining us from suing TouchNet regarding infringement of our patent. The parties are currently in the discovery stage of the proceeding. The Company intends to pursue the matter vigorously. There can be no assurances of our success in these proceedings.

16.	Employee Benefit Plans

The Company has a 401(k) plan covering all employees of the Company who have met certain eligibility requirements. Under the terms of the 401(k) plan, the employees may elect to make tax-deferred contributions to the plan. In addition, the Company will match employee contributions up to 4% of the employee’s compensation for the full year.

	2007	2008	2009
Employer Contributions to 401(k) Plan	$139	$249	$288

17.	Restatement

The Company has restated its 2008 consolidated financial statements to correct an error in its computation of net income (loss) available to common stockholders per common share. As disclosed in Note 11, in August 2008 the Company repurchased certain of its Preferred Stock shares. The Company had not correctly deducted from net income the difference between (i) the fair value of the consideration transferred to the preferred stockholders and (ii) the carrying amount of the preferred stock repurchased (net of issuance costs) to arrive at income available to common stockholders in accordance with ASC 260-10-S99. The table below sets forth the adjustments to restate net income (loss) available to common stockholders per common share.

	As reported	Adjustments		As restated
Net income (loss) available to common shareholders:
Basic	$1,276	$(75,642)	C	$(74,366)
Participating securities	5,102	(5,102)	B
Diluted	6,378	(80,744)	A	(74,366)
Weighted average shares outstanding:
Basic	10,306,392			10,306,392
Dilutive effect of stock awards and convertible securities	45,652,356	(45,652,356)	D
Diluted	55,958,748	(45,652,356)	D	10,306,392
Net income (loss) available to common stockholders per common share
Basic	$0.12			$(7.22)
Diluted	0.11			(7.22)

A - Adjustment to subtract the difference between (i) the fair value of the cash paid to the preferred stockholders and (ii) the carrying amount of the preferred stock repurchased (net if issuance costs) from net income.

B - The participating securities do not have any contractual obligation to share in losses, and as a result none of the loss is allocated to participating securities. This adjustment reverses the amount that was previously allocated to participating securities when the previously reported amount available to common shareholders was net income.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2009

(In thousands of dollars, except share and per share amounts)

C - This amount is the net of the two adjustments described in A and B.

D - As a result of net income (loss) available to common shareholders being a loss for the period, inclusion of the stock awards and convertible securities would be anti-dilutive and as a result, such weighted average shares have not been included in the restated computation.

The Company has also revised its 2009 consolidated financial statements to adjust a misclassification of its deferred tax liability at December 31, 2009. The Company reclassified $6,972 of deferred tax liability from current to long-term, and netted the resulting long-term deferred tax liability with long-term deferred tax assets from the same jurisdiction.

18.	Quarterly Results (unaudited)

The quarterly results of the Company for the year ended December 31, 2009 are as follows:

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009

Service revenue	$17,235	$12,464	$20,503	$25,315
Gross margin	12,495	7,713	14,066	16,803
Income from operations	6,474	784	7,501	7,922
Net income before income taxes	6,313	665	7,389	7,777
Net income	4,046	413	4,793	4,967

19.	Subsequent Event

On March 26, 2010 the Company approved a 3-for-1 stock split (“Stock Split”) of the outstanding shares of its Common Stock such that each share of Common Stock will be divided into 3 shares of Common Stock, subject to and upon consummation of an initial public offering. All common share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the Stock Split for all periods presented.

Higher One Holdings, Inc.

Consolidated Financial Statements

March 31, 2010 and December 31, 2009

Higher One Holdings, Inc.

Consolidated Balance Sheets

December 31, 2009 and March 31, 2009

(In thousands of dollars, except share and per share amounts)

(unaudited)

	December 31, 2009	March 31, 2010	Proforma Stockholders’ Equity March 31, 2010
Assets
Current assets:
Cash and cash equivalents	$3,339	$10,621
Accounts receivable	2,359	3,009
Income receivable	3,337	4,248
Deferred costs	2,305	2,312
Deferred tax asset	477	477
Prepaid expenses and other current assets	2,468	1,603

Total current assets	14,285	22,270

Deferred costs	3,060	2,919
Fixed assets, net	4,221	5,057
Intangible assets	21,526	20,759
Goodwill	15,058	15,080
Other assets	545	598

Total assets	$58,695	$66,683

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,800	$3,807
Accrued expenses	8,695	13,787
Capital lease obligations	7	4
Current portion of line of credit	18,000	10,500
Acquisition payable	9,640	7,985
Deferred revenue	5,258	5,987

Total current liabilities	44,400	42,070

Deferred revenue	1,428	1,478
Deferred tax liability	5,761	4,776

Total liabilities	51,589	48,324

Commitments and contingencies (Note 10)
Stockholders’ equity:
Convertible preferred stock, $.001 par value; 20,000,000 shares authorized; 12,975,169 shares issued and outstanding at both December 31, 2009 and March 31, 2010; no shares issued or outstanding, proforma (unaudited) (liquidation preference of $54,148 and $54,899 for December 31, 2009, and March 31, 2010, respectively)	80,954	80,954	$—
Common stock, $.001 par value; 90,000,000 shares authorized; 12,276,765 and 12,727,587 shares issued and outstanding at December 31, 2009 and March 31, 2010, respectively; 51,653,094 shares issued and outstanding, proforma (unaudited)	12	13	52
Additional paid-in capital	4,624	7,612	88,527
Accumulated deficit, net of 2008 $93,933 of stock tender transaction	(78,484)	(70,220)	(70,220)

Total stockholders’ equity	7,106	18,359	18,359

Total liabilities and stockholders’ equity	$58,695	$66,683	$66,683

The accompanying notes are an integral part of these consolidated financial statements.

Higher One Holdings, Inc.

Consolidated Statements of Operations

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2009	2010
Revenue:
Account revenue	$15,680	$30,440
Payment transaction revenue	4	3,844
Higher education institution revenue	1,148	2,677
Other revenue	403	607

Total revenue	17,235	37,568
Cost of revenue	4,740	11,237

Gross margin	12,495	26,331

Operating expenses:	—	—
General and administrative	3,678	7,799
Product development	517	969
Sales and marketing	1,826	3,904

Total operating expenses	6,021	12,672

Income from operations	6,474	13,659
Interest income	—	(1)
Interest expense	161	229

Net income before income taxes	6,313	13,431
Income tax expense	2,267	5,167

Net income	$4,046	$8,264

Net income available to common stockholders:
Basic	$735	$1,712
Participating securities	3,311	6,552
Diluted	4,046	8,264
Net income available to common stockholders per common share:
Basic	$0.09	$0.17
Diluted	0.08	0.15
Weighted average shares outstanding:
Basic	8,642,007	10,129,902
Diluted	52,340,281	54,871,662
Pro Forma net income available to common stockholders per common share (unaudited):
Basic		$0.17
Diluted		0.15
Pro Forma weighted average shares outstanding (unaudited):
Basic		49,055,409
Diluted		54,871,662

The accompanying notes are an integral part of these consolidated financial statements.

Higher One Holdings, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Three Months Ended March 31, 2010

(In thousands of dollars, except shares)

unaudited

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2009	12,975,169	$80,954	12,276,765	$12	$4,624	$(78,484)	$7,106
Stock-based compensation	—	—	—	—	849	—	849
Stock-based customer acquisition expense	—	—	—	—	1,801	—	1,801
Exercise of stock options	—	—	450,822	1	338	—	339
Net income	—	—	—	—	—	8,264	8,264

Balance at March 31, 2010	12,975,169	$80,954	12,727,587	$13	$7,612	$(70,220)	$18,359

The accompanying notes are an integral part of these consolidated financial statements.

Higher One Holdings, Inc.

Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars)

(unaudited)

	Three Months Ended March 31,
	2009	2010
Cash flows from operating activities
Net income	$4,046	$8,264
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	570	1,626
Amortization of deferred finance costs	22	51
Non-cash interest expense	—	95
Stock-based customer acquisition expense	619	1,801
Stock-based compensation	293	849
Deferred income tax benefit	(191)	(985)
Changes in operating assets and liabilities:
Accounts receivable	(122)	(650)
Income receivable	(755)	(911)
Deferred costs	(219)	(483)
Prepaid expenses and other current assets	1,754	865
Other assets	(2)	(52)
Accounts payable	(39)	1,007
Accrued expenses	(296)	5,092
Deferred revenue	18	757

Net cash provided by operating activities	5,698	17,326

Cash flows from investing activities
Purchases of fixed assets, net of disposals	(274)	(1,128)
Payment of acquisition payable	—	(1,750)

Net cash used in investing activities	(274)	(2,878)

Cash flows from financing activities
Repayment of capital lease obligations	(10)	(4)
Repayment of line of credit	(4,000)	(7,500)
Proceeds from issuance of common stock	495	—
Proceeds from exercise of stock options	20	338

Net cash used in financing activities	(3,495)	(7,166)

Net change in cash and cash equivalents	1,929	7,282
Cash and cash equivalents at beginning of period	1,488	3,339

Cash and cash equivalents at end of period	$3,417	$10,621

Supplemental information:
Cash paid for interest	$335	$89
Income tax (refunded) paid	(62)	395

The accompanying notes are an integral part of these consolidated financial statements.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

1.	Nature of Business and Organization

Higher One Holdings, Inc. (the “Company” or “HOH”) is a leading provider of technology and payment services to the higher education industry. The Company is incorporated in Delaware and provides a comprehensive suite of disbursement and payment solutions specifically designed for higher education institutions and their students. The Company has developed proprietary software-based solutions to provide these services. The Company has a wholly owned subsidiary, Higher One, Inc. (“HOI”) which has two wholly owned subsidiaries, Higher One Machines, Inc. (“HOMI”) and Higher One Payments, Inc. (“HOPI”). HOMI owns and manages the Company’s cash disbursement machines and home-based customer service agent services. HOPI is primarily a payment transaction services provider.

2.	Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements reflect the financial position and results of operations of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

The balance sheet as of December 31, 2009 was derived from the audited consolidated financial statements as of December 31, 2009. The consolidated financial statements for the three months ended March 31, 2009 and 2010 and as of March 31, 2010 are unaudited, and in the opinion of management include all normal recurring adjustments that are necessary for the fair statement of the Company’s interim period results. Due to seasonal fluctuations and other factors, the results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year.

The accompanying unaudited consolidated financial statements are presented in accordance with the requirements of Article 10 of Regulation S-X and, consequently, do not include all of the disclosures required by accounting principles generally accepted in the United States of America. Reference should be made to the Company’s public registration statement on Form S-1 for additional disclosures, including a summary of the Company’s significant accounting policies.

Stock-based Compensation

The Company accounts for stock-based compensation expense in accordance with FASB ASC 718, “Compensation – Stock Compensation” (“ASC 718”) (Prior authoritative literature: Staff Accounting Bulletin (“SAB”) No. 110, “Share-Based Payment”) which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for stock options granted during the three months ended March 31, 2010:

	Three Months Ended March 31,
	2009	2010
Expected term	6.3 years	6.2 - 6.3 years
Expected volatility	45.5%	51.7%
Risk-free rate	2.2 - 2.3%	3.0%
Expected dividends	None	None

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

Expected term — This is the period of time that the equity grants are expected to remain outstanding. The Company calculates the expected life of the options using the “simplified method” as prescribed under the provisions of ASC 718. The simplified method was used because sufficient historical exercise data necessary for the Company to provide a reasonable basis to estimate the expected term does not exist. The Company generally uses the midpoint between the end of the vesting period and the contractual life of the grant to estimate option exercise timing. The simplified method was applied for all options granted during the three-month periods ended March 31, 2009 and 2010, respectively.

Expected volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company based its estimated volatility on the historical volatility of a peer group of publically traded companies which includes companies that are in the same industry or are competitors.

Risk-free rate — This is the average U.S. Treasury rate at the time of grant having a term that most closely approximates the expected term of the option.

Dividend yield — The Company has never declared or paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

Restricted stock is a stock award that entitles the holder to receive shares of the Company’s common stock as the award vests over time. The fair value of each restricted stock award is estimated using the intrinsic value method which is based on the fair market value price on the date of grant. Compensation expense for restricted stock awards is recognized ratably over the vesting period on a straight-line basis.

Basic and Diluted Net Income Available to Common Stockholders per Common Share

Net income per common share reflects application of the two class method. All classes of preferred stock would participate pro rata in dividends. Therefore, the two class method of calculating basic net income per common share has been applied. Basic net income per common share excludes dilution for potential common stock issuances and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per common share, the basic weighted average number of shares is increased by the dilutive effect of stock options using the treasury stock method.

Pro forma basic and diluted net income available to common stockholders per common share were computed to give effect to the conversion of all classes of preferred stock using the as-if converted method into common stock as though the conversion had occurred as of January 1, 2010.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted net income available to common stockholders per common share:

	Three Months Ended March 31,
	2009	2010	Pro Forma 2010
Net Income available to common shareholders:
Basic	$735	$1,712	$8,264
Participating securities	3,311	6,552	—

Diluted	$4,046	$8,264	$8,264
Weighted average shares outstanding:
Basic	8,642,007	10,129,902	49,055,409
Stock awards	43,698,274	44,741,760	5,816,253

Diluted	52,340,281	54,871,662	54,871,662
Net income per common share:
Basic	$0.09	$0.17	$0.17
Diluted	0.08	0.15	0.15

The dilutive effect of restricted stock and options of 5,097,000 and 2,995,989 were not included in the computation of diluted net income per common share for the three months ended March 31, 2009 and 2010, respectively. The stock options were not included as their effect would be anti-dilutive. The restricted stock was not included as all necessary conditions have not been satisfied by the end of the period.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard in the first quarter of 2010 did not impact the Company’s consolidated financial statements. Additionally, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

In February 2010, the FASB issued ASU No. 2010-09, which amends subsequent event disclosure requirements for SEC filers. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This ASU was effective upon issuance and adoption of this ASU did not have any impact to our consolidated financial statements, results or operations or cash flows.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

Pro Forma Stockholders’ Equity

The Company has filed a registration statement with the United States Securities and Exchange Commission to sell shares of its common stock to the public, The unaudited pro forma stockholders’ equity information at March 31, 2010 gives effect to the assumed conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 38,925,507 shares of common stock based upon the shares of convertible preferred stock outstanding at March 31, 2010 upon the assumed completion of the Company’s initial public offering. Unaudited pro forma stockholders’ equity as adjusted for the assumed conversion of the preferred convertible preferred stock is set forth on the face of the Company’s consolidated balance sheet.

3.	Acquisition

Pro Forma Financial Information

The financial information in the table below summarizes the combined results of operations of HOH and IDC on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented also includes amortization expense from acquired intangible assets, adjustments to interest expense, interest income and related tax effects.

The pro forma financial information for the three-month period ended March 31, 2009 combines the historical results for the Company for the three-month period ended March 31, 2009 and the historical results for IDC for the period from January 1, 2009 to March 31, 2009.

Three Months Ended March 31, 2009
Total revenues	21,663
Net income	3,313
Basic net income per common share	$0.07
Diluted net income per common share	$0.06

4.	Deferred Costs

Deferred costs consist of the following:

	December 31, 2009	March 31, 2010
Deferred implementation costs	$8,697	$9,199
Deferred financing costs	365	365
Deferred card fulfillment costs	247	247
Deferred stock-based customer acquisition expense	3	3
Less: Accumulated amortization	(3,947)	(4,583)

	$5,365	$5,231

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

5.	Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life (in years)	December 31, 2009	March 31, 2010
Computers and software	7	$2,491	$2,867
Equipment	7	3,589	3,839
Furniture and fixtures	5	396	405
Assets under construction		645	1,138

		7,121	8,249
Less: Accumulated depreciation and amortization		(2,900)	(3,192)

		$4,221	$5,057

6.	Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	Weighted Average Amort. Period	December 31, 2009	March 31, 2010
	(in years)
Goodwill		$15,058	$15,080

Acquired technology	7	$6,883	$6,883
Internal use software	3	422	422
Contracts and customer lists	10	11,031	11,031
Trademarks and domain names	10	450	450
Covenants not to compete	5	4,016	4,016

		22,802	22,802
Less: Accumulated amortization		(1,276)	(2,043)

Intangible assets, net		$21,526	$20,759

The increase in goodwill of $22 for the three-month period ended March 31, 2010 was attributable to an adjustment to the fair value of the deferred revenue acquired from the acquisition of Informed Decisions Corporation resulting from a credit issued to a higher education institution client, which was invoiced prior to acquisition.

7.	Provision for Operational Losses

Activity in the provision for operational losses is as follows:

	Year Ended December 31, 2009	Three Months Ended March 31, 2010
(Prepayment of) reserve for operational losses, beginning	$201	$533
Provision for operational losses	5,492	1,933
Payments to third party for losses, net of recoveries	(5,160)	(1,502)

(Prepayment of) reserve for operational losses, ending	$533	$964

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

The balance as of December 31, 2009 and March 31, 2010 is included within accrued expenses on the accompanying consolidated balance sheets.

8.	Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2009	March 31, 2010
Compensation and benefits	$3,312	$3,164
Bank and payment processing expenses	1,626	1,509
Data processing	1,061	1,711
Accrued taxes	562	4,729
Reserve for operational losses	533	964
Other	1,601	1,710

	$8,695	$13,787

9.	Capital Stock

Common Stock

On March 26, 2010 the Company’s stockholders and board of directors approved a 3 for 1 stock split of the outstanding shares of Common Stock of the Company subject to and contingent upon the consummation of an initial public offering. All common share amounts and per common share amounts have been retroactively adjusted in the financial statements for all periods presented. The Company will be authorized to issue up to 90,000,000 shares of Common Stock with a par value of $.001 per share. Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends unless declared by the Board of Directors. Any such dividends would be subject to the preferential dividend rights of the preferred stockholders. If such a dividend is declared, then the Board of Directors shall declare at the same time a dividend upon the outstanding shares of preferred stock as if the preferred stock had converted to Common Stock.

10.	Stock Based Compensation

The Company’s 2000 Stock Plan (“2000 Plan”) shall terminate on April 20, 2010. As such, the Board of Directors adopted the 2010 Equity Incentive Plan (“Equity Plan”) on March 26, 2010. The Equity Plan is intended to promote the interests of the Company and its stockholders by providing the employees and independent contractors of the Company, and eligible non-employee directors of the Company, who are largely responsible for the management, growth and protection of the business of the Company, with incentives and rewards to encourage them to continue in the service of the Company. The Equity Plan is designed to meet this intent by providing such employees, independent contractors and eligible non-employee directors with a proprietary interest in pursuing the long-term growth, profitability and financial success of the Company.

The Equity Plan permits the granting of stock options and restricted stock to employees and directors not to exceed in the aggregate 4,860,000 shares of Common Stock. The number of shares of

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

Common Stock that may be covered by awards granted under the Equity Plan to any one participant in a single fiscal year of the Company may not exceed 225,000 shares in the aggregate. Such options expire ten years from the date of grant.

Under the Equity Plan the Company may grant equity-based or equity-related awards including but not limited to restricted stock awards and restricted stock unit awards. Each such other stock-based award may (i) involve the transfer of actual shares of Common Stock to participants, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of shares of Common Stock, (ii) be subject to performance-based and/or service-based conditions, (iii) be in the form of Stock Appreciation Rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units, or share-denominated performance units, (iv) be designed to comply with applicable laws of jurisdictions other than the United States, and (v) be designed to qualify as performance-based compensation; provided, that each other stock-based award shall be denominated in, or shall have a value determined by reference to, a number of shares of Common Stock that is specified at the time of the grant of such award.

As of March 31, 2010, 7,879,083 and 378,000 shares of common stock were reserved under the 2000 Plan and the Equity Plan, respectively and 315,573 and 4,482,000, respectively, remain available for grant.

A summary of stock option and restricted stock activity under the Company’s stock plans for the three months ended March 31, 2010, and changes during the three months then ended are as follows:

	Stock Options		Restricted Stock
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Grant Stock Price
Outstanding at December 31, 2009	8,463,432	$2.57	43,344	$10.80
Granted	378,000	13.93	—	—
Exercised	(450,822)	0.75	—	—
Forfeited / Canceled	(133,527)	8.01	—	—

Outstanding at March 31, 2010	8,257,083	$3.10	43,344	$10.80

Intrinsic value (in thousands)
Shares Outstanding	$89,475		$604
Shares vested	67,539

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2010 was $7.42. The weighted-average grant-date fair value of options vested at March 31, 2010 was $1.61. The total grant-date fair value of options vested during the three months ended March 31, 2010 was $522. The weighted-average grant-date fair value of options forfeited for the three month ended March 31, 2010 was $3.98.

The compensation expense that has been recognized in the consolidated statements of operations for the Company’s stock plans for the three months ended March 31, 2009 and 2010 was $293 and $849, respectively. Included in the compensation expense amount for the three months ended March 31, 2010 is $240 related to expense that should have been recorded in prior periods.

Higher One Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the Three Months Ended March 31, 2009 and 2010

(In thousands of dollars, except share and per share amounts)

(unaudited)

11.	Commitments and Contingencies

Operating Leases

The Company leases facilities with varying terms, renewal options and expiration dates. The Company recognizes rent expense associated with operating leases as incurred. Aggregate future minimum lease payments under non-cancelable operating leases are as follows:

March 31, 2010
2010	$816
2011	521
2012	12
2013	4
2014	2
Thereafter	—

Total payments	$1,355

Rent expense under non-cancelable operating leases for the three months ended March 31, 2009 and 2010 was $287 and $329, respectively.

As of March 31, 2010 the Company executed an amendment to a facility lease extending the term end date from April 30, 2010 to July 31, 2010. The total future lease payment amount under this amendment is $51.

The Company, from time to time, is subject to litigation relating to matters in the ordinary course of business. The Company believes that any ultimate liability resulting from these contingencies will not have a material adverse effect on the Company’s results of operations, financial position or cash flows.

12.	Employee Benefit Plans

The Company has a 401(k) plan covering all employees of the Company who have met certain eligibility requirements. Under the terms of the 401(k) plan, the employees may elect to make tax-deferred contributions to the plan. In addition, the Company will match employee contributions up to 4% of the employee’s compensation for the full year.

	Three Months Ended March 31,
	2009	2010
Employer Contributions to 401(k) Plan	$60	$77

Informed Decisions Corporation

dba CASHNet

Financial Statements

for the year ended March 31, 2009 and the nine months ended March 31, 2008

Independent Auditors’ Report

The Board of Directors and Stockholders

of Informed Decisions Corporation

We have audited the accompanying balance sheets of Informed Decisions Corporation dba CASHNet as of March 31, 2009 and 2008, and the related statements of operations and retained earnings (accumulated deficit), and cash flows for the year ended March 31, 2009 and for the nine months ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Informed Decisions Corporation dba CASHNet as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended March 31, 2009 and for the nine months ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, certain errors resulting in the understatement of deferred revenue and deferred costs as of March 31, 2009 and 2008, and overstatement of professional services and other revenue and cost of sales for the year ended March 31, 2009 and the nine months ended March 31, 2008 were discovered by management of the Company in the subsequent period. Accordingly, the accompanying balance sheets and the related statements of operations and retained earnings (accumulated deficit) and cash flows have been restated to correct the errors.

As described in Note 12 to the financial statements, the Company was acquired by another entity effective November 19, 2009.

/s/ Burr Pilger Mayer, Inc.

Walnut Creek, California

March 16, 2010

Informed Decisions Corporation

dba CASHNet

Balance Sheets

March 31, 2009 and 2008

	March 31, 2009 (as restated)	March 31, 2008 (as restated)
Assets
Current assets:
Cash	$1,542,973	$2,563,348
Depository accounts, net	728,874	492,787
Accounts receivable, net	2,456,176	1,852,881
Inventory	7,872	7,872
Prepaid expenses	127,035	177,135
Deferred costs—current	669,358	293,086
Deferred taxes—current	320,000	90,000

Total current assets	5,852,288	5,477,109
Property and equipment, net	111,129	111,028
Computer software development costs, net	446,667	606,655
Assets held for sale	225,000	225,000
Deferred costs—long term	1,383,603	835,197
Deferred taxes—long term	72,000	92,100
Other assets	15,612	32,038

Total assets	$8,106,299	$7,379,127

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$158,965	$148,365
Accrued expenses	1,031,581	698,929
Related party payable	102,605	1,805,353
Deferred revenue-current	6,009,220	3,764,297
Current portion of notes payable	37,774	26,067

Total current liabilities	7,340,145	6,443,011
Deferred revenue—long term	1,098,147	646,825
Note payable to stockholder	13,772	13,418
Notes payable	12,205	9,767
Deferred rent	28,033	44,138

Total liabilities	8,492,302	7,157,159

Commitments, contingencies, and subsequent events (Note 10 and 12)

Stockholders’ equity (deficit):
Convertible preferred stock, no par value, 100,000 shares authorized, 1,240 shares Series A issued and outstanding	1,240,000	1,240,000
Convertible preferred stock Series A note receivable	(1,030,000)	(1,240,000)
Common stock, no par value, 900,000 shares authorized, 100,000 shares issued and outstanding	50,000	50,000
Additional paid in capital	44,073	44,073
Retained earnings (accumulated deficit)	(690,076)	127,895

Total stockholders’ equity (deficit)	(386,003)	221,968

Total liabilities and stockholders’ equity (deficit)	$8,106,299	$7,379,127

The accompanying notes are an integral part of this financial statement.

Informed Decisions Corporation

dba CASHNet

Statements of Operations and Retained Earnings (Accumulated Deficit)

for the year ended March 31, 2009 and for the nine months ended March 31, 2008

	Year ended March 31, 2009 (as restated)	Nine months ended March 31, 2008 (as restated)
Revenue:
SmartPay service charge	$10,220,305	$6,800,185
License and subscription	4,168,431	2,199,046
Professional services and other	527,594	240,257

Total revenue	14,916,330	9,239,488
Cost of revenues	11,307,363	6,991,812

Gross profit	3,608,967	2,247,676
Sales and marketing expense	2,831,339	1,258,921
General and administrative expense	1,774,853	840,174

Operating (loss) income	(997,225)	148,581

Other (expense) income:
Interest income	30,000	85,415
Interest expense	(5,658)	(3,120)
Other Expense	(40,010)	—

Total other (expense) income, net	(15,668)	82,295

Net (loss) income before income taxes	(1,012,893)	230,876
Benefit from income taxes	194,922	9,942

Net (loss) income	(817,971)	240,818

Beginning retained earnings (accumulated deficit), as previously reported	(112,994)	(112,923)
Less-prior period adjustments	240,889	—

Beginning retained earnings (accumulated deficit), as restated	127,895	(112,923)

Ending retained earnings (accumulated deficit)	$(690,076)	$127,895

The accompanying notes are an integral part of these financial statement.

Informed Decisions Corporation

dba CASHNet

Statements of Cash Flows

for the year ended March 31, 2009 and the nine months ended March 31, 2008

	Year Ended March 31, 2009 (as restated)	Nine months ended March 31, 2008 (as restated)
Cash flows from operating activities:
Net (loss) income	$(817,971)	$240,818
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	230,761	123,187
(Increase) decrease in:
Depository accounts, net	247,492	(172,826)
Accounts receivable, net	(603,295)	(1,111,382)
Inventories	—	4,615
Prepaid expenses and other current asset	20,099	(71,776)
Deferred Deployment Cost	(678,281)	(662,730)
Deferred taxes	(209,900)	—
Other assets	16,426	36
Increase (decrease) in:
Accounts payable	(472,978)	227,220
Related party payable	(1,702,748)	461,043
Accrued expenses	332,652	138,668
Deferred rent	(16,105)	(8,597)
Deferred revenue	2,449,848	1,318,907

Net cash (used in) provided by operating activities	(1,204,000)	487,183

Cash flows from investing activities:
Cash payments for equipment and capitalized software	(70,874)	(71,357)

Net cash used in investing activities	(70,874)	(71,357)

Cash flows from financing activities:
Proceeds from issuance of debt	50,000	25,000
Principal payments on debt and capital leases	(35,501)	(24,657)
Collections on preferred stock note receivable	240,000	—

Net cash provided by financing activities	254,499	343

Net (decrease) increase in cash	(1,020,375)	416,169
Cash, beginning of period	2,563,348	2,147,179

Cash, end of period	$1,542,973	$2,563,348

Supplemental cash flow information—cash paid for:
Interest expense	$5,653	$2,109

Income taxes	$7,719	$30,000

Noncash investing and financing activities:
Capitalized software financed by unpaid accounts payable	$—	$508,778

The accompanying notes are an integral part of these financial statements.

Informed Decisions Corporation

dba CASHNet

Notes To Financial Statements

1.	Summary of Significant Accounting Policies

General

Informed Decisions Corporation™ (the Company) provides hosted software solutions, services and best practices training to colleges, universities and health networks. The Company offers a suite of products, called CASHNet®, that automate cashiering, payment processing, billing, and tracking and enable on-line bill presentment and payment functions for the institutions served in an installed or hosted environment. The Company provides customers with a single repository of information for all payments and tender types. The Company offers an ASP electronic payment processing solution, called CASHNet® SmartPay, to clients that enables their customers to make payments via credit card or electronic check. The Company’s clients are primarily colleges and universities, including two-year, four-year, public, and private institutions, across the country. The Company has been in business since 1983 and is headquartered in California, with remote sales or support personnel in New Mexico, New York, Maryland, Oregon, and Florida. The Company currently operates under the name Informed Decisions Corporation dba CASHNet®.

The CASHNet® suite of products and services automate cashiering, payment processing, and on-line bill presentment and payment functions for the institutions it serves. In 2004 the Company decided to focus exclusively on its array of hosted solutions and currently only provides installed solutions to a few customers. The Company’s hosted ASP payment processing solution, CASHNet.com®, provides the safest and easiest way to manage and control payments on the college and university campus. The CASHNet.com® service includes the Company’s outsourced third-party payment service, CASHNet® SmartPay, which has been in the market since May 2000.

As described in Note 12, The Company was acquired by another entity effective November 19, 2009.

Revenue Recognition and Deferred Revenue

The Company derives its revenues primarily from three sources: (1) License and subscription revenues for managed services which are comprised of fees from customers accessing its on demand application service, (2) CASHNet® SmartPay, and (3) related professional services including implementation fees associated with the initial deployment of our services and minor equipment sales.

The Company recognizes revenue when all of the following conditions are met: (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) the service has been provided to the customer, (iii) the price to the customer is fixed or determinable, and (iv) collection of the revenues is probable. The Company’s arrangements do not contain general rights of return or refund privileges.

License and subscription revenues are recognized ratably over the contract terms beginning on the commencement date of each contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Revenue from CASHNet® SmartPay is recognized monthly and reflects the Service Charge on the items paid by our client’s customers via our service.

A few older customer subscription agreements for which we provide installed solutions versus hosted solutions, required us to provide future enhancements. In these situations, the Company

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

recognized its subscription services revenue using a Proportional Performance Model and did not defer subscription service revenue when such contract provisions existed because the customer was receiving ongoing service and the potential future enhancements were considered inconsequential and had no impact on the product’s current functionality.

Professional services and other revenues, when sold with subscription and support offerings, are accounted for separately when these services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and when the service projects are complete for fixed price contracts. For professional fees associated with the initial deployment of our services, the revenues and related direct costs are initially deferred and are recognized ratably over the contract terms beginning on the commencement date of the license and subscription (which generally approximate five years). See Note 2 for additional information regarding the Company’s billing policies and deferred revenue.

As of March 31, 2009 and 2008, total deferred revenues were $7,107,374 and $4,411,122, respectively, of which $6,009,227 and $3,764,297, respectively, were classified as current liabilities.

Cash, Cash Equivalents, and Depository Cash Accounts

The Company considers all highly liquid debt instruments with maturities of three (3) months or less to be cash equivalents. No cash equivalents existed at March 31, 2009 and 2008.

The Company’s services include accepting credit card payments from students for tuition payments made online through the Company’s SmartPay product. The tuition payments are deposited into bank accounts controlled by the Company (the depository accounts) and each client has its own separate account. Under the agreements made with the participating universities, the Company guarantees that the tuition payments will be remitted to the university within ten days of receipt. Funds not yet remitted to the universities are treated as a reduction in the depository account balance. As of March 31, 2009 and 2008 those amounts totaled approximately $2.8 million and $3.3 million. Included in the net depository cash accounts are funds to be remitted to the credit card companies for processing fees, the Company’s last month of SmartPay revenue which is remitted shortly after month end and the Company’s contribution to open the account.

Concentration of Credit Risk

The Company maintains its operating cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to a certain amount. Such deposits may be in excess of the amount of the insurance provided by the federal government on such deposits. To date, the Company has not experienced any losses on such deposits.

The Company’s SmartPay depository accounts, one for each client, are also maintained at the same major financial institution. For insurance purposes, the balances in these accounts are considered to be the property of the student until transferred to the respective university. The bank insures each student’s deposit individually, rather than insuring the balance of the account as a whole.

No customer accounted for more than 10% of accounts receivable as of March 31, 2009 and 2008.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

Inventory

Inventory consists of Hot Swap finished goods and are stated at the lower of cost (first-in, first-out) or market value.

Property and Equipment

All assets are carried at cost. Expenditures for furniture and other equipment over $200 and for computer equipment over $500 are capitalized. The Company provides for depreciation of assets over their useful lives of between two and five years for all assets, on a straight-line basis.

Computer Software Development Costs and Research and Development

Development costs related to software products to be sold are expensed as incurred as research and development until technological feasibility of the product has been established. Software development costs incurred after technological feasibility is reached, and before release to customers, are capitalized to the degree the amounts are material. Commencing in fiscal year 2005 the Company began capitalizing the costs related to certain employee compensation and outside consultants directly associated with various new products developed for internal use in their hosted software solution. Total costs associated with research and development activities, primarily employee compensation and consulting costs, during the year ended March 31, 2009 and for the nine months ended March 31, 2008 totaled $1,361,182 and $577,620, respectively, and is included in cost of revenues.

As of March 31, 2009 and 2008, $1,015,241 of software development costs has been capitalized. These costs were incurred through consulting agreements with related parties (see note 4). These costs are being amortized over the revenue producing lives of the products, estimated to be five years. Amortization of the product development costs commences upon the products release. The amortization expense for the year ended March 31, 2009 and for the nine months ended March 31, 2008 totaled $159,988 and $72,831, respectively. The accumulated amortization at March 31, 2009 and 2008 totaled $343,574 and $183,586, respectively.

Impairment of Long-Lived Assets

Long-lived assets, including computer software development costs held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived is based upon an estimate of undiscounted future cash flows resulting from the use of the asset. Measurement of an impairment loss for long lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying value of fair value less costs to sell. As of March 31, 2009 and 2008, the Company does not believe that any long-lived assets are impaired.

Deferred Costs

Direct costs, primarily payroll related, pertaining to the initial deployment of our services are initially deferred and are recorded as expense ratably over the contract terms beginning on the commencement date of the license and subscription. The deferred costs are amortized over the same

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

five year period in which deferred deployment revenue is recognized. As of March 31, 2009 and 2008, total deferred costs were $2,052,961 and $1,128,283, respectively, of which $669,358 and $293,086, respectively, were classified as current assets.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company adopted accounting for uncertainties in income taxes effective April 1, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Discontinued Operations

As described in Note 12 to the financial statements, in connection with the sale of the Company in November 2009, the Company distributed a technology asset to the stockholders of the Company that had a book value of approximately $225,000 and had been previously acquired from a related party in March 2008. The asset qualifies as a separate business component. The Company undertook limited activity of this asset until April 2009, thus there is no separate operating activity to be reported as discontinued operations for the periods ended March 31, 2009 and 2008. The technology asset of $225,000 has been reflected on the balance sheet at March 31, 2009 and 2008 as asset held for sale.

2.	Accounts Receivable

	March 31, 2009	March 31, 2008
Accounts receivable consist of the following:
Accounts receivable	$2,903,637	$2,144,846
Less allowance for discounts	(447,461)	(291,965)

	$2,456,176	$1,852,881

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for credit losses based upon its estimates and such losses have not been material. Therefore, management has not recorded an allowance for

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination has been made. Actual credit losses may differ from estimates and such differences could be material to the financial statements. The Company allows a 20% discount on renewal annuity maintenance contracts that are paid within a certain time frame. The Company bills renewal subscriptions up to 90 days in advance of subscription period commencement and records the amount in deferred revenue. Customers are obligated to cancel 90 days prior to their anniversary/renewal date or they are liable for the next year’s license fee.

3.	Property and Equipment

Property and equipment is summarized as follows:

	March 31, 2009	March 31, 2008
Computer equipment	$448,114	$398,704
Furniture and fixtures	86,635	65,171
Other equipment	94,734	94,734

Subtotal	629,483	558,609
Less accumulated depreciation	(518,354)	(447,581)

	$111,129	$111,028

Depreciation expense was $70,773 for the year ended March 31, 2009 and $50,356 for the nine months ended March 31, 2008.

4.	Related Party Transactions

The Company has a loan agreement with its 49% stockholder that carries an interest rate of 9% and is due in June 2010. The Company is currently paying periodic monthly installments of $1,500 on this note.

	March 31, 2009	March 31, 2008
Notes payable—Stockholder	$20,003	$28,134
Less current portion	(6,231)	(14,716)

Total notes payable less current portions	$13,772	$13,418

The accrued interest on this note, included in accrued expenses, was $9,869 and $18,136 at March 31, 2009 and 2008, respectively. The Company incurred interest expense on the note payable to the stockholder of $1,941 and $1,025 during the year ended March 31, 2009 and for the nine months ended March 31, 2008, respectively.

The Company has worked with its 51% majority stockholder under a technology consulting agreement to perform various software development and research, some which is performed outside the United States.

For the year ended March 31, 2009 and for the nine months ended March 31, 2008, the Company incurred fees of $1,070,660 and $727,821, respectively, from the related entity of which $0 and $253,778, respectively, have been capitalized in “Computer Software Development Costs” and the balance recorded in cost of goods sold.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

The Company’s 51% stockholder also controls other entities whose operations are similar to those of the Company. During March, 2008 the Company paid one of these entities for a software product. As described in Note 12, this software product was distributed to the stockholders in connection with the acquisition of the Company effective November 19, 2009. At March 31, 2009 and 2008 the net book value of the asset is $225,000 and classified as an asset held for sale.

In May 2006, the Company entered into a hosting and MIS services support agreement with the 51% majority stockholder. The agreement requires a monthly fee of approximately $7,250 plus additional fees. The agreement can be cancelled by providing a 30 day notice. For the year ended March 31, 2009 and the nine months ended March 31, 2008, the Company incurred approximately $95,250 and $144,500, respectively, of expense associated with this agreement and such costs are included in cost of goods sold.

As of March 31, 2009 and 2008, $102,605 and $1,805,353, respectively, remains unpaid to the majority stockholder and an affiliate company for such services. No interest is being charged on the unpaid balance.

5.	Line of Credit

On September 5, 2007, the Company obtained a revolving line of credit with a bank for borrowings up to $300,000. The line of credit expired in August 2008 and was not renewed. There were no outstanding balances as of March 31, 2009 and 2008.

6.	Notes Payable

On September 5, 2007, the Company borrowed $25,000 from a financial institution bearing a fixed interest rate of 8.75%. The loan is secured by the assets of the Company and is payable in monthly installments of principal and interest, and matures in March 2010.

On April 10, 2008, the Company borrowed $50,000 from the same financial institution bearing a fixed interest rate of 6%. The loan is secured by the assets of the Company and is payable in monthly installments of principal and interest, and matures in September 2010.

Notes payable comprise the following as of:

	March 31, 2009	March 31, 2008
Note payable	$11,354	$21,118
Note payable	32,394	—

Total notes payable	43,748	21,118
Less current portion	(31,543)	(11,351)

Total notes payable less current portion	$12,205	$9,767

Future minimum payments on the notes payable are as follows:

For the year ending:
2010	$31,543
2011	12,205

$43,748

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

7.	Equity

In October 2005, the Company’s sole stockholder sold 51% of his common stock. In connection with that transaction, the Company’s articles of incorporation were amended, authorizing 100,000 shares of preferred stock. Simultaneously the Company’s new majority stockholder entered into an agreement to purchase 1,240 shares of Series A preferred stock for $1,240,000 from the Company. The purchase price for the stock was evidenced by a promissory note. The promissory note bore interest at 8% and was due in full on September 30, 2008. The Note was paid in full in October of 2008. No interest was paid and no interest has been accrued as of March 31, 2009.

In September 2008, the Company advanced funds and issued a note receivable to the majority stockholder for $1,000,000. The note bears interest rate of prime plus 1%. Principal and accrued interests are due in October 2009. As of March 31, 2009, the balance of the note and accrued interest receivable is $1,000,000 and $30,000 respectively. As described in Note 12, this note receivable was settled in connection with the acquisition of the company effective November 19, 2009. For purposes of financial statements presentation, the subsequent issuance of this note is considered to be an extension of the above mentioned $1.24 million note and is treated as a contra equity account.

The holders of Series A preferred shares are entitled to certain liquidation preferences upon liquidation or dissolution of the Company before any assets are distributed to the holders of common stock. The Series A preferred stock also contains certain provisions which allow or require the shares to be converted to common stock upon certain events, such as a public offering raising more than $5 million. Additionally, the Series A preferred shares are entitled to receive cumulative annual dividends of $0.05 per share if dividends are declared by the board of directors. No such dividends have been declared. The Series A preferred shares have no voting rights and are not redeemable. As described in Note 12, the Series A preferred shares were redeemed in connection with the acquisition of the Company effective November 19, 2009.

As of March 31, 2009 and 2008, there was one stock option outstanding, originally issued in 1995, allowing the holder to purchase 2,500 shares of common stock for $1.50 per share. The option has no expiration date, is fully vested and is not part of a formal stock option plan. As described in Note 12, this stock option was repurchased in conjunction with the acquisition of the Company effective November 19, 2009.

8.	Provision for Income Taxes

The provision (benefit) for income taxes consists of the following:

	March 31, 2009	March 31, 2008
Current:
Federal tax	$(1,352)	$(10,742)
State tax	16,330	800

Subtotal	14,978	(9,942)

Deferred tax:
Federal	(209,900)	—
State	—	—

Subtotal	(209,900)	—

Total (benefit from) provision for income taxes	$(194,922)	$(9,942)

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

A summary of net deferred tax assets is as follows:

	March 31, 2009	March 31, 2008
Loss carryforwards	$598,460	$171,720
Tax credits	227,711	197,446
Reserves and accruals	50,540	40,280
Deployment costs, net	(170,000)	(84,000)
Depreciation	(120,000)	(75,000)

	586,711	250,446
Valuation allowance	(194,711)	(68,346)

Net deferred tax	$392,000	$182,100

The valuation allowance increased by $126,365 for the year ended March 31, 2009 and decreased by $50,554 for the nine months ended March 31, 2008. As of March 31, 2009 and 2008, $320,000 and $90,000, respectively, of the deferred tax assets are classified as a current asset as this is the portion expected to be used in the next fiscal year. The remaining portion of the deferred tax asset, $72,000 and $92,100, has been classified as a long term asset. As a result of the equity transaction in October 2005 which resulted in a change of ownership, utilization of the loss carry forwards and tax credits incurred prior to October 2005 are subject to severe limitations. The lengthy period of time required to realize the deferred tax assets creates uncertainty and thus necessitates a valuation allowance for a portion of the deferred tax asset.

At March 31, 2009, the Company has net operating loss carry forwards of approximately $1,586,000 for federal income tax purposes and $203,000 for state income tax purposes. The net operating loss carry forwards begin expiring in 2024 for federal income tax purposes and 2013 for state income tax purposes. At March 31, 2009, the Company had estimated R&D credit carryforwards of $123,000 for federal income tax purposes and $89,000 for state income tax purposes. The credit carryforwards begin expiring in 2021 for federal tax purposes and have no expiration for state tax purposes.

As described in Note 12, the Company was acquired on November 19, 2009 and as result will no longer file separate tax returns subsequent to that date. Net operating losses available through November 19, 2009 are expected to be used by the acquiring company based upon the terms of the transaction.

9.	Operating Lease

The Company leases office facilities for its California headquarters. The lease is non-cancelable and it expires in May 2010. Future minimum rental payments required under the lease are $218,570.

Rent expense charged to operations was $189,928 and $135,982 for the year ended March 31, 2009 and the nine months ended March 31, 2008, respectively.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

10.	Commitments and Contingencies

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code and a profit sharing plan. Substantially all full time employees are eligible to participate in the plans. Company contributions are discretionary. No contributions were made to the plans during the year ended March 31, 2009 and for the nine months ended March 31, 2008.

The Company has entered into a contractual agreement with a telecommunications provider that will provide data and telecommunication capabilities associated with its hosted software solutions. The agreement requires monthly payments of approximately $22,390 through October 2011. If the Company terminates the agreement prior to the autorenewal date, a termination fee equal to 90% of future unpaid obligations would be due and payable.

The Company has entered into a contractual agreement with a software provider (the Provider) that specializes in developing and licensing administrative software for educational institutions. The agreement required the Provider to create a product which would interface with the Company’s electronic payment services. As part of the agreement, the Provider and the Company will join their marketing efforts. Consideration for these services includes royalty fees ranging from 5% to 50% of the annual subscription fees charged to each customer licensed under this arrangement. The term of the contract is for two years unless terminated sooner with a written notification.

In connection with the Company’s SmartPay service charge income, they have entered into various agreements with the credit card companies that require the Company at the beginning of each month to remit a fee based upon SmartPay service charge income collected. The fee paid to the credit card companies is included in cost of goods sold.

In the normal course of business, the Company may be involved in disputes over various issues, including its technology. The Company does not have any patents on its software products but vigorously defends its legal rights and itself against all claims.

11.	Correction of Errors and Reclassifications

As mentioned in Note 1, the revenues and costs for deployment are initially deferred and recognized ratably over the contract terms beginning on the commencement date of the license and subscription. In the past, the Company erroneously recorded the fees and costs associated with the initial deployment of our services as revenues and expenses, respectively, on the commencement date of the license and subscription (for revenues) and when incurred (for costs). Certain balances in the accompanying statements of operations were changed to conform with the correction of errors made. There was no impact on retained earnings (accumulated deficit) for the periods prior to July 1, 2007.

The accompanying financial statements were restated to correct the following errors related to deployment:

•

Overstatement of revenue totaling $678,282 and $421,841 and cost of goods sold totaling $924,679 and $662,730, which resulted in overstatement of net loss by $246,390 and $240,888 for the year ended March 31, 2009 and the nine months ended March 31, 2008, respectively.

•	Understatement of deferred costs by $2,052,961 and $1,128,283 as of March 31, 2009 and 2008, respectively.

•	Understatement of deferred revenue by $1,565,675 and $887,394 as of March 31, 2009 and 2008, respectively.

•	Understatement of stockholders equity by $487,286 and $240,889 at March 31, 2009 and 2008.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

The Company changed its presentation of depository cash accounts from previously issued financial statements. The balance of depository cash due to universities was previously included in the depository cash account balance with a corresponding depository cash liability. The balance of depository cash accounts is net of the amounts due to universities which approximates $2.8 million and $3.3 million at March 31, 2009 and 2008.

As described in Note 7, a related party note receivable with principal and accrued interest totaling $1,030,000 at March 31, 2009 has been reclassified from an asset to a contra equity account.

12.	Business Acquisition—Subsequent Event

Effective at the close of business on November 19, 2009, the stockholders of the Company entered into a stock purchase agreement with Higher One Inc., a Delaware corporation (Higher One). The stock purchase agreement stipulates the terms and rights of all outstanding shares of the Company in exchange for current and future cash consideration substantially in excess of the Company’s current net book value. The agreement included several key provisions and actions which were undertaken by the Company in conjunction with and just prior to the closing of the transaction. Such actions and key provisions are as follows:

•	The receipt of signed non-compete agreements from the Company’s stockholders.

•	Transition services agreements with key employees.

•

The Company’s stockholders and Higher One have agreed to indemnify each other with respect to certain elements of the transaction. Such indemnifications could result in the Company’s stockholders receiving reduced future cash payments if claims are made by Higher One for certain matters, including any tax owed by the Company for periods prior to the closing date.

•

Immediately prior to the closing, the transfer/distribution of a technology asset with a net book value of approximately $225,000, was completed to a new entity owned and controlled by the Company’s stockholders. The asset generated no revenue and the Company incurred minimal expenses associated with the asset prior to April 2009. The technology asset had previously been acquired from a related party.

•

Redemption of the Company’s issued and outstanding preferred stock in connection with the repurchase/exchange of the outstanding Preferred A stock for the cancellation of a note receivable due from the majority stockholder. The book value of the preferred stock was $1,240,000 and the book value of the note receivable was $1,067,890 at the time of the exchange. The difference has been recorded as an adjustment total stockholder’s equity prior to closing.

•

Agreement between the Company and one employee to exchange the employee’s right to acquire 2,500 shares of common stock for a bonus related to prior service. The payment of approximately $640,000 was accrued at November 19, 2009 and paid shortly thereafter.

The Company has evaluated all events occurring subsequent to March 31, 2009 through March 16, 2010 and with the exception of the items noted above, nothing has occurred outside of the normal course of operations. The Company had originally issued their March 31, 2009 financial statements in April 2009 and has thus updated their evaluation based upon the reissuance of the financial statements.

Informed Decisions Corporation

dba CASHNet

Financial Statements

for the six months ended September 30, 2009 and 2008

(unaudited)

Informed Decisions Corporation

dba CASHNet

Balance Sheets

September 30, 2009 and 2008

	September 30, 2009	September 30, 2008
	(unaudited)	(unaudited)
Assets
Current assets:
Cash	$1,379,646	$2,525,557
Depository accounts, net	1,102,361	940,124
Accounts receivable, net	2,111,109	1,528,729
Inventory	18,406	7,871
Prepaid expenses	185,059	164,585
Deferred costs—current	763,238	434,573
Deferred taxes—current	320,000	210,000

Total current assets	5,879,819	5,811,439
Property and equipment, net	104,995	124,256
Computer software development costs, net	345,453	543,630
Assets held for sale	225,000	225,000
Deferred costs—long term	1,700,368	1,216,779
Deferred taxes—long term	72,000	92,100
Other assets	15,612	15,612

Total assets	$8,343,247	$8,028,816

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$74,683	$63,881
Accrued expenses	1,531,780	1,027,964
Related party payable	86,528	1,656,129
Deferred rent	15,549	36,296
Deferred revenue-current	7,191,587	4,544,356
Current portion of notes payable	34,830	37,789

Total current liabilities	8,934,957	7,366,415
Note to stockholder	13,772	7,658
Notes Payable	—	32,952
Deferred revenue—long term portion	1,502,488	925,048

Total liabilities	10,451,217	8,332,073

Commitments, contingencies, and subsequent events (Note 10 and 12)

Stockholders’ deficit:
Convertible preferred stock, no par value, 100,000 shares authorized, 1,240 shares Series A issued and outstanding	1,240,000	1,240,000
Less-convertible preferred stock Series A note receivable	(1,030,000)	(1,240,000)
Common stock, no par value, 900,000 shares authorized, 100,000 shares issued and outstanding	50,000	50,000
Additional paid in capital	44,073	44,073
Accumulated deficit	(2,412,043)	(397,330)

Total stockholders’ deficit	(2,107,970)	(303,257)

Total liabilities and stockholders’ deficit	$8,343,247	$8,028,816

The accompanying notes are an integral part of these financial statements.

Informed Decisions Corporation

dba CASHNet

Statements of Operations and Accumulated Deficit

for the six months ended September 30, 2009 and 2008

	Six months ended September 30, 2009	Six months ended September 30, 2008
	(unaudited)	(unaudited)
Revenue:
SmartPay service charge	$6,978,734	$4,790,250
License and subscription	2,857,813	1,870,968
Professional Services and other	318,665	233,645

Total Revenue	10,155,212	6,894,863
Cost of revenues	6,978,026	5,245,673

Gross profit	3,177,186	1,649,190
Sales and marketing expense	1,536,561	1,380,405
General and administrative expense	1,074,074	900,291

Operating income (loss)	566,551	(631,506)

Other expense:
Interest expense	2,178	2,990
Other expense	50,496	3,010

Total other expense	52,674	6,000

Net income (loss) before income taxes	513,877	(637,506)
Benefit from income taxes	—	112,281

Net income (loss) from continuing operations	513,877	(525,225)
(Loss) associated with discontinued operations	(185,844)	—

Net income (loss)	328,033	(525,225)
Retained earnings (accumulated deficit), beginning of period	(690,076)	127,895
Less-cumulative impact of uncertain income taxes	(50,000)	—
Less-dividends paid	(2,000,000)	—

Accumulated deficit, end of period	$(2,412,043)	$(397,330)

The accompanying notes are an integral part of these financial statements.

Informed Decisions Corporation

dba CASHNet

Statements of Cash Flows

for the six months ended September 30, 2009 and September 30, 2008

	Six months ended September 30, 2009	Six months ended September 30, 2008
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$328,033	$(525,225)
to net cash (used in) provided by operating activities:
Depreciation and amortization	127,502	102,226
(Increase) decrease in:
Depository accounts, net	(373,487)	(447,338)
Accounts receivable, net	345,067	324,152
Inventories	(10,534)	1
Prepaid expenses and other current asset	(58,024)	12,550
Deferred Deployment	138,588	(138,089)
Deferred taxes	—	(120,000)
Other assets	—	16,426
Increase (decrease) in:
Accounts payable	(84,282)	(84,484)
Related party payable	(16,077)	(149,224)
Accrued expenses	450,199	329,035
Deferred rent	(12,484)	(7,842)
Deferred revenue	1,037,470	673,302

Net cash (used in) provided by operating activities	1,871,971	(14,510)

Cash flows from investing activities:
Cash payments for equipment and capitalized software	(20,147)	(52,429)

Cash flows from financing activities:
Proceeds from issuance of debt	—	50,000
Principal payments on notes payable	(15,151)	(20,852)
Dividends	(2,000,000)	—

Net cash provided by financing activities	(2,015,151)	29,148

Net decrease in cash	(163,327)	(37,791)
Cash, beginning of period	1,542,973	2,563,348

Cash, end of period	$1,379,646	$2,525,557

Supplemental cash flow information—cash paid for:
Interest expense	$2,178	$2,990

Income taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements

(unaudited)

1.	Summary of Significant Accounting Policies

Business

Informed Decisions Corporation™ (the Company) provides hosted software solutions, services and best practices training to colleges, universities and health networks. The Company offers a suite of products, called CASHNet®, that automate cashiering, payment processing, billing, and tracking and enable on-line bill presentment and payment functions for the institutions served in an installed or hosted environment. The Company provides customers with a single repository of information for all payments and tender types. The Company offers an ASP electronic payment processing solution, called CASHNet® SmartPay, to clients that enables their customers to make payments via credit card or electronic check. The Company’s clients are primarily colleges and universities, including two-year, four-year, public, and private institutions, across the country. The Company has been in business since 1983 and is headquartered in California, with remote sales or support personnel in New Mexico, New York, Maryland, Oregon, and Florida. The Company currently operates under the name Informed Decisions Corporation dba CASHNet®.

The CASHNet® suite of products and services automate cashiering, payment processing, and on-line bill presentment and payment functions for the institutions it serves. In 2004 the Company decided to focus exclusively on its array of hosted solutions and currently only provides installed solutions to a few customers. The Company’s hosted ASP payment processing solution, CASHNet.com®, provides the safest and easiest way to manage and control payments on the college and university campus. The CASHNet.com® service includes the Company’s outsourced third-party payment service, CASHNet® SmartPay, which has been in the market since May 2000. As described in Note 11, the Company was acquired by another entity effective November 19, 2009.

Revenue Recognition and Deferred Revenue

The Company derives its revenues primarily from three sources: (1) License and subscription revenues for managed services which are comprised of fees from customers accessing its on demand application service, (2) CASHNet® SmartPay, and (3) related professional services including implementation fees associated with the initial deployment of our services and minor equipment sales.

The Company recognizes revenue when all of the following conditions are met: (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) the service has been provided to the customer, (iii) the price to the customer is fixed or determinable, and (iv) collection of the revenues is probable. The Company’s arrangements do not contain general rights of return or refund privileges.

License and subscription revenues are recognized ratably over the contract terms beginning on the commencement date of each contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Revenue from CASHNet® SmartPay is recognized monthly and reflects the Service Charge on the items paid by our client’s customers via our service.

A few older customer subscription agreements for which we provide installed solutions versus hosted solutions, required us to provide future enhancements. In these situations, the Company recognized its subscription services revenue using a Proportional Performance Model and did not defer

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

(unaudited)

subscription service revenue when such contract provisions existed because the customer was receiving ongoing service and the potential future enhancements were considered inconsequential and had no impact on the product’s current functionality.

Professional services and other revenues, when sold with subscription and support offerings, are accounted for separately when these services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and when the service projects are complete for fixed price contracts. For professional fees associated with the initial deployment of our services, the revenues and related direct costs are initially deferred and are recognized ratably over the contract terms beginning on the commencement date of the license and subscription (which generally approximate five years). See Note 2 for additional information regarding the Company’s billing policies and deferred revenue.

As of September 30, 2009, total deferred revenue was $8,694,075, of which $7,191,587 was classified as a current liability. As of September 30, 2008, total deferred revenue was $5,469,404, of which $4,544,356 was classified as a current liability.

Cash, Cash Equivalents, and Depository Cash Accounts

The Company considers all highly liquid debt instruments with maturities of three (3) months or less to be cash equivalents. No cash equivalents existed at September 30, 2009 and 2008.

The Company’s services include accepting credit card payments from students for tuition payments made online through the Company’s SmartPay product. The tuition payments are deposited into bank accounts controlled by the Company (the depository accounts) and each client has its own separate account. Under the agreements made with the participating universities, the Company guarantees that the tuition payments will be remitted to the university within ten days of receipt. Funds not yet remitted to the universities are treated as a reduction in the depository account balance. As of September 30, 2009 and 2008 those amounts totaled $3.6 million and $1.9 million. Included in the net depository cash accounts are funds to be remitted to the credit card companies for processing fees, the Company’s last month of SmartPay revenue which is remitted shortly after month end and the Company’s contribution to open the account.

Concentration of Credit Risk

The Company maintains its operating cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to a certain amount.

Such deposits may be in excess of the amount of the insurance provided by the federal government on such deposits. To date, the Company has not experienced any losses on such deposits.

The Company’s SmartPay depository accounts, one for each client, are also maintained at the same major financial institution. For insurance purposes, the balances in these accounts are considered to be the property of the student until transferred to the respective university. The bank insures each student’s deposit individually, rather than insuring the balance of the account as a whole.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

(unaudited)

No customer accounted for more than 10% of accounts receivable as of September 30, 2009 and 2008.

Inventory

Inventory consists of Hot Swap finished goods and are stated at the lower of cost (first-in, first-out) or market value.

Property and Equipment

All assets are carried at cost. Expenditures for furniture and other equipment over $200 and for computer equipment over $500 are capitalized. The Company provides for depreciation of assets over their useful lives of between two and five years for all assets, on a straight-line basis.

Computer Software Development Costs and Research and Development

Development costs related to software products to be sold are expensed as incurred as research and development until technological feasibility of the product has been established. Software development costs incurred after technological feasibility is reached, and before release to customers, are capitalized to the degree the amounts are material. Commencing in fiscal year 2005 the Company began capitalizing the costs related to certain employee compensation and outside consultants directly associated with various new products developed for internal use in their hosted environment. Total costs associated with research and development activities, primarily employee compensation and consulting costs, during the six months ended September 30, 2009 and 2008 totaled $523,470 and $643,685, respectively, and is included in cost of revenues.

As of September 30, 2009 and 2008, $1,015,241 of software development costs has been capitalized. These costs were incurred through consulting agreements with related parties (see note 4). These costs are being amortized over the revenue producing lives of the products, estimated to be five years. Amortization of the product development costs commences upon the products release. The amortization expense for the six months ended September 30, 2009 and 2008 totaled $101,214 and $63,025, respectively. The accumulated amortization at September 30, 2009 and 2008 totaled $444,788 and $246,611, respectively.

Impairment	of Long-Lived Assets

Long-lived assets, including computer software development costs held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Determination of recoverability of long-lived is based upon an estimate of undiscounted future cash flows resulting from the use of the asset. Measurement of an impairment loss for long lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying value of fair value less costs to sell. As of September 30, 2009 and 2008, the Company does not believe that any long-lived assets are impaired.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

(unaudited)

Deferred Costs

Direct costs, primarily payroll related, pertaining to the initial deployment of our services are initially deferred and are recorded as expense ratably over the contract terms beginning on the commencement date of the license and subscription. The deferred costs are amortized over the same five year period in which deferred deployment revenue is recognized. As of September 30, 2009, total deferred costs were $2,463,606, of which $763,238 were classified as current assets. As of September 30, 2008, total deferred costs were $1,651,352, of which $434,573 were classified as current assets.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Effective April 1, 2009, the Company adopted the provisions of the FASB interpretation for tax accounting of uncertainties in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. It prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized. Management has assessed the impact of its tax position based on its prior tax compliance practices and as a result, it recognized approximately a $50,000 increase in liability for unrecognized tax benefits, which was accounted for subsequently as an increase to the April 1, 2009 balance of accumulated deficit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Discontinued Operations

As described in Note 11 to the financial statements, in connection with the sale of the Company in November 2009, the Company distributed a technology asset to the stockholders of the Company that had a book value of approximately $225,000 and had been previously acquired from a related party in March 2008. The asset qualifies as a separate business component. The Company undertook limited activity of this asset until April 2009 and expenses incurred subsequent to that date are reflected in loss on discontinued operations on the statement of operations. The technology asset of $225,000 has been reflected on the balance sheet at September 30, 2009 and 2008 as asset held for sale.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

(unaudited)

2.	Accounts Receivable

Accounts receivable consist of the following:

	September 30, 2009	September 30, 2008
Accounts receivable	$2,398,047	$1,725,877
Less allowance for discounts	(286,938)	(197,148)

	$2,111,109	$1,528,729

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for credit losses based upon its estimates and such losses have not been material. Therefore, management has not recorded an allowance for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination has been made. Actual credit losses may differ from estimates and such differences could be material to the financial statements. The Company allows a 20% discount on renewal annuity maintenance contracts that are paid within a certain time frame. The Company bills renewal subscriptions up to 90 days in advance of subscription period commencement and records the amount in deferred revenue. Customers are obligated to cancel 90 days prior to their anniversary/renewal date or they are liable for the next year’s license fee.

3.	Property and Equipment

Property and equipment is summarized as follows:

	September 30, 2009	September 30, 2008
Computer equipment	$468,262	$429,669
Furniture and fixtures	86,635	86,635
Other equipment	94,734	94,734

Subtotal	649,631	611,038
Less accumulated depreciation	(544,636)	(486,782)

	$104,995	$124,256

Depreciation expense was $26,282 and $39,201 for the six months ended September 30, 2009 and 2008, respectively.

4.	Related Party Transactions

The Company has a loan agreement with its 49% stockholder that carries an interest rate of 9% and is due in June 2010. The Company is currently paying monthly installments of $1,500 on this note.

	September 30, 2009	September 30, 2008
Note payable—Stockholder	$20,000	$20,000
Less current portion	(6,228)	(12,342)

Total notes payable less current portion	$13,772	$7,658

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

(unaudited)

The accrued interest on this note, included in accrued expenses, was $2,108 and $18,308 at September 30, 2009 and 2008, respectively. The Company incurred interest expense on the note payable to the stockholder of $1,941 and $1,025 during the six months ended September 30, 2009 and 2008, respectively.

The Company has worked with its 51% majority stockholder under a technology consulting agreement to perform various software development and research, some which is performed outside the United States. For the six months ended September 30, 2009 and 2008, the Company incurred fees of $294,220 and $514,476, respectively, from the related entity all of which are recorded in cost of goods sold. The majority of capitalized software cost at September 30, 2009 and 2008 were incurred prior to April 2008 and paid to this related party.

The Company’s 51% stockholder also controls other entities whose operations are similar to those of the Company. During March 2008, the Company paid one of these entities for a software product. As described in Note 12, this software product was distributed to the stockholders in connection with the acquisition of the Company effective November 19, 2009. At September 30, 2009 and 2008 the net book value of the asset is $225,000 and classified as an asset held for sale.

In May 2006, the Company entered into a hosting and MIS services support agreement with the 51% majority stockholder. The agreement requires a monthly fee of approximately $7,250 plus additional fees. The agreement can be cancelled by providing a 30 day notice. For the six months ended September 30, 2009 and 2008, the Company incurred approximately $41,000 and $52,000, respectively, of expense associated with this agreement and such costs are included in cost of goods sold.

As of September 30, 2009 and 2008, $86,528 and $1,656,129, respectively, remains unpaid to the majority stockholder and an affiliate company for such services. No interest is being charged on the unpaid balance.

5.	Line of Credit

On September 5, 2007, the Company obtained a revolving line of credit with a bank for borrowings up to $300,000. The line of credit expired in August 2008 and was not renewed.

6.	Notes Payable

On September 5, 2007, the Company borrowed $25,000 from a financial institution bearing a fixed interest rate of 8.75%. The loan is secured by the assets of the Company and is payable in monthly installments of principal and interest, and matures in September 2009.

On April 10, 2008, the Company borrowed $50,000 from the same financial institution bearing a fixed interest rate of 6%. The loan is secured by the assets of the Company and is payable in monthly installments of principal and interest, and matures in September 2009.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

(unaudited)

Notes payable comprise the following as of:

	September 30, 2009	September 30, 2008
Note payable	$5,954	$16,519
Note payable	22,646	41,881

Total notes payable	28,600	58,400
Less current portion	(28,600)	(25,448)

Total notes payable less current portion	$—	$32,952

On November 19, 2009 as part of Higher One’s Stock Purchase Agreement, both of the above loans were paid off. No future minimum payment schedule is provided due to this subsequent event, see Note 12.

7.	Equity

In October 2005, the Company’s sole stockholder sold 51% of his common stock. In connection with that transaction, the Company’s articles of incorporation were amended, authorizing 100,000 shares of preferred stock. Simultaneously the Company’s new majority stockholder entered into an agreement to purchase 1,240 shares of Series A preferred stock for $1,240,000 from the Company. The purchase price for the stock was evidenced by a promissory note. The promissory note bore interest at 8% and was due in full on September 30, 2008. The Note was paid in full in October of 2008.

In September 2008, the Company issued a note receivable to the majority stockholder for $1,000,000, and subsequently advanced the funds in October 2008. The note bears interest rate of prime plus 1%. Principal and accrued interests are due in October 2009. As of September 30, 2009, the balance of the note and accrued interest receivable is $1,000,000 and $30,000 respectively. As described in Note 11, this note receivable was settled in connection with the acquisition of the Company effective November 19, 2009. For purposes of financial statements presentation the subsequent issuance of this note is considered to be an extension of the above mentioned $1.24 million note and is treated as a contra equity account.

The holders of Series A preferred shares are entitled to certain liquidation preferences upon liquidation or dissolution of the Company before any assets are distributed to the holders of common stock. The Series A preferred stock also contains certain provisions which allow or require the shares to be converted to common stock upon certain events, such as a public offering raising more than $5 million. Additionally, the Series A preferred shares are entitled to receive cumulative annual dividends of $0.05 per share if dividends are declared by the board of directors. No such dividends have been declared. The Series A preferred shares have no voting rights and are not redeemable. As described in Note 11, the series A preferred shares were redeemed in connection with the acquisition of the Company effective November 19, 2009.

As of September 30, 2009 and 2008, there was one stock option outstanding, originally issued in 1995, allowing the holder to purchase 2,500 shares of common stock for $1.50 per share. The option has no expiration date, are fully vested and are not part of a formal stock option plan. As described in

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements—(Continued)

(unaudited)

Note 11, this stock option was repurchased in conjunction with the acquisition of the Company on November 19, 2009.

During the six months ended September 30, 2009 a dividend of $2,000,000 was paid pro-rata to shareholders.

8.	Income Taxes

The Company’s tax year end is March 31. The Company estimates tax expense or benefit to interim periods based upon the estimated effective tax rate for the year. The Company estimated effective tax rate is 0% for the six months ended September 30, 2009 and 20% benefit for the six months ended September 30, 2008. Deferred tax assets at September 30, 2009 and 2008 of $392,000 and $302,000 are primarily related to the estimated future tax benefits of net operating tax loss carryforwards net of an appropriate valuation allowance which totaled $128,000 and $68,000 at March 31, 2009 and 2008. As described in Note 11, the Company was acquired on November 19, 2009 and as result will no longer file tax returns subsequent to that date. Net operating losses available through November 19, 2009 are expected to be used by the acquiring company based upon the terms of the transaction.

9.	Operating Lease

The Company leases office facilities for its California headquarters. The lease is non-cancelable and it expires in May 2010. Future minimum rental payments required under the lease are $218,570.

Rent expense charged to operations was $95,118 and $96,497 for the six months ended September 30, 2009 and 2008, respectively.

10.	Commitments and Contingencies

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code and a profit sharing plan. Substantially all full time employees are eligible to participate in the plans. Company contributions are discretionary. No contributions were made to the plans during the six months ended September 30, 2009 and 2008.

The Company has entered into a contractual agreement with a telecommunications provider that will provide data and telecommunication capabilities associated with its hosted software solutions. The agreement requires monthly payments of approximately $22,390 through October 2011. If the Company terminates the agreement prior to the autorenewal date, a termination fee equal to 90% of future unpaid obligations would be due and payable.

The Company has entered into a contractual agreement with a software provider (the Provider) that specializes in developing and licensing administrative software for educational institutions. The agreement required the Provider to create a product which would interface with the Company’s electronic payment services. As part of the agreement, the Provider and the Company will join their marketing efforts. Consideration for these services includes royalty fees ranging from 5% to 50% of the annual subscription fees charged to each customer licensed under this arrangement. The term of the contract is for two years unless terminated sooner with a written notification.

Informed Decisions Corporation

dba CASHNet

Notes to Financial Statements

(unaudited)

In connection with the Company’s SmartPay service charge income, they have entered into various agreements with the credit card companies that require the Company at the beginning of each month to remit a fee based upon SmartPay service charge income collected. The fee paid to the credit card companies is included in cost of goods sold.

In the normal course of business, the Company may be involved in disputes over various issues, including its technology. The Company does not have any patents on its software products but vigorously defends its legal rights and itself against all claims.

11.	Business Acquisition and Subsequent Events

Effective at the close of business on November 19, 2009, the stockholders of the Company entered into a stock purchase agreement with Higher One Inc., a Delaware corporation (Higher One). The balance sheet presented is the historical balance of the Company just prior to the effective stock purchase agreement. The stock purchase agreement stipulates the terms and rights of all outstanding shares of the Company in exchange for current and future cash consideration substantially in excess of the Company’s current net book value. The agreement included several key provisions and actions which were undertaken by the Company in conjunction with and just prior to the closing of the transaction. Such actions and key provisions are as follows:

•	The receipt of signed non-compete agreements from the Company’s stockholders.

•	Transition services agreements from key employees.

•

The Company’s stockholders and Higher One have agreed to indemnify each other with respect to certain elements of the transaction. Such indemnifications could result in the Company’s stockholders receiving reduced future cash payments if claims are made by Higher One for certain matters, including any tax owed by the Company for periods prior to the closing date.

•

Immediately prior to the closing, the transfer/distribution of a technology asset with a net book value of approximately $225,000, was completed to a new entity owned and controlled by the Company’s stockholders. The asset generated no revenue and the Company incurred minimal expenses associated with the asset prior to April 2009. The technology asset had previously been acquired from a related party.

•

Redemption of the Company’s issued and outstanding preferred stock in connection with the repurchase/exchange of the outstanding Preferred A stock for the cancellation of a note receivable due from the majority stockholder. The book value of the preferred stock was $1,240,000 and the book value of the note receivable was $1,067,890 at the time of the exchange. The difference has been recorded as an adjustment to accumulated deficit prior to closing.

•

Agreement between the Company and one employee to exchange the employee’s right to acquire 2,500 shares of common stock for a bonus related to prior service. The bonus payment of approximately $640,000 was accrued at November 19, 2009 and paid shortly thereafter.

The Company has evaluated all events occurring subsequent to March 31, 2009 through March 16, 2010 and with the exception of the items noted above, nothing has occurred outside of the normal course of operations.

14,250,000 Shares

Higher One Holdings, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

UBS Investment Bank

Piper Jaffray	Raymond James	William Blair & Company

JMP Securities

We are responsible for the information contained in this prospectus. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the FINRA filing fee are estimated.

SEC Registration Fee	$19,864
FINRA Filing Fee	27,859
NYSE Listing Fees	296,000
Accounting Fees and Expenses	500,000
Legal Fees and Expenses	1,500,000
Printing Fees and Expenses	200,000
Transfer Agent and Registrar Fees and Expenses	50,000
Miscellaneous	106,277

Total	$2,700,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any by-laws, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with each of our directors providing for such directors’ indemnification. We expect to obtain liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

The underwriting agreement we will enter into with the underwriters (to be filed as exhibit 1.1 hereto) will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have sold and issued the following unregistered securities:

On May 31, 2007, Higher One, Inc. sold 240,000 shares of its common stock to Mark Volchek, Miles Lasater and Sean Glass for an aggregate consideration of $960,000 in cash or $4.00 per share. Under the terms of the sale, Higher One, Inc. received an aggregate initial payment of $240 in cash representing the $0.001 par value of the common stock, with the remainder payable upon Higher One Bank, Inc.’s capitalization in a certain amount and receipt of a final banking charter. The terms of the sale provided us with the right to repurchase the shares at par value if this remaining payment was not made by December 31, 2007. In December 2007, we extended this payment deadline to March 31, 2008. In March 2008, we exercised our right to repurchase the shares at par value due to the continued pending status of the final banking charter, which was subsequently abandoned in June 2008. We dissolved Higher One Bank, Inc. in June 2008. The shares of Higher One, Inc. common stock were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act for sales by an issuer not involving any public offering.

In July 2008, Higher One, Inc. formed Higher One Holdings, Inc. as a direct, wholly owned subsidiary. On August 8, 2008, Higher One, Inc. merged into a direct, wholly owned subsidiary of Higher One Holdings, Inc., with Higher One, Inc. surviving as the principal operating subsidiary of Higher One Holdings, Inc. As part of this reorganization, all securities of Higher One, Inc. were exchanged for securities of Higher One Holdings, Inc. having rights, preferences and restrictions substantially identical to the securities of Higher One, Inc. The securities of Higher One Holdings, Inc. were issued in reliance on the exemption from registration under Section 3(a)(9) of the Securities Act for securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

On August 26, 2008, Higher One Holdings, Inc. sold 5,454,545 shares of its series E convertible preferred participating stock, $0.001 par value, to Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., both affiliates of Lightyear Capital LLC, for an aggregate consideration of $74,999,993.75 in cash, or $13.75 per share. The Series E shares were issued in reliance upon Regulation D, which provides a non-exclusive safe harbor under Section 4(2) of the Securities Act. Higher One Holdings, Inc. relied upon the following facts. The purchasers represented in writing that they were “accredited investors” and acknowledged in writing that they, during the course of the transaction and prior to the purchase of such securities, had the opportunity to ask questions and receive answers from representatives of Higher One Holdings, Inc. concerning the offering and the securities, and obtain additional information, documents, records and books related to Higher One Holdings, Inc. and the investment in the company. The purchasers were advised in writing of the restrictions on transferability of the securities. The transaction was effected without any public solicitation or advertising.

On April 10, 2009, Higher One Holdings, Inc. sold 36,000 shares of its common stock to one of its directors, Charles Moran, for an aggregate consideration of $495,000 in cash, or $13.75 per share. The shares of its common stock were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act for sales by an issuer not involving any public offering.

Since March 31, 2007, Higher One Holdings, Inc. has issued options to employees and directors to purchase an aggregate of 3,989,250 shares of common stock under its 2000 Stock Option Plan, with exercise prices ranging from $1.34 to $10.80 per share (after giving effect to the 3-for-1 stock split that is subject to and contingent upon the consummation of the offering). The options were issued in transactions exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefits plans and contracts relating to compensation.

Since March 31, 2007, Higher One Holdings, Inc. has issued 2,465,130 shares of common stock to its employees and directors upon exercise of options granted by it under its 2000 Stock Option Plan, with exercise prices ranging from $0.02 to $4.59 per share, for an aggregate purchase price of $1,072,568 (after giving effect to the 3-for-1 stock split that is subject to and contingent upon the consummation of the offering). The shares were issued in transactions exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefits plans and contracts relating to compensation.

Since March 31, 2007, Higher One Holdings, Inc. has issued 43,344 shares of restricted stock to its employees under its 2000 Stock Option Plan (after giving effect to the 3-for-1 stock split that is subject to and contingent upon the consummation of the offering). The shares were issued in transactions exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefits plans and contracts relating to compensation.

On March 26, 2010, Higher One Holdings, Inc. issued options to employees and directors to purchase an aggregate of 378,000 shares of common stock under its 2010 Equity Incentive Plan, with an exercise price of $13.94 per share (after giving effect to the 3-for-1 stock split that is subject to and contingent upon the consummation of the offering). The options were issued in transactions exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefits plans and contracts relating to compensation.

On May 6, 2010, Higher One Holdings, Inc. issued options to employees to purchase an aggregate of 30,000 shares of common stock under its 2010 Equity Incentive Plan, with an exercise price of $13.94 per share (after giving effect to the 3-for-1 stock split that is subject to and contingent upon the consummation of the offering). The options were issued in transactions exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefits plans and contracts relating to compensation.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1†	Form of Underwriting Agreement relating to Higher One Holdings, Inc.’s common stock.
2.1†	Asset Purchase Agreement dated as of June 9, 2008 by and among Higher One, Inc., EduCard, LLC and the members listed therein.
2.2†	Intellectual Property Purchase Agreement dated as of June 9, 2008 by and between Kevin Jones and Higher One, Inc. (the “Intellectual Property Purchase Agreement”).
2.3†	First Amendment to the Intellectual Property Purchase Agreement dated as of May 7, 2009 by and between Kevin Jones and Higher One, Inc.
2.4†	Second Amendment to the Intellectual Property Purchase Agreement dated as of August 21, 2009 by and between Kevin Jones and Higher One, Inc.
2.5†	Stock Purchase Agreement dated as of November 19, 2009 by and among Higher One, Inc. and the shareholders of Informed Decisions Corporation listed thereto.
3.1†	Form of Amended and Restated Certificate of Incorporation of Higher One Holdings, Inc.
3.2†	Form of Amended and Restated Bylaws of Higher One Holdings, Inc.
4.1†	Form of common stock certificate.
5.1†	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit No.	Description
10.1†	Credit Agreement dated as of August 26, 2008 by and among Higher One, Inc., Bank of America, N.A., Webster Bank, National Association and Bank of America, N.A., as administrative agent (the “Credit Agreement”).
10.2†	Master Reaffirmation and Amendment No. 1 to the Credit Agreement dated as of July 15, 2009 by and among Higher One, Inc., Higher One Holdings, Inc., Higher One Machines, Inc., Bank of America, N.A., Webster Bank, National Association, and Bank of America, N.A., as administrative agent.
10.3†	Master Reaffirmation and Amendment No. 2 to the Credit Agreement dated as of November 19, 2009 by and among Higher One, Inc., Higher One Holdings, Inc., Higher One Machines, Inc., Informed Decisions Corporation, Bank of America, N.A., Webster Bank, National Association, and Bank of America, N.A., as administrative agent.

10.4†	Continuing Guaranty dated as of August 26, 2008 by Higher One Holdings, Inc. in favor of Bank of America, N.A., as administrative agent.

10.5†	Continuing Guaranty dated as of August 26, 2008 by Higher One Machines, Inc. in favor of Bank of America, N.A., as administrative agent.

10.6†	Stock Pledge Agreement dated as of August 26, 2008 by and between Higher One Holdings, Inc. and Bank of America, N.A., as administrative agent.

10.7†	Stock Pledge Agreement dated as of August 26, 2008 by and between Higher One, Inc. and Bank of America, N.A., as administrative agent.

10.8†	Amended and Restated Investor Rights Agreement dated as of August 26, 2008 by and among Higher One Holdings, Inc. and the shareholders listed thereto.

10.9†	Series E Preferred Stock Purchase Agreement dated as of July 23, 2008 by and among Higher One Holdings, Inc., Bulldog One, LLC and Higher One, Inc.

10.10†	Series A Preferred Stock Repurchase Agreement dated as of November 19, 2009 by and between Informed Decisions Corporation and CSWL, Inc.

10.11†**	Services Agreement dated as of May 9, 2008 by and between The Bancorp, Inc. and Higher One, Inc.

10.12†	Lease Agreement dated as of November 1, 2007 by and between WE 150 Munson LLC and Higher One, Inc (the “New Haven Lease”).

10.13†	Amendment No. 1 to the New Haven Lease dated as of June 5, 2009 by and between WE 150 Munson LLC and Higher One, Inc.

10.14†	Amendment No. 2 to the New Haven Lease dated December 1, 2009 by and between WE 150 Munson LLC and Higher One, Inc.

10.15†	Full Service Office Lease dated as of December 8, 2004 between Alameda Real Estate Investments and Informed Decisions Corporation (the “Alameda Lease”).

10.16†	Amendment No. 1 to the Alameda Lease dated March 31, 2010 by and between Legacy Partners I Alameda, LLC and Higher One Payments, Inc.

10.17†	Higher One Holdings, Inc. 2000 Stock Incentive Plan dated as of April 20, 2000, as amended on August 3, 2006.

10.18†	Form of Higher One Holdings, Inc. Incentive Stock Option Agreement.

10.19†	Form of Higher One Holdings, Inc. Non-Qualified Stock Option Agreement.

10.20†	Form of Higher One Holdings, Inc. Stock Restriction Agreement.

10.21†	Higher One Holdings, Inc. Short Term Incentive Plan, dated as of March 26, 2010.

Exhibit No.	Description

10.22†	Higher One Holdings, Inc. 2010 Equity Incentive Plan, dated as of March 26, 2010.

10.23†	Form of Higher One Holdings, Inc. Stock Option Grant Agreement.

21.1†	List of Subsidiaries of Higher One Holdings, Inc.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Burr Pilger Mayer, Inc.

23.3†	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

**	Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 406 under the Securities Act of 1933. Confidential portions of this exhibit have been filed separately with the Securities and Exchange Commission.
†	Previously filed.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant undertakes that, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(d) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(e) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Haven, State of Connecticut, on June 15, 2010.

Higher One Holdings, Inc.

/s/ DEAN HATTON
By:	Dean Hatton President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DEAN HATTON Dean Hatton	President, Chief Executive Officer and Director (principal executive officer)	June 15, 2010

/s/ MARK VOLCHEK Mark Volchek	Chief Financial Officer and Chairman of the Board of Directors (principal financial and accounting officer)	June 15, 2010

/s/ MILES LASATER Miles Lasater	Chief Operations Officer and Director	June 15, 2010

/s/ PAUL BIDDELMAN Paul Biddelman	Director	June 15, 2010

/s/ DAVID CROMWELL David Cromwell	Director	June 15, 2010

/s/ STEWART GROSS Stewart Gross	Director	June 15, 2010

/s/ SHAMEZ KANJI Shamez Kanji	Director	June 15, 2010

/s/ PATRICK MCFADDEN Patrick McFadden	Director	June 15, 2010

/s/ CHARLES MORAN Charles Moran	Director	June 15, 2010

EXHIBIT INDEX

Exhibit No.	Description

1.1†	Form of Underwriting Agreement relating to Higher One Holdings, Inc.’s common stock.

2.1†	Asset Purchase Agreement dated as of June 9, 2008 by and among Higher One, Inc., EduCard, LLC and the members listed therein.

2.2†	Intellectual Property Purchase Agreement dated as of June 9, 2008 by and between Kevin Jones and Higher One, Inc. (the “Intellectual Property Purchase Agreement”).

2.3†	First Amendment to the Intellectual Property Purchase Agreement dated as of May 7, 2009 by and between Kevin Jones and Higher One, Inc.

2.4†	Second Amendment to the Intellectual Property Purchase Agreement dated as of August 21, 2009 by and between Kevin Jones and Higher One, Inc.

2.5†	Stock Purchase Agreement dated as of November 19, 2009 by and among Higher One, Inc. and the shareholders of Informed Decisions Corporation listed thereto.

3.1†	Form of Amended and Restated Certificate of Incorporation of Higher One Holdings, Inc.

3.2†	Form of Amended and Restated Bylaws of Higher One Holdings, Inc.

4.1†	Form of common stock certificate.

5.1†	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

10.1†	Credit Agreement dated as of August 26, 2008 by and among Higher One, Inc., Bank of America, N.A., Webster Bank, National Association and Bank of America, N.A., as administrative agent (the “Credit Agreement”).

10.2†	Master Reaffirmation and Amendment No. 1 to the Credit Agreement dated as of July 15, 2009 by and among Higher One, Inc., Higher One Holdings, Inc., Higher One Machines, Inc., Bank of America, N.A., Webster Bank, National Association, and Bank of America, N.A., as administrative agent.

10.3†	Master Reaffirmation and Amendment No. 2 to the Credit Agreement dated as of November 19, 2009 by and among Higher One, Inc., Higher One Holdings, Inc., Higher One Machines, Inc., Informed Decisions Corporation, Bank of America, N.A., Webster Bank, National Association, and Bank of America, N.A., as administrative agent.

10.4†	Continuing Guaranty dated as of August 26, 2008 by Higher One Holdings, Inc. in favor of Bank of America, N.A., as administrative agent.

10.5†	Continuing Guaranty dated as of August 26, 2008 by Higher One Machines, Inc. in favor of Bank of America, N.A., as administrative agent.

10.6†	Stock Pledge Agreement dated as of August 26, 2008 by and between Higher One Holdings, Inc. and Bank of America, N.A., as administrative agent.

10.7†	Stock Pledge Agreement dated as of August 26, 2008 by and between Higher One, Inc. and Bank of America, N.A., as administrative agent.

10.8†	Amended and Restated Investor Rights Agreement dated as of August 26, 2008 by and among Higher One Holdings, Inc. and the shareholders listed thereto.

10.9†	Series E Preferred Stock Purchase Agreement dated as of July 23, 2008 by and among Higher One Holdings, Inc., Bulldog One, LLC and Higher One, Inc.

10.10†	Series A Preferred Stock Repurchase Agreement dated as of November 19, 2009 by and between Informed Decisions Corporation and CSWL, Inc.

Exhibit No.	Description

10.11†**	Services Agreement dated as of May 9, 2008 by and between The Bancorp, Inc. and Higher One, Inc.

10.12†	Lease Agreement dated as of November 1, 2007 by and between WE 150 Munson LLC and Higher One, Inc (the “New Haven Lease”).

10.13†	Amendment No. 1 to the New Haven Lease dated as of June 5, 2009 by and between WE 150 Munson LLC and Higher One, Inc.

10.14†	Amendment No. 2 to the New Haven Lease dated December 1, 2009 by and between WE 150 Munson LLC and Higher One, Inc.

10.15†	Full Service Office Lease dated as of December 8, 2004 between Alameda Real Estate Investments and Informed Decisions Corporation (the “Alameda Lease”).

10.16†	Amendment No. 1 to the Alameda Lease dated March 31, 2010, by and between Legacy Partners I Alameda, LLC and Higher One Payments, Inc.

10.17†	Higher One Holdings, Inc. 2000 Stock Incentive Plan dated as of April 20, 2000, as amended on August 3, 2006.

10.18†	Form of Higher One Holdings, Inc. Incentive Stock Option Agreement.

10.19†	Form of Higher One Holdings, Inc. Non-Qualified Stock Option Agreement.

10.20†	Form of Higher One Holdings, Inc. Stock Restriction Agreement.

10.21†	Higher One Holdings, Inc. Short Term Incentive Plan, dated as of March 26, 2010.

10.22†	Higher One Holdings, Inc. 2010 Equity Incentive Plan, dated as of March 26, 2010.

10.23†	Form of Higher One Holdings, Inc. Stock Option Grant Agreement.

21.1†	List of Subsidiaries of Higher One Holdings, Inc.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Burr Pilger Mayer, Inc.

23.3†	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

**	Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 406 under the Securities Act of 1933. Confidential portions of this exhibit have been filed separately with the Securities and Exchange Commission.
†	Previously Filed.